**2025 Annual Report and
2026 Notice of Annual Meeting
and Proxy Statement**

PPHC

2025 ANNUAL REPORT AND 2026 NOTICE OF
ANNUAL MEETING AND PROXY STATEMENT



Offices in Washington, DC | Boston | N. California | Texas | New York | Nashville |
Abu Dhabi | Dubai | London | Shanghai

PPHC at a Glance

SEVEN LETTER

LPA | LUCAS PUBLIC AFFAIRS

TRI TrailRunner International

Concordant
A **PPHC** ADVISORY

Pagefield

CRS CROSSROADS STRATEGIES

ftp
FORBES | TATE
PARTNERS

PPHC

PINE COVE STRATEGIES

O'NEILL AND ASSOCIATES

KP PUBLIC AFFAIRS

ALPINE GROUP

Founded in

2014



We Advise

~50%

of companies on
the **Fortune 100**



MULTISTATE

450+

Employees

12

Member companies with offices in 4 countries



~1.4K

Clients



State Government Relations, Compliance and Insights

Corporate Communications and Public Affairs

Federal and International Government Relations

Our Mission

To be the preeminent global strategic communications provider by uniting a diverse group of leading specialists around the world for the collective success of our clients, employees, and shareholders.

What We Do

PPHC is a family of premier advisory firms offering a comprehensive range of advisory services in the areas of Government Relations, Corporate Communications, and Public Affairs.

Our Companies

Combined, our member companies work with c.1,400 corporate brands, institutions, and coalitions across all industry sectors. PPHC offers the breadth, depth and geographic reach unlike anyone else in the industry. We are an entrepreneurially led platform designed to offer clients bipartisan expertise, breakthrough research and industry-defining communications.

PPHC Values



Transparency

We communicate openly, freely, and with clarity.



Objectivity

We make unbiased and fair decisions in all aspects of our business operations.



Fiscal Responsibility

We operate under the premise that a fair return is due for all stakeholders.



Integrity

Ethics and legal compliance are at the forefront of our practices and procedures.



Excellence

We must flawlessly advocate on behalf of our clients to support the achievement of their business objectives.

2025 Highlights

Continued M&A

TrailRunner International and Pine Cove Strategies




Recognition

Two firms recognized by PR News as Agency Elite Top 120 firms




Our three federal lobbying firms maintained spots in the top 25 LDA revenue rankings[1]

Strong earnings quality with ~86% of revenue retention

~1.4K

Clients across group

613

Clients spending $100K or more (vs 503 in 2024)

176

Clients spending $250K or more (vs 137 in 2024)



Client Count as of Year-end

~1400

613

176

~250

134
131

2018 2019 2020 2021 2022 2023 2024 2025

— Total —●— Client Spending >$100K/Year —●— Client Spending >$250K/Year

---

1. opensecrets.org

Highly diversified revenue

Top Client Concentration 2025



9%

91%

- Clients 1-10
- All other clients

Revenue by Segment



58%

7%

35%

- Government Relations
- Corporate Communications & Public Affairs
- Compliance and Insights Services

Revenue

$186.5m

Up 25% from 2024

Adjusted EBITDA

$45.4m

Up 18% from 2024

Adjusted Net Income

$36.6m

Up 32% from 2024

Adjusted fully diluted EPS

$1.39

Up 25% from 2024

Adjusted Free Cash Flow of

$36.9m

(2024: $22.2 million)

Full Year Dividend of

$0.355

Interim Payment of $0.115 paid in
October 2025, with final payment
of $0.240 payable in May 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-43077

_____

Public Policy Holding Company, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**87-3557229**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
800 North Capitol Street NW, Washington, DC	**20002**
(Address of principal executive offices)	(Zip Code)

(202) 688-0020
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	PPHC	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates as of January 29, 2026 was approximately $300,533,415.The registrant has elected to use January 29, 2026 as the calculation date because on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) there was no established US public market for the registrant's common stock.

As of March 24, 2026, Public Policy Holding Company, Inc. had 28,928,777 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described therein.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

    This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "project," "target," "estimate," "intend," "continue" or "believe" or the negatives of, or other variations of, these terms or comparable terminology. These forward-looking statements include, but are not limited to, statements regarding: our core strategy; our ability to improve our content offerings and service; our future financial performance, including expectations regarding revenues, deferred revenue, operating income and margin, net income, expenses, and profitability; liquidity, including the sufficiency of our capital resources, cash requirements; net cash provided by (used in) operating activities, access to financing sources, and free cash flows; capital allocation strategies, including any stock repurchases or repurchase programs; stock price volatility; impact of foreign exchange rate fluctuations; impact of interest rate fluctuations; adequacy of existing facilities; future regulatory changes and their impact on our business; intellectual property; cybersecurity; price changes and testing; artificial intelligence ("AI"); acquisitions; actions by competitors; dividends; future contractual obligations, including unknown content obligations and timing of payments; our global content and marketing investments; tax expense; unrecognized tax benefits; deferred tax assets; tax deposits; resolutions of disputes and other proceedings; our ability to effectively manage change and growth; our company culture; and our ability to attract and retain qualified employees and key personnel. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included throughout this filing and particularly in Item 1A: "Risk Factors" section set forth in this Annual Report on Form 10-K. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to revise or publicly release any revision to any such forward-looking statement, except as may otherwise be required by law.

ITEM 1.   BUSINESS

Overview

Our mission is to be the preeminent provider of global strategic communications by uniting a diverse group of leading government relations, corporate communications and public affairs specialists around the world for the collective success of our clients, employees, and shareholders.

Founded by veteran advisors with decades of experience in Washington, D.C.'s public policy and government relations landscape, we have grown and diversified our global communications advisory business through targeted acquisitions and organic growth. We designed our business to address the growing complexity and costs facing major corporate and non-profit entities in managing increasingly intricate and interdependent public policy and reputational challenges, and we now help more than 1,400 clients around the world navigate today's complex mosaic of stakeholders across the full spectrum of corporate affairs. Our clients include nearly half of the Fortune 100.

Across our growing portfolio, our specialized firms offer global strategic communications services, including government relations, corporate communications, public affairs, research, crisis management, financial communications and investor relations, and creative communications delivery. We are active in all major sectors of the economy, including healthcare and pharmaceuticals, asset management and financial services, energy, technology, telecoms and transportation. Our diverse and complementary services help clients enhance, fortify and defend their reputations, advance corporate strategy, manage regulatory risk and opportunities, and maintain productive, ongoing engagement with their most important stakeholders including federal- and state-level policy makers, investors, employees, customers, the media, and the general public. We do this in multiple jurisdictions and with our diverse and complementary capabilities.

Our business comprises of three reporting segments—Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services—corresponding to the different types of strategic communications services our member companies provide to our clients:

Government Relations Consulting services (which are also commonly referred to as "lobbying") include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and in the United Kingdom through our offices in London;

Corporate Communications & Public Affairs Consulting services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing, across the United States and internationally through our offices in London, Shanghai, Abu Dhabi, and Dubai; and

Compliance and Insights Services include lobbying compliance services and legislative tracking.

Importantly, as distinct from legacy branded competitors in our industry who have sought to be all-in-one providers of strategic communications services to their clients, we deliver complementary strategic communications services through stand-alone firms. Each of our firms is recognized for excellence in its respective area of expertise, and is incentivized to collaborate and to partner with each of our other firms while maintaining a strong focus on its specialized services. Our business model allows us to deliver both the scale and reach of those all-in-one providers and also the higher standards of quality, service, creativity, and nimbleness that traditionally have been the domain of smaller boutiques. We seek to eliminate for clients the traditional trade-off between scale and quality, and our growth demonstrates that our business model is well-suited to the needs and preferences of modern clients.

Since our inception in 2014, we have acquired and integrated numerous businesses specializing in key facets of the global strategic communications market. Under our holding company, we now operate as 12 member companies in the United States and the United Kingdom, with expanding reach into Europe and parts of Asia and the Middle East. Our 12 member companies (together with PPHC, the "Company") include Crossroads Strategies, LLC ("Crossroads"), Forbes Tate Partners LLC ("Forbes Tate"), Blue Engine Message & Media, LLC (doing business as Seven Letter) ("Seven Letter"), O'Neill & Partners, LLC (doing business as O'Neill & Associates) ("O'Neill"), Alpine Group Partners, LLC ("Alpine"), KP Public Affairs LLC ("KP"), MultiState Associates, LLC ("MultiState"), Concordant LLC ("Concordant"), Lucas Public Affairs, LLC ("Lucas"), Pagefield Communications Limited ("Pagefield"),TrailRunner International, LLC ("TrailRunner"), and Pine Cove Strategies, LLC ("Pine Cove").

We announced the earnings-accretive acquisition of Texas-based TrailRunner for initial consideration of $33.0 million plus potential earnout payments in January 2025. Closing occurred on April 1, 2025. TrailRunner is a Texas headquartered global strategic communications advisory firm that operates with a global team across offices in Texas, New York,

Nashville, and Northern California, London, Shanghai, Abu Dhabi, and Dubai. We announced the earnings-accretive acquisition of Pine Cove for initial consideration of $3.0 million in July 2025 plus potential earnout payments. Pine Cove is a strategic consulting firm that serves as a long-term partner to clients ranging from start-ups to established businesses and Fortune 100 companies. It advises and supports clients in navigating regulatory and complex business challenges.

We operate in large, growing markets. We estimate that our total addressable market ("TAM") in 2024 was in excess of $20.0 billion, comprising $4.4 billion of disclosed federal lobbying expenditure, an estimated $2.2 billion of partially disclosed total US state-based lobbying expenditure, an estimated $5.6 billion of global public affairs spend, and an estimated $8.4 billion global corporate communications spend. The latter, which covers corporate, crisis, and financial communications, became a larger part of our offering with the 2025 acquisition of TrailRunner.

As a company designed by and for the operators of advisory businesses, we optimize corporate strategy, cross-selling, and referral opportunities for our portfolio companies through proactive and collaborative engagement both firm-to-firm and at the holding company level. We provide our companies with a scalable platform for growth, providing uniform and efficient financial infrastructure, legal services, human resources, compliance and administration at the parent company level. We incentivize cross-company selling, talent referral and retention opportunities to sustain our world-class talent, and we reduce the overall incidence of client or sector conflicts by incentivizing our member companies to refer potential clients to other member companies or individual employees who are unconflicted and available to engage. These signature operator-friendly aspects of the business have enabled PPHC to successfully acquire firms that are among the very best in their fields, to retain and attract great talent in those firms, and to drive strong organic growth across the platform.

We have grown our geographical reach and practice capabilities to provide clients a full range of services through multiple member companies. Our evolution to date is the result of a careful and methodical strategy to build a unique service platform to simplify and more effectively address global client needs and opportunities in an increasingly fragmented and fast-moving environment where business, government, and public perception converge. This growth strategy is predicated on adding both geographic reach and a broad set of capabilities to help clients anticipate the expectations of key stakeholders and then drive stakeholder engagement and alignment.

Building on the globalization of public policy and reputation challenges, our founders and many of our senior managers operate in Washington, D.C., and have past careers and/or close professional ties to the US executive branch, Congress and regulatory authorities developed over more than 30 years. Other leaders operate principally at the state or regional level, drawing on decades of experience, deep community ties and relationships with key stakeholders in key markets, including Sacramento, Dallas-Fort Worth, Austin and New York. With the acquisitions of Pagefield in June 2024 and TrailRunner in April 2025, we have expanded our operations to other key US markets as well as to London, Shanghai, Abu Dhabi and Dubai, giving us truly global reach in key financial centers. We continue to look for opportunities to broaden the geographic scope of our services both domestically and abroad.

As of December 31, 2025, we had approximately 1,400 active client relationships, of which 613 contributed $100,000 or more in annual revenue, with no single client representing more than 2.1% of overall revenue, reflecting relatively low client concentration risk. We have a track record of high client retention, with an average annual client renewal rate of approximately 77.4% and an average revenue retention of 85.5% between 2020 to 2025.

For the year ended December 31, 2025, we incurred a $(39.0) million net loss, and generated $45.4 million of Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"). The primary difference between our generally accepted accounting principles in the United States ("US GAAP" or "GAAP") net loss and our non-GAAP Adjusted EBITDA was a non-cash share-based accounting charge relating to our 2021 shares of $29.6 million prior to our UK listing on the Alternative Investment Market ("AIM"), a submarket of the London Stock Exchange (the "UK IPO"). Other adjustments comprise acquisition-related expenditures (mergers & acquisition expenses, post-combination compensation expense, changes in fair value of contingent consideration, gain on bargain purchase price, and impairment charge) as well as long-term incentive programs charges, interest, tax, depreciation and amortization.

For a discussion of our use of non-GAAP measures, and a reconciliation to the most directly comparable GAAP measures, see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures*," below.

The table below presents select key financial performance measures since 2018:

	2018	2019	2020	2021	2022	2023	2024	2025	CAGR 2018-2025
Revenue ($m)	33.8	55.5	77.4	99.3	108.8	135.0	149.6	186.5	27.6 %
Revenue growth (period-over-period)	28.0 %	64.2 %	39.5 %	28.3 %	9.6 %	24.1 %	10.8 %	24.7 %	
Organic Revenue Growth (period-over-period)	25.3 %	32.5 %	8.3 %	24.4 %	6.7 %	2.0 %	2.7 %	6.2 %	
Net loss ($m)					(15.0)	(14.2)	(24.0)	(39.0)	
Adjusted EBITDA ($m)[1]					31.5	35.4	38.6	45.4	
Net loss margin					(13.8)%	(10.6)%	(16.0)%	(20.9)%	
Adjusted EBITDA margin					29.0 %	26.2 %	25.8 %	24.3 %	
Top 10 clients as % of total revenue	25.9 %	17.9 %	12.3 %	14.7 %	11.0 %	10.8 %	8.7 %	9.2 %	

_____

(1)   The Company has presented Adjusted EBITDA from 2022 onwards only as prior to 2022 the Company was formed as a partnership with profits being distributed to the partners.

Corporate History

We were founded in 2014 to create a company to bring together firms focused on strategic communications and government relations to address the complexity and costs facing corporate and non-profit entities in managing increasingly complicated and interdependent public policy and reputational challenges. The founders—a group of experienced federal government relations professionals and communications practitioners—believed that such a group would be capable of achieving higher revenue and profit margins in a highly fragmented and specialized industry through wider geographic reach and larger scale service capabilities. Our founders recognized the continuing increase in both corporate and non-profit spending on strategic consulting, including government relations and public affairs, and sought to benefit from this increase by integrating premium services, deep issue and policy expertise, and the geographic reach necessary to provide clients with a full suite of critical stakeholder solutions.

Drawing on prior experience at WPP plc and other advertising and public relations ("PR") companies, the founders established a series of independently branded and managed vertical operating subsidiaries for better client management, conflict management, and talent retention, while achieving financial and operational synergies, savings and scalability within the Company group.

In 2021, our Common Stock was listed on the AIM of the London Stock Exchange, under the symbol "PPHC.L," where it remains listed.

In 2026, our Common Stock was listed on the Nasdaq Global Market, under the symbol "PPHC," where it remains listed.

Key developments in our history are outlined below:

Service Expansion /Acquisition	Date	Rationale
Founding firms Crossroads and Forbes Tate combine to create PPHC-LLC	July 2014	The combination of the two businesses to create PPHC-LLC
Forbes Tate expands into public affairs with senior hires	July 2014	Forbes Tate begins organic buildout of a complementary public affairs component through talent acquisition, initially concentrating on social media conversation management
JDA Frontline	July 2015	JDA Frontline joined PPHC as its first public affairs and wider strategic communications business
Capitol Strategies	December 2016	Crossroads merged with Capitol Strategies to expand advocacy capabilities on behalf of clients across the political spectrum
Blue Engine Message and Media	November 2018	Blue Engine Message and Media merges with JDA Frontline to later rebrand as Seven Letter, expanding PPHC's Washington based public affairs, data research and media management capabilities
Forbes Tate adds polling and message testing capability with senior hires	February 2019	Forbes Tate continues the expansion of its public affairs component by adding polling and message testing capabilities
O'Neill	February 2019	O'Neill was acquired by PPHC to expand into state lobbying and public affairs
Formation of Seven Letter Labs	October 2019	Seven Letter expanded its digital media buying capabilities with the formation of Seven Letter Labs
Alpine	January 2020	Alpine joins PPHC, ultimately giving the Company three of the top twenty federal advocacy firms (out of a universe of over 2,000 federally registered lobbying firms)
Former Senate Majority Leader Trent Lott and Senator John Breaux's lobbying practice	June 2020	Former Senate Majority Leader Trent Lott and Senator John Breaux joined their lobbying practice with Crossroads, further developing its credentials
Alpine Advisors is formed with the addition of former U. S. House Commerce Chairman Greg Walden	February 2021	Former Chairman Greg Walden joined the Company to broaden our capabilities through strategic advisory and consulting services
KP	October 2022	Expanded our platform to California with the acquisition of KP, a leading California, government relations and PR firm
MultiState	March 2023	Acquired MultiState, one of the largest state and local government relations specialists, with a network in all 50 US states and a comprehensive set of compliance, policy tracking and research capabilities
LPA	May 2024	Consolidated our market position in California and increased our expertise in critical sectors including technology, green energy, and healthcare, with the acquisition of LPA, one of California's largest state and local government relations specialists
Pagefield	June 2024	Established foothold outside of the US with the acquisition of Pagefield, a UK-based strategic communications firm headquartered in London
TrailRunner	April 2025	Acquired TrailRunner, a Texas-based global communications advisory firm with additional US offices in New York, Northern California, and Nashville and international offices in Abu Dhabi, Dubai, London, and Shanghai, enhancing our capabilities in corporate affairs, financial communications, crisis communications, litigation communications and reputation management
Pine Cove	August 2025	Acquired Pine Cove, a Texas-based strategic consulting firm led by Commissioner George P. Bush, adding a Texas state government relations practice. This addition expanded our presence in the strategically important state to include Austin, TX.

Our Strengths

We offer integrated strategic communications and deep issue expertise across all major sectors of the economy.

Our multi-disciplinary advisory services cater to a diverse client base looking to navigate the rapidly evolving stakeholder dynamics across the full spectrum of government relations, corporate communications and public affairs. We have grown and expanded from our initial focus on US federal lobbying to meet clients' growing needs for corporate communications, public affairs, research, and digital communications to support blue-chip brands looking for a more holistic approach to public affairs and stakeholder management. Through recent acquisitions, we have grown our service offering to encompass state-level government relations in a number of key jurisdictions, and achieved global reach with offices in the UK, Dubai, Abu Dhabi and Shanghai, allowing us to offer clients a truly global platform.

Through successful M&A and organic development within the member companies, we have also expanded our capabilities in our Corporate Communications & Public Affairs Consulting and Compliance and Insights Services segments, and offer clients a wider range of services in strategic research, media management, compliance management and legislative monitoring.

We have diversified revenue sources from a blue-chip client base, with a high client retention rate, increasing the predictability of our revenues and cash flows.

We have an active, growing client base of more than 1,400 corporates (including nearly half of the Fortune 100), trade associations and non-governmental organizations in all major sectors of the US and global economy, including healthcare and pharmaceuticals, financial services, energy, technology, telecom and transportation. Most client work is retainer-based, in 2025 representing more than 91% of our client revenue, and as retainers are billed in advance of services, there is little hourly billing. We also benefit from long-term customer relationships, with a Company-wide average annual revenue renewal rate of 86% over the period 2020 to 2025. In the year ended December 31, 2025, 613 client relationships generated revenues equal to or in excess of $100,000, demonstrating the significant depth and scope of our relationships with some of our largest clients. Given the relatively low asset intensity and capex of our business model, combined with historically low debtor issues, our strong revenue visibility and margin profile feed directly into attractive predictability of cash flows.

We have built an enviable position in a complex market, grounded in broad expertise and trusted by stakeholders across the political spectrum.

Our deep networks and relationships with figures from across the political spectrum at the federal and state levels in the US and in the UK position PPHC to benefit from continued regulatory and technological disruption, which is expected to positively affect the growth and expansion of the strategic communications market. We are positively situated for acquisitive growth and performance enhancements of our acquired businesses with our established process for sourcing, negotiating and integrating quality, founder-led, small and mid-sized firms.

The markets for our original core services, federal and state government relations, are large, fragmented and growing, creating opportunities for us to grow our revenues and seize market share. Further expansion into strategic communications services, including media management and research, represent much larger potential markets for growth.

According to US federal government reporting, in 2025, three of our bipartisan member companies ranked among the top 25 federal lobbying firms in the US, with combined disclosed lobbying revenue of approximately $76.1, representing growth of approximately 8.5% over 2024. Yet we still only captured approximately 1.5% of the more than $5.0 billion in federal lobbying expenditure in 2025. Our scale and the relatively fragmented nature of this market suggest there is significant runway for us to continue to grow our core business, both organically and through strategic acquisitions. US federal lobbying expenditure saw record growth of approximately 14% in 2025, driven by significant changes to federal policies and spending priorities and considerable political polarization, a trend which seems likely to continue.

In addition, the US state lobbying market, estimated to represent more than $2.2 billion in spending, also presents opportunities, with state regulatory agendas having a major impact on our clients and, as in the case of California, sometimes acting as the national standard setter in various regulatory areas. We have made significant inroads to certain key states, including California, Texas and Massachusetts, through our acquisitions of O'Neill, LPA, MultiState, KP and Pine Cove, but believe there are further opportunities to expand in key states such as New York and Florida.

We have also grown our practice capabilities to provide clients a broad range of services, including corporate communications and public affairs. We estimate that global public affairs spend was approximately $5.6 billion in 2025, with global corporate communications spend at approximately $8.4 billion. The latter, which covers corporate, crisis, and financial communications, became a larger part of our offering with the 2025 acquisition of TrailRunner.

We have a proven track record of successful strategic acquisitions and integration.

From January 1, 2018, to December 31, 2025, we achieved revenue growth of 27.6% CAGR, with organic revenue growth of 15.0% CAGR over the same period. Expanding from our early member companies—Forbes Tate, Alpine Group and Crossroad Strategies, which have been ranked consistently in the top 20 federal lobbying firms since their inception and maintain a high market share despite a highly fragmented market—we have successfully integrated numerous member companies since 2021. While retaining their distinctive company cultures and operating-level management, newly acquired companies benefit from top-line synergies, driven by complementary service lines and geographic collaboration with our other member companies, and cost synergies driven by adoption of certain back-office tasks as well as procurement in certain areas by our central team.

Member company employees also benefit from the ability to receive equity in the Company through the incentive plan (the "Omnibus Incentive Plan"), as well as broader career progression and personal development opportunities as part of a growing, publicly listed and international group. The positive results of this approach are illustrated in the post-acquisition performance of some of our key member companies.

Our typical acquisition structure involves paying an upfront consideration amount in combination with multiple earnout payments over a longer period and which only materialize if the acquired company grows profit following acquisition by us. Consideration typically involves a mix of cash and shares, and a significant portion of the deferred consideration is conditional upon continued employment by the relevant sellers, typically for around 7-9 years (including earnout period and vesting tail). The benefits of deploying earnouts and payments in shares include risk mitigation, since the price we pay is ultimately based on future results. This approach also has the potential to limit the dilutive effect of larger acquisitions, since under our acquisition agreements the number of shares issued as earnout consideration is typically determined by reference to our future share price at the time of the earnout payment (rather than the share price at the time of the acquisition). As a result of the valuations applied, acquisitions typically generate profits over the earnout period equivalent to approximately 60-80% of the acquisition price paid (and ~80%-100% of cash paid), the precise number being dependent on profit growth realized during the earnout period and the valuation multiples applied. In addition, if an acquired company only has a small number of owner/sellers, we typically require that part of the earnout payments will be allocated to next-generation management. Overall, this acquisition approach results in a situation where sellers and next-generation management become "owners" of PPHC and have a vested interest in our success.

Our acquisition strategy is focused on enhancing our capabilities, establishing new verticals within new geographies, new related offerings and managing conflicts across the client portfolio. We intend to target complementary companies and talent groups that (1) have best-in-class ethical and compliance standards, (2) can grow our market share and diversification, (3) have an attractive financial profile, and are accretive and value-additive, helping us to maintain group-wide margins and (4) offer long-term business benefits and opportunities to capitalize on economies of scale by leveraging each member company's management, clients, brand and goodwill.

Our operating model is efficient and, we believe, attractive to potential acquisition targets.

Our operating model, to date, is to allow member companies and their management teams to continue to operate with appropriate strategic discretion within the parent company model. This paradigm allows the existing founders and managers to continue to run their companies, while receiving financial and operational infrastructure and support, clear reporting and financial management targets and other professional support. We believe this model achieves operational economies of scale and liberates founders and managers to place even greater focus on their clients' needs and opportunities, improving both the quality of their services and their bottom line. While certain of our member companies compete in the same markets, each member company brings to the table a different experience, expertise and relationship profile for clients to choose from, increasing the likelihood that we as a group will win new work.

Having established a client relationship, member companies may then find opportunities and are financially incentivized to cross-refer the client to other member companies with complementary capabilities and industry focuses in response to client needs, increasing the aggregate basket of services contracted to us. By maintaining operationally distinct member companies subject to strict client matter screens to protect client confidential information, we are also able to effectively manage potential conflicts within the Company, such that one member company is often able to work on a matter that would present conflicts for another member company, further enhancing our market coverage. Indeed, maintaining and reinforcing our robust conflicts procedures remains a key focus for us as the business grows, reflected in our recent hiring of a chief client officer responsible for conflicts management.

We believe our status as a publicly traded company increases our attractiveness to both potential employees and acquisition targets, supporting the hiring and retention of top talent and further growth through strategic acquisitions with share-based incentives.

In addition to our attractive operating model, we believe our being quoted on AIM, and our recent US listing on Nasdaq, increases our attractiveness to both potential employees and acquisition targets by providing a high degree of transparency with regard to corporate governance, financial performance and business development, and potentially supporting greater liquidity for our Common Stock, allowing us to use our Common Stock as an attractive form of consideration for potential acquisitions and compensation for employees. We believe this step will help support the continued growth of our business through strategic acquisitions and the hiring and retention of market leading consultants.

We have highly experienced, entrepreneurial management teams.

Our management teams bring decades of operational expertise across multiple sectors and with a wide range of capabilities, along with significant experience and track records in scaling services businesses.

We maintain high ethical and compliance standards.

Lobbying is a highly regulated industry and robust compliance systems and procedures are essential to continuing and growing our business. Success in our industry also depends to a high degree on relationships of trust, the avoidance of real or perceived conflicts and maintaining a reputation for high ethical standards. We are committed to high ethical and compliance standards, with detailed due diligence on any target to ensure its compliance and ethical standards align with the existing member companies within the Company.

Our Strategy for the Future

Continue to leverage the benefits of our diversified service offering and client base and realize scale benefits on behalf of all of our acquired companies.

Our Government Relations Consulting revenue (including our federal and state lobbying activities) represented approximately 58% of our total revenue for 2025. This revenue has proven to be highly resilient to economic and political cycles, through which we have continued to be retained by the most senior of corporate leaders, and serves as a great basis for the growth of other, related offerings. Our strategy is to maintain this core offering, which provides a very high degree of client retention (with an average annual client renewal rate of approximately 77% and an average revenue retention of 86% between 2020 to 2025) and strategic differentiation, while also growing related high-margin corporate communications and advisory capabilities. We believe the growing scale and reach of our platform creates opportunities for cross-selling services and integrated project management across geographies and service offerings, allowing us to meet a broader range of client needs. To facilitate this end, we intend to work with our employees to enhance collaboration across member companies and to focus on growing our group-wide data analysis and use of research tools, including AI, via continued investment in policy advisory and digital capabilities, talent acquisition, and employee training and certifications.

We also expect to continue to leverage our expanded scope of services at the US state and international levels. In recent years, we have dramatically expanded our capabilities at state and local government levels through the acquisitions of KP, LPA, MultiState and Pine Cove, as well as extending our reach internationally into the UK and Asia through the acquisitions of Pagefield and TrailRunner.

Expand our geographic reach and depth and breadth of expertise through strategic acquisitions.

We believe that the key to our future growth and ongoing success is through the combination of an organic and acquisitive growth strategy. An important component of our strategy is to continue to selectively acquire companies within and adjacent to the strategic communications and public policy markets to complement the services of existing member companies, either as additional stand-alone practices or by integrating new talent and capabilities within existing operations. This will also enable us to further enhance organic growth through a mixture of cross-selling, upselling and securing new clients to whom we can provide an increasingly broad offering.

We have a structured, effective process for identifying, negotiating and integrating member companies, and believe there is a large universe of value-creating inorganic acquisition opportunities across the various geographies and service capabilities of the Company. We typically have at least 50 potential targets at various stages of review at any point in time, and plan to target acquisitions in the following service areas:

- *State-based and international public policy lobbying and advisory services:* We continually evaluate potential acquisition targets in lobbying and additional advisory sectors that are highly ranked within key US state capitals, as well as select international markets that have experienced increased public policy activity by corporates due to the rise of regulations on key industries, increased disclosure requirements for government relations and geographic concentration of key industries.

- *Reputation, financial, crisis and litigation communications:* We are actively identifying potential targets that specialize in C-suite issues, such as headline-leading moments of reputational crisis, market-defining financial transactions and major litigation. These targets range from small specialist practices to mid-sized operating agencies.

- *Digital and data analytics services and products:* We are actively identifying potential targets that specialize in digital communications and advanced data analytics and expertise to identify, reach and engage with public policy and economic stakeholders and their targeted constituencies. These commercial specializations, some of which are already offered within certain member companies, are rapidly evolving, increasing their effectiveness and raising clients' expectations.

Historically, we have completed acquisitions through a combination of newly issued equity and cash, with a greater proportion of equity consideration typically allocated to contingent payments than to upfront payments. The cash component has generally been financed, in part, through borrowings under existing credit facilities. Such transactions are commonly structured to include an initial payment at closing and one or more contingent payments based on the post-closing performance of the acquired business. We expect to finance and structure future acquisitions along similar lines.

Expand and upskill digital and data capabilities across the Company to increase productivity and out-deliver near-peers and direct competitors

Digital and data capabilities will continue to transform and disrupt the communications industry at all levels, and we intend to stay ahead of the disruption by investing in ongoing direct capabilities, technology platform partners and enterprise-wide delivery resources. Specifically, in our MultiState brand, we have developed original cloud-based compliance tools, licensed to clients, to aid their filings of federal and state lobbying disclosures and other required documentation. We have also deployed original/custom development to some monitoring, targeting, and stakeholder management solutions. Most of these custom developments are used to build efficiencies in the execution of campaigns and other programs for clients. However, we are increasingly building Company-wide digital resources to best leverage our scale and to effectively respond to our clients' increasing need for integrated communications solutions.

We foresee opportunities to develop new, non-services-based products that would be based on our original intellectual property and ways of working. As technology and media innovation continues to disrupt traditional methods of public policy influence, digital products such as syndicated research reports, risk landscape assessments, subscription-based news and legislative monitoring services, and custom advertising targeting models for influence are all under active consideration.

Our Markets and Industry

We operate in the global strategic communications market. We believe that strategic communications are critically important for the firms that use these services, with purchase decisions typically made at the C-Suite and board levels.

We note that there is significant demand for senior communications and policy expertise by corporates, including registered US federal and state lobbying, international government relations, media and digital content strategy, research and other data services. As such, corporates frequently encounter a disconnected patchwork of internal communications functions and a disparate range of boutique advisors, independent lobbyists, image makers, media handlers and local campaign operatives across federal, state, local and international jurisdictions. We believe that this inefficient solution and highly fragmented market persists, even for some of the largest corporations and coalitions, because the major communications agency networks and global management consultancies have, with few exceptions, failed to compete for and retain senior and experienced talent in these disciplines.

Today, we are focused on expanding our services and capabilities through organic growth and acquisitions, and we believe we are well positioned to benefit from the broadening needs of large, global clients who want and need integrated strategic communications solutions. The rise and evolution of digital and social media platforms have transformed consumer advertising, public relations, stakeholder management and the handling of issues and crises. We expect that corporate clients will continue to demand increased capabilities in the areas of content, media measurement and targeting, reach and data management to guide their advocacy strategies and minimize risks. We believe we are already well positioned in key areas of digital such as content production, influencer targeting and media activation, and will benefit from Company-wide investments in technology platforms and strategic partnerships in areas such as media buying and advanced data analytics.

The table below illustrates the range of services we can offer our clients to address the full scope of their strategic communications needs.

Government Relations	Corporate Communications & Public Affairs	Compliance and Insights Services
◢ Deep policy expertise and analysis	◢ Earned media outreach and management	◢ Policy and regulatory analysis and risk mapping
◢ Introductions to policymakers, regulators, government departments	◢ Paid media placement, measurement/analytics	◢ 24/7 monitoring of policy and regulatory activities (federal and state)
◢ Educational content and information sessions for government officials and staff	◢ Message development and audience segmentation	◢ Consolidated filing technology for lobbying compliance requirements
◢ Policy research and development	◢ Content development and campaign execution	◢ Political giving compliance training and expertise
◢ Coalition building	◢ Crisis and issues management, trainings, and monitoring	

Government Relations

Government relations (or "lobbying") services are aimed at influencing or gathering intelligence on actions, policies, or decisions of government officials and regulators. Lobbying provides access to government regulators and legislators that a single individual or entity may not otherwise achieve. Through grouping individuals' goals together into a unified aim, companies providing lobbying services represent the interests of multiple organizations. In the US, the Lobbying Disclosure Act ("LDA") is the primary source of regulation over individuals, corporations, and other entities seeking to influence the direction of policy by the legislative and executive branches of the federal government. The LDA is a disclosure statute that aims to promote transparency regarding the provision of lobbying services by firms and lobbying activities by in-house employees at corporations. State and local lobbying definitions and registration requirements vary from state to state by virtue of state law regulations. (For further information on the LDA and the regulation of the lobbying industry, see "*—Governmental Regulation*" below.)

Companies, labor unions, trade associations and other influential organizations spend billions of dollars each year to influence government policy and regulatory agencies at the federal, state and local levels. Individual and collective interest groups retain lobbying firms, have registered lobbyists working in-house, or often both.

The US federal lobbying market is large, with relatively stable growth, with federal top-line spend accounting for the majority of overall spending, at $5.0 billion and employing over 13,000 lobbyists. As shown in the graph below, US federal lobbying expenditure has grown at a CAGR of 4.8% since 1998.

Total Federal Lobbying Expenditure in the US since 1998



Source: Opensecrets.org.

The industry is also highly fragmented. As shown in the table below, according to OpenSecrets.org, the top 25 lobbying firms in the US in 2025 captured 18.3% of the total federal lobbying market.

Lobbying Firm		Total Income ($ in millions)
Ballard Partners	$	88.1
Brownstein Hyatt et al	$	73.8
BGR Group	$	71.5
Akin Gump et al	$	65.4
Cornerstone Government Affairs	$	55.7
Holland & Knight	$	54.9
Miller Strategies	$	51.1
Invariant LLC	$	47.2
Thorn Run Partners	$	32.3
Cassidy & Assoc	$	30.6
Crossroads Strategies (**PPHC member company**)	$	28.3
Mehlman Consulting	$	28.3
Continental Strategy	$	27.4
Forbes Tate Partners (**PPHC member company**)	$	26.4
Mercury	$	25.4
Capitol Counsel	$	25.4
S-3 Group	$	24.2
Tiber Creek Group	$	23.8
Squire Patton Boggs	$	23.5
Strategic Marketing Innovations	$	22.9
Checkmate Government Relations	$	22.2
Alpine Group (**PPHC member company**)	$	21.4
K&L Gates	$	20.8
Van Scoyoc Assoc	$	19.5
Mindset Advocacy	$	18.3

―――――――――――
Source: OpenSecrets

Segment Government Relations Consulting is reporting higher revenues than number stated in this table, because certain Government Relations Consulting revenues (e.g. State lobbying) not disclosed at the Federal LDA register

As illustrated in the table below, while there is significant overlap between government relations / lobbying and public affairs, lobbying represents a more specific focus in terms of the target audience and the stakeholders. Lobbying as an industry is predominantly focused on communicating with elected, appointed and career officials and their staff members in order to help manage policy outcomes.

We focus on our clients' toughest challenges and most important audiences
Stakeholders – increasingly interconnected across medium and geographies
Politicians & Staff
Regulators
Political Allies & NGOs
Targeted Voters
Journalists
Investors & Analysts
Other Elite Audiences
Strategic Objectives
Policymaker Interface
Agenda Setting
New Market Entry / Growth
Issues Mgmt. & Crisis
Thought Leadership
Government Relations
(Lobbying / Direct Advocacy)
Corporate Communications & Public Affairs
PPHC Strategic Communications
"Every political problem is an instant reputational problem, and every reputational problem is an instant political problem."
– Stewart Hall, CEO PPHC

Spending across the lobbying industry has been robust and is led by a number of national interest groups as well as corporations, with total spend in 2025 of over $5 billion. The top industries by total US federal lobbying expenditure in 2025 are listed below.

	Total spend ($ in millions)
Pharmaceuticals/Health Products	$ 451.8
Electronics Mfg & Equip	$ 315.3
Securities & Investment	$ 194.7
Insurance	$ 172.2
Air Transport	$ 155.1
Hospitals/Nursing Homes	$ 152.9
Oil & Gas	$ 148.3
Business Associations	$ 145.0
Electric Utilities	$ 142.4
Health Services/HMOs	$ 142.0
Civil Servants/Public Officials	$ 140.9
Misc Manufacturing & Distributing	$ 140.3
Real Estate	$ 126.9
Education	$ 124.3
Internet	$ 114.6
Telecom Services	$ 113.9
Automotive	$ 109.5
Health Professionals	$ 100.9
Misc Defense	$ 100.6
Human Rights	$ 86.0

Source: Opensecrets.org.

The development of the lobbying industry as defined and regulated within the United States remains at an early stage in Europe, with regulation of lobbying activities being less sophisticated and less formalized. The European Parliament, the Council of the European Union and the European Commission have a joint Transparency Register to demonstrate their commitment to being open and transparent. The Transparency Register makes it easier for people to obtain information on

interest representation activities taking place in respect of European Union institutions, as well as statistical data on all registered parties. However, this registration process is voluntary and, as yet, not a binding legal requirement.

In 2024, there were over 1,200 organizations on the EU Transparency Register, with a reported 162 organizations spending in excess of €1 million on lobbying activities. The technology sector is the biggest lobby sector in Europe, followed by the banking and finance sector. Matters subject to significant recent lobbying activity in Europe include GDPR and artificial intelligence related legislation and financial regulation. The Organization for Economic Cooperation and Development, with the objective to bolster transparency and integrity, adopted the Principles for Transparency and Integrity in Lobbying in 2010. This is the first international set of guidelines to address transparency and integrity risks related to lobbying practices.

Corporate Communications and Public Affairs in the United States

Corporate communications and public affairs services include engaging stakeholders to explain policy, measure and influence perception, or influence sentiment or burnish corporate reputation. These services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing. Key reasons for customers to outsource public affairs services include a lack of in-house resources, skills or breadth of relationships. Increased use of paid media integrated with traditionally "earned" communications strategies has driven more hybrid capabilities and challenged most clients' traditional structures.

The value proposition of public affairs services can vary depending on the specialty and expertise of the provider firm:

- traditional PR firms with public affairs capabilities typically work with companies and organizations on the creation of large-scale influence campaigns across multiple media channels, including digital and social media;

- full-service law, consulting, or communications firms with specialized advisory and advocacy offerings typically offer clients assessments of and advisory on policy and political risk for specific issues, industries and political jurisdictions; and

- specialized public affairs firms offering services directed at educating, engaging, and mobilizing broader public audiences typically develop and execute grassroots campaigns directed at constituents and public stakeholders for specific issues or industries.

Our Operations

We operate through member companies offering strategic communications services, including government relations, public affairs, research, crisis management, investor relations, and creative communications delivery. At the parent company level, we maintain a lean corporate team to oversee all finance and accounting, human resources administration, legal, and group-wide strategic planning, including acquisitions, strategic partnerships and technology. Our member companies operate on shared back-office systems for finance and accounting, payroll and benefits, and business insurances. We continue to develop more formal systems and accountabilities for our operating businesses, particularly in areas where operational and financial efficiencies can be created. However, key to the ongoing growth and vitality of all member companies, we grant founder and senior management as much autonomy in day-to-day operations as possible in order to maintain the unique identities, specialties and workplace cultures of our member companies.

Member Companies and Reporting Segments

We have 12 member companies which are aggregated into three reportable segments—Government Relations Consulting, Corporate Communications and Public Affairs Consulting and Compliance and Insights Services—and our constituent member companies operate within and in some cases across these different segments.

The table below lists our member companies by reporting segment and area of specialization:

Member Companies	Focus Areas	Reporting Segments		
		Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services
Crossroads	Federally focused government relations firm with long history and strong reputation.	✓		
Forbes Tate	Government relations focused core with recent expansion into public affairs and broader strategic communications services.	✓	✓	
Seven Letter	Created in 2019 from the merger of the Blue Engine and JDA Frontline brands; digital and analytics focus to PR and public affairs.		✓	
O'Neill	State-level expertise focused on New England with complementary Federal relationships.	✓		
Alpine	Federally focused government relations firm with long history and strong reputation.	✓		
KP	Government relations and PR firm based in California with state-level expertise.	✓	✓	
MultiState	Full-service state and local government relations company based in Virginia with a presence in all 50 states.	✓		✓
Concordant	Advisory firm that integrates PPHC's policy expertise and communications capabilities. We launched Concordant as an organic start-up in 2023.	✓	✓	
Lucas	California-based public affairs firm specializing in high-level reputation, issues management, and digital strategic communications campaigns.		✓	
Pagefield	UK-based corporate communications consultancy specializing in public affairs, PR and digital.	✓	✓	
TrailRunner	Global strategic communications advisory firm headquartered in Dallas-Fort Worth with offices in New York, London, Shanghai, Abu Dhabi and Dubai.		✓	
Pine Cove	State-level expertise focused on Texas with complementary strategic communications practice.	✓	✓	

Government Relations Consulting

Our core Government Relations Consulting segment encompasses all or part of the operations of our member companies other than Seven Letter, Lucas and TrailRunner. Across these member companies, we offer multi-disciplinary federal and state advocacy and advisory services, including direct advocacy services, strategic intelligence and reputation management.

Our federal lobbying firms consistently rank in the top 20 (of more than 2,000 registered lobbying firms reporting) of lobbying services. Collectively, our member companies are the largest provider of lobbying services at the US federal level. This core service offering continues to provide us with high client retention and a strong nexus for other policy and public affairs, research and state-based services.

Corporate Communications and Public Affairs Consulting

Through our Corporate Communications and Public Affairs Consulting segment, we assist our clients with a range of reputation building, issues and crisis management, stakeholder engagement, digital strategy and grassroots needs. We provide creative/copy/graphics development, research and polling, full campaign execution and grassroots advocacy at the federal, state and international levels, tailoring solutions to fit our clients' needs. Many of our member companies, including Crossroads, Forbes Tate, and Seven Letter, have individuals with experience in managing lobbying coalitions built around shared client issue interests. Coalitions and common interest organizations are increasingly becoming the vehicle through which US corporations are working together with other stakeholders to advance their advocacy mission. Our reputation as professionals with experience running such complex initiatives has helped grow our strategic communications segment in recent years.

Compliance and Insights Services

Our Compliance and Insights Services segment is currently principally operated through MultiState, and includes legislative tracking as well as lobbying and campaign finance compliance. Through our legislative tracking service, we leverage our policy expertise to monitor bills, regulations and other legal developments for clients, helping keep them apprised of new developments that may affect them. We also offer local government monitoring and alert services in various jurisdictions. Our compliance services include flat fee-based services to provide digital resources and direct support to help clients manage their federal, state, and local registration and reporting responsibilities, campaign finance program and lobbying compliance and a centralized online system that consolidates all requisite forms in one place.

Competition

Within our core Government Relations Consulting segment, our key competitors vary by market segment. In US federal lobbying, our competitors include large top 25 lobbying firms. (See "*—Our Markets and Industry—Government Relations,*" above.) Some of these firms are housed within large law firms, while others are specialist lobbying firms that may specialize in a particular industry or legislative area such as the budget process. We also face competition from smaller lobbying outfits and practitioners. and, to some extent, from in-house government relations staff.

Our competitors in US state-level lobbying vary to some extent by state. Among state-level lobbyists operating in multiple states, competitors include Brownstein Hyatt Farber Schreck and Cornerstone Government Affairs. In California, competitors include California Strategies and Axiom Advisors. In Texas, competitors include Hillco Partners and McGuire Woods.

Within our Corporate Communications and Public Affairs Consulting segment, our key competitors in the US include PR firms across sub-sectors including public affairs, general PR services, media relations. These include large, diversified firms such as Edelman, Burson and FGS, and smaller, more boutique firms such as Penta, Precision, Firehouse Strategies and Avoq. In the UK, Europe and across other jurisdictions, we face competition both from diversified global players such as Brunswick and Teneo, and from local communications and PR firms such as Lexington and Hanbury in the UK.

Customers

Our client base includes corporate, trade association and non-profit client organizations across a range of industries. Our top 10 clients by revenue in aggregate represented 9.2% of revenue in the year ended December 31, 2025, compared to 8.7% of revenue in the year ended December 31, 2024, and 10.8% in the year ended December 31, 2023.

The table below summarizes our revenue by client industry sector in the year ended December 31, 2025:

Client Industry Sector	Revenue ($ in millions)
Finance	$ 21.8
Business Services	17.9
Technology	15.3
Healthcare	14.7
Energy	14.3
Pharma	13.2
Transportation	10.3
Construction	8.0
Education	7.3
Recreation / Tourism	6.8
Other Issue Advocacy	6.8
Defense	6.7
Associations	6.3
Manufacturing	5.6
Media / Communications	5.0
Environment	4.9
Telecom	4.7
Retail	4.0
Alcohol / Tobacco / Cannabis	3.1
Food & Beverage	2.9
Automotive	2.3
Agriculture	1.9
Other / Unidentified	1.7
Labor	0.9
Total*	**$ 186.5**

_____

*   Table may not sum due to immaterial rounding differences.

Employees

The most valuable asset of a government relations and public affairs business is its employees, and we are highly dependent on the talent, creative abilities and technical skills of our employees and the relationships with clients. We believe that our operating model and the reputation of our Company attract talented personnel. However, we, like all businesses in our industry, are vulnerable to adverse consequences from the loss of key employees to competitors or otherwise.

As of December 31, 2025, we had 450 employees; we had on average 426 FTEs during the year ended December 31, 2025. We had on average 349 FTEs during 2024, with approximately 367 FTE's as of December 31, 2024. The increases were primarily driven by the acquisitions of Pagefield and Lucas Public Affairs in 2024 along with TrailRunner and Pine Cove in 2025.

Intellectual Property

Our intellectual property consists principally in the trademarks of PPHC and our member companies. We also license various software packages from third parties for use in our business. Most of our trademarks are registered in the US and, in the case of Pagefield, in the UK and the European Union.

Our MultiState member company relies on certain proprietary software platforms it has developed to provide compliance and tracking services. The copyright in the source code for such software is assigned to MultiState in the relevant employees' employment agreements. We are also completing registration for a US trademark relating to these platforms.

Governmental Regulation

US Regulations

Regulation of US Federal Lobbying

The LDA imposes disclosure requirements on lobbying activities at the federal level through a registration and reporting regime. A lobbying firm (i.e., an entity that employs at least one "lobbyist" who lobbies for third-party clients) is required to register on behalf of a client under the LDA if one or more of its employees (1) makes at least two "lobbying contacts" with covered federal legislative or executive branch officials, (2) spends more than 20% of his or her time in a calendar quarter on "lobbying activities," which includes lobbying contacts and preparation and research in support of a lobbying contact and (3) receives or expects to receive $3,500 for lobbying activities on behalf of the client in the calendar quarter (as of January 1, 2025, with future adjustments to dollar threshold scheduled for January 1, 2029).

Organizations employing in-house lobbyists must register when quarterly lobbying expenses reach $16,000. Lobbying firms must register separately for each client and must do so within 45 days after the earlier of (1) the date they are retained to make more than one lobbying contact on behalf of the client (subject to meeting the 20 percent of time threshold) or (2) the date a lobbyist in fact makes a second lobbying contact. A lobbying firm is not required to register, however, if its total income for matters relating to lobbying activities on behalf of a particular client does not, and is not expected to, exceed $3,500 in a quarter. In addition to the initial registration, a lobbying firm must file quarterly activity reports for each particular client and semi-annual contribution reports must be filed by both the lobbying firm and each individual lobbyist. Civil penalties for LDA violations can reach $200,000 per violation, with criminal penalties up to 5 years imprisonment and $250,000 in fines for knowing and corrupt violations.

Each of our member companies that engage in federal lobbying have processes in place that are in line with industry practices to ensure compliance with the LDA and for filing lobbying disclosure reports accurately and timely. Our member companies use a mixture of in-house expertise and outside consultants.

Regulation of US State Lobbying

While the LDA regulates lobbying of covered federal officials, each state (and some municipalities) has its own lobbying laws that govern lobbying at the state and local level. In general, states require registration and reporting with respect to lobbying of non-federal officials in the state. The nuances of such rules, however, can vary significantly from state to state, including with respect to what constitutes lobbying, what fee arrangements are permissible, which officials are covered, whether registration is required prior to lobbying or once a particular threshold is reached, how frequently reporting is due, and what information must be reported. Many states have municipalities with separate lobbying regulations, creating complex multi-jurisdictional compliance obligations.

Each of our member companies that engage in state lobbying have processes in place utilizing a combination of outside consultants or in-house expertise for state registrations and reporting.

Foreign Agents Registration Act ("FARA")

FARA is a US federal law that requires any "agent of a foreign principal" to register and file certain reports and disclosures with the Attorney General of the United States when they engage in certain political or quasi-political activities for or in the interest of "foreign principals" unless a limited number of exemptions apply. Registration must occur prior to acting as an agent of a foreign principal and within 10 days of having agreed to do so. Supplemental statements must be filed at six-month intervals following initial registration. All relevant books and records must be retained and made available for inspection by the Department of Justice. A "foreign principal" is any foreign government, political entity, non-US citizen located outside of the US, or any entity organized under the laws of or having its principal place of business in a foreign country. An "agent of a foreign principal" is limited to individuals and entities that: (1) act "at the order, request, or under the direction or control, of a foreign principal or of a person any of whose activities are directly or indirectly supervised, directed, controlled, financed, or subsidized in whole or in major part by a foreign principal," and (2) engage in certain covered political, media, or information activities "within the United States" that are "for or in the interests of" a foreign principal. Among the covered activities is political activity (or lobbying) intended to influence any agency or official of the US government or any section of the public within the US with respect to US domestic or foreign policy or the political or public interests, policies, or relations of a government of a foreign country or a foreign political party. In some cases, registration and reporting under the more onerous FARA statute is not required for those registered under the LDA for engaging in lobbying activities. This exemption is not available to those who act on behalf of a foreign government or political party.

The Department of Justice published a Notice of Proposed Rulemaking on December 19, 2024 (formally published in the Federal Register on January 2, 2025) that would fundamentally restructure FARA compliance requirements. Final regulations have not been published, and it is uncertain whether and when they will be.

We have adopted an Anti-Bribery and Anti-Corruption Compliance Policy to, among other things, identify and monitor our business dealings with foreign policy officials or foreign agents. Currently, all member companies communicate with us about business dealings and utilize the same outside counsel for filing FARA reports. We use outside legal counsel to train employees as necessary as detailed in our employee manual.

Other Applicable Regulations

We do not engage in lobbying or similar highly regulated activities in Shanghai, Abu Dhabi or Dubai, but our Pagefield subsidiary is subject to certain regulations in the United Kingdom.

Regulation of Lobbying in the UK

The Transparency of Lobbying, Non-Party Campaigning and Trade Union Administration Act 2014 (the "UK Act") imposes mandatory statutory registration and disclosure requirements on lobbying activities through a registration and reporting regime. "Consultant lobbyists" (i.e. any person or organization carrying out the business of "consultant lobbying" as defined by the UK Act) are required to be registered on the Register of Consultant Lobbyists (the "Register"). All "direct communications" to UK government ministers or permanent secretaries relating to legislation or government functions by consultant lobbyists must be registered.

Organizations and individuals are considered to be carrying out the business of consultant lobbying if they fulfill these three tests:

1. They make oral, written or electronic communications personally to a Minister of the Crown or Permanent Secretary (or equivalents specified in the Act), relating to:

    a) the development, adoption or modification of any proposal of the government to make or amend primary or subordinate legislation

    b) the development, adoption or modification of any other policy of the government

    c) the taking of any steps by the government in relation to any contract, agreement, grant, financial assistance, license or authorization; or

    d) the exercise of any other function of the government.

2. The communication is made in the course of a business and in return for payment on behalf of a client, or payment is received with the expectation that the communication will be made at a later date.

3. They are registered under the Value Added Tax Act 1994.

As at April 24, 2025, Pagefield was listed as registered as a lobbying firm by the Office of the Registrar of Consultant Lobbyists ("ORCL").

Lobbying: Codes of Conduct in the UK

In addition to the mandatory statutory regime established by the UK Act (mentioned above), consultant lobbyists may voluntarily undertake to comply with a code of conduct. While consultant lobbyists must notify the Registrar if they have undertaken to comply with a 'relevant code of conduct' (UK Act, s. 4(2)(g)), there is no obligation for registered lobbyists to subscribe to any code of conduct.

There are two such voluntary codes in this area:

> (1) The Chartered Institute of Public Relations ("CIPR's") Code of Conduct and associated guidance on professional standards in lobbying. The CIPR operates the UK Lobbying Register ("UKLR"), for which registration is voluntary. All registrants are bound by the relevant Code of Conduct (which promotes transparency, accuracy and avoiding conflicts of interest (amongst other things). The CIPR's Professional Standards Panel is tasked with considering complaints. Sanctions for breach of the Code include letters of advice/warning, suspension or termination of membership. While the panel may also require a CIPR consultant member to return all or part of the fees charged for work that the panel

considers substandard, it cannot award damages (which would need to be pursued through traditional legal avenues).

Pagefield is not currently a member of the UKLR and therefore is not required to adhere to the CIPR's Code of Conduct. However, pending the outcome of the current review of the PRCA Code, Pagefield may decide to become a CIPR corporate member (and sign up to its code) instead. Note that individuals can become individual members of the CIPR, and that certain Pagefield employees have chosen to do so.

(2) The PRCA's Code of Conduct and Public Affairs Code. All PRCA members must agree to abide by the provisions of the PRCA's Code of Conduct. PRCA members are also required to abide by the separate Public Affairs Code when engaging in 'public affairs' (meaning "activities which are carried out in the course of a business for the purpose of (a) influencing government, (b) or advising others how to influence government"). The PRCA is tasked with the investigation and determination of complaints against members. The PRCA may impose sanctions (such as censure, a requirement for corrective training, or the suspension/removal of membership).

Pagefield is a member of the PRCA and therefore submits declarations under the Public Affairs Code to the Register on a quarterly basis (on the "Current Register at 1st April – 30th June 2025") and its current membership of the PRCA runs until August 2026.

The PRCA is currently conducting a public review of its Public Affairs Code following wider criticism that the rules are not strong enough. Pagefield supports this review, is contributing to it, and will take a decision on its ongoing membership in light of the outcome of that review.

Foreign Influence Registration Scheme

Pursuant to Part 4 of the National Security Act 2023, in July 2025, the UK government established the UK Foreign Influence Registration Scheme ("FIRS"), which requires that individuals and organizations engaged in political influence activities on behalf of foreign powers or certain foreign power-controlled entities register the arrangements under which they perform such activities. FIRS creates a two-tier registration system, comprising (1) the "Political Influence Tier" and (2) "the 'Enhanced Tier." Our current client relationships do not bring us within the scope of the FIRS registration requirements, but our UK operations may in the future expose us to these requirements.

The Political Influence Tier requires individuals or organizations to register where they are directed (formally or informally) by any foreign power (except the Republic of Ireland) to carry out (or arrange for a third party to carry out) political influence activities in the UK. For purposes of the scheme, "political influence activities" include communications made to senior public officials or politicians, public communications or disbursements (i.e., the provision of goods or services) which are intended to influence an election or referendum in the UK, a ministerial or governmental decision, the proceedings of a UK registered political party (such as their manifesto commitments) or a Member of the House of Commons, House of Lords, Northern Ireland Assembly, Scottish Parliament or Senedd Cymru. "Foreign power" is defined broadly to include, among other things, sovereigns and other heads of state, governments or government agencies, local authorities and political parties. Exemptions apply for foreign powers acting overtly (e.g. diplomats acting in their official capacity), diplomatic family members supporting the work of a diplomat, lawyers carrying out legal activities, recognized news publishers, sovereign wealth funds and public pension funds carrying out political influence activities associated with their investments and those in an arrangement to which the UK is a party.

Under the Enhanced Tier, individuals or organizations are required to register where they are directed by a specified foreign power or specified foreign power-controlled entity to carry out, or arrange for a third party to carry out, "relevant activities" (meaning all activities, including but not limited to commercial activities, the provision of goods and services, research activities and attendance at events) in the UK. Note that specified foreign-power controlled entities are also required to register any "relevant activities that they carry out themselves in the UK.

Registration is required for activities under the Political Influence Tier within 28 calendar days, and under the Enhanced Tier within 10 calendar days, of the direction being given by the foreign power. It is an offense to carry out activities in the UK absent registration. Registrants must update their registration to reflect any material changes within 14 days, and the government may issue mandatory requests for further information in connection with the registration.

Environmental, Social and Governance ("ESG") Matters

In accordance with the QCA Code and AIM rules, we have adopted an ESG implementation plan, which we outline briefly below. In 2023, using international frameworks, peer disclosures, media review and existing communications, we undertook a materiality assessment to better understand the ESG-related risks and opportunities specific to our industry and corporate structure which, in turn, inform the foundations of our strategy. More specifically, the materiality assessment encompassed key components consisting of an in-depth assessment of our current ESG-related policies and activities, a comprehensive review of our industry peers and their level of ESG disclosure, a systematic ranking of sustainability issues and the formulation of ESG potential focus areas and the development of a potential forward-looking sustainability strategy.

Our ESG Implementation Plan and overall ESG strategy focus on the following areas of development:

   • *Engagement:* Foster a professional culture where employees feel they have a part to play in contributing to the Company's ESG strategy.

   • *Education:* Provide the necessary tools and resources so that the Company's employees are confident in relaying the Company's ESG strategy internally and externally.

   • *Communication:* Provide an open and transparent environment for communicating important developments about our ESG strategy to all stakeholders, internal and external.

Through continued analysis and re-assessment, we intend to remain conscious of how we can positively and proactively contribute, in a meaningful way, toward improving and resolving ESG challenges. We anticipate that we will continue to be informed by the results and recommendations from ongoing analysis and assessments and consider ESG impacts, risks, and opportunities for the Company over the short, medium and long-term.

Using various standards and frameworks, and leveraging outcomes of the ESG materiality assessment, we are in the process of establishing a disclosure tracker and recommended performance measures to be considered for a reporting strategy in the next phase of the Company's ESG Implementation Plan.

The disclosure tracker is intended to support the Company's efforts to collect and report on the necessary data sets to effectively measure the Company's management and progress.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports are made available, free of charge, on or through the "Investors" portion of our website www.pphcompany.com. Information contained on our website is not part of, nor is it incorporated by reference in, this report or any of our periodic reports. Reports filed with or furnished to the SEC will also be available as soon as reasonably practicable after they are filed with or furnished to the SEC and are available at the SEC's website at www.sec.gov.

ITEM 1A.   RISK FACTORS

An investment in the Company's Common Stock involves a high degree of risk. You should consider carefully all the risk factors described below, the matters discussed above under "Cautionary Notice Regarding Forward-Looking Statements" and other information included and incorporated by reference in this Annual Report on Form 10-K, as well as in other reports and materials that we file with or furnish to the SEC. If any of the risks described below, or elsewhere in this Annual Report on Form 10-K or our other SEC filings, were to materialize, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected. In such case, the trading price of the Company's Common Stock could decline, and investors could lose part or all of their investment. Additional risks and uncertainties not currently known to the Company or that it currently deems immaterial may also materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business and Industry

The success of our business depends on establishing and maintaining client relationships, in particular with our largest clients.

The success of our business depends on the ability of our individual member companies to establish and maintain strong client relationships. If we fail to build or maintain such relationships, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although we have longstanding relationships with many of our clients, these clients usually do not enter into long-term contracts beyond 12 months, and a significant portion of our contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month's notice without any substantial penalty. In addition, while the majority of our client work is retainer-based, approximately 10% of our revenue is typically generated from project-specific services provided to clients under separate contracts. The continued extension of our retainer-based consulting contracts and the continued uptake of project-specific service contracts depend on our ability to deliver top quality services to our clients and build client trust. In our complex and ever-evolving industry, there can be no assurance that we will be able to do so. Should any of our top clients by revenue terminate their relationship with us or significantly reduce their demand for our services, our revenue would be adversely affected. For the year ended December 31, 2025, fees attributed to our top ten clients (on a consolidated group basis) amounted to 9.2% of our revenue. While revenue from our top clients will vary from period-to-period, the revenue derived from a major client that permanently discontinued or significantly reduced its relationship with us could be difficult to replace, which could negatively impact our prospects.

Our ability to maintain and grow our business will depend on our reputation in the industry, which could be adversely impacted by negative publicity, our association with certain clients, our real or perceived failure to manage conflicts of interest or by adverse litigation or other factors.

We operate in an industry where integrity, client trust and confidence are paramount and, as a result, maintaining our professional reputation and managing potential conflicts of interest are critical to our business. Our brand and reputations could be negatively impacted by real or perceived conflicts of interest, litigation or claims against us, actual or alleged employee error or misconduct, operational failures, regulatory investigations, press speculation or negative publicity (whether or not based in truth), inadequate or negligent provision of services to clients or disclosure of confidential client information, among other factors. Our brand could also in the future be adversely affected by factors entirely beyond our control, such as the independent actions of our clients or negative media attention paid to our clients for any reason. The potential for negative brand and reputational exposure has increased with the global flow of information via the internet and social media, through which adverse comments, whether substantiated or not, can reach a wide audience very quickly and without appropriate balance or context. Due to the broad scope of our operations and our client base, we regularly address and have, in some instances, had to turn down certain opportunities due to actual and potential conflicts of interest.

We face risks of both (i) client conflicts, which are situations where our services to a particular client conflict, or are perceived to conflict, with the interests of another client, and (ii) own-interest conflicts, which are situations where our duty to act in the best interests of any client in relation to a matter conflicts, or there is a significant risk that it may conflict, with our own interests in relation to that or a related matter. Furthermore, where one or more of our member companies have access to material non-public information that may not be shared with our other member companies, it can also lead to an actual or perceived own-interest conflict. While we have extensive procedures and controls that are designed to identify and address conflicts of interest, including those designed to prevent the improper sharing of information among our member companies, appropriately identifying and dealing with conflicts of interest (both client conflicts and own-interest conflicts) is complex and difficult, and our reputation could be damaged and the willingness of clients to enter into engagements with us may be affected, if our procedures or controls fail or we otherwise fail, or appears to fail, to identify, disclose and deal appropriately with conflicts of interest. It is also possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, which could lead to significant reputational harm.

The success of our business depends on our reputation for providing high-quality professional services. If any of our member companies are involved in litigation or claims relating to its performance in a particular matter, the reputation of that individual company and the entire Company could be damaged. Our reputation could be damaged through any member company's disclosed involvement either as an advisor or as a litigant, in high profile or unpopular legal proceedings. We, on behalf of PPHC or any of our member companies, may be required to incur legal expenses in defending PPHC or the member companies against any litigation or claims and may also incur significant reputational and financial harm if such litigation or claims are successful or receive negative press coverage. Any such occurrence which damages our reputation could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our success depends largely on the efforts and abilities of key personnel, on our ability to retain their clients and replace their expertise should they depart and generally on our ability to recruit and retain new employees to grow the business.

Our performance depends, to a significant extent, upon the efforts and abilities of our senior executive officers and revenue-generating employees. At both the Company and member company levels, we depend on the managerial abilities, strategic vision and professional relationships of our senior executive officers, and at the member company level, we also depend on the skill, expertise and client relationships of our key employees who build the client relationships through which we generate our revenues. Each of our businesses is, fundamentally, a "people" business, providing services in respect of which personal relationships are a critical component of successful business development and high client retention rates. The departure of any of our senior executive officers or key revenue-generating employees could have an adverse effect on our business, and no assurance can be given that we would be able to find qualified replacements for any of those individuals if their services were no longer available for any reason. Our success will also depend upon our ability to recruit and retain qualified personnel to fill other positions. Demand for highly qualified and skilled employees is great and, accordingly, no assurance can be given that we will be able to hire or retain sufficient qualified personnel to meet our current and future needs. Carefully managed succession planning is also crucial to ensure our long-term, commercial success and may be difficult to implement.

Our corporate form and compensation structure could prove less attractive to existing or potential employees than the partnership structure more common in our industry, in which partners typically have a direct claim to business profits. In addition, the majority of restricted shares of our Common Stock issued to employees at the time of our admission to trading on AIM and whose vesting was conditional on such employees' continued employment with us have now vested, and all remaining shares that were issued during that time will vest no later than December 16, 2026, which may provide less incentive to those employees to remain with the Company after they are fully vested. Unlike some of our competitors, we also generally do not pay commissions to our employees, but rather incentivize them through cash and stock bonuses as well as equity incentive awards which are largely discretionary and may be less effective at incentivizing our employees. Because some of our acquired member companies have certain acquisition-related bonus arrangements that provide for certain set levels of employee bonus pools, for example, as a percentage of member company profit, the employees of such member companies may in effect have a disproportionate claim on the funds available for Company bonus awards in any given year, which could reduce the bonus amounts paid to other employees which may impact their decision on whether to remain with the Company.

Our success depends on our ability to continue to develop and execute on our business strategy, in particular through future acquisitions and other strategic transactions.

A failure to continuously review and adapt our business strategy in light of changes in the markets in which we operate in could have an adverse impact on our revenues, operating costs and competitive advantage. There is a risk that if we fail to prepare or allocate sufficient resources to strategic planning, this may put us at a disadvantage to our competitors.

In particular, our growth to date has been driven in part through the acquisition and successful integration of other businesses in our industry, and we expect to make further business acquisitions and enter into other strategic transactions in the future. There are no guarantees that such transactions will complete or be successful if completed. Strategic transactions such as acquisitions pose a number of specific risks, including the following:

- It may be difficult to identify complementary candidate businesses or to consummate a strategic transaction with terms or structures that are favorable to us.

- We may lose attractive acquisition opportunities to competing bidders such as private equity firms, that have more financial resources and are typically able to pay a larger share of the purchase price in cash.

- We may experience difficulty, disruptions or unforeseen expenses when integrating financial, technological and other systems and may struggle to develop and maintain appropriate and effective internal controls.

- Acquisitions expose us to compliance obligations under multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations and the applicable laws and regulations of the various jurisdictions in which we operate. In particular, in the case of newly acquired operations outside the US, this may present increased cost and complexity in terms of regulatory compliance and monitoring, taxation and internal controls.

• We may incur significant compensation obligations to newly hired employees, including through earnout commitments provided for in the terms of acquisitions of new businesses.

• It may be difficult to effectively regulate and influence the operations of an acquired firm, which could result in damage to our reputation.

• We may experience difficulty with payment collections and longer payment cycles.

• Sourcing and integrating strategic transactions can involve significant costs and divert management's attention from the existing business.

• It may be difficult to maintain our current client service standards while addressing the demands of identifying, completing and integrating new business acquisitions.

• Because the earnout provisions of our acquisition agreements typically provide for acceleration of earnout awards upon the termination without cause of a seller who stays on post-acquisition, the cost of terminating such employees may increase the cost of any future layoffs or termination for reasons which do not constitute cause.

• We may be reluctant to strictly enforce the terms of the purchase agreements for acquired companies against sellers, or to pursue damages for breaches of such agreements, where the sellers continue post-acquisition as employees and where such sellers' continued involvement in the business may be crucial to realizing the value of the acquired company.

• Public disclosure of key terms of material acquisitions may reveal aspects of our bargaining position to sellers of future acquisition targets.

Any of the above factors could result in our inability to realize expected strategic benefits, growth, synergies and other financial benefits or efficiency gains from our future strategic transactions in the timeframe we anticipate or at all, and, as a result, we may not be able to implement our growth strategies successfully. There can also be no assurance that we will be able to generate organic growth through our existing member companies in the future. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, financial condition or prospects.

We may fail to adequately monitor or manage the activities of our member companies, which retain a high degree of autonomy under our business model.

Our strategy involves allowing our portfolio companies to operate relatively autonomously with limited interference in day-to-day operations by the Company. We ensure good governance and behavioral standards at each of our member companies, but the possibility of one or more companies within the Company group operating in a way that damages the reputation of the wider Company cannot be ruled out. Our management monitors each of the companies within the Company group, but does not do so on a day-to-day basis, which means that issues that could potentially be detrimental to the Company may not be immediately visible to us. Such issues could therefore escalate before we are able to take remedial action, and this could have a material adverse impact on the wider company.

We may not be able to compete effectively in new geographies, business lines, and our recently acquired businesses outside the US expose us to regulatory and compliance regimes with which we are relatively unfamiliar.

We completed our first business acquisition outside of the United States in June 2024 with the acquisition of London-based Pagefield, expanding the Company's operations to the UK. In April 2025, we further expanded our territorial reach with the acquisition of TrailRunner, which has offices in London, Shanghai and the United Arab Emirates. In the future, we may also make further strategic acquisitions in these or other jurisdictions outside of the US. While our operations outside of the United States are conducted by local professionals deeply familiar with the markets and regulatory landscapes in which they operate and these companies retain their own compliance and internal reporting protocols to help ensure compliance with applicable law, these operations expose us to new markets, regulations and legal systems with which our management is less familiar and increase the costs and complexity of regulatory compliance and monitoring and operational and commercial coordination across businesses, and may divert management's time. We may encounter heightened compliance risks in certain jurisdictions, immigration or visa issues with employee relocation or travel internationally, be exposed to regulations in one jurisdiction which may overlap with or be inconsistent with regulations in another jurisdiction or face litigation in distant forums.

In addition, we have in recent years expanded our service offerings to include compliance and legislative tracking and research services through our Compliance and Insights Services segment. While adjacent to our other client work, these operations involve a different customer base and competitive landscape and there can be no assurance that the Compliance and Insights Services segment will continue to grow, synergize with our other business lines or contribute meaningfully to our revenue and profitability in the future.

We operate in a fragmented and highly competitive industry, and we could lose employees and clients to new or existing competitors or otherwise fail to compete successfully.

We operate in a highly competitive environment. If we are not successful in anticipating and responding to competitive change, client preferences and needs or industry trends in a timely and cost-effective manner, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

The public policy, advocacy and strategic communications markets are highly competitive, fragmented and subject to rapid change due to political uncertainty, technological disruption and regulatory changes. For example, while the lobbying business has to date not faced much disruption from digital technologies, the proliferation and use of digital content, communication and channels has significantly transformed the public relations industry and the way that communications and advocacy are delivered. Data analytics knowledge and tools are becoming increasingly valuable and are more often than not a required hiring criterion for all potential clients. A highly politicized culture, heightened consumer activism, and real-time engagement with stakeholders on social media have increased the costs and technical demands of monitoring, researching and responding to trends in public opinion and formulating effective crisis communication strategies.

Our primary competitors are global, national and regional communications firms, as well as, in some instances, in-house teams of our clients which have continued to add capabilities and expertise internally. Many of these direct competitors are subsidiaries of larger professional services platforms such as FSG Global, Edelman, and Teneo, who may be better able to invest in growth, respond to changes in the market or to compete for professionals by offering greater remuneration or other more favorable employment terms. Large law firms such as Dentons LLP, Holland & Knight LLP and Akin Gump Strauss Hauer & Feld LLP are also very active in the government relations industry and may, in some instances, have deeper relationships with clients based on existing legal engagements which potentially could advantage their selection in certain lobbying assignments.

In addition to the competitors described above, a high number of boutique firms or sole practitioners remain active in all segments of our market and may, in some areas, have advantages of greater agility, specific industry or issue expertise, or presence in a particular geography, enabling them to compete more effectively, either on specialization or pricing. As these small firms seek to gain market share, there could be increased pricing pressure or pressure to increase expenditure to fund our own organic or strategic growth, which could adversely affect our revenue and earnings.

We may face competition from parties who sell their businesses to us, from professionals in acquired businesses who do not continue working for us post-acquisition or from our own former employees.

In connection with business acquisitions, we routinely obtain client and employee non-competition and non-solicitation agreements from senior executives. Such agreements are intended to prohibit such individuals from competing with us during the term of their employment and for a fixed period afterwards and from seeking to solicit our employees or clients. The duration of post-employment, non-competition and non-solicitation agreements with the sellers of businesses or assets that we acquire typically continue for a period corresponding to the applicable earnout period, and, if later, one to two years after termination of employment. However, certain activities may be carved out of, or otherwise may not be prohibited by, such arrangements, and certain events may occur to shorten the restrictive period. In addition, there can be no assurance that a party from whom we acquire a business or assets, or an acquired company employee who does not remain with the company, will not compete with us or solicit our employees or clients in the future.

Many of our written employment arrangements with employees, and agreements with non-employee contractors, include restrictive covenants. However, our employees and other contracted professionals typically have close relationships with the clients they serve based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to such professionals pursuing independent business opportunities or joining our competitors are relatively low. Although our clients generally contract for services with the Company, and not with an individual professional, in the event that a professional leaves, clients may decide that they prefer to continue working with that specific professional rather than with the Company. There can be no assurance that an employee or contractor will not compete with us or solicit our employees or clients in the future.

The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions where we operate, including California and Washington, D.C., as well as the UK, prohibit or severely restrict employers from entering into non-compete agreements with employees or are reluctant to strictly enforce non-compete agreements and restrictive covenants, especially after termination of employment. Additionally, courts in the US and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees or sellers. Therefore, certain restrictions on competition or solicitation may be unenforceable, and there can be no assurance that our non-compete agreements or non-solicitation agreements related to clients, employees or otherwise contracted professionals will be enforceable. In such event, we would be unable to prevent former employees or other professionals from competing with us or soliciting our clients, potentially resulting in the loss of some of our consulting agreements and other business.

In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies against such person on a case-by-case basis. However, we may elect not to pursue legal remedies if we determine that preserving cooperation and a professional relationship with a former employee or his or her clients, or other concerns, outweighs the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for us or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.

Errors in our forecasting and planning, and in setting our financial and operational performance targets, may result in our financial performance being materially worse than expected. The non-GAAP financial metrics that our management uses to measure the success of our business model may not provide the best measurement of our operating performance and may not be comparable to similar metrics used by others in our industry.

Our financial targets are based on management's estimates and assumptions that are subject to uncertainties and contingencies, and our actual results may be materially lower than our financial performance targets. We have various medium-term revenue growth targets across our member companies, in addition to other financial and operational targets. Although we evaluate our historical performance and strategy in setting these targets, no assurance can be given that we will achieve our targets, which could negatively impact our ability to implement our business strategy. Our strategy, evaluation and financial targets are based on estimates and assumptions that may prove to be inaccurate, including, without limitation, revenue generated by existing or new client engagements, appreciation of our share price and further implementation of connected and managed services, which are all subject to significant business, economic, market and operational uncertainties and contingencies, all of which are to a large extent beyond our control and may adversely affect our ability to achieve our targets. We may not be able to implement our strategy in a manner that generates revenue growth or achieves our other targets. In addition, we also estimate our effective tax rate and any change or incorrect assumption in the tax treatment of our profits may reduce the level of dividends, if any, received by our shareholders. Accordingly, the actual financial performance we achieve may be materially worse than expected, and we may experience a decline in revenue, which could have a materially adverse effect on our profitability and the price of our Common Stock.

Our management relies on a number of operational key performance indicators and non-GAAP financial metrics that we believe help us to gauge the underlying performance of our business and to manage it effectively, including Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow. There can be no assurance, however, that these metrics are the most accurate or reliable measurements of our operating performance. For instance, while the financial statement line items excluded from Adjusted Net Income and Adjusted EBITDA calculations reflect expenses that we believe are not core to our operating activities, they do represent economic costs of our business model. In addition, such metrics may not be directly comparable to other, similar metrics used or reported by others in our industry, who may calculate performance metrics differently.

We are subject to macroeconomic and political risks that could negatively impact the demand for our services.

As a business, we do not work exclusively for, or favor, any particular political party over another and so have not experienced, nor do we expect to experience, adverse impacts specific to a change of partisan political control of either the legislative or executive branches of the US government. However, there can be no assurance, particularly in a climate of considerable political polarization, that we will not be negatively impacted in the future in our work with certain clients by our work for other clients, our employment of certain individuals or any of our employees' or clients' real or perceived association with a particular group or individual. During US federal election years, demand for our services tends to soften, particularly in the Corporate Communications & Public Affairs Consulting segment, as clients defer spending until after the election cycle. We may be negatively impacted by the suspension of certain US federal government operations in connection with the lapse of appropriations. In addition, we are sensitive to adverse economic and market factors. Our customers and the markets in which we operate could be negatively impacted by any of the following factors, which could cause a substantial decline in the demand for our services: declining economic conditions; political unrest; the level and volatility of interest rates; financial market volatility; concerns about inflation; changes in investor sentiment and consumer confidence levels; and legislative and regulatory changes. Uncertain economic prospects or a sustained period of financial instability could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

We rely on certain third parties and third-party technology to provide our services and successfully implement our business strategy.

We may rely on third parties to provide certain services to our clients, including advertisement placement and management, video production and website development. Such services are typically sub-contracted by us to third-party providers as part of our wider service offering to our clients. Should a client be dissatisfied with the quality, timing or cost of any such third-party services, this could negatively impact our relationship with such client or our reputation more broadly. There can be no assurance that we will in the future be able to contract with suitable third parties on favorable terms or at all, or, absent such contracting, to provide all such services in-house to the standard, timing and cost expected by our clients, which could negatively impact our business. We also depend on third-party providers of telecommunications, internet, cloud infrastructure and AI services to operate our business efficiently. There can be no assurance that such providers will maintain reliable and efficient networks and quality of service, and the costs for such services may increase. An interruption to any of these services could be detrimental to our future business, operating results and/or profitability.

In certain circumstances, we may be liable for the acts or omissions of relevant partners. If a third party pursues claims against us as a result of the acts or omissions of such partners, our ability to recover from such parties may be limited. We are also dependent on our ability to pick appropriate technology partners to help deliver outcomes and solutions to clients. A failure to maintain relationships with and identify appropriate technology partners could affect both the potential profitability and saleability of our services offering.

Disruptions to our information technology systems or cybersecurity breaches could negatively impact our business.

The successful operation of our business depends upon maintaining the integrity of our computer, communication and information technology systems. These systems and operations are vulnerable to damage, breakdown or interruption from events which are beyond our control, such as fire, flood and other natural disasters; power loss or telecommunications or data network failures; improper or negligent operation of our system by employees, or unauthorized physical or electronic access and interruptions to internet system integrity generally as a result of cyber-attacks by computer hackers or viruses or other types of security breaches. Currently, we do not have a unified Company information technology infrastructure, or Company-wide support resources. Rather, each of our member companies is responsible for maintaining its own separate information technology infrastructure and forming and implementing its own operating cybersecurity policies and procedures. While we believe that this decentralized approach is suitable for our operations, and, by virtue of its structural redundancies, naturally helps to limit the scope of any individual system failure or cybersecurity breach, there can be no assurance that one or more of our member companies may not have inadequate information technology or cybersecurity infrastructure, support resources or policies, and that a system failure or cybersecurity breach affecting any such member company may not materially impact other member companies.

Further, any necessary modifications or upgrades to our information technology systems could result in interruption to our business and our ability to serve our clients. This could be harmful to our business, financial condition, results of operations, cash flows and prospects and could deter current or potential customers from using our services. There can be no guarantee that our security measures in relation to our computer, communication and information systems will protect us from all potential breaches of security and any such breach of security could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Failure to comply with data privacy laws and regulations could adversely affect our business and reputation.

In the ordinary course of our business, we may collect, generate, use, store, process, disclose, transmit, share and transfer personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and third-party data, through our information technology systems and those of third parties. Our collection and use of personal data may subject us to numerous data privacy and security obligations under various laws, regulations, industry standards, external and internal privacy and security policies and contractual requirements. In addition, ensuring the privacy and security of our communications and our clients' data is critical to maintaining client relationships and our reputation in our industry.

In the US, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws and consumer protection laws. For example, in recent years, numerous US states including California, Virginia, Colorado, Connecticut, and Utah have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data, and provide for statutory fines for noncompliance. Outside the US, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation (the "EU GDPR"), the UK's GDPR (the "UK GDPR") and the EU Digital Services Act impose strict requirements for processing personal data. For example, under the EU GDPR and UK GDPR, companies may face private litigation, temporary or definitive bans on data processing and fines of up to €20 million or £17.5 million, respectively, or 4% of annual global revenue, whichever is greater. In addition, the European Economic Area and the UK have significantly restricted the transfer of personal data to the US and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.

Obligations related to data privacy and security are quickly changing and may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Complying with these obligations requires significant resources and may in the future necessitate changes to our information systems, policies and practices and to those of any third parties upon which we rely. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including, but not limited to government enforcement actions and litigation, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We operate in multiple jurisdictions and must comply with numerous applicable laws, including regarding restrictions on and reporting of lobbying activity. Should we fail to comply with such laws, the Company could face civil and criminal liability.

As a consulting business, we must comply with many laws and regulations which affect how we do business with our clients. Such laws and regulations may potentially impose added costs on our business and any failure to comply with such laws may lead to civil or criminal penalties or termination of our consulting contracts. Some significant laws and regulations that affect our business and our clients include:

- laws restricting lobbying activity and/or requiring registration and reporting obligations with respect to such activity, including the US Lobbying Disclosure Act of 1995 and the Foreign Agents Registration Act of 1938 (each as amended), US state-level regulations and, in the UK, the Transparency of Lobbying, Non-Party Campaigning and Trade Union Administration Act 2014;

- anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010 (each, as amended);

- laws, regulations, and executive orders restricting the disclosure and governing the security of sensitive personal information of our employees;

- US and UK securities laws and related regulations, including the rules applicable to AIM listed companies, the UK Market Abuse Regulation and the QCA Corporate Governance Code framework of the Quoted Companies Alliance (the "QCA Code"), which, among other things, have helped shape our corporate governance policies (See "*Management—Our Board of Directors*" for a discussion of key corporate governance policies);

- laws and regulations concerning taxes, including sales and use taxes, income tax and employment tax, changes to which may materially and adversely affect the results of operations;

- employment laws and regulations, which may classify personnel as an independent contractor or employee;

- environmental, social and governance regulations and disclosure requirements; and

- other federal, state and local and laws affecting conduct of business.

For additional information on regulations applicable to the Company, see "Business—Governmental Regulation." In addition, the US government and state and local government adopt new laws, rules, and regulations from time to time that could have a material impact on our results of operations. For example, the US Department of Justice proposed significant changes to FARA regulations in December 2024 that would narrow existing exemptions and expand registration requirements, with final regulations expected in 2025. Adverse developments in legal or regulatory proceedings on matters relating to, among other things, contract interpretations and statute of limitations, could also result in materially adverse judgments, settlements, withheld payments, penalties, or other unfavorable outcomes.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect our stock price.

During the preparation of our consolidated financial statements for the year ended December 31, 2024, we determined that certain cash flow items had been incorrectly classified within our consolidated statements of cash flows for the year ended December 31, 2023, specifically the classification of cash flow activities relating to cash payments for post-combination expenses in business combinations. Additionally, we identified that loss per share had not been calculated correctly under the provisions of GAAP.

As a result, we determined that there is a material weakness in our internal controls due to a lack of sufficient controls to ensure certain complex, non-routine transactions and disclosures are appropriately presented within our financial reporting. This material weakness was due to a lack of appropriate technical review and the absence of a formalized accounting policies specific to such transactions and the loss per share computation. In response to this material weakness, we are in the process of remediating our internal controls over financial reporting. Such remediation efforts include having created new positions within the finance department to which we have appointed additional experienced GAAP and internal control reporting specialists, engaged third-party advisors to support our internal control testing and remediation efforts, begun a third-party risk assessment over our internal control environment and are reviewing and prioritizing individual control deficiencies for remediation. We are in the process of documenting and executing remediation action items.

Additionally, during the audit for the period ended December 31, 2025, we identified a material weakness in the aggregate in our internal control over financial reporting. Specifically, we determined that certain aspects of our control environment were not operating at the level of effectiveness required, in part due to an insufficient complement of qualified technical accounting and financial reporting personnel to consistently perform control activities, including those involving complex and/or non-routine transactions.

Additionally, we determined that certain control and monitoring activities were not operating as intended, as we identified control issues related to information technology general controls, including areas of change management, user access controls, segregation of duties within our information technology environment.

Throughout the current year, management implemented remediation actions to address these material weaknesses, including expanding and improving review processes, improving access to technical accounting resources, and supplementing the team with additional personnel possessing relevant experience and training, and strengthening oversight and testing of information technology general controls. We will not be able to conclude whether the steps we are taking will fully remediate the remaining material weakness in our internal control over financial reporting until we have completed our remediation efforts and subsequent evaluation of their effectiveness. We may also conclude that additional measures may be required to remediate the material weakness in our internal control over financial reporting.

Notwithstanding such remediation measures, however, there can be no assurance such remediation will be successful or that we will not fail to identify new material weaknesses or other deficiencies in our internal controls in the future. As a result of such historical or potential future deficiencies or material weaknesses, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to litigation or investigations, which could require additional financial and management resources.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board (the "PCAOB"), starting with the second annual report that we file with the SEC after this initial Annual Report on Form 10-K, our management will be required to report on the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of the changes necessary to our internal control over financial reporting to conclude such controls are effective. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section

404 in a timely manner or assert that our internal control over financial reporting is effective, investor confidence and our stock price could decline.

Additionally, when we cease to be an "emerging growth company" under Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Common Stock to decline.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we were to report any additional material weaknesses in our internal controls over financial reporting. This could materially adversely affect the price of our Common Stock.

Servicing our debt requires a significant amount of cash, and our Bank Credit Facilities contain certain restrictive covenants, which could affect our ability to operate our business and implement our business plan.

Under the Bank Credit Facilities (as defined below), we had four senior secured term loans with an aggregate principal amount of $47.1 million outstanding as of December 31, 2025, and an additional senior secured facility under which we may borrow up to an additional $3.0 million. We may incur additional debt in the future to finance our strategic acquisitions, fund our operations or for other corporate purposes.

Our ability to make scheduled payments of the principal, to pay interest on and to refinance our indebtedness, including the Bank Credit Facilities, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. A portion of cash flow from operations is expected to be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other general corporate purposes. Our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised as a result of such debt obligations. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate sufficient cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities on desirable terms or at all, which could result in a default on our debt obligations.

In addition, the Bank Credit Facilities contain certain restrictive covenants, including covenants restricting our ability to incur debt, undertake certain investments, pay dividends or make certain other payments, and require us to maintain a certain fixed charge coverage ratio, which could restrict our ability to implement our business strategy in the future. Our obligations under the Bank Credit Facilities are also secured by substantially all of our assets, and were we to default on our obligations under the Bank Credit Facilities, the lender could seek enforcement against any or all of our assets.

For further information on our outstanding debt, please see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Commitments and Contingencies—Financial Obligations.*"

We may be subject to litigation, including securities litigation, or investigations by governmental or other bodies, and we may incur costs related to complying with investigations or litigation involving our clients and to which we are not a party.

We may be subject in the future to litigation involving our clients, competitors, employees, directors or third parties and may incur significant legal and other costs in connection with such litigation. As a result of being a US listed company, we may face increased risk of shareholder litigation, including securities law claims. We have historically had to incur costs related to complying with subpoenas for information in connection with litigation or investigations involving clients to which we were not a party. These included costs of counsel to advise on such information requests and on compliance with our confidentiality obligations to the relevant clients, and administrative costs related to complying with such information requests. We may in the future be subject to similar requests in connection with litigation or investigations involving our clients. While we generally seek indemnification for any such costs in our client agreements, not all client agreements include such indemnities, and there can be no assurance that we will be able to collect on such indemnities where they are provided. As a result, we could in the future incur substantial costs in relation to compliance with any such information requests.

We may not obtain insurance coverage to adequately cover all significant risk exposures.

There can be no assurance that we will be able to acquire or maintain insurance for all risks that may affect our business, that the amount of our insurance coverage will be adequate to cover all claims or liabilities, or that we will not be forced to bear substantial costs resulting from risks and uncertainties of business. It also may not be possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Common Stock

We may not be able to maintain compliance with Nasdaq's listing standards, which could limit stockholders' ability to trade our Common Stock.

As a listed company on Nasdaq, we will be required to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our Common Stock. If we fail to meet these continued listing requirements, our Common Stock may be subject to delisting, which could materially impact the liquidity of our Common Stock making it more challenging to buy and sell shares of our Common Stock.

The market price and trading volume of our Common Stock may be volatile and may be affected by economic conditions beyond our control.

There can be no assurance that the trading market for our Common Stock will be sufficiently liquid to accommodate the sale of your Common Stock, and the trading volume of our Common Stock may fluctuate and cause significant price variations to occur. The market price of our Common Stock may be highly volatile and subject to wide fluctuations. If the market price of our Common Stock declines significantly, you may be unable to resell your Common Stock at a competitive price. We cannot assure you that the market price of our Common Stock will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our Common Stock or result in fluctuations in their price and trading volume include:

- actual or expected fluctuations in our prospects or operating results;

- additions or departures of our key personnel;

- changes or proposed changes in laws, regulations or tax policy;

- sales or perceived potential sales of our Common Stock by us or our directors, senior management or stockholders in the future;

- announcements or expectations concerning additional financing efforts or business acquisitions;

- negative publicity about us, our management, or our industry in general; and

- conditions in the US and global financial markets, or in our industry in particular, or changes in general economic conditions.

We will incur increased costs and our management will face increased demands as a result of operating as a company listed on Nasdaq and subject to Exchange Act reporting and other obligations.

As a Nasdaq listed company and SEC registrant, we are subject to certain reporting and other obligations which will result in significant legal, accounting and other expenses that we did not incur prior to Nasdaq listing. For example, we will need to maintain certain additional internal controls, disclosure controls and procedures and prepare and distribute periodic public reports. We are required to ensure that we have the ability to prepare consolidated financial statements that comply with SEC reporting requirements on a timely basis, and are subject to other reporting and corporate governance requirements, including Nasdaq listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. We are also required to maintain a majority independent board of directors and maintain board committees that meet independence and other requirements that may differ from those to which we have been subject historically. There can be no assurance that our board of directors (the "Board" or "Board of Directors"), as thus reconstituted, will continue to be as effective as it has been historically or that we will not experience challenges in the transition to Nasdaq compliant corporate governance arrangements.

As a public company, we are required to commit significant resources and management time and attention to these requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, the Dodd-Frank Act and related regulations implemented by the SEC and Nasdaq, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a Nasdaq listed company subject to these new rules and regulations may make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and attract and retain qualified executive officers.

We may face increased risks of shareholder activism, particularly if our US and institutional investor base grows as a result of the initial public offering or our US listing, which could divert management attention and impact our ability to execute on our current business plan.

The increased costs associated with operating as a Nasdaq listed company may decrease our net income and may cause us to reduce costs in other areas of our business or increase the prices of our services to offset the effect of such increased costs. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. If we elect to issue such guidance, it will be composed of forward-looking statements subject to the risks and uncertainties described in this Annual Report on Form 10-K. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Common Stock may decline.

You may be diluted by future issuances of preferred stock or additional Common Stock in connection with our employee incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

We may from time to time issue new Common Stock, preferred stock, debt instruments or other securities convertible into Common Stock under employee incentive plans, in connection with investments or business acquisitions or to raise funds. Our certificate of incorporation authorizes us to issue one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over Common Stock respecting dividends and distributions, as our board of directors may determine (subject, for so long as our Common Stock is admitted for trading on AIM, to approval at a general meeting by shareholders at which a quorum is present by 75% of the votes cast on the matter). The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might grant to holders of preferred stock could affect the residual value of our Common Stock.

The Company cannot predict the size or price of future issuances of Common Stock or the size or terms of future issuances of preferred stock or debt instruments or other securities convertible into Common Stock, or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Stock. Sales or issuances of substantial numbers of shares of Common Stock or preferred stock, or the perception that such sales or issuances could occur, may adversely affect the prevailing market price of the Common Stock. With any additional sale or issuance of Common Stock or preferred stock, or securities convertible into Common Stock, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The dual listing of our Common Stock is costly to maintain, may adversely affect the liquidity and value of our Common Stock and may increase our exposure to securities litigation.

Our Common Stock trades on AIM and Nasdaq. We plan for the foreseeable future to maintain a dual listing, which will generate additional costs, including increased legal, accounting, investor relations and other expenses that we did not incur prior to the listing of our Common Stock on Nasdaq, in addition to the costs associated with the additional reporting requirements described elsewhere in this report. We cannot predict the effect of this dual listing on the value of our Common Stock. However, the dual listing of Common Stock may over time dilute our liquidity in one or both markets and may adversely affect the development of an active trading market for our Common Stock in the US.

Further, being a UK listed company and a US public company with Common Stock admitted to trading on AIM impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the US securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

Dividends may not be declared or paid to holders of our Common Stock.

The declaration and payment of dividends by us will be at the sole discretion of our board of directors. While historically, we have issued dividends from the Company's adjusted net profit after tax, our dividend policy may change and there can be no assurance that any dividends will be declared or paid. For example, in January 2025, we reduced our dividend rate by approximately one half in order to retain more cash within the business to fund continued growth in the business.

Our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the Bank Credit Facilities place, and future debt agreements may place, certain restrictions on our ability to pay cash dividends on our Common Stock. Should our board of directors decide not to declare a dividend, your only opportunity to achieve a return on your investment may be if the price of our Common Stock appreciates, which cannot be ensured.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this Annual Report on Form 10-K and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the last day of the fiscal year after the fifth anniversary of the date of the first sale of common equity securities under an effective registration statement as an emerging growth company.

It is possible that some investors will find our Common Stock less attractive as a result of the foregoing, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

Our employees, management and principal stockholders own the majority of our stock and will be able to exert control over matters subject to stockholder approval.

As of March 24, 2026, our executive officers and directors and their respective affiliates in aggregate held, directly or indirectly, 14.0% of our outstanding Common Stock, and our employees held a further 46.3% of our Common Stock. Affiliate and other shareholders of the Company have sold, in aggregate, approximately 750,000 shares of common stock at the US initial public offering, representing approximately 2.6% of the shares of the Company's common stock outstanding as of January 29, 2026. We are not aware of any intention by any such persons to act in concert or otherwise in order to control matters requiring stockholder approval. However, to the extent that the same group continue to own a significant percentage of our Common Stock, these stockholders, collectively, will be able to exert significant control over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of any merger, sale of substantially all our assets or other significant corporate transactions. Such shareholders, particularly those who are directors, officers or employees of the Company, may have interests that differ from the interests of other shareholders. This concentration of ownership may also prevent or discourage unsolicited acquisition proposals or offers for our Common Stock, or nomination of potential directors, that you or other stockholders may feel are in your or their best interest as one of our stockholders.

Provisions of our certificate of incorporation and bylaws may delay or prevent a takeover that may not be in the best interests of our stockholders.

Provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects which may delay, defer or prevent a takeover attempt (which include, among others, provisions for (i) a classified board of directors serving staggered three-year terms, (ii) who can fill vacancies of our board of directors and (iii) when and by whom special meetings of our stockholders may be called).

Our certificate of incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless otherwise consented to by us, the Court of Chancery of the State of Delaware, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the shareholders; (c) any action asserting a claim against the Company arising pursuant to any provision of the Delaware Corporation Law, our certificate of incorporation or our bylaws; (d) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or (e) any action asserting a claim against the Company governed by the internal affairs doctrine. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the US Securities Act of 1933, as amended (the "Securities Act"), or under Nasdaq or AIM rules.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We believe our choice of forum provision may benefit us by providing increased consistency in the application of Delaware law by chancellors and judges particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder's ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the choice of forum provision, and there can be no assurance that such provision will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Sales by existing shareholders can reduce share prices.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. Such sales, or any market perception that substantial holders of our Common Stock intend to sell our Common Stock, could reduce the market price of our Common Stock. If this occurs and continues, it could impair the Company's ability to raise additional capital through the sale of securities. In addition, as currently unvested shares of our Common Stock held by our employees vest over time, and as we issue earnout shares pursuant to the historical acquisition agreements relating to our acquired member companies, the number of shares of Common Stock which may be sold will increase, which could reduce the market price of our Common Stock.

The Company is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses.

The Company is a holding company and essentially all of its assets are its equity ownership interests in its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts all of its business through its subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt obligations. In the event of a bankruptcy, liquidation or reorganization of any of the Company's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation provides that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Our certificate of incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the Company or amounts paid in settlement to the Company. This indemnification will also extend to the payment of attorneys' fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

Securities research analysts may establish and publish their own periodic projections for our Company. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our Common Stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

We have written down some of our goodwill from our prior acquisitions and could experience additional charges to our intangible assets, which may affect our results of operations in the future.

As a result of prior acquisitions, we had an amount of goodwill and purchased intangible assets on our consolidated balance sheet. As of December 31, 2025, a portion of the goodwill from prior a acquisition was impaired, as referenced in Note 6. Goodwill And Intangible Assets. Unfavorable changes in the business climate or competitive environment, our revenue forecasts, our market capitalization, capital structure, capital expenditure levels, operating cash flows, as well as adverse legal or regulatory actions or developments could cause further material impairments to the carrying value of our intangible assets or intangible assets we may obtain in future periods. We will continue to monitor indicators of possible impairment that would cause a triggering event requiring us to complete an interim impairment analysis and possibly recognize additional impairment charges in the future. Impairment charges to our intangible assets could have a material adverse effect on our financial condition, and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBER SECURITY

Risk Management and Strategy

We have established processes (including policies) for assessing, identifying, managing, and disclosing material risk from cybersecurity threats, and have integrated these processes into our overall risk assessment and risk management procedures. We routinely assess material risks from cybersecurity threats, including any potential unauthorized access to, or other breach of our information systems, that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

Each of our member companies is responsible for maintaining its own separate information technology infrastructure and forming and implementing its own operating cybersecurity policies and procedures, which are implemented and overseen with the assistance of managed service providers ("MSPs") or in-house technology professionals responsible for maintaining networks and managing the monitoring, detection, mitigation, and prevention of cybersecurity threats to the member companies.

The Company maintains a Global Cybersecurity Incident Response Plan ("IRP"), which serves as the overarching incident response process applicable to all information security and IT incidents at the holding company and its member companies. The IRP is designed to minimize the impact of cybersecurity incidents through timely and effective response, rapidly mitigate continued threats, and ensure that incidents are handled consistently across the organization.

As of the date of this report, we have not experienced any cybersecurity incidents that have materially affected us, including our business strategy, results of operations, or financial condition, and we are not aware of any material risks from cybersecurity threats that are reasonably likely to do so. There can be no assurance, however, that we will not be materially affected by such risks in the future. For certain risks from cybersecurity threats that may materially affect our business strategy, results of operations, or financial condition, see Item 1A, "Risk Factors," including the section titled, "Disruptions to our information technology systems or cybersecurity breaches could negatively impact our business."

Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee is responsible for reviewing our technology security and data privacy controls with senior management. Members of our senior management team serve on a Materiality Assessment Committee (the "MAC"), which among other things, has experience addressing cybersecurity risks and leveraging third-party cybersecurity advisors to assist in monitoring, detecting, preventing and mitigating risks from cybersecurity threats. The MAC meets on a quarterly basis to review cybersecurity threats and incidents impacting the Company, with escalation to additional members of senior management and the Audit Committee in accordance with the IRP.

ITEM 2. PROPERTIES

We do not own any real estate or other properties materially important to our operations. We lease real estate property for remote office spaces and corporate office space, and substantially all of those leases are classified as operating leases. Our executive offices are located at 800 North Capitol St. NW, Suite 800, Washington, DC 20002, and our telephone number is (202) 688–0020. We believe that our office facilities will be suitable and adequate for our business as it is contemplated to be conducted.

ITEM 3.   LEGAL PROCEEDINGS

As of the date of this Annual Report on Form 10-K, we are not a party to any material pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any material legal proceeding, and to our knowledge, no such proceedings by or against the Company have been threatened. We anticipate that we and our subsidiaries may from time to time in the future become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our Common Stock is listed on the Nasdaq Global Market under the symbol "PPHC." As of March 24, 2026, the Company had 28,928,777 shares of Common Stock outstanding held by approximately 125 record holders (the number of record holders does not include persons who held our Common Stock in nominee or "street name" accounts through brokers). In connection with our application for admission to listing of our Common Stock on Nasdaq, we completed a reverse stock split (the "Reverse Stock Split"), which became effective October 2, 2025, to reduce the number of shares of our Common Stock outstanding by a ratio of 5 to 1. Our Common Stock has been listed and admitted to trading on the AIM of the London Stock Exchange since December 16, 2021 under the symbol "PPHC.L." We intend to maintain the admission for trading on AIM of our Common Stock.

As of December 31, 2025, 4,199,749 shares of Common Stock, representing 16.7% of our issued and outstanding Common Stock, were held directly or indirectly by our affiliates and are subject to certain transfer restrictions, including regarding the manner and volume of sales, under Rule 144 under the Securities Act ("Rule 144"). In addition, as of such date, 845,095 shares of our Common Stock, representing 3.4% of our issued and outstanding Common Stock, were otherwise restricted securities as defined under Rule 144 and may only be sold pursuant to registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. 20,129,648 shares of our Common Stock, representing 80.0% of our issued and outstanding Common Stock, were freely transferable without registration under the Securities Act, however 4,865,096 shares (including 3,210,014 shares which would otherwise be freely transferable), representing 19.3% of our issued and outstanding Common Stock, were subject to restrictions on transfer under contractual vesting conditions.

Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Common Stock reserved for future issuance under our Omnibus Incentive Plan. The registration statement will be effective immediately upon filing and will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Dividends

We currently intend to pay out dividends at a payout ratio of approximately 30% of Adjusted Net Income. This policy is, however, subject to change. The declaration and payment of dividends by the Company is at the sole discretion of our board of directors, and there can be no assurance that any dividends will be paid in or for any given period.

Securities Authorized for Issuance under Equity Compensation Plans

See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our Common Stock from our US IPO through March 16, 2026, with the cumulative total return on (i) the Nasdaq Composite, (ii) the Russell 2000 stock index, and (iii) a select peer group of U.S Professional Services / Advisory companies. This graph assumes that the investment in the Company's Common Stock and each index was $100 on January 27, 2026 and that all dividends were reinvested. The historical information set forth below is not necessarily indicative of future performance.

The peer group includes FTI Consulting (FCN), Huron Consulting Group (HURN), CRA International (CRAI), Exponent (EXPO) and ICF International (ICFI).



Comparison of Cumulative Total Return Since PPHC U.S. IPO

	January 27, 2026	February 04, 2026	February 12, 2026	February 23, 2026	March 03, 2026	March 11, 2026
PPHC	$ 100.00	$ 100.90	$ 100.10	$ 100.00	$ 102.00	$ 109.50
Russell 2000	$ 100.00	$ 98.40	$ 98.10	$ 98.30	$ 97.80	$ 95.40
Nasdaq Composite	$ 100.00	$ 96.20	$ 94.90	$ 95.00	$ 94.50	$ 95.40
U.S. Professional Services / Advisory Peers	$ 100.00	$ 95.40	$ 84.20	$ 84.50	$ 91.80	$ 86.80

Unregistered Sales of Equity Securities

During the year ended December 31, 2025, we have issued and sold the following securities of the Company (each presented on an adjusted basis to give retrospective effect to the Reverse Stock Split), which were not registered under the Securities Act:

On April 1, 2025, we issued 593,228 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of TrailRunner International, LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.

On April 14, 2025, we issued 2,000 shares to an employee upon the vesting of restricted stock units ("RSUs") previously issued under the Omnibus Incentive Plan for services to the Company in reliance on the exemption provided in Rule 701 under the Securities Act.

On June 18, 2025, we issued 65,647 shares of Common Stock to the sellers as earnout consideration pursuant to the asset purchase agreement relating to the acquisition of the assets of KP Public Affairs LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.

On June 18, 2025, we issued (i) 60,984 shares of Common Stock (including 9,334 shares issued upon the vesting of previously issued RSUs) and 114,280 RSUs to our executive officers; and (ii) 232,937 shares of Common Stock (including 89,000 shares issued upon the vesting of previously issued RSUs), 62,588 options and 384,252 RSUs to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.

On July 22, 2025, we issued 47,201 shares of Common Stock (all of which was issued upon the vesting of previously issued RSUs) to our executive officers; and (ii) 138,271 shares of Common Stock (all of which was issued upon the vesting of previously issued RSUs) to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.

On August 1, 2025, we issued 42,830 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of Pine Cove Capital LLC, in reliance on the exemption provided in Rule 506(c) under the Securities Act.

On October 28, 2025, we issued 43,337 shares of Common Stock (all of which were issued upon the vesting of previously issued RSUs) to certain of our executive officers and other Company employees, pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.

On January 1, 2026, we issued 6,579 shares of Common Stock to a seller as initial consideration for the acquisition of the assets of B. Shaw Communications, LLC, in reliance on the exemption provided in Rule 506(c) under the Securities Act.

On March 5, 2026, we issued 10,000 shares of Common Stock to an employee under the Omnibus Incentive Plan for services to the Company in reliance on the exemption provided in Rule 701 under the Securities Act.

Use of Proceeds

The gross proceeds to us from the sale of shares of our Common Stock in our initial public offering was $45.8 million. This is calculated based on the initial public offering price of $12.25 per share and includes the gross proceeds received by us from the underwriters' exercise of their over-allotment option to purchase additional shares.

We received net proceeds from the IPO of approximately $36.1 million (including shares sold upon the underwriters' partial exercise of their over-allotment option), after deducting underwriting discounts of $3.0 million and offering expenses of $6.8 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities, or (iii) any of our affiliates.

We intend to use the proceeds to the Company from our initial public offering to fund working capital and for general corporate purposes, potentially including future acquisitions of new portfolio companies. We did not receive any proceeds from the sale of Common Stock by the selling shareholders. Refer to Note 19. Subsequent Events.

Repurchases

None.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), summarizes the significant factors affecting the operating results, financial condition and liquidity, and cash flows of the Company as of and for the years ended December 31, 2025, and 2024 . This MD&A should be read in conjunction with our consolidated financial statements, the accompanying notes to the consolidated financial statements and the other financial information included in this Annual Report on Form 10-K. Except for historical information, the matters discussed in this MD&A contain various forward-looking statements that involve risks and uncertainties and are based upon judgments concerning various factors beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made, except as required by applicable law. Certain monetary amounts, percentages and other figures included in this MD&A have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Overview

Public Policy Holding Company, Inc. ("we," "us," "our," "PPHC," or the "Company") through our wholly-owned subsidiaries, operates a portfolio of firms that offer global strategic communications services, including government relations, corporate communications and public affairs. Engaged by over 1,400 clients, including companies, trade associations and non-governmental organizations, we are active in all major sectors of the economy, including healthcare and pharmaceuticals, financial services, energy, technology, telecoms and transportation. Our services help clients to enhance and defend their reputations, advance policy goals, manage regulatory risk and engage with federal and state-level policy makers, stakeholders, media and the public in multiple jurisdictions and with diverse and complementary capabilities.

Since our inception in 2014, we have acquired and integrated numerous businesses specializing in key facets of strategic communications, including government relations, public affairs, research, crisis management, investor relations and creative communications delivery. Under the PPHC holding company, we now operate as 12 member companies in the United States ("US" or "U.S.") and the United Kingdom ("UK"), with expanding reach into Europe and parts of Asia and the Middle East. These 12 member companies include Crossroads, Forbes Tate, Seven Letter, O'Neill, Alpine, KP, MultiState, Concordant, Lucas, Pagefield, TrailRunner, and Pine Cove.

We operate in large growing markets that we believe provide us significant opportunity for continued growth. We estimate our total addressable market ("TAM") in 2024 was in excess of $20.0 billion, comprising $4.4 billion of disclosed federal lobbying expenditure, an estimated $2.2 billion of partially disclosed total US state-based lobbying expenditure, an estimated $5.6 billion global public affairs spend, and an estimated $8.4 billion global corporate communications spend. The latter, which covers corporate, crisis, and financial communications, became part of our offering with the 2025 acquisition of TrailRunner. We believe this segment may be larger than $8.4 billion, though it is difficult to quantify given that industry metrics often combine it with broader public relations categories—such as marketing communications—that PPHC does not provide.

We have built a scalable platform which also creates cross-selling and referral opportunities. We provide our companies with a scalable platform for growth, providing uniform and efficient financial infrastructure, legal services, human resources, compliance and administration at the parent company level. We also incentivize cross-company selling, talent referrals and effective conflict management remedies across our client portfolio.

We have grown our geographical reach and practice capabilities to provide clients a full range of services through multiple member companies. Our evolution to date is the result of a careful and methodical strategy to build a unique service platform to simplify and more effectively address global client challenges and opportunities in an increasingly fragmented and accelerated policy and communications landscape. This growth strategy is predicated on adding both geographic reach for clients and a complete set of asset capabilities to bring the client the ability to synthesize and simplify the best in class practices to address policy and reputational issues. Leveraging deep policy and issue expertise derived from our original core government relations member companies, first established in 2014, we now work with clients to provide the full-spectrum of strategic communications, including government affairs, public affairs, issues and crisis communications, financial communications and corporate and institutional reputation management needs.

Building on the globalization of public policy and reputation challenges, our founders and many of our senior managers operate in Washington, DC, and have past careers and/or close professional ties to the US executive branch, Congress and regulatory authorities over a period of more than 30 years. Other leaders operate principally at the state or regional level, drawing on decades of experience, deep community ties and relationships with key stakeholders in key markets, including California, Texas and New York. With the acquisition of Pagefield in June 2024 and TrailRunner in April 2025, we have expanded our operations to London, Shanghai, Abu Dhabi and Dubai, giving us truly global reach. We continue to look for opportunities to broaden the geographic scope of our services both domestically and abroad.

Adding complementary practice capabilities to augment geographic coverage, our business comprises three reporting segments—Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services—corresponding to the different types of strategic communications services our member companies provide to our clients:

• *Government Relations Consulting* services include advocacy, strategic guidance, political intelligence and issue monitoring at the United States federal and state levels and internationally through our offices in London;

• *Corporate Communications & Public Affairs Consulting* services include crisis communications, community relations, social and digital media, public opinion research, branding and messaging, relationship marketing and litigation support; and

• *Compliance and Insights Services* include lobbying compliance services and legislative tracking.

As of December 31, 2025, we had approximately 1,400 active client relationships, which were highly diversified with the top 10 PPHC clients representing 9.2% of revenue in 2025 versus 8.7% at the end of the year ended December 31, 2024. We have no single client representing more than 2.1% of overall revenues for the year ended December 31, 2025. Our client base includes corporate, trade association and non-profit client organizations across a range of industries. Our client portfolio includes clients in the healthcare and pharmaceuticals, defense and aerospace, agriculture, financial services, energy, technology, telecom and transportation sectors. We also have a track record of high client retention, with an average annual renewal rate of approximately 77.4% and an average revenue retention rate of 85.5% between 2020 to 2025.

From January 1, 2018 to December 31, 2025, we achieved revenue growth of 27.6% CAGR, with organic revenue growth of 15.0% CAGR over the same period.

Financial Results

- In the year ended December 31, 2025, Revenue increased by 24.7% to $186.5 million, with organic growth contributing 6.2% and the balance driven by four acquisitions made in 2024 and 2025.

- GAAP Net losses increased from $(24.0) million in 2024 to $(39.0) million in 2025, the losses primarily being the result of a $29.6 million share based accounting charge stemming from the UK IPO and the treatment of acquisitions in our accounts. The increase in loss in 2025 was driven by a $9.7 million increase in post-combination compensation charges primarily stemming from the Lucas, Pagefield, TrailRunner and Pine Cove acquisitions, a $9.1 million impairment charge related to Pagefield's intangibles and goodwill, and an increase of $3.2 million in the change in fair value of contingent consideration.

- Adjusted EBITDA was at record level of $45.4 million, up 17.7% as compared to prior year, achieved at a 24.3% margin.

- Adjusted Net Income of $36.6 million was up 32.1% as compared to prior year that includes an increase in finance costs offset by a more favorable effective tax rate.

- Adjusted EPS fully diluted of $1.39 was up $0.27 or 24.7%, with fully diluted share count increasing by 5.9%.

- PPHC's cash generation remains robust with net cash flows provided by operating activities increasing by $8.4 million to $24.8 million while Adjusted Free Cash Flow increased to $36.9 million as compared to $22.2 million in 2024, reflecting strong cash conversion helped by diligent working capital management.

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
Revenue	$ **186.5**	$ 149.6	$ 37.0	24.7 %
Net loss	$ **(39.0)**	$ (24.0)	$ (15.0)	62.5 %
Adjusted EBITDA	$ **45.4**	$ 38.6	$ 6.8	17.7 %
Adjusted EBITDA margin	**24.3%**	25.8%	*(1.5)pts*	
Adjusted net income	$ **36.6**	$ 27.7	$ 8.9	32.1 %
Basic and diluted loss per share	$ **(2.37)**	$ (2.34)	$ (0.03)	(1.3)%
Adjusted EPS fully diluted	$ **1.39**	$ 1.11	$ 0.27	24.7 %
Dividend paid, per share	$ **0.344**	$ 0.702	$(0.358)	(51.0)%
Cash and cash equivalents at end of period	$ **20.4**	$ 14.5	$ 5.9	40.6 %
Net debt at period-end	$ **(26.6)**	$ (17.5)	$ (9.0)	51.6 %

[1] Refer to the Non-GAAP Financial Measures section below for our definition of the non-GAAP measures.

Recent Developments

Refer to Item 8. Financial Statements and Supplementary Data, Note 19 - Subsequent Events of this Form 10K.

Comparison of the years ended December 31, 2025 and December 31, 2024

Results of Operations

Amounts presented in the tables below are in millions, except percentages, share and per share data and unless otherwise noted.

The table below presents the detailed components of our income statement:

Income Statements		Twelve months ended December 31,			
		2025	**2024**	**% Variance**	**$ Variance**
Revenue	$	186.5 $	149.6	24.7 % $	37.0
Operating expenses:					
Staff cost - direct		92.1	75.6	21.8 %	16.5
Share based accounting charge - direct		26.7	26.6	0.4 %	0.1
Long term incentive program charges - direct		6.0	3.3	81.4 %	2.7
Post-combination compensation - direct		21.3	11.6	83.4 %	9.7
Bonus - direct		14.7	9.5	55.8 %	5.3
Salaries and other personnel costs		**160.8**	**126.6**	**27.0 %**	**34.2**
Amortization expense – technology		0.6	0.6	— %	—
Office costs		6.5	5.1	28.3 %	1.4
Office and other direct costs		**7.1**	**5.7**	**25.5 %**	**1.4**
Cost of services		**167.9**	**132.3**	**26.9 %**	**35.6**
Staff cost - indirect		7.5	6.1	22.0 %	1.3
Share based accounting charge - indirect		3.0	5.2	(42.7)%	(2.2)
Long term incentive program charges - indirect		1.0	0.8	25.5 %	0.2
Non-staff costs		18.3	13.8	32.9 %	4.5
Bonus - indirect		2.0	0.9	115.7 %	1.1
Salaries, general and administrative		**31.8**	**26.8**	**18.5 %**	**5.0**
Mergers and acquisitions expense		**0.8**	**2.4**	**(65.6)%**	**(1.6)**
Amortization		5.5	4.1	33.5 %	1.4
Depreciation		0.2	0.1	41.2 %	0.1
Depreciation and amortization expense		**5.7**	**4.2**	**33.7 %**	**1.4**
Loss on impairment of intangible assets		**2.9**	**—**	**—**	**2.9**
Loss on impairment of goodwill		**6.2**	**—**	**—**	**6.2**
Change in fair value of contingent consideration		**5.1**	**1.9**	**169.5 %**	**3.2**
Total operating expenses		**220.5**	**167.7**	**31.4 %**	**52.7**
Loss from operations		**(33.9)**	**(18.2)**	**86.8 %**	**(15.8)**
Gain on bargain purchase		2.0	2.5	(17.1)%	(0.4)
Other income, net		0.6	—	—	0.6
Interest income		0.1	0.2	(54.2)%	(0.1)
Interest expense		(3.4)	(1.9)	79.0 %	(1.5)
Net loss before income taxes		**(34.6)**	**(17.4)**	**98.8 %**	**(17.2)**
Income tax expense		4.4	6.5	(32.8)%	(2.1)
Net income	$	**(39.0)** $	**(24.0)**	**62.8 %** $	**(15.0)**

Revenue

    We generate substantially all of our revenue by providing consulting services related to Government Relations, Corporate Communications and Public Affairs Consulting and Compliance and Insights Services, primarily through fixed-fee arrangements whereby the client pays a fixed monthly retainer or subscription amount in exchange for a predetermined set of professional services. We recognize retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. We also generate a smaller portion of our revenue from project-specific revenues which was generally between 5% and 10% of total revenue in the years ended December 31, 2025 and 2024.

The components of fluctuations in revenue by reportable segment for the years ended December 31, 2025 and 2024 were as follows:

| | Years ended December 31, | | | | | |
| | **2025** | | | **2024** | | |
	Revenue from acquisitions	**Organic revenue**	**Total revenue**	**Total revenue**	**Organic Revenue Growth[1]**	**Total Growth**
Government Relations Consulting	$ 2.3	$ 106.2	$ 108.5	$ 102.5	3.6 %	5.9 %
Corporate Communications & Public Affairs Consulting	25.4	39.7	65.1	36.4	8.9 %	78.7 %
Compliance and Insights Services	—	13.0	13.0	10.7	21.5 %	21.5 %
Total	$ 27.7	$ 158.9	$ 186.5	$ 149.6	6.2 %	24.7 %

[1] Refer to the Non-GAAP Financial Measures section below for the Company's definition of Organic Revenue Growth.

Our total revenue increased 24.7%, to $186.5 million for the year ended December 31, 2025 compared to $149.6 million for the year ended December 31, 2024, with Organic Revenue Growth contributing 6.2% of growth.

This performance was supported by increased client demand, particularly within our Compliance and Insights Services segment as well as Corporate Communications & Public Affairs segment, combined with sustained demand for Government Relations Consulting. These increases demonstrate the stability of the Company's core business operations, the dedication of our management teams across our member companies, and the critical importance of our work to our clients, with the balance of growth driven by the successful integrations of two Q2 2024 acquisitions, Lucas and Pagefield, which have meaningfully contributed to the Company's financial performance in 2025 as well as the Q2 2025 acquisition of TrailRunner and the Q3 2025 acquisition of Pine Cove.

Organic growth of 6.2% for the year ended December 31, 2025 was primarily attributable to the strong organic growth in Compliance and Insights Services at 21.5%, as a result of high renewal rates, price increases, and new clients wins, all together reflective of a unique and high value-added offering together with our increased organic growth in both our Corporate Communications & Public Affairs segment at 8.9% and Government Relations segment at 3.6%.

During the year ended December 31, 2025, 58.1% of the Company's revenues were attributable to our Government Relations segment as compared to 68.5% during the year ended December 31, 2024. That decrease was offset by the revenues attributable to our Corporate Communications & Public Affairs segment, which increased substantially to 34.9% during the year ended December 31, 2025 compared to 24.3% in the prior year; 7.0% of our total revenues were from our Compliance and Insights Services segment, a slight decrease as compared to the previous year of 7.2%.

Our Government Relations Consulting segment's revenue increased by 5.9%, to $108.5 million for the year ended December 31, 2025, compared to $102.5 million as reported for the year ended December 31, 2024. These increases reflect Organic Revenue Growth of 3.6%, for the year ended December 31, 2025 in tandem with the acquisitions of Pagefield (completed in 2024 Q2) and Pine Cove (completed in 2025 Q3).

Our Corporate Communications & Public Affairs Consulting segment's revenue increased by 78.7% to $65.1 million for the year ended December 31, 2025, compared to $36.4 million for the year ended December 31, 2024. These increases reflect Organic Revenue Growth of 8.9% for the year ended December 31, 2025, a result of a strong rebound from a soft first half of 2024, in tandem with the acquisitions of Pagefield, Lucas (both completed in 2024 Q2) and TrailRunner (completed in 2025 Q2).

Our Compliance and Insight Services segment's revenue grew by 21.5% to $13.0 million for the year ended December 31, 2025, compared to $10.7 million for the year ended December 31, 2024. 100% of this growth was organic, driven by increasing demand for specialized services, including compliance, grant writing, and research-driven policy insights, and characterized by high renewal rates, favorable pricing and new clients wins, all together reflective of a unique and high value-added offering.

For the year ended December 31, 2025, we generated $8.9 million, or 4.8% of our total revenue, outside of the US, as compared to $4.1 million, or 2.7% for the year ended December 31, 2024, being a result of our growing international presence resulting from our Pagefield and TrailRunner acquisitions.

Cost of Services

The table below presents the components of cost of services:

		Years Ended December 31,			
		2025	2024	$ Change	% Change
Salaries and other personnel costs					
Staff cost - direct	$	**92.1**	$ 75.6	$ 16.5	21.8 %
Share based accounting charge - direct		**26.7**	26.6	0.1	0.4 %
Long term incentive program charges - direct		**6.0**	3.3	2.7	81.4 %
Post-combination compensation - direct		**21.3**	11.6	9.7	83.4 %
Bonus - direct		**14.7**	9.5	5.3	55.8 %
Total salaries and other personnel costs		**160.8**	126.6	34.2	27.0 %
Office and other direct costs					
Amortization developed software		**0.6**	0.6	—	—
Office costs		**6.5**	5.1	1.4	28.3 %
Total office and other direct costs		**7.1**	5.7	1.4	25.5 %
Cost of services	$	**167.9**	$ 132.3	$ 35.6	26.9 %

Salaries and other personnel costs represent our largest component of cost of services. Its principal components include employee salaries and benefits, share-based accounting charges, long term incentive program charges, post-combination compensation expense, and employee bonuses from operations that deliver services to our clients. For the year ended December 31, 2025, salaries and other personnel costs increased by 27.0% to $160.8 million compared to $126.6 million for the year ended December 31, 2024. Of the $34.2 million increase, $20.9 million was driven by the acquisitions of TrailRunner and Pine Cove in 2025 as well as an increase of $3.8 million from Lucas and Pagefield as they were acquired in Q2 2024; the remaining increases were driven by targeted hiring in tandem with revenue growth across all three segments to support our growing business. Long-term incentive program ("LTIP") charges were $6.0 million for the year ended December 31, 2025 compared to $3.3 million for the year ended December 31, 2024 primarily a result of the program reaching its steady state level and the majority of the three year vesting completed in 2025. Our post-combination compensation expense increased by 83.4% year over year, also a result of our 2024 and 2025 acquisitions. Annual bonus amounts were $14.7 million for the year ended December 31, 2025 compared to $9.5 million for the year ended December 31, 2024; These bonus amounts represent annual bonus payments paid as compensation for services to senior executives and employees based on the Company's performance, the relative performance of the member company and for the individuals meeting their performance goals.

Office and other direct costs also represent a component of cost of services. Its principal component includes operating lease expense for premises leased by the Company's member and holding companies. Office and other direct costs increased by 25.5% in the year ended December 31, 2025 to $7.1 million, compared to $5.7 million for the year ended December 31, 2024, resulting from the additional office spaces associated with the acquisitions of Lucas, Pagefield, Pine Cove and TrailRunner.

Salaries, general and administrative expenses

The table below presents the components of general and administrative expenses:

		Years Ended December 31,			
		2025	2024	$ Change	% Change
Non-staff costs	$	**18.3**	$ 13.8	$ 4.5	32.9 %
Staff cost - indirect		**7.5**	6.1	1.3	22.0 %
Share based accounting charge - indirect		**3.0**	5.2	(2.2)	(42.7)%
Bonus - indirect		**2.0**	0.9	1.1	115.7 %
Long term incentive program charges - indirect		**1.0**	0.8	0.2	25.5 %
Salaries, general and administrative	$	**31.8**	$ 26.8	$ 5.0	18.5 %

Salaries, general and administrative expenses' principal components comprise general and administrative expenses, employee salaries, share-based accounting charges, long term incentive program charges, post-combination compensation expense, US and UK public company costs and related costs, advisory costs, benefits and bonuses of employees employed in our corporate function. Salaries, general and administrative expenses increased 18.5% in the year ended December 31, 2025, to $31.8 million, compared to $26.8 million for the year ended December 31, 2024, reflecting investments in the Company's holding company in preparation for our US IPO in building out a robust and experienced team to support our new reporting requirements, increases in costs of advisors and auditors related to the US IPO, and additional costs such as valuation experts associated with the Lucas, Pagefield, TrailRunner and Pine Cove acquisitions. Additionally, the share-based accounting charge decreased by $2.2 million in the year ended December 31, 2025 a result of the accelerated vesting of retained Pre-UK IPO shares for a single executive upon retirement from the Company during the year ended December 31, 2024.

Mergers and acquisitions expense

The principal components of mergers and acquisitions expense include legal, audit and other advisory expenses, transaction taxes such as UK stamp duty related to acquisitions made in the UK, and debt origination costs. Mergers and acquisitions expense decreased by 65.6% in the year ended December 31, 2025, to $0.8 million, compared to $2.4 million in the year ended December 31, 2024, reflecting the reduction in costs from the relatively high 2024 costs associated with the acquisitions of Lucas and Pagefield, the latter representing the Company's first non-US acquisition. During 2025, the Company utilized less external resources for the TrailRunner and Pine Cove acquisitions.

Loss of impairment of intangible assets

Loss of impairment of intangible assets for 2025 was $2.9 million as compared to zero for the year ended December 31, 2024. Refer to Note 6. Goodwill And Intangible Assets.

Loss on impairment of goodwill

Loss on impairment of goodwill for 2025 was $6.2 million as compared to zero for the year ended December 31, 2024. Refer to Note 6. Goodwill and Intangible Assets.

Depreciation and amortization expense

The table below presents the components of depreciation and amortization expense:

	Years Ended December 31,			
	2025		2024	
Cost of services				
Amortization – technology	$	0.6	$	0.6
Charged to cost of services		0.6		0.6
Depreciation and amortization expense				
Amortization – customer relations companies acquired		4.8		3.7
Amortization – non-compete companies acquired		0.7		0.4
Depreciation		0.2		0.1
Charged to depreciation and amortization expense		5.7		4.2
Total depreciation and amortization expense	$	6.2	$	4.8

The principal components of depreciation and amortization expense include the amortization of intangible assets relating to customer relationships, developed technology, and non-compete contracts. Depreciation and amortization expense increased by 29.8% in the year ended December 31, 2025, to $6.2 million, compared to $4.8 million in the year ended December 31, 2024, reflecting additional costs associated with the acquisitions of Lucas, Pagefield and TrailRunner.

Change in fair value of contingent consideration

Change in fair value of contingent consideration represents changes in the obligations relating to historical acquisitions, to the extent those obligations are not subject to vesting or claw-back provisions. The contingent consideration represents a liability is settled through a combination of cash and shares of our Common Stock based on the respective purchase agreement and the amount ultimately paid is dependent on the achievement of certain operating results. Change in fair value of contingent consideration increased by 169.5% in the year ended December 31, 2025, to $5.1 million, compared to $1.9 million in the year ended December 31, 2024, reflecting a combination of changes in the outlook of companies already under earnout prior to year end such as MultiState, KP, Lucas and Pagefield.

Gain on bargain purchase

Gain on bargain purchase comprises of the difference between the fair value of the net identifiable assets acquired and the purchase price paid, where the purchase price is lower than the fair value of the acquired assets. There was a $2.0 million gain on bargain purchase for the year ended December 31, 2025 resulting from the 2025 acquisition of TrailRunner and Pine Cove compared to $2.5 million in the year ended December 31, 2024 resulting from the 2024 acquisition of Lucas Public Affairs.

Interest income

Interest income represents the interest income accrued on interest bearing accounts and financial instruments. Interest income decreased by 54.2% in the year ended December 31, 2025, to $0.1 million, compared to $0.2 million in the year ended December 31, 2024, reflecting a decrease in interest earned on loans made to certain Alpine employees.

Interest expense

Interest expense represents the interest expense incurred under our Term Loans as defined in Item 8. Financial Statements, Note 9 - Notes Payable, which includes a description under "—Liquidity and Capital Resources—Financial Obligations". Interest expenses includes cash interest and debt discount amortization amounts. Interest expense increased by 79.0% in the year ended December 31, 2025, to $3.4 million, compared to $1.9 million in the year ended December 31, 2024, reflecting interest on increased principal amounts that are associated with new Term Loans with financial institutions in 2025.

Non-GAAP Financial Measures

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability. These financial and operating metrics include Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA Including M&A expense, Adjusted net income, Adjusted EPS basic, Adjusted EPS fully diluted, Organic Revenue Growth, and Adjusted Free Cash Flow which are financial measures not recognized under US GAAP.

These non-GAAP financial measures are used by management to measure our operating performance, but may not be directly comparable to similar measures, such as EBITDA or Adjusted EBITDA, relied on or reported by other companies, including other companies in our industry. We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business operating performance, such as equity-based compensation, the amortization of acquired intangible assets, acquisition-related post-combination compensation and contingent consideration, gains on bargain purchase price, interest and tax enables meaningful period-to-period comparisons of our operating performance. We also use these non-GAAP financial measures when publicly providing our business outlook, for internal management purposes, and as a basis for evaluating potential acquisitions and dispositions.

We believe that the exclusion of equity-based compensation expense such as stock options, RSAs, RSUs and equity-based compensation related to retained Pre-UK IPO shares granted in relation to our listing on the London Stock Exchange, is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that can vary significantly over time due to factors that are (i) unrelated to our core operating performance, and (ii) can be outside of our control. Although we exclude equity-based compensation expenses from our non-GAAP measures, equity compensation has been, and will continue to be, an important part of our future compensation and retention strategy and a significant component of our future expenses that may increase in future periods. Additionally, we believe the exclusion of compensation expense related to share appreciation rights, which are cash settled, is unrelated to our core operating performance in addition to the fact that share appreciation rights are no longer part of our compensation plans going forward.

We define Adjusted EBITDA, which is a non-GAAP financial measure, as consolidated net loss before depreciation, interest income, interest expense, income tax expense, mergers and acquisitions ("M&A") expenses, long-term incentive program charges, share-based accounting charges, post-combination compensation charges, impairment, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. Adjusted EBITDA Incl. M&A expense we define as net loss before depreciation, interest income, interest expense, income tax expense, long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. While our Adjusted EBITDA may not be directly comparable to the EBITDA or other measures used by others, we believe it helps provide a clearer picture of the underlying performance of the business by removing certain expenses tied to specific historical acquisitions, including post-combination compensation charges, as well as non-cash charges such as depreciation and amortization of intangibles. Additionally, we believe that Adjusted EBITDA provides investors and management with operating results that reflect our core operating activity of serving clients by removing the highly variable M&A costs expenditure.

We define Adjusted Net Income, which is a non-GAAP financial measure, as consolidated net loss before long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, impairment, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. We use Adjusted Net Income for the purpose of calculating Adjusted Earnings per Share ("Adjusted EPS", being referenced as either "Adjusted EPS, basic" or "Adjusted EPS, fully diluted"). Management uses Adjusted EPS diluted to assess total group operating performance on a consistent basis. We define Adjusted Net Income as net income excluding the impact of long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a clearer picture of our underlying business operating results.

We define Adjusted Free Cash Flow, which is a non-GAAP financial measure, as net cash provided by operating activities less cash payments for purchases of property and equipment and less acquisition related payouts classified in operating cash flows specifically changes in prepaid post combination payments, changes in other liability (liability classified earnout obligations) and changes in contingent consideration. We believe this non-GAAP financial measure, when considered together with our GAAP financial results, provides management and investors with useful supplemental information on our ability to generate cash for ongoing business operations and capital deployment.

We define Net Cash (Debt) as total unrestricted cash and cash equivalents less the total principal amount of debt outstanding. The total principal amount of debt outstanding is comprised of the long-term debt and current maturities of long-term debt as presented in our consolidated balance sheets adding back any debt issuance costs. We believe that the presentation of Net Cash (Debt) provides useful information to investors because our management reviews Net Cash (Debt) as part of our oversight of overall liquidity, financial flexibility and leverage.

We define Organic Revenue Growth as the year-over-year revenue growth excluding revenues from acquired businesses for the first twelve months following the date of acquisition. For purposes of this calculation, the revenue of an acquired business is classified as acquired revenue and excluded from Organic Revenue Growth until the thirteenth month following the acquisition date. Beginning in the thirteenth month, the revenue from that acquisition is included in the Organic Revenue Growth comparison against the corresponding prior-year period. This approach ensures comparability by aligning revenue bases year-over-year and isolating the performance of our ongoing operations. We believe that Organic Revenue Growth is a useful supplemental metric for investors and management, as it provides a clearer view of underlying revenue trends excluding the impact of acquisition-related growth.

Executive Highlights

The table below presents the revenue, its growth, and other financial performance measures over the period 2018-2025. Results for the period 2018-2025 provides supplemental financial information prior to our initial registration with the SEC:

	2018	2019	2020	2021	2022	2023	2024	2025	CAGR 2018-2025
Revenue	$ 33.8	$ 55.5	$ 77.4	$ 99.3	$ 108.8	$ 135.0	$ 149.6	$ 186.5	27.6 %
Revenue growth (year over year)	28.0 %	64.2 %	39.5 %	28.3 %	9.6 %	24.1 %	10.8 %	24.7 %	
Organic Revenue Growth	25.3 %	32.5 %	8.3 %	24.4 %	6.7 %	2.0 %	2.7 %	6.2 %	
Net loss					$ (15.0)	$ (14.2)	$ (24.0)	$ (39.0)	
Adjusted EBITDA[1]					$ 31.5	$ 35.4	$ 38.6	$ 45.4	
Net loss margin					(13.8)%	(10.6)%	(16.0)%	(20.9)%	
Adjusted EBITDA margin					29.0 %	26.2 %	25.8 %	24.3 %	
Top 10 clients as % of total revenue	25.9 %	17.9 %	12.3 %	14.7 %	11.0 %	10.8 %	8.7 %	9.2 %	

(1) We have presented Adjusted EBITDA from 2022 onwards only as, prior to 2022, we were formed as a partnership with profits being distributed to the partners.

The table below sets out the non-GAAP financial measures used by our management together, in each case, with the nearest comparable measure under GAAP.

	As reported for the years ended December 31,			
	2025	2024	$ Change	% Change
Revenue	$ 186.5	$ 149.6	$ 37.0	24.7 %
Net loss	$ (39.0)	$ (24.0)	$ (15.0)	(62.8)%
Net loss margin	(20.9%)	(16.0%)	(4.9)pts	
Adjusted EBITDA	$ 45.4	$ 38.6	$ 6.8	17.7 %
Adjusted EBITDA margin	24.3 %	25.8 %	(1.5)pts	
Adjusted Net Income	$ 36.6	$ 27.7	$ 8.9	32.1 %
Net loss per share, basic and diluted	$ (2.37)	$ (2.34)	$ (0.03)	(1.4)%
Adjusted EPS, diluted	$ 1.39	$ 1.11	$ 0.27	24.7 %
Dividend per share	$ 0.344	$ 0.702	$ (0.358)	
Net cash provided by operating activities	$ 24.8	$ 16.4	$ 8.4	51.0 %
Adjusted Free Cash Flow	$ 36.9	$ 22.2	$ 14.7	66.1 %
Cash and cash equivalents at end of period	$ 20.4	$ 14.5	$ 5.9	
Net Debt at end of period	$ (26.6)	$ (17.5)	$ (9.0)	

Reconciliation of net loss and net loss margin to Adjusted EBITDA and Adjusted EBITDA margin

	Years Ended December 31,			
	2025	2024	$ Change	% Change
Net loss	**$ (39.0)**	$ (24.0)	$ 15.0	38.6 %
Net loss margin	**(20.9)%**	(16.0)%	(4.9)pts	
Adjustments:				
Interest income	**(0.1)**	(0.2)	0.1	(118.3)%
Interest expense	**3.4**	1.9	1.5	44.1 %
Income tax expense	**4.4**	6.5	(2.1)	(48.8)%
Loss on impairment of intangible assets	**2.9**	—	2.9	—
Loss on impairment of goodwill	**6.2**	—	6.2	—
Other expense	**(0.6)**	—	(0.6)	—
Depreciation and amortization	**6.2**	4.8	1.4	22.9 %
EBITDA	**(16.5)**	(10.9)	(5.7)	(34.2)%
Long-term incentive program charges	**7.1**	4.2	2.9	41.3 %
Share-based accounting charge	**29.6**	31.8	(2.2)	(7.4)%
Post-combination compensation charge	**21.3**	11.6	9.7	45.5 %
Change in fair value of contingent consideration	**5.1**	1.9	3.2	62.9 %
Gain on bargain purchase, net of deferred taxes	**(2.0)**	(2.5)	0.4	(17.1)%
Adjusted EBITDA incl. M&A expenses	**$ 44.5**	$ 36.1	$ 8.4	18.9 %
M&A Expenses	0.8	2.4	(1.6)	(190.9)%
Adjusted EBITDA	45.4	38.6	6.8	15.0 %
Adjusted EBITDA Margin	24.3 %	25.8 %	(1.5)pts	

Long-term incentive program charges relate to the Omnibus Incentive Plan under which options, stock appreciation rights, restricted stock units and restricted stock awards have been granted. The amortization of the fair value of share-based awards is recorded as an expense in the statement of operations with a portion recorded to salaries and other personnel costs within cost of services and a portion recorded to general and administrative costs.

Share-based accounting charges relate to the Pre-UK IPO shares retained by our executives at the time of the London Stock Exchange IPO in 2021, governed by their new Executive Employment Agreements entered into in 2021. Under these new Employment Agreements, the retained shares were made subject to a new vesting arrangement, and will vest in equal installments over five years, provided the executive remains employed. We record a share-based accounting charge for each vesting period, with the final charge to be recorded in the year ending December 31, 2026. The expense is recorded to cost of services or general and administrative expense depending on the role of the executive. These charges are distinct from normal personnel costs because these charges are uniquely tied to the vesting agreements at the time of the UK IPO, and do not represent a cash outflow of the Company.

Post-combination expense arises from certain acquisitions that have been completed since the UK IPO. In order to protect the interests of the Company, to a certain extent the cash and shares paid and payable as part of these transactions are made subject to vesting schedules that require continued employment. The addition of these provisions to purchase price paid and payable for an acquired business creates a post-combination compensation charge in accordance with accounting guidance under GAAP (ASC 805-10-55-25 - *Business Combinations - Arrangements for Contingent Payments to Employees or Selling Shareholders*). These charges are distinct from normal personnel costs because (i) these payments are directly tied to the acquisition of the respective company and prescribed within such purchase agreements (ii) these payments are incremental to the market rate compensation packages afforded to the same recipients (iii) the post-combination compensation is limited in time to the earnout period agreed at the point of acquisition of a company, and will no longer be an expense after the expiration of that earnout.

Change in fair value of contingent consideration arises from the remeasurement of contingent consideration relating to the business acquisitions of the Company. We exclude these costs, or gains, from calculating non-GAAP measures because (i) they are based upon valuation methodologies and assumptions that vary over time and are outside of our control and (ii) they are unrelated to our core operating performance.

Gain on bargain purchase, net of deferred taxes as a non-cash gain, have been excluded from the calculation of non-GAAP measures.

M&A costs are comprised of costs incurred around the time of a business combination transaction, such as legal and professional fees, debt origination costs, and transaction-related taxes, directly incurred as a result of acquisitions. The exclusion of merger and acquisition-related costs provides investors with a clearer understanding of our core operating performance, as these costs are unrelated to our efforts to serve our clients and can vary significantly from period-to-period depending on the timing, size, and complexity of transactions, which can distort comparability of financial results over time.

EPS and Adjusted EPS, fully diluted for the years ended December 31, 2025 and 2024, were as follows:

		Years Ended December 31,					
		2025			2024		
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net loss and Adjusted Net Income	$ (39.0)	$ 75.6	$ 36.6	$ (24.0)	$ 51.7	$ 27.7
Adjustments to Net Income						
Amortization of intangible assets		6.0			4.7	
Share-based accounting charge		29.6			31.8	
Post-combination compensation charge		21.3			11.6	
Change in fair value of contingent consideration		5.1			1.9	
Long-term incentive program expense		7.1			4.2	
Gain on bargain purchase price		(2.0)			(2.5)	
Loss on impairment of intangible assets		2.9			—	
Loss on impairment of goodwill		6.2			—	
Other income, net		(0.6)			—	
		$ 75.6			$ 51.7	
Weighted average number of shares outstanding						
- Common Shares	17,466,665			13,409,160		
- Legally outstanding shares			24,774,796			23,640,804
- Fully Diluted			26,438,978			24,954,426
Earnings per share (EPS, $), based on						
- Common Shares	(2.37)			$ (2.34)		
- Legally outstanding shares			$ 1.48			1.17
- Fully Diluted			$ 1.39			1.11

(1) Table may not sum due to immaterial rounding differences

The table below sets forth a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow.

		Years Ended December 31,		
	2025	2024	$ Change	% Change
Net cash provided by operating activities	$ 24.8	$ 16.4	$ 8.4	51.0 %
Prepaid post-combination expense	10.5	4.6	5.8	125.4 %
Change in other liability	1.7	1.0	0.7	74.6 %
Change in contingent consideration	—	0.3	(0.3)	(98.5)%
Capex	—	(0.1)	—	(80.3)%
Adjusted Free Cash Flow	$ 36.9	$ 22.2	$ 14.7	66.1 %

The table below sets forth a reconciliation of cash and cash equivalents at period-end to net debt at period-end.

	December 31, 2025	December 31, 2024	$ Change	% Change
Cash and cash equivalents as of end of period	$ 20.4	$ 14.5	$ 5.9	40.6 %
Notes payable, long-term, net	(37.9)	(26.0)	11.9	45.7 %
Notes payable, current portion, net	(9.1)	(6.0)	3.1	50.6 %
Net debt at period-end	$ (26.6)	$ (17.5)	$ 9.0	**51.6 %**

Segment Results of Operations

As discussed in Note 17. Segment Reporting, we have three reportable segments as of December 31, 2025, Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. The results of operations of our segments are as follows[1]:

	Years Ended December 31,			
	2025	2024	Change	% Change
Government Relations Consulting				
Revenue	$ 108.5	$ 102.5	$ 6.0	5.9 %
Staff costs	50.2	47.3	2.8	6.0 %
Non-staff costs	9.8	8.2	1.6	19.7 %
Segment Adjusted Pre-Bonus EBITDA	48.5	46.9	1.6	3.4 %
Segment Adjusted Pre-Bonus EBITDA Margin	44.7 %	45.8 %	(1.1)pts	
Corporate Communications & Public Affairs Consulting				
Revenue	65.1	36.4	28.6	78.7 %
Staff costs	37.4	23.4	14.0	59.6 %
Non-staff costs	8.9	5.2	3.7	70.3 %
Segment Adjusted Pre-Bonus EBITDA	18.8	7.8	11.0	141.7 %
Segment Adjusted Pre-Bonus EBITDA Margin	28.9 %	21.4 %	7.5 pts	
Compliance and Insights Services				
Revenue	13.0	10.7	2.3	21.5 %
Staff costs	5.1	4.9	0.2	4.7 %
Non-staff costs	0.8	0.7	0.1	8.3 %
Segment Adjusted Pre-Bonus EBITDA	7.1	5.1	2.0	39.5 %
Segment Adjusted Pre-Bonus EBITDA Margin	54.7 %	47.7 %	7.0 pts	
Total				
Revenue	186.5	149.6	37.0	24.7 %
Segment Adjusted pre-bonus EBITDA	74.5	59.8	14.6	24.5 %
Segment Adjusted pre-bonus EBITDA margin	39.9 %	40.0 %	(0.1)pts	
Unallocated bonus expense	(16.7)	(10.4)	(6.3)	61.1 %
Unallocated corporate costs	(12.4)	(10.9)	(1.5)	13.5 %
Adjusted EBITDA	$ 45.4	$ 38.6	$ 6.8	17.7 %
Adjusted EBITDA Margin	24.3 %	25.8 %	(1.5)pts	

(1) Table may not sum due to immaterial rounding differences.

The staff costs for the year ended December 31, 2025 for the Government Relations Consulting segment increased by $2.8 million, of which $1.6 million was the result of the acquisitions of Pagefield and Pine Cove, while $1.2 million arose from increases in line with revenue. Furthermore, for the year ended December 31, 2025, the staff costs for the Corporate Communications & Public Affairs Consulting segment increased $14.0 million, of which $13.4 million reflects the acquisition of Lucas, Pagefield and TrailRunner.

Government Relations Consulting Segment Adjusted Pre-Bonus EBITDA increased by $1.6 million, or 3.4% for the year ended December 31, 2025, with expense increases from acquisitions of Pagefield (2024 Q2), Pine Cove (2025 Q3) and trade receivable provisions offsetting the associated revenue increases.

Corporate Communications & Public Affair Consulting Segment Adjusted Pre-Bonus EBITDA increased by $11.0 million, or 141.7% for the year ended December 31, 2025, as a consequence of strong organic growth reflecting a rebound from the slower first six months in 2024, in tandem with the acquisitions of Pagefield, Lucas Public Affairs (both 2024 Q2) and TrailRunner International (2025 Q2).

Compliance and Insights Services Segment Adjusted Pre-Bonus EBITDA increased by $2.0 million, or 39.5% for the year ended December 31, 2025, respectively reflecting the strong pricing of subscription contracts in this area, in combination with the increased use of technology in servicing our clients.

Factors Affecting Our Results of Operations

Ongoing changes in policy, regulatory and political activity are driving demand for our services.

The size of the market for government relations services has generally grown over the past decade. Federal level lobbying increased at a CAGR of over 4.1% between 2014 and 2025. In general, changes in power - and the associated change in agendas – drive a need for clients to interact with government and voter constituencies on policy matters. In recent years this market growth was driven by historic levels of stimulus and infrastructure spending from the federal government during and immediately after the COVID years, increased focus on state and city lobbying, and active legislative agendas at all government levels. Also following the outcome of the 2025 United States elections, we have observed material new business activity in the United States driven by evolving United States tariff policies, tax policies, antitrust initiatives and an expected move toward deregulation of certain industries. These factors are applicable to all three of our segments.

The market for public affairs is complementary to that for government relations, and is believed to be larger. While the long-term growth trends for all of these markets are believed to be similar, in the short term. Public affairs is more susceptible to the swings of economic environment and timing of elections.

Since our inception, we have grown our business substantially through strategic acquisitions of other firms in our industry and expect to make additional acquisitions in the future.

Since our founding in 2014, we have acquired multiple businesses, which currently operate as 12 semi-autonomous companies. Following each successive acquisition, each new company has been integrated into our corporate structure and its financial position, cash flows and operating results subsequently consolidated in to our accounts and annual financial statements. Our revenue has grown significantly over the period since 2014 in part as a result of such consolidation as well organic growth. In the year ending December 31, 2024, we acquired Lucas and Pagefield; In the year ending December 31, 2025 we acquired TrailRunner and Pine Cove. We continue to actively seek to expand our portfolio of member companies internationally with strategically and financially attractive opportunities while adding complementary specializations. We believe that we can substantially grow our revenue in the coming years through a combination of such acquisitions and organic growth. Our ability to grow our revenues through further M&A activity, and to and achieve our desired EBITDA margins, will depend on a number of factors, including the availability of acquisition targets and our ability to negotiate favorable pricing and terms, factors which may in turn be impacted by market conditions, interest rates and the demand for services in our industry.

Limited Exposure to Shifts in Political Power

Since inception, our strategy has been to minimize reliance on the political orientation of the parties that control executive or legislative government bodies. To that end, each of our member companies operates with clients from across the political spectrum irrespective of their party affiliation. In addition, we do not engage in work for political campaigns. This approach is intended to ensure stability in our client base and mitigate the potential impact of changes in political leadership on our business operations.

Relatively low cyclicality of demand for lobbying services helps mitigate greater cyclicality in the public affairs and strategic communications market.

The level and variability of demand for lobbying services varies by industry, and the demand for lobbying services can be impacted by political developments such as proposed legislation affecting a particular industry or group. For example, in a given year, proposed soda taxes may result in increased lobbying spend by the beverage industry or legislation affecting federal health care spending or reimbursements could boost lobbying spend by the healthcare and pharmaceutical industries. Overall, however, lobbying spend appears to be less correlated to the to the economic cycle, and has shown a relatively modest decline during recent recessions—for example, there was only a ~2% decline in active lobbyist positions during the 2008 recession.

By contrast, corporate allocations to public affairs are more exposed to cyclicality, for example through project-based fees, than government affairs. During an economic downturn, clients may be more likely to defer big public affairs projects and trim media spend. Increased public affairs spending in recent years has been driven by several key trends, including more advanced digital engagement capabilities and channels and heightened consumer and brand activism, but there can be no assurance that such trends will continue. We believe that our core lobbying relationships provide a strong foothold giving us access to client decision makers, and we have seen less cyclical variability in our related public relations revenues than our competitors that do not have integrated lobbying offerings.

There has been recent discussion in the financial press about a heightened risk of recession in the US or other global markets over the next 12 months. While, as noted, we would expect any resulting impact on the demand for our services to be felt primarily in our Corporate Communications & Public Affairs Consulting segment, and to be mitigated by the strength of our client relationships, a prolonged or severe downturn in the United States or global economy could negatively impact demand for lobbying and public affairs services and thus our revenues and results of operations.

Digital disruption and AI are likely to continue to affect the needs of our Strategic Communications and Public Affairs clients and the way we do business.

Work in our Government Relations Consulting segment has faced limited digital disruption to its core business model or service offering. Firms still largely operate in a traditional way based on relationships and face-to face interactions (physically or virtually). Digital content, communication and channels have, however, been a significant disruptor to the public relations industry as well as the strategic communications sector and have significantly changed the way that communications and advocacy are delivered. Data analytics knowledge and tools have become increasingly valuable and are more often than not required hiring criteria for all agency partners.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from operations and bank borrowings, and our principal uses of cash flows from operations include investment in strategic acquisitions and distributions to our shareholders.

Our ability to fund future acquisitions, capital expenditures and working capital, and to make scheduled payments of principal, or to pay the interest on, or to refinance, our indebtedness, will depend on our future performance and our ability to generate cash, which, to a certain extent, is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors that are beyond our control. We believe that our cash flows from operating activities and bank borrowings will be sufficient to fund our anticipated acquisitions, capital expenditure, working capital requirements and debt service requirements as they become due.

Our working capital cycle typically peaks during the second quarter of the year due to the timing of payments for incentive compensation, income taxes and contingent purchase price obligations. In addition, we have contractual obligations related to our long-term debt (principal and interest payments), recurring business operations, primarily related to lease obligations, and acquisition-related obligations. Our principal discretionary cash spending includes dividend payments to common shareholders and strategic acquisitions. We have adjusted our dividend policy in January 2025, to propose to approximately halve the dividend paid per share in order to preserve capital for future M&A opportunities. We anticipate continuing to avail ourself of debt facilities, however management will continue to consider all available sources of capital.

Historical cash flows

The following table summarizes our cash flows, as reported in our accompanying consolidated financial statements:

	Years Ended December 31,			
	2025	2024	$ Change	% Change
Net cash provided by operating activities	$ **24.8**	$ 16.4	$ 8.4	51.0 %
Net cash used in investing activities	**(21.6)**	(19.5)	(2.1)	10.7 %
Net cash provided by financing activities	**2.6**	3.3	(0.8)	(23.6)%
Effect of exchange rate changes on cash and cash equivalents	**0.2**	(0.1)	0.2	(388.9)%
Net increase in cash and cash equivalents	**5.9**	0.2	5.7	—
Cash and cash equivalents as of beginning of year	**14.5**	14.3	0.2	1.4 %
Cash and cash equivalents as of end of year	$ **20.4**	$ 14.5	$ 5.9	40.6 %

Cash flows generated from operating activities

Net cash provided by operating activities was $24.8 million for the year ended December 31, 2025, compared to $16.4 million for the year ended December 31, 2024. This increase of $8.4 million, or 51.0%, was primarily due to the growth in our business operations, additional income associated with the acquisitions of Lucas, Pagefield, TrailRunner and Pine Cove, and favorable movements in working capital, together offsetting the impact of growth in pre-paid post combination compensation. In absolute terms, the cash provided by operating activities tends to be lowest in the first three months of the year due to payment of bonuses.

Cash flows used in investing activities

Cash flows used in investing activities was $21.6 million for the year ended December 31, 2025, compared to $19.5 million for the year ended December 31, 2024. This increase of $2.1 million, or 10.7% was primarily due to an increase in the amount of cash paid for acquisitions (net of cash acquired), reflecting the acquisition of TrailRunner and Pine Cove in 2025 and the acquisitions of Lucas and Pagefield in 2024.

Cash flows used in financing activities

Cash flows provided by financing activities was $2.6 million for the year ended December 31, 2024, compared to $3.3 million used in financing activities for the year ended December 31, 2024. In each year, these financing cash flow results stemmed from the acquisition of new Bank Facilities for acquisitions ($24.0 million in 2025 and $25.0 million in 2024), offset by repayment on bank facilities and payment of dividends.

Our GAAP Cash Flow statement has certain acquisition-related payments included in the Cash provided by Operating Activities and in the Cash provided by Financing Activities, as a consequence of certain acquisition payments being made subject to continued employment.

In an effort to also provide a more traditional picture of our Cash Flow build-up, we provide an Alternative Cash Flow Statement that explains abovementioned net increase in cash and cash equivalents. The following table summarizes the components of changes in cash and cash equivalents:

		Years Ended December 31,			
		2025	2024	$ Change	% Change
Net cash provided by Operating Activities - as reported	$	**24.8**	$ 16.4	$ 8.4	51.0 %
Prepaid post-combination expense		**10.5**	$ 4.6	$ 5.8	125.4 %
Change in other liability		**1.7**	$ 1.0	$ 0.7	74.6 %
Change in contingent consideration		**0.0**	$ 0.3	$ (0.3)	(98.5)%
Capex		**0.0**	$ (0.1)	$ —	(80.3)%
Adjusted Free Cash Flow		**36.9**	$ 22.2	$ 14.7	66.1 %
Cash paid for acquisitions, net of cash acquired		**(21.1)**	(19.8)	(1.3)	6.5 %
Acquisition Payments included in Cash flow from Operations		**(12.2)**	(5.9)	(6.3)	106.7 %
Acquisition Payments included in Cash flow from Financing		**(0.6)**	(0.8)	0.2	(22.4)%
Cash flow related to acquisitions		**(33.8)**	(26.4)	(7.4)	28.0 %
Proceeds from notes payable		**24.0**	25.0	(1.0)	(4.0)%
Payment of debt issuance costs		**(0.1)**	(0.2)	0.1	(40.5)%
Loan issued to related parties		**(0.5)**	—	(0.5)	—
Proceeds received for notes receivable - related parties		**—**	0.4	(0.4)	(100.0)%
Principal payment of note payable		**(9.2)**	(3.9)	(5.3)	137.3 %
Cash Flow related to debt financing		**14.2**	21.3	(7.1)	(33.2)%
Dividends paid		**(8.7)**	(16.8)	8.2	(48.6)
Payment of deferred equity offering costs		**(2.9)**	—	(2.9)	—
Cash Flow related to equity financing		**(11.6)**	(16.8)	5.3	(31.2)%
Effect of foreign exchange rate changes on cash and cash equivalents		**0.2**	(0.1)	0.2	(388.9)%
Net Cash Movement	$	**5.9**	$ 0.2	$ 5.7	2,925.6 %

Future Capital Requirements

We are actively seeking to expand our portfolio of member companies internationally with strategically and financially attractive opportunities while adding complementary specializations. In the periods presented, we have invested, on average, $30.1 million of cash per year in M&A activities. This pattern is likely to continue or be accelerated. We expect to fund the purchase price for such acquisitions with net cash from operating activities and a combination of new stock issuance and debt financing.

Our capital expenditures principally include investments in office build-outs and small equipment, and have not historically been material to the Company.

Contractual Commitments and Contingencies

Contractual obligations

Our principal contractual obligations consist of our obligations in respect of financial indebtedness that is owed under our credit facilities. In addition, we have obligations under leases, trade and other payables, capital commitments and other contractual commitments. Finally, we have earnout obligations under acquisition agreements. We expect that our contractual commitments may evolve over time in response to current business and market conditions, with the result that future amounts due may differ considerably from the expected amounts payable set out in the table below.

				Payments due by							
Contractual obligations		2026		2027		2028		2029	Thereafter		**Total**
Debt obligations (excluding interest)	$	**9.1**	$	9.3	$	16.7	$	11.9	$ -	$	47.1
Operating lease obligations		**6.0**		6.2		5.5		3.6	2.9		24.2
Total	$	**15.2**	$	15.5	$	22.2	$	15.5	$ 2.9	$	71.3

Financial Obligations

Bank Credit Facilities

On February 28, 2023, PPHC entered into a $17.0 million credit agreement with Bank of America (as amended, the "Credit Agreement"), providing for a senior secured line of credit of up to $3.0 million (the "2023 Facility 1") and a senior secured term loan of $14.0 million (the "2023 Facility 2," and, together with the 2023 Facility 1, the "2023 Facilities"). In April 2024 and June 2024, respectively, we entered into two amendments to the Credit Agreement, which provided for two additional term loans in the amounts of, respectively, $6.0 million (the "2024 Term Loan A") and $19.0 million (the "2024 Term Loan B," and, together with the 2024 Term Loan A, the "2024 Facilities"). In January 2025, we entered into a third amendment, creating an additional term loan of up to $24.0 million (the "2025 Term Loan," and, together with the 2023 Facilities and the 2024 Facilities, the "Bank Credit Facilities"),

The interest rate under the 2023 Facilities is the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus 2.25% per annum. The interest rate under the 2024 Facilities is SOFR plus 2.60% per annum, and the interest rate under the 2025 Term Loan is SOFR plus 2.60% per annum. Interest is payable monthly.

The Bank Credit Facilities are collateralized by substantially all of our assets.

The Bank Credit Facilities mature on March 31, 2029.

As of December 31, 2025, there was no balance outstanding under the 2023 Facility 1; $4.1 million outstanding under the 2023 Facility 2; $5.0 million outstanding under the 2024 Term Loan A; $15.7 million under the 2024 Term Loan B; and $22.4 million outstanding under the 2025 Term Loan C.

As of December 31, 2025, under the 2023 Facility 1, we had capacity to re-borrow up to $3.0 million, less any outstanding letters of credit, or 80% of our eligible receivables, whichever is less.

As of December 31, 2025, the principal maturities under the Bank Credit Facilities were as follows:

| | *($ millions)* | | | | |
| | **Principal amount maturing under** | | | | |
	2023 Facility 2	**2024 Term Loan A**	**2024 Term Loan B**	**2025 Term Loan C**	**Total**
2026	$ 2.1	$ 0.9	$ 2.9	$ 3.3	$ 9.1
2027	2.0	0.9	2.9	3.6	9.3
2028	—	3.2	10.0	3.6	16.7
2029	—	—	—	11.9	11.9
Total	**$ 4.1**	**$ 5.0**	**$ 15.7**	**$ 22.4**	**$ 47.1**

Contingent Obligations

Earnout obligations

As part of the typical structure our acquisition of new member companies, we are committed to making certain earnout payments. These earnout payments are based on a profit-driven formula and only materialize if the acquired company realizes profit growth after the date of completion. Payments are typically made in a mix of cash and shares. In turn, each of these components of earnout payments may be subject to further vesting requirements and employment conditions, which keeps the recipients financially committed to business.

In relation to these earnout payments, as of December 31, 2025, we have recorded liabilities of $25.0 million on our balance sheet, spread across the line items Contingent Consideration and Other Liabilities. This number reflects both the estimated foreseen nominal payments, and also discount factors, probability of reaching goals, and fair value estimates. In nominal terms, over the period 2026-2030, based on expected performance of each of the acquired companies, we anticipate having to make earnout payments of $78.3 million, of which $44.6 million would be payable in cash, and the remainder in shares. The maximum earnout liability over that same period, which would only be reached if each acquisition meets very aggressive profit growth targets, would be $141.9 million, of which $83.7 million would be payable in cash, and the remainder in shares. Generally, in order for an acquisition to reach maximum earnout payments, it would need to grow its profit by 25-30% annually over the earnout period. For more information, see Note 11. Post-combination Compensation Charge and Note 15. Fair Value Measurement.

The following tables summarizes nominal earnout expectations:

					($ in millions)						
		2026		2027		2028		2029		2030		Total
Expected earnout payments in Cash	$	12.0	$	4.6	$	22.8	$	1.3	$	3.9	$	44.6
Expected earnout payments in PPHC stock	$	4.6	$	1.7	$	22.8	$	0.8	$	3.9	$	33.7
Expected earnout payments - total	$	16.6	$	6.3	$	45.5	$	2.1	$	7.9	$	78.3
Maximum earnout payments in Cash	$	17.5	$	15.4	$	22.8	$	18.0	$	10.0	$	83.7
Maximum earnout payments in PPHC stock	$	7.5	$	6.9	$	22.8	$	11.0	$	10.0	$	58.2
Maximum earnout payments - total	$	25.0	$	22.4	$	45.5	$	29.0	$	20.0	$	141.9

We expect that our contingent obligations may evolve over time in response to current business and market conditions, with the result that future amounts due may differ considerably from the expected amounts payable set out in the table above.

Off-Balance Sheet Arrangements

During the years ended December 31, 2025 and 2024, we did not engage in any other off-balance sheet commitments, contingencies or arrangements as set forth in Item 303(b) of Regulation S-K.

Critical Accounting Estimates

Business Acquisitions and Valuation of Contingent Consideration and Post-Combination Liabilities

The Company accounts for business acquisitions using the acquisition method. Under ASC 805 - *Business Combinations*, a business combination occurs when an entity obtains control of a "business." The Company determines whether or not the gross assets acquired meet the definition of a business. If they meet this criteria, the Company accounts for the transaction as a business acquisition. If they do not meet this criteria the transaction is accounted for as an asset acquisition. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities.

Contingent consideration is measured at fair value at the date of acquisition and is based on expected cash flow of the acquisition target discounted over time using an observable market discount rate. The Company generally utilizes outside valuation experts to determine the amount of contingent consideration. We estimate and record the acquisition date fair value of contingent consideration as part of purchase price consideration for business acquisitions. Additionally, each reporting period, we estimate changes in the fair value of contingent consideration and recognizes any change in fair value in our consolidated statements of operations and other comprehensive loss. The fair value of the contingent consideration is generally measured using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize subjective assumptions and estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect our future financial results. The contingent consideration liability is to be settled through a combination of cash and shares of Common Stock based on each respective purchase agreement and the amount ultimately paid is dependent on the achievement of certain future operating results. During the years ended December 31, 2025 and 2024, the Company recorded a loss from the change of fair value of contingent consideration of $5.1 million and $1.9 million, respectively, which are included in operating expenses on the accompanying consolidated statement of operations.

Furthermore, the contractual purchase price of business acquisitions may include future payments to the seller that are not accounted for under ASC 805 - *Business Combinations* due the existence of contractual vesting periods or claw-backs. Such future payments are generally recorded as liabilities of the Company. When a component of the contractual purchase price of an acquired business is determined not to be consideration transferred in exchange for the business, and should therefore be accounted for as a separate transaction (such as compensation costs), the Company may, on occasion, recognize a gain on bargain purchase price because the accounting purchase price is not inclusive of such a separate component of the contractual purchase price when being compared to the fair value of the identifiable net assets of the acquired business which, in some cases, may result in the fair value of the identifiable net assets being in excess of the fair value of the purchase price consideration.

The Company records post-combination business expense over the vesting or claw-back period applicable for these future payments on a straight-line basis with the amount accrued recorded as other liability. The future earnout payments that have vesting or claw-back rights tied to employment will reduce the amount of the other liability when paid. The fair value of other liabilities is measured using the same Monte Carlo simulation with the same assumptions and inputs as outlined above for contingent consideration liabilities. The fair value of post-combination compensation obligations is remeasured at each reporting date, any changes in fair value are reflected as a cumulative catch up to post-combination compensation expense in the period in which the remeasurement occurred.

Goodwill and Indefinite-lived Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired and the indefinite-lived intangible assets which consists of trademarks. In accordance with ASC 350 - *Intangibles - Goodwill and Other*, goodwill and indefinite-lived intangible assets are not amortized but tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We test our goodwill and indefinite-lived intangible assets for impairment annually on October 1st using the qualitative assessment. The process of evaluating the potential impairment is highly subjective and requires the application of significant judgment. We first assess whether there are qualitative factors which would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. We consider events and circumstances such as, but not limited to, macroeconomic conditions, industry and market conditions, our overall financial performance, and other relevant entity-specific events. If the qualitative assessment indicates that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment is performed.

Other Intangible Assets

Our definite-lived intangible assets consist of customer relationships, developed technology and non-compete agreements that have been acquired through various acquisitions. Our indefinite lived assets consist of trademarks that have been acquired through various acquisitions. The Company generally utilizes third-party specialists to determine the fair value of acquired intangible assets. The valuation of these assets involves significant judgment and the use of valuation techniques such as the multi-period excess earnings method and the with-and-without method. These models require management to make assumptions about future revenue growth, customer attrition, operating margins, contributory asset charges, and discount rates. Changes in these assumptions could materially affect the fair value assigned to the intangible assets and the related amortization expense.

 We amortize these assets over their estimated useful lives. Long-lived assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Based on the results of our assessment, we recorded a non-cash impairment charges of $0.3 million and $2.6 million to trade names and customer relationships during the year ended December 31, 2025. We have not recorded any impairment charges related to long-lived assets for the year ended December 31, 2024.

Long-term incentive program charges

The fair value of awards issued under the Company's long-term incentive program are estimated using a Black-Scholes option-pricing model on the grant date which requires subjective inputs. The inputs of the option-pricing model include the fair market value of our Common Stock based on the closing price as reported on the date of the grant on the AIM, estimated dividend yield, expected stock price volatility and risk-free interest rate. The amortization of the fair value of share-based awards is recorded as an expense in the statement of operations either within salaries and other personnel costs within cost of services or to general and administrative costs.

Critical Accounting Policies

Revenue Recognition

Revenue is recognized when control of services provided are transferred to customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those services. A significant portion of our contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month's notice without any substantial penalty. As such, we believe such contracts should be treated as a month-to-month contract as this reflects the non-cancellable period of performance. For performance obligations for which we act as an agent, we record revenue as the net amount of the gross billings less amounts remitted to the third party.

Business Combinations

Business combinations are accounted for using the acquisition method which requires that the assets acquired and liabilities assumed be recorded as of the date of the acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are generally recognized at fair value. If fair value cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in our consolidated financial statements after the date of acquisition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from interest rates, which could affect our operating results, financial position and cash flows. We manage this risk through our regular operating activities.

Interest Rate Risk

We are exposed to interest rate risk on borrowings under our Bank Credit Facilities. The interest rate under the 2023 Facilities is the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus 2.25% per annum. The interest rate under the 2024 Facilities is SOFR plus 2.60% per annum, and the interest rate under the 2025 Term Loan is SOFR plus 2.60% per annum. Interest is payable monthly. A 100 basis-point increase in Bank Credit Facilities debt balances outstanding as of December 31, 2025 would increase our annual interest expense by $0.5 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and Audit Committee of

Public Policy Holding Company, Inc.

Washington, D.C.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Public Policy Holding Company, Inc. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and their cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("United States") ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

Tysons, Virginia

March 31, 2026

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

		December 31, 2025		December 31, 2024
ASSETS:				
Current assets:				
Cash and cash equivalents	$	20,436	$	14,536
Contract receivables, net		21,851		18,285
Notes receivable - related parties, current portion		750		863
Income taxes receivable		2,068		3,185
Prepaid post-combination compensation, current portion		3,585		6,070
Prepaid expenses and other current assets		9,598		2,726
Amounts due from related parties		266		—
Total current assets		58,554		45,665
Property and equipment at cost, less accumulated depreciation		598		751
Notes receivable - related parties, long term		900		1,050
Operating lease right of use asset		18,829		18,428
Goodwill		56,990		64,308
Other intangible assets, net of accumulated amortization		37,113		32,144
Deferred income tax asset		24,600		11,038
Prepaid post-combination compensation, long term		4,692		888
Other long-term assets		276		189
TOTAL ASSETS	$	202,552	$	174,461
LIABILITIES AND EQUITY:				
Current liabilities:				
Accounts payable and accrued expenses		30,819		20,044
Amounts owed to related parties		—		556
Deferred revenue		3,310		3,150
Operating lease liability, current portion		5,070		4,827
Contingent consideration, current portion		3,134		2,093
Other liability, current portion		1,441		1,135
Notes payable, current portion, net		9,082		6,031
Total current liabilities		52,856		37,836
Notes payable, long term, net		37,906		26,014
Contingent consideration, long term		9,864		8,803
Other liability, long term		10,553		3,745
Operating lease liability, long term		16,469		16,808
Total liabilities	$	127,648	$	93,206
Stockholders' equity:				
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 25,174,492 and 24,017,599 shares issued and outstanding as of December 31, 2025, and 2024, respectively		24		23
Additional paid-in capital		237,075		197,489
Accumulated deficit		(163,381)		(115,721)
Accumulated other comprehensive income (loss)		1,186		(536)
Total stockholders' equity		74,904		81,255
TOTAL LIABILITIES AND EQUITY	$	202,552	$	174,461

The accompanying notes to the consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

		Years Ended December 31,		
		2025		2024
Revenue	$	**186,541**	$	149,563
Operating expenses:				
Salaries and other personnel costs		**160,800**		126,640
Office and other direct costs		**7,094**		5,651
Cost of services		**167,894**		132,291
Salaries, general and administrative		**31,791**		26,837
Mergers and acquisitions expense		**837**		2,434
Depreciation and amortization expense		**5,676**		4,244
Loss on impairment of intangible assets		**2,890**		—
Loss on impairment of goodwill		**6,219**		—
Change in fair value of contingent consideration		**5,147**		1,910
Total operating expenses		**220,454**		167,716
Loss from operations		**(33,913)**		(18,153)
Gain on bargain purchase		**2,043**		2,464
Interest income		**81**		177
Interest expense		**(3,402)**		(1,900)
Other income, net		**589**		—
Net loss before income taxes		**(34,602)**		(17,412)
Income tax expense		**(4,399)**		(6,545)
Net loss	$	**(39,001)**	$	(23,957)
Net loss per share attributable to common stockholders, basic and diluted	$	**(2.37)**	$	(2.34)
Basic and diluted		**17,466,665**		13,409,160
Net loss	$	**(39,001)**	$	(23,957)
Foreign currency translation gain (loss)		**1,722**		(536)
Total comprehensive loss	$	**(37,279)**	$	(24,493)

The accompanying notes to the consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2024	**24,017,599**	**$ 23**	**$ 197,489**	**$ (115,721)**	**$ (536)**	**$ 81,255**
Long term incentive program charges	—	—	5,790	—	—	5,790
Issuance of unvested legally outstanding shares	753,453	—	—	—	—	—
Related to acquisitions						
Issuance of common stock	143,909	—	1,284	—	—	1,284
Issuance of common stock for settlement of other liability	—	—	342	—	—	342
Vesting of stock issued from acquisitions	—	—	1	(1)	—	—
Vesting of restricted stock awards	—	—	1	(1)	—	—
Vesting of restricted stock units	329,141	1	—	(1)	—	—
Repayment of note receivable by Alpine Group	(63,356)	—	(532)	—	—	(532)
Post-combination compensation charge-shares	—	—	3,074	—	—	3,074
Dividends	—	—	—	(8,656)	—	(8,656)
Forfeiture of unvested restricted stock	(6,254)	—	—	—	—	—
Share-based accounting charge	—	—	29,626	—	—	29,626
Foreign currency translation gain	—	—	—	—	1,722	1,722
Net loss	—	—	—	(39,001)	—	(39,001)
Balance at December 31, 2025	**25,174,492**	**$ 24**	**$ 237,075**	**$ (163,381)**	**$ 1,186**	**$ 74,904**

The accompanying notes to the consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2023	**23,054,393**	**$ 22**	**$ 156,972**	**$ (74,925)**	**$ —**	**$ 82,069**
Issuance of unvested legally outstanding shares	537,054	—	—	—	—	—
Long term incentive program charges	—	—	3,784	—	—	3,784
Dividends	—	—	—	(16,836)	—	(16,836)
Vesting of stock issued from acquisitions	—	—	1	(1)	—	—
Vesting of restricted stock awards	—	1	—	(1)	—	—
Vesting of restricted stock units	158,337	—	1	(1)	—	—
Common stock issued to Multistate as settlement of contingent consideration	88,287	—	691	—	—	691
Issuance of common stock for acquisition	179,528	—	1,443	—	—	1,443
Post-combination compensation charge-shares	—	—	2,793	—	—	2,793
Share-Based Accounting Charge Retained Pre-IPO Shares	—	—	31,804	—	—	31,804
Foreign currency translation (loss)	—	—	—	—	(536)	(536)
Net loss	—	—	—	(23,957)	—	(23,957)
Balance at December 31, 2024	**24,017,599**	**$ 23**	**$ 197,489**	**$ (115,721)**	**$ (536)**	**$ 81,255**

The accompanying notes to the consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended December 31,	
	2025	2024
Cash Flows from Operating Activities:		
Net loss	$ (39,001)	$ (23,957)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	**192**	136
Amortization expense - intangibles	**6,046**	4,671
Amortization of right of use assets	**5,466**	4,071
Amortization of prepaid post-combination compensation	**8,987**	5,062
Accretion of other liability	**8,490**	3,742
Amortization of debt discount	**236**	182
Provision for deferred income taxes	**(2,712)**	(1,294)
Share-based accounting charge	**29,626**	31,804
Stock-based compensation	**7,086**	4,162
Post-combination compensation charge-shares	**3,074**	2,793
Change in fair value of contingent consideration	**5,147**	1,910
Gain on bargain purchase	**(2,043)**	(2,464)
Credit losses on accounts receivable	**2,353**	—
Impairment of goodwill and other intangible assets	**9,109**	—
Employee loan forgiveness	**250**	—
(Increase) decrease in:		
Accounts receivable	**(5,060)**	(3,118)
Prepaid post-combination expense	**(10,456)**	(4,640)
Prepaid expenses and other assets	**(1,142)**	573
Increase (decrease) in:		
Accounts payable and accrued expenses	**6,325**	(2,053)
Income taxes payable and receivable	**1,149**	(2,219)
Deferred revenue	**149**	959
Contingent consideration	**(4)**	(269)
Operating lease liability	**(5,961)**	(4,277)
Other liabilities	**(1,714)**	(982)
Transactions with members and related parties	**(822)**	1,611
Net Cash Provided by Operating Activities	**24,770**	16,403
Cash Flows from Investing Activities:		
Purchases of property and equipment	**(11)**	(56)
Proceeds issued for notes receivable - related parties	**(500)**	—
Proceeds received for notes receivable - related parties	**—**	350
Cash paid for acquisitions, net of cash acquired	**(21,065)**	(19,784)
Net Cash Used in Investing Activities	**(21,576)**	(19,490)
Cash Flows from Financing Activities:		
Proceeds from notes payable	**24,000**	25,000
Payment of debt issuance costs	**(128)**	(215)
Payment of deferred equity offering costs	**(2,919)**	—
Principal payment of note payable	**(9,165)**	(3,863)
Payment of contingent considerations	**(582)**	(750)
Dividends paid	**(8,656)**	(16,836)
Net Cash Provided by Financing Activities	**2,550**	3,336
Effect of foreign exchange rate changes on cash and cash equivalents	**156**	(54)
Net Change in Cash and Cash Equivalents	**5,900**	195
Cash and Cash Equivalents as of Beginning of Period	**14,536**	14,341
Cash and Cash Equivalents at the End of Period	$ **20,436**	$ 14,536

The accompanying notes to the consolidated financial statements are an integral part of these statements

	Years Ended December 31,			
		2025		2024
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	3,165	$	1,718
Cash paid for income taxes		5,939		10,049
Common stock received for repayment of note receivable with Alpine Group		532		—
Right of use assets obtained with lease liabilities		4,061		797
Right of use assets obtained with business combinations		1,806		268
Contingent consideration issued for acquisitions		—		3,798
Common stock issued for acquisitions		1,284		1,443
Stock issued for settlement of other liability		342		—
Accrued deferred equity offering costs		2,598		—
Stock issued for settlement of contingent consideration		—		691

The accompanying notes to the consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Public Policy Holding Company, Inc. ("PPHC-Inc.") was incorporated on February 4, 2021. From PPHC-Inc.'s incorporation until December 10, 2021 (the "Conversion Date"), all of the issued and outstanding shares of stock of PPHC-Inc. were owned by Public Policy Holding Company, LLC ("PPHC-LLC"), which (i) was organized as a Delaware limited liability company on July 1, 2014, and (ii) owned certain wholly-owned operating subsidiaries, all organized as Delaware limited liability companies (the "Subsidiaries," and collectively with PPHC-Inc., the "Company"). On the Conversion Date, PPHC-LLC contributed and assigned substantially all of its assets and liabilities (including all of the Subsidiaries, but excluding certain specified assets and liabilities) to PPHC-Inc. in exchange for the issuance by PPHC-Inc. of 20,000,000 shares (the "Contribution Shares") of Common Stock, par value $0.001 per share ("Common Stock") of PPHC-Inc. Pursuant to a formula approved by the Executive Board and General Board of PPHC-LLC (the "Waterfall"), PPHC-LLC then liquidated and distributed the Contribution Shares to each of PPHC-LLC's owners who (other than The Alpine Group, Inc.), in turn, distributed such shares to their respective owners in accordance with the Waterfall (collectively, the "Company Conversion").

The Company provides consulting services in the areas of Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services, primarily in the US. With the acquisition of Pagefield Communications Limited ("Pagefield") and TrailRunner International ("TrailRunner"), the Company has expanded its capabilities to the United Kingdom and parts of Asia. As of December 31, 2025, the Company conducts its business through 12 individual member companies.

The consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for financial reporting. These consolidated financial statements, in the opinion of management, include all adjustments necessary for a fair statement of the results for the periods presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our financial position, results of operations and cash flows are presented in United States Dollars ("USD" or "US Dollars").

Reverse Stock Split

On September 29, 2025 , the Company's Board of Directors approved an amendment to the Company's amended and restated certificate of incorporation to effect a reverse stock split of the Company's Common Stock, including all unvested Common Stock, at a ratio of one share for every five shares (the "Reverse Stock Split"). The Reverse Stock Split was effective on October 2, 2025. The authorized number of shares, and par value per share, of Common Stock are not affected by the Reverse Stock Split. Under the terms of the Reverse Stock Split, the number of shares awarded, issuable upon exercise of options awarded or issued or issuable pursuant to other equity awards under the Company's existing omnibus incentive plan, and the exercise price of such options, have been adjusted on a pro rata basis. For all periods presented, all references to shares, options to purchase common stock, share amounts, per share amount, and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the Reverse Stock Split.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires the Company's management to make estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but not limited to, the allowance for credit losses, useful lives of intangible assets, recoverability of the carrying amounts of intangible assets, shared-based compensation, business acquisitions, valuation of contingent considerations, post-combination liabilities and income tax provision. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

Certain monetary amounts, percentages and other figures included elsewhere in this Form 10-K have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by PPHC-Inc. in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding financial reporting.

The accompanying consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2025 and 2024.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions among the Company and its subsidiaries have been eliminated upon consolidation.

Significant Accounting Policies

Revenue recognition: The Company generates the majority of its revenue by providing consulting services through fixed-fee arrangements related to Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services.

Most of the consulting service contracts are based on one of the following types of contract arrangements:

1) Fixed-fee arrangements, ("Retainer Revenue" and "Subscription Services Revenue") require the client to pay a fixed fee in exchange for a predetermined set of professional services. Retainer contracts generally comprise of a single stand-ready performance obligation for consulting services. The Company recognizes Retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. Subscription Services generally comprise of a single performance obligation recognized over-time with a straight-line pattern of recognition.

The Company's standard practice as it relates to retainer revenue is to enter into agreements with clients that stipulate a fixed monthly fee, payable at the beginning of each month, for the services to be rendered. These agreements may also include provisions for the reimbursement of pre-approved, reasonable expenses incurred in fulfilling the performance obligations. Member companies typically invoice clients in advance, and the amounts billed are initially recorded as deferred revenue. Revenue is then recognized from deferred revenue as performance obligations are achieved.

A significant portion of the Company's contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month's notice without any substantial penalty. As such, the Company believes such contracts should be treated as a month-to-month contract as this reflects the non-cancelable period of performance. The parties do not have enforceable rights and obligations beyond the month (or months) of services already performed. The Company's contracts generally do not contain a material right.

2) Project Revenue includes additional services such as 1) advertisement placement and management, 2) video production, 3) website development and 4) research services, in which third-party companies may be engaged to achieve specific business objectives. These services are either in a separate contract or within the fixed-fee consulting contract, in which the Company usually receives a markup on the cost incurred by the Company. Generally, these contracts are less than 12 months in length. The Company recognizes revenues earned to date in an amount that is probable or unlikely to reverse. The Company utilizes an output method to measure progress toward complete satisfaction of the performance obligation, recognizing revenue based on the services delivered to the customer to date as a proportion of the total services promised in the contract. This approach reflects the transfer of control to the customer, as the customer receives and consumes the benefits of each service as it is performed. Any out-of-pocket administrative expenses incurred are billed at cost.

Revenue is recognized when control of services provided are transferred to customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Company satisfies the performance obligations.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

In determining the method and amount of revenue to recognize, the Company has to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require management's judgment in interpreting the contract to determine the appropriate accounting, including whether the promised services specified in an arrangement are distinct performance obligations and should be accounted for separately, and how to allocate the transaction price, including any variable consideration, to the separate performance obligations. When a contract contains multiple performance obligations, the Company allocates the transaction price to each performance obligation based on its estimate of the stand-alone selling price. Other judgments include determining whether performance obligations are satisfied over-time or at a point-in-time and the selection of the method to measure progress towards completion.

The Company has considered the guidance of combining contracts in accordance with ASC 606-10-25-9, *Combining Contracts.* The Company has considered the guidance as it relates to customer contracts and noted that the Company's customers occasionally execute multiple orders for services, add-ons and professional services within a short period of time. The Company evaluate multiple orders to determine if the services across multiple orders relate directly to the same Retainer service or Project and will combine contracts if deemed to be related as they are packaged within a single commercial objective. For any contracts that meet one or more of the requirements of ASC 606-10-25-9, the Company will account for the contracts as a single contract. The majority of contracts entered into with customers are entered into with multiple commercial objectives, and the consideration of one contract is determined independently from the price or performance of other contracts.

Certain services provided by the Company include the utilization of a third party in the delivery of those services. These services are primarily related to the production of an advertising campaign or media buying services. The Company has determined that it acts as an agent and is solely arranging for the third parties to provide services to the customer. Specifically, the Company does not control the specified services before transferring those services to the customer, is not primarily responsible for the performance of the third-party services, nor can the Company redirect those services to fulfill any other contracts. The Company does not have discretion in establishing the third-party pricing in its contracts with customers. For these performance obligations for which the Company acts as an agent, the Company records revenue as the net amount of the gross billings less amounts remitted to the third party.

Cost of Services: Cost of services primarily consists of salaries, bonuses, benefits, share-based award expense, amortization of developed software, and other personnel costs that are directly attributable to the Company's client engagements, as well as real estate lease expense of the Company's member companies.

Cash and cash equivalents: The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At times, the Company maintains cash accounts that exceed federally insured limits, but management does not believe that this results in any significant credit risk.

Contract receivables: The Company provides for an allowance for credit losses; it is management's best estimate of possible losses based on historical experience and specific allowances for known troubled accounts, if needed. Accounts are generally considered past due after the contracted payment terms, which are generally net 30 day terms. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for credit losses.

Leases: The Company determines if a contract is a leasing arrangement at inception. Operating lease assets represent the Company's right to control the use of an identified asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized on the consolidated balance sheets at the commencement date based on the present value of lease payments over the lease term. The Company uses the incremental borrowing rate on the commencement date in determining the present value of its lease payments. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term. The Company has elected the practical expedient to not separate lease and non-lease components. The Company's non-lease components generally comprise of common area maintenance services and other services based items embedded in lease contracts. Lease expense of the Company's member companies is recorded to cost of services while the lease expense of the Company's corporate function is recorded to general and administrative expense in the consolidated statement of operations.

The Company leases office space and equipment under non-cancelable operating leases, which may include renewal or termination options that are reasonably certain of exercise. Most leases include one or more options to renew. The exercise of lease renewal options is at the Company's sole discretion. Certain of the Company's lease agreements include rental

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

payments that are adjusted periodically for inflation. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and are expensed on a straight-line basis.

Property and equipment: Property and equipment consist of furniture, equipment and leasehold improvements and is carried at cost less accumulated depreciation. Depreciation is provided generally on a straight-line method over the estimated useful lives of the related assets ranging from 5 to 15 years.

Business combinations: Business combinations are accounted for using the acquisition method which requires that the assets acquired and liabilities assumed be recorded as of the date of the acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are generally recognized at fair value. If fair value cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in the Company's consolidated financial statements after the date of acquisition.

Goodwill and indefinite-lived intangible assets: Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired and the indefinite-lived intangible assets which consists of trademarks. Goodwill and indefinite-lived intangible assets are not amortized but tested for impairment annually and whenever events or changes in circumstances indicate that the recorded goodwill or indefinite-lived intangible assets may be impaired.

The Company assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or a business one level below that operating segment if discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM").

During 2025, the Company changed its annual goodwill impairment testing date from the end of the fourth quarter to October 1. This change in accounting principle was made to better balance the need for sufficient elapsed time to understand business performance trends for the year while also aligning the timing of the impairment testing process with the Company's operational priorities. The Company believes this change is preferable as it (i) allows for an informed assessment of fair value based on nine months of actual operating results and updated forecasts, and (ii) provides adequate time to complete the impairment testing analysis before the year-end financial reporting close, thereby reducing resource constraints during peak period-end activities.

This change will not impact our consolidated financial statements, nor is it being done to accelerate, avoid, or trigger an impairment charge. The Company applied this change prospectively in accordance with ASC 250-10. Retrospective application was determined to be impracticable because it would require the application of significant estimates and assumptions that cannot be objectively distinguished without the use of hindsight. For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel. Based on the results of the Company's qualitative assessment, as of October 1, 2025, we determined that the effects of the decline in operations was a result of certain client relationships and employee turnover at Pagefield constituted a triggering event for both the Pagefield Government Relations Consulting reporting unit and the Pagefield Corporate Communications & Public Affairs reporting unit. We applied the discounted cash flow method and the guideline public company method to determine the fair value of both reporting units.

Other intangible assets: The Company's intangible assets consist of customer relationships, including the related customer contracts, developed technology and noncompete agreements acquired through acquisitions, which are definite lived assets and are amortized over their estimated useful lives. In addition, intangible assets consist of trade names, which are indefinite lived assets and evaluated for impairment on an annual basis or more frequently as needed. The Company amortizes these assets over their estimated useful lives.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Long-lived assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. We group assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset group, we estimate the fair value of the asset group to determine whether an impairment loss should be recognized.

Advertising Expenses: The Company records advertising expenses per ASC 720-35-50-1, which are expensed as they are incurred or the first time when the advertising takes place. During the years ended December 31, 2025 and 2024, there were $0.6 million and $0.5 million advertising costs incurred by the Company, respectively.

Deferred Offering Costs: Costs directly attributable to the Company's offering of its equity securities are deferred as prepaid expenses and other current assets. These costs primarily represent specific incremental legal, accounting, investment banking and consulting costs directly related to the Company's efforts to raise capital through a public sale of its Common Stock. Future costs will be deferred until the completion of the offering, at which time deferred costs will be reclassified to additional paid-in capital as a reduction of the offering proceeds. At December 31, 2025, the Company had $5.5 million of deferred offering costs, included within prepaid expenses and other current assets in the accompanying consolidated balance sheet. At December 31, 2024, the balance of deferred offering costs was not material.

Income taxes: The Company utilizes the asset and liability method in the Company's accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when realization of the tax benefit is uncertain.

A valuation allowance is recorded, if necessary, to reduce net deferred taxes to their realizable values if management believes it is more likely than not that the net deferred tax assets will not be realized.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Share-based compensation: The Company accounts for its share-based compensation using the fair value method which requires the Company to estimate the grant-date fair value of its share-based awards and amortize this fair value to expense over the requisite service period or vesting term. For restricted and nonvested stock awards, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. When estimating the grant date fair value of share-based awards, the Company considers whether an adjustment is required to the closing price or the expected volatility of its common stock on the date of grant when the Company is in possession of material nonpublic information. For stock options, the grant-date fair value is based on the Black-Scholes Option Pricing Model. For stock appreciation rights ("SARs") recorded as a liability, the Company adjusts the value of the SARs based on the fair value at each reporting date, which is calculated based on the Black-Scholes Option Pricing Model. The Company records forfeitures as they occur.

Additionally, and as more full described in Note 10, the Company records a share-based expense relating to certain shares that were retained by executives of the Company after the Company's initial public offering on the AIM of the London Stock Exchange in 2021. The retained shares vest in equal installments over five years, provided the executive remains continuously employed.

Segment information: GAAP requires segmentation based on an entity's internal organization and reporting of revenue and operating income based upon internal accounting methods commonly referred to as the "management approach." Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company's operations are conducted in three reportable segments which comprise of aggregated operating segments. Operating segments are aggregated if they have similar economic characteristics and aggregating them would be consistent with the objective and basic principles of Topic

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

280. These reportable segments consist of Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. See Note 17 for more information regarding the Company's segment disclosures.

Basic and diluted earnings (loss) per share: The Company computes earnings (loss) per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations and other comprehensive loss. The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company determined that it had participating securities in the form of Restricted Stock Awards and shares issued in business acquisitions subject to vesting conditions. The holders of such shares have non-forfeitable dividend rights prior to their respective vesting date, or satisfaction of vesting condition. These participating securities do not contractually require the holders of such stocks to participate in the Company's losses. As such, net loss for the period presented was not allocated to the Company's participating securities. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Due to their anti-dilutive effect, the calculation of diluted net loss per share for the years ended December 31, 2025 and 2024 does not include the common stock equivalent shares.

Fair value measurements: The Company applies the fair value measurement guidance for financial assets and liabilities that are required to be measured at fair value and for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill, right-of-use lease assets and other identifiable intangible assets. See Note 15 of the Notes included herein for additional information regarding fair value measurements.

Contingent consideration: The Company estimates and records the acquisition date fair value of contingent consideration as part of purchase price consideration for acquisitions. Subsequent to the acquisition date, at each reporting period, the Company remeasures the fair value of contingent consideration and recognizes any change in fair value in the consolidated statements of operations and other comprehensive loss. The estimate of the fair value of contingent consideration requires very subjective assumptions to be made of future operating results, discount rates and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Company's future financial results. The contingent consideration liability is to be settled through a combination of cash and shares of common stock based on each respective purchase agreement and the amount ultimately paid is dependent on the achievement of certain future operating results.

Other liability: Other liability consists of certain future payments that the Company could be required to make if various operating targets are achieved from the acquisitions of KP LLC, MultiState Inc, LPA, and Pagefield (see Note 10 and Note 15). The Company records post-combination business expense over the vesting or claw-back period applicable for these future payments on a straight-line basis with the amount accrued recorded as other liability. The future earn-out payments that have vesting or claw-back rights tied to employment will reduce the amount of the other liability when paid.

Derivatives: The Company analyzes contingent consideration, other liabilities and any other financial liabilities of the company in accordance with the guidance under ASC Topic 480, Distinguishing Liabilities from Equity to determine the appropriate classification in equity or liabilities. The Company continually assesses whether or not financial liabilities meet the definition of a derivative liability under ASC 815 Derivatives and Hedging. In the years ended December 31, 2025 and 2024, the Company has recorded derivative liabilities arising from contingent consideration and post-combination compensation obligations, See Note 16 Acquisitions and Note 15 Fair Value Measurement for further detail.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

During December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which expands annual disclosures in an entity's income tax rate reconciliation table and requires annual disclosures regarding cash taxes paid both in the United States (federal, state and local) and foreign jurisdictions. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, although early adoption is

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 14 *Income Taxes* in the accompanying notes to the consolidated financial statements for further detail.

Recently Issued Accounting Pronouncements Not Yet Adopted

During November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The guidance requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company expects to adopt this guidance in its fiscal year beginning January 1, 2027. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

During June 2024, the FASB issued ASU 2024-01, *Compensation - Stock Compensation (Topic 718),* which provides guidance on the scope application of profits interest and similar awards. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024, and interim reporting periods beginning after December 15, 2025. The Company has determined that there is no impact of this guidance on its consolidated financial statement disclosures as the Company's stock compensation does not allow for profits interest and similar awards.

NOTE 3. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

The Company computes earnings (loss) per share in accordance with ASC 260, *Earnings per Share*, which requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations and other comprehensive loss. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Due to their anti-dilutive effect, the calculation of diluted net loss per share for the year ended December 31, 2025 and the year ended December 31, 2024 does not include the common stock equivalent shares and nonvested shares. The Company's weighted-average shares utilized for its calculation of earnings (loss) per share includes only the common shares outstanding.

The following table includes the outstanding number of shares and potentially dilutive stock options and Restricted Stock Units ("RSU's") as of December 31, 2025 and December 31, 2024, respectively:

	December 31, 2025	December 31, 2024
Common shares outstanding	20,821,959	16,883,847
Nonvested shares outstanding	4,352,533	7,133,752
Legally outstanding shares	25,174,492	24,017,599
Stock options and RSUs outstanding [1]	1,693,734	1,546,039
Total fully diluted shares	**26,868,226**	**25,563,638**

[1] The holders of Restricted Stock Units and Stock Options are not entitled to dividends or to vote

The following tables includes the weighted average shares outstanding and potentially dilutive stock options and RSUs for years ended December 31, 2025 and 2024, respectively:

	2025	2024
Common shares, weighted average	**17,466,665**	13,409,160
Nonvested shares, weighted average	**7,308,131**	10,231,644
Legally outstanding shares, weighted average	**24,774,796**	23,640,804
Stock options and RSUs outstanding, weighted average	**1,664,182**	1,313,622
Total securities on a fully diluted basis, weighted average	**26,438,978**	**24,954,426**

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following table shows the computation of basic and diluted loss per share for the years ended December 31, 2025 and 2024, respectively:

	2025	2024
Numerator		
Net losses	$ (39,001)	$ (23,957)
Less unvested common stock dividends under the two - class method	(2,427)	(7,396)
Net loss attributable to common stockholders	(41,428)	(31,353)
Denominator		
Weighted-average basic and diluted shares outstanding	17,466,665	13,409,160
Basic and diluted loss per share	$ (2.37)	$ (2.34)

NOTE 4. REVENUE

The following table provides disaggregated revenue by revenue type:

	Year Ended December 31,	
	2025	2024
Government Relations Consulting revenue	$ 108,495	$ 102,464
Corporate Communications & Public Affairs Consulting revenue	65,050	36,405
Compliance and Insights Services revenue	12,996	10,694
Total revenue	$ 186,541	$ 149,563

Revenue by geographic region:

	Year Ended December 31,	
	2025	2024
United States	$ 177,648	$ 145,482
International	8,893	4,081
Revenue by geographic market	$ 186,541	$ 149,563

NOTE 5. CONTRACT BALANCES AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The following table provides information about receivables, contract receivables and contract liabilities from contracts with customers as of:

	December 31, 2025	December 31, 2024
Accounts receivable	$ 23,831	$ 19,162
Unbilled receivables	512	225
Allowance for expected credit losses	(2,492)	(1,102)
Total contract receivables, net	21,851	18,285
Contract Liabilities / (Deferred revenue)	$ (3,310)	$ (3,150)

Contract liabilities relate to advance consideration received from customers under the terms of the Company's contracts primarily related to retainer fees and reimbursements of third-party expenses, both of which are generally recognized shortly after billing. Deferred revenue of $3.3 million and $3.2 million from December 31, 2025 and December 31, 2024 is expected to be recognized as revenue within one year of the respective balance sheet date.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following table summarized information about the activity in the allowance for expected credit losses as follows:

Balance at December 31, 2023	**$**	**794**
Provision for expected credit losses		1,024
(Write-off)/Recoveries		(716)
Balance at December 31, 2024	**$**	**1,102**
Provision for expected credit losses		2,353
(Write-off)/Recoveries		(963)
Balance at December 31, 2025	**$**	**2,492**

As of December 31, 2025 and 2024 the balance of the allowance for credit losses approximated $2.5 million and $1.1 million.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill is an indefinite lived asset with balances as follows:

Balance at December 31, 2023	**$**	**47,910**
Acquired goodwill		16,779
Foreign currency translation		(381)
Balance at December 31, 2024	**$**	**64,308**
Impairment		(6,219)
Other adjustment		(2,527)
Foreign currency translation		1,428
Balance at December 31, 2025	**$**	**56,990**

Due to a combination of customer attrition and employee turnover at Pagefield, revenue and pre-bonus EBITDA were lower than expected in the first nine months of 2025. Based on that, the projected cash flows for the next five years were revised. We incurred a non-cash impairment charge of $6.2 million in 2025 on goodwill related to our Pagefield Government Relations Consulting reporting unit and Pagefield Corporate Communications & Public Affairs reporting unit. The fair value of the reporting units was estimated using the discounted cash flow method and the guideline public company method. This charge is reflected in the loss on impairment of goodwill line item on the Consolidated Statements of Operations and Comprehensive Loss. We did not recognize any impairment charges during 2024. There was no goodwill impairment for the year ended December 31, 2024.

Intangible assets

As of October 1, 2025, we determined that the effects of the expected decline in operations due to the impact of certain client relationships and employee turnover at Pagefield constituted a triggering event for both the Pagefield Government Relations Consulting reporting unit and the Pagefield Corporate Communications & Public Affairs reporting unit. As a result, we conducted a recoverability test by using the undiscounted cashflows of Pagefield acquisition's intangibles which indicated impairment. In order to estimate the fair values, we applied the multi-period excess earnings method for customer relationships. The fair value of the noncompete agreements could be measured directly. Fair value was estimated using the difference between entity value on an "as is" basis with present employees intact and a hypothetical firm value. We therefore concluded that a portion of the trade names and customer relationships was impaired as of December 31, 2025 and recorded non-cash impairment charges of $0.3 million and $2.6 million, respectively within our Pagefield Government Relations Consulting and Pagefield Corporate Communications & Public Affairs Consulting reporting units. The Company has not recorded any impairment charges related to long-lived assets for the year ended December 31, 2024. For the allocation of the impairment charge between segments, see Note 17. The fair value of customer relationships was estimated using the multi-period excess earnings method and the fair value trade names was estimated using the present value of discrete cash flows. These charges are reflected in loss on impairment of intangible assets line item on the Consolidated Statements of Operations and Comprehensive Loss. We did not recognize any impairment charges on indefinite-lived intangible assets during 2024.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following presents the Company's gross and net amounts of intangible assets, other than goodwill, as reported on the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024:

	December 31, 2025			
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.1	$ 40,760	$ (20,283)	$ 20,477
Developed technology	7.0	3,938	(1,594)	2,344
Noncompete agreements	4.7	3,111	(1,309)	1,802
Total definite lived assets		47,809	(23,186)	24,623
Trade names		12,490		12,490
Total intangible assets		$ 60,299	$ (23,186)	$ 37,113

	December 31, 2024			
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.2	$ 33,556	$ (15,277)	$ 18,279
Developed technology	7.0	3,938	(1,031)	2,907
Noncompete agreements	3.9	2,070	(767)	1,303
Total definite lived assets		39,564	(17,075)	22,489
Trade names		9,655	—	9,655
Total intangible assets		49,219	$ (17,075)	$ 32,144

Amortization expense for customer relationship, noncompete agreement and developed technology assets approximated $6.0 million and $4.7 million for the years ended December 31, 2025 and 2024, respectively. The approximate estimated future amortization expense for the next five years and thereafter is as follows:

Year	Amortization
2026	$ 6,133
2027	5,883
2028	4,368
2029	4,110
2030	2,147
Thereafter	1,982
Total	$ 24,623

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of:

	December 31, 2025	December 31, 2024
Accounts payable	$ 6,248	$ 4,753
Bonus payable	15,855	9,927
Stock appreciation rights liability	1,964	668
Deferred equity offering costs	2,598	—
Other accrued expenses	4,154	4,696
Total	$ 30,819	$ 20,044

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

NOTE 8. LEASES

The Company leases office space and equipment under non-cancelable operating leases, which may include renewal or termination options that are reasonably certain of exercise. Most leases include one or more options to renew. The exercise of lease renewal options is at the Company's sole discretion. Certain of the Company's lease agreements include rental payments that are adjusted periodically for inflation. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company subleases office space to third parties under separate sublease agreements, which are generally month-to-month leases.

The Company uses our incremental borrowing rate on the commencement date in determining the present value of its lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, if readily determinable, or using the Company's collateralized credit-adjusted borrowing rate.

The following table presents lease costs and other quantitative information:

	Year Ended December 31,			
		2025		2024
Operating lease cost (cost resulting from lease payments)	$	5,793	$	5,322
Variable lease cost (cost excluded from lease payments)		582		435
Sublease income		(387)		(337)
Net lease cost	$	5,988	$	5,420
Cash paid for amounts included in the measurement of lease liabilities	$	6,288	$	5,468
Weighted average lease term - operating leases		4.1 years		4.5 years
Weighted average discount rate - operating leases		5.6%		5.2%

As of December 31, 2025, the current and long term operating lease liabilities are $5.1 million and $16.5 million, respectively. Future payments of operating leases as of December 31, 2025 are listed in the table below:

Year		Amount
2026	$	6,047
2027		6,164
2028		5,470
2029		3,630
2030		2,049
Thereafter		856
Total future minimum lease payments		24,216
Amount representing interest		(2,676)
Present value of net future minimum lease payments	$	21,540

NOTE 9. NOTES PAYABLE

The Company has several term loans outstanding with a financial institution ("Term Loans"). The 2023 Facility 2 loan matures on March 31, 2029 with monthly principal payments of $0.2 million plus interest. The 2024 Term Loan A and 2024 Term Loan B (collectively the "2024 Term Loans") require monthly principal payments of $0.3 million plus interest until their maturity date of April 30, 2028. The 2025 Term Loan C requires monthly principal payments of $0.2 million per month plus interest through March 1, 2026, increasing to $0.3 million per month plus interest through the maturity date of March 31, 2029. The interest rate for all of these loans is the Secured Overnight Financing Rate ("SOFR") plus 2.60% per annum.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The Company's total debt consists of the following as of:

	Original Loan Amount	December 31, 2025	December 31, 2024
2023 Facility 2	$ 14,000	$ 4,083	$ 7,875
2024 Term Loan A	6,000	4,950	5,850
2024 Term Loan B	19,000	15,675	18,525
2025 Term Loan C	24,000	22,407	—
Other debt	—	124	154
Less: unamortized debt issuance costs	748	251	359
Total debt, net of unamortized issuance costs	$ 62,252	46,988	32,045
Less: current portion		(9,082)	(6,031)
Total debt, long-term		$ 37,906	$ 26,014

As of December 31, 2025, the future principal maturities of the Terms Loans are as follows:

	2023 Facility 2	2024 Term Loan A	2024 Term Loan B	2025 Term Loan C	Total
2026	$ 2,100	$ 900	$ 2,850	$ 3,298	$ 9,148
2027	1,983	900	2,850	3,600	9,333
2028	—	3,150	9,975	3,600	16,725
2029	—	—	—	11,909	11,909
Total	$ 4,083	$ 4,950	$ 15,675	$ 22,407	$ 47,115

Total approximate interest expense incurred for the Term Loans was as follows:

	Year Ended December 31,	
	2025	2024
Cash interest on term loans	$ 3,147	$ 1,693
Cash interest on other debt	19	25
Debt discount amortization	236	182
Total interest expense	$ 3,402	$ 1,900

The Credit Agreement and Amended Credit Agreements for the Term Loans contain certain non-financial and financial covenants that the Company is required to comply with and submit a compliance certificate to the bank on a quarterly basis. The financial covenants include a total leverage ratio and fixed coverage ratio. The Company was in compliance with all covenants as of December 31, 2025 and December 31, 2024.

NOTE 10. SHARE-BASED ACCOUNTING CHARGE

On December 16, 2021, PPHC-Inc. completed its initial public offering ("UK IPO") and its shares began trading on the AIM market of the London Stock Exchange. During 2021, all ultimate owners of PPHC-LLC, referred to as Company Executives, entered into Executive Employment Agreements. These executives sold some of their shares during the UK IPO (referred to as Liquidated Pre-UK IPO Shares) but retained the majority of their shares ("Retained Pre-UK IPO Shares"). The retained shares vest in equal installments over five years, provided the executive remains continuously employed. If an executive's employment terminates, except in cases of death, disability, termination without cause, or for good reason, the unvested shares will be forfeited. In cases of death, disability, termination without cause, or for good reason, all unvested shares will vest immediately. Additionally, the agreements include clawback provisions, allowing the

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

company to reclaim cash from the sale of Liquidated Pre-UK IPO Shares and vested Retained Pre-UK IPO Shares under certain conditions.

As a result of the vesting conditions for the Retained Pre-UK IPO Shares, the Company is recording share-based accounting charges over the five years 2022-2026. It recorded $29.6 million and $31.8 million for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, there were 14,181,439 Retained Pre-UK IPO Shares held by current employees and subject to vesting requirements, and 11,216,338 of these shares were fully vested. These shares were issued in 2021 and the weighted-average grant date fair value of these shares was $9.10 as of the grant date. For the Retained Pre-UK IPO shares, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. As of December 31, 2025, the unrecognized compensation cost from these restricted shares was approximately $28.3 million, which is expected to be recognized over a weighted-average period of 1.0 years.

The share-based accounting charge relating to the Retained Pre-UK IPO Shares is recorded to costs of services and general and administrative expense in the consolidated statement of operations. The table below represents the total expense relating to Retained Pre-UK IPO Shares recognized in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025		2024
Cost of services	$ 26,664	$	26,636
General and administrative expense	2,962		5,168
Total expense relating to Retained Pre-UK IPO Shares	**$ 29,626**	**$**	**31,804**

NOTE 11. POST-COMBINATION COMPENSATION CHARGE

The Company has acquired various companies from 2022 to 2025 for a combination of cash, shares of Company Common Stock and future contingent payments ("Acquisition Payments"). A portion of the Acquisition Payments are subject to vesting and/or claw back provisions that are directly linked to the continuing employment of certain individuals of the acquired companies ("Post-Combination Payments"). As a result, the Post-Combination Payments are being recognized as a charge for post-combination compensation over the period of the applicable vesting requirement or the period over which the claw back rights linked to employment lapse.

The Company analyzes post-combination obligations under the guidance of ASC Topic 480 *Distinguishing liabilities from equity* to determine if share-based instruments should be recorded as liabilities or within equity. Post-combination obligations of the Company that meet the criteria for liability classification are recorded to other liability in the consolidated balance sheets of the Company. Furthermore, the Company applies the guidance of ASC Topic 815 *Derivatives and hedging* to determine if liability instruments meet the criteria for derivative accounting.

The post-combination compensation charge recorded by the Company was $21.3 million for the year ended December 31, 2025 as compared to $11.6 million for the year ended December 31, 2024. The post-combination compensation charge is recorded in cost of services in the consolidated statements of operations and comprehensive loss. This amount consists of the following components:

	Year Ended December 31,		
	2025		2024
Additions to other liability	$ 7,514	$	4,028
Vesting of common stock	3,074		2,509
Amortization of prepaid post-combination compensation	8,987		5,062
Other adjustment	1,696		—
Total	**$ 21,271**	**$**	**11,599**

As of December 31, 2025, the unrecognized post-combination compensation charge was approximately $44.6 million, which is expected to be recognized over a weighted-average period of 2.5 years. The actual amount of Post-Combination Payments is subject to significant estimates and could change materially in the future.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The Company's potential future payments from its acquisitions exceed the liabilities recorded on the Company's consolidated balance sheets as the Company's potential future payments include components of post-combination compensation and contingent consideration. Contingent consideration is recorded as a liability on the consolidated balance sheets at its estimated fair value. The fair value calculation of the contingent consideration includes certain discount rates and other factors that impact the value of these liabilities (see Note 15). The calculated fair value is based on the total payments that the Company expects to pay in the future rather than the total maximum payments that it could be required to pay. Other liability consists of certain future payments that the Company could be required to make if various operating targets are achieved from acquisitions. The Company records post-combination expense over the vesting or claw-back period applicable for these future payments on a straight-line basis with the amount accrued recorded as other liability. The future earn-out payments that have vesting or claw-back rights tied to employment will reduce the amount of the other liability when paid.

The table below highlights the other liability and contingent consideration recorded on the Company's consolidated balance sheets (as discounted) compared to the undiscounted estimated payout and the maximum payout of cash and stock that could occur if all future contingent earn-out provisions from the acquisitions were achieved as of December 31, 2025:

	Total
Liabilities recorded on balance sheet, December 31, 2025:	
Other liability, current	$ 1,441
Other liability, long term	10,553
Contingent consideration, current	3,134
Contingent consideration, long term	9,864
Total liabilities recorded on balance sheet, December 31, 2025[1]	**$ 24,992**

	Estimated[3]	Maximum[4]
Undiscounted potential future payments[2]:		
Potential cash future payments:		
2026	$ 12,013	$ 17,516
2027	4,603	15,446
2028	22,750	22,750
2029	1,339	18,014
2030	3,928	10,000
Total potential cash future payments	$ 44,633	$ 83,726
Potential stock future payments [2]:		
2026	$ 4,600	$ 7,517
2027	1,661	6,907
2028	22,750	22,750
2029	775	11,010
2030	3,928	10,000
Total potential stock future payments[5]	$ 33,714	$ 58,184
Total potential future payments	**$ 78,347**	
Total liabilities recorded on balance sheet, December 31, 2025	24,992	
Total difference between future payments and reported liabilities	$ 53,355	

_____
(1)   At fair value
(2)   Includes estimate for future Pagefield payments based on December 12, 2025 exchange rate of GBP to USD
(3)   Management's estimate as of December 2025 of the future payments of cash and stock for earn-out payments
(4)   The maximum amount of future payments of cash and stock for earn-out payments
(5)   The monetary value of potential future payments are subject to the operating performance of the acquired business over the contractual earnout period and are not subject to changes in the fair value of the Company's common shares. The number of shares that could be required to be issued under the estimated and maximum payment scenarios above depend on the fair value of the Company's common shares. Based on the fair value of the Company's common shares at December 31, 2025, the maximum potential future stock payment would be 3,899,371 shares.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

NOTE 12. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the amounts due from related parties of approximately $0.3 million consists primarily of a receivable due from the sellers of TrailRunner. During the year ended December 31, 2025, the working capital loan with the sellers of TrailRunner was settled.

As of December 31, 2024, the amounts due from related parties of approximately $0.6 million include the amount related to a working capital loan and adjustments associated with the LPA acquisition. During the year ended December 31, 2025, the working capital loan and adjustments with LPA was settled.

During December 2021, the Company entered into a term note agreement ("2021 Note") with The Alpine Group, Inc. ("Alpine Inc"). The 2021 Note provided Alpine Inc with the ability to request a one-time borrowing of up to $0.8 million from the Company at any time prior to December 31, 2022. The purpose of the 2021 Note was to provide Alpine Inc with funds to cover certain federal and state income taxes to be owed by Alpine Inc in connection with the sale of shares of the Company's common stock in the UK IPO. During April 2022, the Company advanced $0.5 million to Alpine Inc in accordance with the terms of the 2021 Note. The interest rate on the 2021 Note is equal to the Prime Rate as published in the Wall Street Journal. The amount of accrued interest and interest revenue from the 2021 Note is not material. The 2021 Note requires an annual payment of accrued and unpaid interest on the last business day of December each year and through the maturity date of January 16, 2025. During February 2025, the 2021 Note plus accrued interest totaling approximately $0.5 million was repaid through the transfer of 63,356 shares of PPHC-Inc common stock from Alpine Inc to the Company, which shares have been retired.

During November 2023, the Company entered into term note agreements ("2023 Notes") with certain employees of the Alpine Group Partners, LLC totaling $1.8 million. The interest rate on the 2023 Notes was 7.5% and was subsequently reduced in 2024 to 4.45%. The notes are payable in annual installments of $0.4 million plus all accrued and unpaid interest beginning on November 1, 2024 with a maturity date of November 1, 2028 or the effective date of the termination of employment of the respective employee borrower for any reason, if earlier than the maturity date. As of December 31, 2025 and 2024, the 2023 Notes were recorded in notes receivable - related parties with $0.7 million and $0.4 million classified as a current asset and $0.5 million and $1.1 million, respectively, classified as a non-current asset. The amount of accrued interest and interest revenue from the 2023 Notes is not material.

On August 1, 2025, the Company issued a loan to employees in the amount of $0.5 million. The interest rate on the loan is 4.06%. The employee loan has a maturity date of August 1, 2030. As of December 31, 2025, $0.1 million is classified in notes receivable - related parties, current portion and $0.4 million the employee loan was recorded in notes receivable - related parties, long term.

NOTE 13. OMNIBUS INCENTIVE PLAN

In 2021, we adopted the Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), under which Options (both nonqualified options, and incentive stock options), stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, cash-based awards and dividend equivalent rights may be issued. An award may not be granted if the number of common shares committed to be issued under that award exceeds fifteen percent of the ordinary shares of the Company in issue immediately before that day, when added to the number of common shares which have been issued, or committed to be issued, to satisfy awards under the Omnibus Incentive Plan, or options or awards under any other employee share plan operated by the Company, granted in the five previous years.

As of December 31, 2025, the total amount of shares authorized by the Board of Directors under the Omnibus Plan was 3,776,164. During the years ended December 31, 2025 and 2024, the Company granted 62,588 and 85,000 Options to employees. In addition, during the year ended December 31, 2025, the Company granted 498,532 Restricted Stock Units ("RSUs") and 195,593 Restricted Stock Awards ("RSAs"). During the year ended December 31, 2024, the Company granted 586,000 RSUs and 140,748 RSAs. The stock options have a contractual term of ten years and vest three years after their issuance. The RSUs vest over a three-year period with one-third vesting each year after the grant date. The amortization of the fair value of share-based awards is recorded as an expense in long-term incentive program charges in the statement of operations.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The total long-term incentive program expense, net of forfeitures, is detailed in the following table:

| | Year Ended December 31, | |
	2025	2024
Options	$ 269	$ 550
RSUs	3,127	1,974
RSAs	2,394	1,260
SARs	1,296	378
Total	$ 7,086	$ 4,162

The table below represents the total expense relating to the long-term incentive program recognized in the consolidated statements of operations and comprehensive loss as follows:

| | Year Ended December 31, | |
	2025	2024
Cost of services	$ 6,039	$ 3,328
General and administrative expense	1,047	834
Total	$ 7,086	$ 4,162

As of December 31, 2025, total unrecognized compensation expense and the applicable weighted-average period for that expense to be recognized is as follows:

	Unrecognized compensation	Weighted average period
Options	$ 215	0.4 years
RSUs	5,686	0.8 years
RSAs	1,926	1.4 years
Total	$ 7,826	

Options

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows for the years ended December 31:

	2025	2024
Estimated dividend yield	4.0%	4.0% to 10.0%
Expected stock price volatility	40.0%	40.0%
Risk-free interest rate	4.2%	4.3% to 4.4%
Expected life of option (in years)	6.5	6.5
Weighted Average Grant Date Fair Value	$2.50	$1.25

The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term represents the average time that Options that vest are expected to be outstanding. Due to limited historical data, the Company calculates the expected life based on the midpoint between the vesting date and the contractual term, which is in accordance with the simplified method. The risk-free rate is based on the United States Treasury yield curve during the expected life of the option.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following summarizes the stock option activity for the years ended December 31, 2025 and 2024:

	Number of Shares	Weighted Average Exercise Price- (USD)[1]	Weighted Average Exercise Price- (GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2024	676,709	$ 10.75	£ 8.60	7.8
Granted	62,588	15.16	11.27	10.0
Exercised	—	—	—	—
Cancelled/Forfeited	(37,295)	13.18	9.80	—
Outstanding as of December 31, 2025	**702,002**	**11.33**	**8.42**	**6.9**
Exercisable as of December 31, 2025	**463,391**	**11.90**	**8.84**	**5.8**
Vested and expected to vest as of December 31, 2025	**702,002**	**$ 11.33**	**£ 8.42**	**6.9**

	Number of Shares	Weighted Average Exercise Price- (USD)[1]	Weighted Average Exercise Price- (GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2023	617,812	$ 11.05	£ 8.70	8.9
Granted	85,000	10.10	8.10	—
Exercised	—	—	—	—
Cancelled/Forfeited	(26,103)	10.70	8.55	—
Outstanding as of December 31, 2024	676,709	10.75	8.60	7.8
Exercisable as of December 31, 2024	10,000	11.00	8.80	—
Vested and expected to vest as of December 31, 2024	676,709	$ 10.75	£ 8.60	7.8

[1] The applicable exercise prices have been adjusted based on the applicable exchange rate of GBP to USD at the end of each period presented.

Option expense for the years ended December 31, 2025 and 2024 was approximately $0.3 million and $0.6 million, respectively.

The weighted average intrinsic value of stock options was $2.75 as of December 31, 2025.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Restricted Stock Units ("RSUs")

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each RSU granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows as for the years ended December 31:

	2025	2024
Estimated dividend yield	4.0%	10.0%
Expected stock price volatility	40.0%	40.0% to 50.0%
Risk-free interest rate	3.9% to 4.0%	4.5% to 5.1%
Expected life of option (in years)	1 to 3 years	1 to 3 years

Activity in the Company's non-vested RSUs was as follows for the years ended December 31, 2025 and 2024, respectively:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	869,330	$ 7.00
Granted	498,532	8.65
Vested	(329,137)	8.54
Cancelled/Forfeited	(46,993)	8.93
Nonvested as of December 31, 2025	991,732	$ 7.70
Nonvested as of December 31, 2023	445,000	7.05
Granted	586,000	7.05
Vested	(161,670)	7.45
Cancelled/Forfeited	—	—
Nonvested as of December 31, 2024	869,330	$ 7.00

RSU expense for the years ended December 31, 2025 and 2024, was approximately $3.1 million and $2.0 million, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Restricted Stock Awards ("RSAs")

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each RSA granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows for the years ended December 31:

	2025	2024
Estimated dividend yield	0.0%	0.0%
Expected stock price volatility	40.0%	40.0%
Risk-free interest rate	4.0%	5.1% to 5.2%
Expected life of option (in years)	1 year	1 year

Activity in the Company's non-vested RSAs was as follows:

	Number of RSAs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	479,491	$ 6.15
Granted	195,593	9.45
Vested	(263,176)	6.93
Cancelled/Forfeited	(3,624)	6.08
Nonvested as of December 31, 2025	408,284	$ 7.91
Nonvested as of December 31, 2023	437,789	5.95
Granted	140,748	7.15
Vested	(99,046)	6.70
Cancelled/Forfeited	—	—
Nonvested as of December 31, 2024	479,491	$ 6.15

RSA expense for the years ended December 31, 2025 and 2024, was approximately $2.4 million and $1.3 million, respectively.

Stock Appreciation Rights ("SARs")

SARs are not issued shares or committed shares to be issued and therefore do not count against the total number of shares that can be issued under the Omnibus Plan. Upon exercise of a SAR, the Company shall pay the grantee in cash an amount equal to the excess of the fair market value of a share of stock on the effective date of exercise in excess of the exercise price of the SAR. This cash settlement feature requires the SARs to be classified as a liability and remeasured at each reporting period. The SARs vest over a three-year period with one-third vesting each year after the grant date. The fair value of each SAR granted is estimated using a Black-Scholes option-pricing model and the fair value is adjusted at each reporting period. As of December 31, 2025 and 2024, the total liability recorded was $2.0 million and $0.7 million, respectively.

The fair value of the SARs was calculated as follows as of:

	December 31, 2025	December 31, 2024
Estimated dividend yield	4.0%	4.0%
Expected stock price volatility	42.0%	45.0%
Risk-free interest rate	3.5% to 3.6%	4.4% to 4.5%
Expected life of instrument (in years)	1.9 to 3.3 years	2.9 to 3.9 years
Weighted-average fair value per share	$ 6.60	$ 2.55

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Activity in the Company's SARs was as follows for the year ended December 31, 2025 and year ended December 31, 2024:

	Number of Shares		Weighted Average Exercise Price
Outstanding as of December 31, 2023	352,000	$	8.50
Granted	—		—
Exercised	—		—
Cancelled/Forfeited	(11,000)		8.35
Outstanding as of December 31, 2024	341,000	$	8.05
Granted	—		—
Exercised	—		—
Cancelled/Forfeited	(30,000)		8.98
Outstanding as of December 31, 2025	311,000		8.97
Exercisable as of December 31, 2025	207,337		8.97
Vested and expected to vest as of December 31, 2025	311,000	$	8.97

SAR expense for the years ended December 31, 2025 and 2024, was approximately $1.3 million and $0.4 million, respectively. The amount of the future expense for all SARs issued will depend upon the value of the Company's common stock and other factors at each future reporting date.

NOTE 14. INCOME TAXES

Net loss before provision for income taxes for the years ended December 31, 2025 and 2024 was:

	2025		2024
United States	$	(27,259)	$	(19,942)
Foreign		(7,343)		2,530
Net loss before income taxes	$	(34,602)	$	(17,412)

The components of income tax expense attributable to income before income taxes was a follows for the years ended December 31, 2025 and 2024:

	2025		2024
Current tax expense (benefit):			
Federal	$	5,438	$	5,588
State		2,343		2,251
Foreign		(757)		—
Total current tax expense (benefit)		7,024		7,839
Deferred tax expense (benefit):			
Federal		(2,389)		(1,252)
State		(790)		(216)
Foreign		554		174
Total deferred tax (benefit)		(2,625)		(1,294)
Total provision for income taxes	$	4,399	$	6,545

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The acquisitions of KP, Engage, Multistate, Doherty, Lucas Public Affairs, TrailRunner and Pine Cove were taxable asset acquisitions. As such, the purchase consideration for these acquisitions generated tax-deductible goodwill in the combined amount of approximately $94.2 million. A deferred tax asset has been recorded in relation to the excess of the tax deductible goodwill as compared to the GAAP carrying value of goodwill. Of the $94.2 million of tax deductible goodwill, approximately $50.6 million is

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

eligible for amortization during 2025. None of the goodwill recorded in connection with the Pagefield business combination is deductible for tax purposes.

As of December 31, 2025, there are no known items that would result in a material liability related to uncertain tax positions, as such, there are no unrecognized tax benefits. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions. There were no changes in uncertain tax positions during the 2025 reporting year.

The Company's 2022 to 2024 domestic income tax return years are open under the statute of limitations for examination by the taxing authorities. Additionally, the Company's income tax returns for Pagefield, TrailRunner UK, TrailRunner International Public Relations DMCC, and TrailRunner International Public Relations FZ for the years 2021 to 2024 are open under the statute of limitations for examination by the applicable taxing authorities. The Company had $0.2 million of foreign net operating losses that carry forward indefinitely. There were no federal or state net operating loss carryforwards as of December 31, 2025.

The Company recorded a valuation allowance of less than $0.1 million against the deferred tax asset related to foreign net operating losses as of December 31, 2025 because realization is not more likely than not based on available positive and negative evidence. The change in valuation allowance was less than $0.1 million as of December 31, 2025.

The Tax Cuts and Jobs Act of 2017 subjects a US shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. The Company has elected to account for GILTI in the year the tax is incurred. The Company recorded a GILTI inclusion of approximately $1.4 million and $0.6 million during the years ended December 31, 2025 and 2024, respectively.

On July 4, 2025, the US government enacted the One Big Beautiful Bill Act ("OBBBA"), which includes several changes to US federal income tax law including temporary and permanent extension of expiring provisions of the Tax Cuts and Jobs Act of 2017. Significant provisions for corporate taxpayers include permanent 100% bonus depreciation for qualified property, immediate expensing of domestic research & development expenditures, and changes to the limitation on business interest expense deductions under Section 163(j). None of these provisions had a material impact on the Company's 2025 income tax provision.

Significant components of the Company's deferred tax assets and liabilities are as follows as of December 31:

	2025	2024
Deferred tax assets:		
Other assets	$ 689	$ 318
Foreign net operating losses	35	1,087
Long term incentive plan RSUs	1,281	717
Foreign equity compensation and accrual	—	392
Goodwill	23,492	10,998
ASC 842 Lease liability	5,834	5,810
Valuation Allowance	(11)	—
Total deferred income tax assets	31,320	19,322
Deferred tax liabilities:		
Other	(151)	(183)
Intangible assets	(1,469)	(3,152)
Right of use asset	(5,100)	(4,949)
Total deferred income tax liabilities	(6,720)	(8,284)
Total net deferred tax asset	$ 24,600	$ 11,038

A reconciliation for the difference between actual income tax expense (benefit) compared to the amount computed by applying the statutory federal income tax rate to net loss before income tax for the year ended December 31, 2025 after the adoption of ASU 2023-09 is as follows:

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

	December 31, 2025	
	Amount	% of Pretax Earnings
Tax at US Federal Statutory Tax Rate	$ (7,264)	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect	1,061	(3.1)%
Foreign Tax Effects		
United Kingdom		
Statutory tax rate difference between UK and US	(293)	0.8 %
Nondeductible Goodwill Impairment	1,514	(4.4)%
Other	111	(0.3)%
United Arab Emirates		
Statutory tax rate difference between UAE and US	(8)	—
Other	11	—
Effect of Cross-Border Tax Laws	290	(0.8)%
Nontaxable or Nondeductible Items – US Federal Impact		
Prepaid post combination compensation expense	3,670	(10.60)%
Nondeductible share-based accounting charge	6,221	(18.00)%
Excess Tax Benefit – Equity Compensation	(539)	1.60 %
Bargain Purchase Gain	(571)	1.70 %
Other	185	(0.50)%
Other Adjustments	11	(0.10)%
Effective Tax Rate	**$ 4,399**	**(12.7)%**

The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Washington D.C., and Virginia.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory US federal income tax rate to income before income taxes for the year prior to the adoption of ASU 2023-09 is as follows:

	December 31, 2024	
	Amount	% of Pretax Earnings
Federal income tax benefit at statutory rate	$ (3,657)	(21.0)%
State income taxes, net of federal income tax benefit	(1,168)	(6.7)%
Nondeductible share-based accounting charge	8,541	49.1 %
Prepaid post-combination compensation expense	3,107	17.8 %
Foreign rate differential	101	0.6 %
Other	(379)	(2.2)%
Total provision for income taxes	**$ 6,545**	**37.6 %**

The amounts of cash income taxes paid (received) by the Company for the year ended December 31, 2025 were as follows:

Federal	$ 3,750
State and Local	2,508
Foreign (UK)	(319)
Income Taxes, net of amounts refunded	**$ 5,939**

90

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

NOTE 15. FAIR VALUE MEASUREMENT

The following table presents a summary of the Company's liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level as of December 31, 2025:

	Level 1	Level 2	Level 3
Other liabilities	$ —	$ —	$ 12,030
Contingent consideration	—	—	12,998
Total liabilities	**$ —**	**$ —**	**$ 25,028**

The following table presents a summary of the Company's liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level as of December 31, 2024:

	Level 1	Level 2	Level 3
Other liabilities	$ —	$ —	$ 4,880
Contingent consideration	—	—	10,896
Total liabilities	**$ —**	**$ —**	**$ 15,776**

The carrying values of cash, contract receivables, and accounts payable and accrued expenses at December 31, 2025 and December 31, 2024 approximated their fair value due to the short maturity of these instruments.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

Contingent Consideration

The fair value of contingent consideration from the Company's acquisitions were measured using Level 3 inputs.

The following table summarized the change in fair value, as determined by Level 3 inputs, for the contingent consideration using the unobservable Level 3 inputs for the year ended December 31, 2025 as follows:

Balance at December 31, 2024	$ 10,896
Cash and stock payout of contingent consideration	(582)
Change in fair value	5,147
Effect of currency translation adjustment	42
Other adjustment	(2,505)
Balance at December 31, 2025	**$ 12,998**

The following table summarized the change in fair value, as determined by Level 3 inputs, for the contingent consideration using the unobservable Level 3 inputs for the year ended December 31, 2024 as follows:

Balance at December 31, 2023	$ 6,920
Fair value at issuance	3,798
Cash and stock payout of contingent consideration	(1,709)
Change in fair value	1,910
Effect of currency translation adjustment	(23)
Balance at December 31, 2024	$ 10,896

The estimated fair value of contingent consideration is calculated by Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates.

Other Liabilities

The fair value of other liabilities, comprising of post-combination compensation obligations of the Company, relates to various acquisitions. The estimated fair value of other liabilities is calculated by Monte Carlo simulations utilize estimates

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates.

The following table summarized the change in fair value, as determined by Level 3 inputs, for the other liabilities using the Level 3 inputs for the year ended December 31, 2025 as follows:

Balance at December 31, 2024	$	4,880
Accretion of liability		8,490
Changes in other liabilities		(1,714)
Stock issued for settlement of other liability		342
Effect of currency translation adjustment		(3)
Other adjustment		35
Balance at December 31, 2025	$	**12,030**

The following table summarized the change in fair value, as determined by Level 3 inputs, for the other liabilities using the Level 3 inputs for the year ended December 31, 2024 as follows:

Balance at December 31, 2023	$	2,120
Accretion of other liability		3,742
Other liabilities		(982)
Balance at December 31, 2024	$	4,880

The Monte Carlo assumptions and inputs (which are Level 3 inputs) are as follows for the years ended December 31, 2025 and 2024 are as follows:

December 31, 2025

Significant Input	Weighted Average Input	Input Range
Discount rate for credit risk and time value	4.5%	4.4% to 4.8%
Discount rate for future profit after tax	15.1%	11.3% to 19.4%
Expected volatility of future annual profit after tax	29.0%	29.0%
Discount Rate Applicable to Future Annual EBITDA	15.0%	14.4% to 15.5%
Expected Volatility of Future Annual EBITDA	30.5%	29.0% to 32.0%
Forecasted growth rate	8.6%	0.9% to 17.1%

December 31, 2024

Significant Input	Weighted Average Input	Input Range
Discount rate for credit risk and time value	5.2%	5.2% to 5.4%
Discount rate for future profit after tax	16.4%	11.5% to 21.3%
Expected volatility of future annual profit after tax	31.0%	29.0% to 34.0%
Forecasted growth rate	8.9%	4.9% to 70.8%

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The Notes Payable of the Company are subject to a variable interest rate and as such, the carrying amount closely approximates the fair value of this instrument.

Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

NOTE 16. ACQUISITIONS

Lucas Public Affairs, Inc. ("LPA")

On May 1, 2024, the Company entered into an Asset Purchase Agreement ("LPA Agreement") and acquired certain assets and assumed certain liabilities of Lucas Public Affairs, Inc. ("Seller" or "LPA") through the creation of a wholly-owned subsidiary, Lucas Public Affairs, LLC ("LPA LLC"). At the closing of the transaction, the Company paid the Seller cash in the amount of $6.0 million ("LPA Closing Cash Payment") and issued 191,675 shares of the Company's common stock ("LPA Closing Share Payment") to Seller at an aggregate fair value of approximately $1.5 million, of which, all the shares have vesting requirements ("LPA Vesting Shares").

In addition, there are additional contingent payments that the Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the Seller is $9.8 million of cash and $4.7 million of stock ("LPA Seller Shares") for total additional consideration of up to $14.5 million. This combined with the closing payments already made could require total payments of up to $22.0 million to the Seller.

The LPA Agreement provides certain forfeiture provisions applicable to any future cash or share payments owed, which generally require the owners of the Seller ("LPA Owner") to remain employed by the Company for a certain period of time to receive the full amount of those future payments, although there are certain exceptions.

Reasons for the acquisition

The Company acquired LPA to expand the scope of its consulting services provided in respect of federal, state and local governments. Specifically, LPA provides significant complementary services to companies and organizations doing business in the state of California.

Purchase consideration

The Company determined that certain consideration provided to LPA in the LPA Agreement does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to LPA that are not subject to a vesting or claw back provision that is directly linked to the continued employment of LPA Owners. The total purchase consideration consisted of the following amounts:

LPA Closing Cash Payment	$	1,560
Contingent consideration		377
Total purchase consideration	**$**	**1,937**

The LPA Closing Cash Payment and contingent consideration allocated as purchase consideration consists of the amount of the LPA Closing Cash Payment and estimated fair value of future payments that are not subject to vesting or claw back provisions tied to continued employment.

Purchase price allocation

The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of May 1, 2024 based on their respective estimated fair values is summarized below:

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Customer relationships	$	1,151
Right of use assets		284
Tradename		1,021
Noncompete agreements		159
Deferred income tax asset		1,962
Lease liability		(284)
Net assets acquired		4,293
Less estimated purchase price		(1,937)
Gain on bargain purchase	$	2,356

The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results, anticipating future cash flows and discount rates. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of LPA LLC and the potential impact and probability of competition, assuming such noncompete agreements were not in place. The primary factors that contributed to the gain on bargain purchase recognized from the LPA acquisition include the requirement for the key employees of LPA to stay employees of the Company for a significant period of time. The weighted average amortization period for customer relationships is seven years, and noncompete agreements is five years.

The fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant Input	Range
Discount rate for credit risk and time value	5.2% to 5.4%
Discount rate for future profit after tax	15.7% to 16.4%
Expected volatility of future annual profit after tax	35.0% to 38.0%
Forecasted growth rate	9.5% to 13.4%

Pagefield Communications Limited ("Pagefield")

On June 7, 2024, the Company entered into a Share Purchase Agreement ("Pagefield Agreement") and acquired the stock of Pagefield Communications Limited ("Pagefield") from the owners of Pagefield ("Seller" or "Sellers") through the creation of a wholly-owned subsidiary, PPHC International Ltd. ("PPHC LTD"). At the closing of the transaction, the Company paid the Sellers cash in the amount of 15.0 million GBP, which was approximately $19.2 million USD ("Pagefield Closing Cash Payment") and issued 179,528 shares of the Company's common stock ("Pagefield Closing Share Payment") to Sellers at an aggregate fair value of approximately $1.4 million.

In addition, there are additional contingent payments that the Sellers can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the Sellers is up to 13.8 million GBP, which includes up to 8.8 million GBP subject to future vesting and clawback provisions. The additional contingent consideration combined with the closing payments already made could require total payments of up to 30.0 million GBP to the Sellers.

The Pagefield Agreement provides certain vesting and forfeiture provisions applicable to a portion of the future cash or share payments owed. These provisions are specifically designated toward the continued employment of one of the Sellers ("Restricted Owner"). The Restricted Owner is required to remain employed by the Company for a certain period of time to receive the full amount of those future payments. There are certain exceptions to the forfeiture provisions if termination of employment occurs under certain permitted events ("Pagefield Acceleration Event") as defined in the Pagefield Agreement. If the Restricted Owner's employment is terminated as a result of a Pagefield Acceleration Event, a percentage of the unvested Restricted Owner Shares shall become fully vested.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Reasons for the acquisition

The Company acquired Pagefield to expand the geographic scope of its consulting services. Specifically, Pagefield provides services to companies and organizations doing business in the United Kingdom ("UK") while interacting with the UK government.

Purchase consideration

The Company determined that certain consideration provided to Pagefield in the Pagefield Agreement does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to Pagefield that are not subject to a vesting or claw back provision that is directly linked to the continued employment of one of the Sellers. The total purchase consideration consisted of the following amounts:

Pagefield Closing Cash Payment	$	19,209
Pagefield Closing Share Payment		1,443
Contingent consideration		3,403
Total purchase consideration	$	**24,056**

The contingent consideration allocated as purchase consideration consists of the amount of the estimated fair value of the projected future payments that are not subject to vesting or claw back provisions tied to continued employment.

Purchase price allocation

The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of June 7, 2024, based on their respective estimated fair values is summarized below:

Cash acquired	$	1,055
Contract receivables		1,128
Other current assets		2,260
Property and equipment		31
Customer relationships		5,184
Tradename		1,549
Noncompete agreements		954
Accounts payable and accrued expenses		(2,721)
Other current liabilities		(463)
Deferred income tax liability		(1,701)
Net assets acquired		7,276
Less estimated purchase price		(24,056)
Goodwill[1]	$	**(16,779)**

_____

(1) Based on the exchange rate in effect at the acquisition date

The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results and discount rates. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of Pagefield and the potential impact and probability of competition, assuming such noncompete agreements were not in place. The weighted average amortization period for customer relationships is seven years, and noncompete agreements is three years.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant Input	Range
Discount rate for credit risk and time value	5.3% to 5.9%
Discount rate for future profit after tax	12.0% to 12.4%
Expected volatility of future annual profit after tax	34.0% to 37.0%
Forecasted growth rate	9.1% to 9.5%

Supplemental Unaudited Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the business acquisitions that occurred during the year ended December 31, 2024 (Pagefield and Lucas), as if they occurred as of January 1, 2023. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time. Pro forma revenue and net income amounts are as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Revenue	$ 154,552	$ 149,884
Net income	$ (22,900)	$ (12,409)

Revenue attributable to LPA and Pagefield, included within the consolidated statements of operations for the year ended December 31, 2024, was $7.8 million. Net income attributable to Lucas and Pagefield, included within the consolidated statements of operations for the year ended December 31, 2024, was $2.9 million.

TrailRunner

On January 24, 2025, the Company entered into a binding agreement ("TrailRunner Agreement") to acquire TrailRunner International LLC and its wholly-owned subsidiaries (collectively, the "TrailRunner Seller" or "TrailRunner"), a Texas headquartered global strategic communications advisory firm. At the closing of the transaction, the Company agreed to pay the TrailRunner Seller cash in the amount of approximately $28.2 million and issue 593,228 shares of the Company's common stock to the TrailRunner Seller at an aggregate fair value of approximately $5.2 million.

In addition, there are additional contingent payments that the TrailRunner Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the TrailRunner Seller is $37.0 million. Although the Company remitted the funds to the TrailRunner Seller on March 31 2025, the effective date of the transaction was April 1, 2025.

Reasons for the acquisition

The Company acquired TrailRunner to expand the Company's ability to provide a distinct suite of corporate communication capabilities and enhance its global footprint. TrailRunner has eight office locations across the United States, United Kingdom, Middle East, and Asia.

Accounting for the acquisition

The acquisition of TrailRunner was accounted for as a business combination and reflects the application of acquisition accounting in accordance with ASC 805, *Business Combinations* ("ASC 805"). The acquired assets, including identifiable intangible assets and liabilities assumed, have been recorded at their estimated fair values.

Purchase consideration

The Company determined that certain consideration provided to TrailRunner does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to TrailRunner that are not subject to a vesting or claw back

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

provision that is directly linked to the continued employment of the TrailRunner Seller. The total purchase consideration consisted of the following amounts:

Cash paid	$	18,607
Common stock issued		1,190
Total	**$**	**19,797**

Purchase price allocation

The Company recognized a bargain purchase gain of $1.3 million in connection with the acquisition of TrailRunner, representing the excess of the fair value of identifiable net assets acquired over the aggregate amount transferred. In accordance with ASC 805 - business combinations, the Company reassessed the identification and measurement of the assets acquired and liabilities assumed prior to recognizing the gain. The primary factors that contributed to the gain on bargain purchase recognized from the TrailRunner acquisition include the requirement for the key employees of TrailRunner to stay employees of the Company for a significant period of time. The purchase price allocation was finalized as of December 31, 2025.

The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of April 1, 2025, based on their respective estimated fair values is summarized below:

Cash acquired	$	85
Accounts receivable		758
Other current assets		172
Property and equipment		27
Right of use asset		1,806
Customer relationships		7,796
Tradename		2,760
Noncompete agreements		786
Deferred tax asset		9,118
Accounts payable and accrued expenses		(372)
Operating lease liability		(1,806)
Net assets acquired		21,130
Less estimated purchase price		(19,797)
Gain on bargain purchase	**$**	**1,333**

The fair value of the identified definite-lived intangible assets was as follows:

Definite-lived intangible assets	Weighted-average useful life (in years)	Amount	
Customer relationship	7.0	$	7,796
Noncompete agreements	5.0	$	786

The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results and discount rates. The fair value of the trade names was determined using the relief from royalty method. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of TrailRunner and the potential impact and probability of competition, assuming such noncompete agreements were not in place.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Pine Cove

On July 11, 2025, the Company entered into an Asset Purchase Agreement ("APA") with Pine Cove Capital, LLC, a strategic advisory and government relations business serving clients in technology, energy, digital health, and financial services. The transaction was structured as an asset purchase, with Purchaser acquiring substantially all operating assets of Seller, including tangible assets, intellectual property, client contracts, and goodwill, while assuming certain specified liabilities. At the closing of the transaction, the Company agreed to pay the Pine Cove Seller cash in the amount of approximately $2.6 million and issue 42,829 shares of the Company's common stock to the Pine Cove Seller at an aggregate fair value of approximately $0.5 million.

In addition, there are additional contingent payments that the Pine Cove Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the Pine Cove Seller is $10.0 million. The transaction closed effective August 1, 2025 (the "Closing Date" or "Acquisition Date").

Reasons for the acquisition

The Company acquired Pine Cove to continue the Company's expansion into certain key US state capitals, complementing the Company's federal capabilities with best-in-class local market expertise. Texas, as one of the largest state economies and most consequential for public policy activities, has long been a stated priority for local government relations expansion.

Accounting for the acquisition

The acquisition of Pine Cove was accounted for as a business combination and reflects the application of acquisition accounting in accordance with ASC 805, *Business Combinations* ("ASC 805"). The acquired assets, including identifiable intangible assets and liabilities assumed, have been recorded at their estimated fair values.

Purchase consideration

The Company determined that certain consideration provided to Pine Cove does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to Pine Cove that are not subject to a vesting or claw back provision that is directly linked to the continued employment of the Pine Cove Seller. The total purchase consideration consisted of the following amounts:

Cash paid	$	2,550
Common stock issued		95
Total	**$**	**2,645**

Purchase price allocation

The Company recognized a bargain purchase gain of $0.7 million in connection with the acquisition of Pine Cove, representing the excess of the fair value of identifiable net assets acquired over the aggregate amount transferred. In accordance with ASC 805 - business combinations, the Company reassessed the identification and measurement of the assets acquired and liabilities assumed prior to recognizing the gain. The primary factors that contributed to the gain on bargain purchase recognized from the Pine Cove acquisition include the requirement for the key employees of Pine Cove to stay employees of the Company for a significant period of time. The purchase price allocation was finalized as of December 31, 2025.

The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of August 1, 2025, based on their respective estimated fair values is summarized below:

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Customer relationships		$	1,621
Tradename			268
Noncompete agreements			402
Deferred tax asset			1,063
Net assets acquired			3,354
Less estimated purchase price			(2,645)
Gain on bargain purchase		**$**	**710**

The fair value of the identified definite-lived intangible assets was as follows:

Definite-lived intangible assets	Weighted-average useful life (in years)		Amount
Customer relationship	7.0	$	1,621
Noncompete agreements	5.0	$	402

The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results and discount rates. The fair value of the trade names was determined using the relief from royalty method. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of Pine Cove and the potential impact and probability of competition, assuming such noncompete agreements were not in place.

Supplemental Unaudited Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the business acquisitions that occurred during the year ended December 31, 2025 (TrailRunner and Pine Cove), as if they occurred as of January 1, 2024. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time. Pro forma revenue and net income amounts are as follows for the years ended December 31, 2025 and 2024:

		2025		2024
Revenue	$	195,727	$	175,535
Net Loss	$	(38,333)	$	(21,886)

Revenue attributable to TrailRunner and Pine Cove, included within the consolidated statements of operations for the year ended December 31, 2025, was $23.1 million. Net income attributable to TrailRunner and Pine Cove, included within the consolidated statements of operations for the year ended December 31, 2025, was $0.3 million.

NOTE 17. SEGMENT REPORTING

The Company determined that its business is conducted across three reportable segments as of December 31, 2025 as follows: Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services.

• *Government Relations Consulting* services (which is also commonly referred to as "lobbying") include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and in the United Kingdom through our offices in London;

• *Corporate Communications & Public Affairs Consulting* services include policy communications, crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing, across the United States and internationally through our offices in London, Shanghai, Abu Dhabi, and Dubai; and

• *Compliance and Insights Services* include lobbying compliance services and legislative tracking.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The Chief Operating Decision Maker ("CODM"), being its Chief Executive Officer, is not regularly provided assets on a segment basis since it is not used to allocate resources and assess performance for each of the segments; therefore, total segment assets have not been disclosed. In addition, for the years ended December 31, 2025 and 2024, revenues in each of the three segments were primarily attributable the United States operations as there were no other countries from which the Company derived segment revenues that exceeded 10% of that segment.

The following tables present segment information by revenues, significant expenses consisting of staff costs and non-staff costs by segment and Adjusted Pre-Bonus EBITDA by segment, and a reconciliation to the consolidated net loss before income taxes for each of the years ended December 31, 2025 and 2024.

For the years ended months ended December 31, 2024, the segment information has been recast to conform to the 2025 segment information.

	Year Ended December 31, 2025			
	Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services	Total
Revenue	$ 108,495	$ 65,050	$ 12,996	$ 186,541
Costs and expenses:				
Staff costs by segment	50,175	37,377	5,124	92,676
Non-staff costs by segment	9,780	8,863	761	19,404
Segment Adjusted Pre-Bonus EBITDA	$ 48,540	$ 18,810	$ 7,111	74,461
Reconciliation to net loss before income taxes:				
Unallocated bonuses				(16,716)
Unallocated corporate level expenses				(13,181)
Depreciation				(192)
Share-based accounting charge				(29,626)
Post-combination compensation charges				(21,271)
Long term incentive program charges				(7,086)
Change in contingent consideration				(5,147)
Loss on impairment of intangible assets	(1,850)	(1,040)	—	(2,890)
Loss on impairment of goodwill	(4,760)	(1,459)	—	(6,219)
Amortization of intangibles				(6,046)
Loss from operations				(33,913)
Gain on bargain purchase				2,043
Interest, net				(3,321)
Other income, net				589
Net loss before income taxes				(34,602)
Income tax expense				4,399
Net loss after income taxes				$ (39,001)

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

	Year Ended December 31, 2024			
	Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services	Total
Revenue	$ 102,464	$ 36,405	$ 10,694	$ 149,563
Costs and expenses:				
Staff costs by segment	47,342	23,419	4,893	75,654
Non-staff costs by segment	8,173	5,203	702	14,078
Segment Adjusted Pre-Bonus EBITDA	$ 46,949	$ 7,783	$ 5,099	59,831
Reconciliation to net loss before income taxes:				
Unallocated bonuses				(10,375)
Unallocated corporate level expenses				(13,327)
Depreciation				(136)
Share-based accounting charge				(31,804)
Post-combination compensation charges				(11,599)
Long term incentive program charges				(4,162)
Change in contingent consideration				(1,910)
Amortization of intangibles				(4,671)
Loss from operations				(18,153)
Gain on bargain purchase				2,464
Interest, net				(1,723)
Net loss before income taxes				(17,412)
Income tax expense				6,545
Net loss after income taxes				$ (23,957)

NOTE 18. STOCKHOLDERS' EQUITY

As of December 31, 2025, the authorized capital of the Company consists of 1,100,000,000 shares of capital stock, $0.001 par value per share, of which 1,000,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. The Company's stockholders include holders of fully vested Common Stock, unvested pre-UK IPO Shares, unvested Restricted Stock Awards, and unvested Common Stock issued in connection with business acquisitions. Each share of Common Stock, whether vested or unvested, carries one vote on matters submitted to stockholders and entitles the holder to nonforfeitable dividend rights on a per-share basis. Holders of all types of unvested Common Stock are not contractually obligated to fund Company losses. There are no shares of preferred stock outstanding. During May 2025 and October 2025, the Company issued dividends of $0.235 and $0.115 per share, respectively. During May 2024 and October 2024, the Company issued dividends of $0.485 and $0.235 per share, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Restricted Shares

The Company has issued unvested restricted common stock as consideration for business combinations and as compensation to employees (collectively "Restricted Shares"). The holders of Restricted Shares hold the right to vote and a non-forfeitable right to dividends paid. The Company's Restricted Shares are as follows as of December 31:

	Year Ended December 31,	
	2025	**2024**
KP Closing Share Payment	**36,980**	73,959
KP Earnout Shares	**7,893**	24,539
KP Interim payment shares	**35,011**	—
Engage Restricted Shares	**—**	32,487
MS Closing Vesting Shares	**131,554**	263,109
MS First Interim Vesting Shares	**55,760**	111,520
Lucas Public Affairs Closing Shares	**191,674**	191,675
Alpine Inc. restricted stock awards	**213,232**	342,231
TrailRunner Restricted Shares	**458,313**	—
Pine Cove Restricted shares	**33,835**	—
Other restricted shares	**209,374**	177,626
Total restricted Shares	**1,373,626**	1,217,146

The total fair value Restricted Shares and RSUs that vested during the years ended December 31, 2025 and 2024 was $11.4 million and $5.0 million, respectively.

NOTE 19. SUBSEQUENT EVENTS

On January 29, 2026, the Company consummated its initial public offering ("IPO") of 4,150,000 shares the Company's Common Stock, comprising 3,400,000 newly issued shares of Common Stock and 750,000 shares of existing Common Stock (together the "Shares") sold by, respectively, the Company and certain shareholders of the Company (the "Selling Stockholders"). The Shares were sold at a price of $12.25 per Share, generating gross proceeds to the Company of $41.7 million and gross proceeds to the Selling Stockholders of $9.2 million. On March 2, 2026, the Company announced the issue of 342,500 new shares of Common Stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the Company's IPO and admission to the Nasdaq Global Market in January 2026.

In connection with the IPO, the Company entered into an underwriting agreement (the "Underwriting Agreement"), dated January 27, 2026, by and among the Company, the selling stockholders listed therein and Oppenheimer & Co. Inc. and Canaccord Genuity LLC, as representative of the underwriters, a form of which was previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-290834) initially filed with the SEC on October 10, 2025, and subsequently amended (as amended, the "Registration Statement"). The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, certain other obligations of the parties and termination provisions.

On March 20, 2026, the Company entered into a binding agreement to acquire all of the outstanding shares of Westminster Policy Partners Limited, a leading UK public affairs and economics consultancy. The acquisition is expected to close on April 1, 2026 for a combination of cash and shares.

The first stock-based compensation units under the Omnibus incentive Plan were issued in 2022. On September 29, 2025, our board of directors approved an amendment (the "2025 Amendment") to our Omnibus Incentive Plan, which became effective on January 26, 2026. Key terms of the Omnibus Incentive Plan, as so amended, and of certain grant agreements thereunder are summarized in our Form S-1/A#5 as filed on January 23, 2026.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Upon the recommendation of our audit committee, we engaged Forvis Mazars, LLP on July 13, 2024 as the Company's independent external (statutory) auditors for the year ending December 31, 2024. In connection with this appointment, in July 2024, upon the recommendation of our audit committee, we terminated the engagement of MN Blum, LLC ("MN Blum") as our component auditor and terminated the engagement of Crowe U.K. LLP ("Crowe UK") as our statutory auditor for the year ended December 31, 2024.

Neither MN Blum nor Crowe UK prepared reports on our financial statements for the years ended December 31, 2025 and 2024.

No report by MN Blum or Crowe UK on our financial statements for the years ended December 31, 2023, or for any subsequent interim period, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and there were no disagreements with respect to any such period with MN Blum or Crowe UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MN Blum or Crowe UK, respectively, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report for such period.

There were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K for such years and subsequent interim period through July 13, 2024.

In accordance with Item 304(a)(3) of Regulation S-K, we have provided MN Blum and Crowe UK with a copy of our Annual Report on Form 10-K and requested that each of MN Blum and Crowe UK furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein.

During the fiscal years ended December 31, 2023 and during the interim period through July 13, 2024, neither the Company nor anyone on its behalf consulted with Forvis Mazars, LLP regarding either (1) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Forvis Mazars, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K are effective at a reasonable assurance level in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. While our disclosure controls and procedures are designed to provide reasonable assurance of their effectiveness, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

As previously disclosed, when preparing the December 31, 2024 financial statements, we identified a material weakness in our internal control over financial reporting. Specifically, we determined that certain aspects of our control environment were not operating at the level of effectiveness required, in part due to an insufficient complement of qualified technical accounting and financial reporting personnel to consistently perform control activities, in particular those involving complex and/or non-routine transactions.

Throughout the current year, management implemented remediation actions to address this material weakness, including expanding and improving review processes, improving access to technical accounting resources, and supplementing the team with additional personnel possessing relevant experience and training. Despite these remediation efforts during the current fiscal year, management identified additional control deficiencies related to the accounting for certain transactions that, while more routine in nature than those previously identified, still required an appropriate level of judgment, technical analysis and review. These deficiencies indicate that the material weakness identified in the prior year has not been fully remediated.

We are continuing the process of developing and executing further remediation action items to address these current and historical material weaknesses.

Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting.

Other than the remediation measures in regard to the material weakness mentioned above, there were no changes to our internal controls over financial reporting during the year ended December 31, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated by reference to the Company's definitive Proxy Statement for it 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") to be filed with the SEC within 120 days of December 31, 2025 under the captions "Our Board of Directors and Corporate Governance" and "Executive Officers".

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the 2026 Proxy Statement under the captions "Executive Compensation" and "Director Compensation".

Clawback Policy

The Board adopted a clawback policy (the "Clawback Policy") effective as of September 29, 2025. A copy of the Clawback Policy is filed as Exhibit 97.1 hereto.

During 2025, the Company determined that previously filed interim and annual financial statements had a material error in its earnings per share calculation resulting from the inclusion of certain unvested Pre-UK IPO shares in the basic earnings per share calculation and the Company was also not appropriately applying the two-class method to calculate Basic and Diluted earnings per share in accordance with ASC 260, Earnings Per Share. As a result, earnings per share calculations were restated for the year ended December 31, 2024. Accordingly, the Company conducted a recovery analysis of incentive-based compensation received by its executive officers during the relevant period that would be applicable under Exchange Act rules. The Company concluded that no recovery was required, noting that the Clawback Policy was not in effect at the time the restatement was effected, and, even if it the Clawback Policy had been in effect, the restatements would not have required any clawbacks.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the 2026 Proxy Statement under the caption "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management".

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the 2026 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Director Independence".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the 2026 Proxy Statement under the caption "Audit Fees".

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are included as part of this Annual Report on Form 10K.

1.   Consolidated Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8, of this Annual Report on Form 10-K.

2.   Financial Statement Schedules

All financial statement schedules have been omitted because they are not required or are not applicable, not material, or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K.

3.   Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below:

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
3.1	Second Amended and Restated Certificate of Incorporation of Public Policy Holding Company, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
3.2	Amended and Restated Bylaws of Public Policy Holding Company, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.1	Employment Agreement of George Stewart Hall (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.2	Employment Agreement of Roeland Smits (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.3	Employment Agreement of Neal Strum (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.4	Employment Agreement of Jeffrey Forbes (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.5	Employment Agreement of Daniel Tate (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.6	Consulting Agreement of William Chess (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.7	Appointment Agreement of Simon Lee (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.8	Appointment Agreement of Kimberly White (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.9	Appointment Agreement of Benjamin Ginsberg (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.10	Form of Appointment Agreement of Charles D. Brown (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).

10.11	Form of Appointment Agreement of Kathleen L. Casey (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.12	Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.13	First Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated April 30, 2024 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.14	Second Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated June 6, 2024 (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.15	Third Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated January 24, 2025 (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
10.16†	Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan.
10.17†	Amendment No. 1 to Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan.
10.18†	Amendment No. 2 to Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan.
10.19†	Amended and Restated Public Policy Holding Company 2021 Omnibus Incentive Plan.
16.1	Letter of MN Blum LLC regarding change in certifying accountant.
16.2	Letter of Crowe U.K. LLP regarding change in certifying accountant.
19.1	Securities Trading Policy.
21.1	Subsidiaries of Public Policy Holding Company, Inc. (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1, filed with the SEC on October 10, 2025, File No. 333-290834).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy.
101	The following financial information from PPHC, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	Signature	Title	Date
	/s/ George Stewart Hall	Chief Executive Officer	March 31, 2026
	Name: George Stewart Hall	(Principal Executive Officer)	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George Stewart Hall George Stewart Hall	Chief Executive Officer (Principal Executive Officer)	March 31, 2026
/s/ Roeland Smits Roeland Smits	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	March 31, 2026
/s/ Keenan Austin Reed Keenan Austin Reed	Executive Director	March 31, 2026
/s/ Zachary Williams Zachary Williams	Executive Director	March 31, 2026
/s/ Simon Lee Simon Lee	Non-Executive Director (Chairperson)	March 31, 2026
/s/ Charles D. Brown Charles D. Brown	Non-Executive Director	March 31, 2026
/s/ Kathleen L. Casey Kathleen L. Casey	Non-Executive Director	March 31, 2026
/s/ Benjamin Ginsberg Benjamin Ginsberg	Non-Executive Director	March 31, 2026
/s/ Kimberly White Kimberly White	Non-Executive Director	March 31, 2026

AMENDMENT NO. 1
TO THE PUBLIC POLICY HOLDING COMPANY, INC. 2021 OMNIBUS INCENTIVE PLAN

THIS AMENDMENT NO. 1 TO THE PUBLIC POLICY HOLDING COMPANY, INC. 2021 OMNIBUS INCENTIVE PLAN (the "LTIP Amendment") is effective as of May 9, 2024 (the "Effective Date").

WHEREAS, the Remuneration Committee of the Board of Directors of Public Policy Holding Company, Inc., a Delaware corporation (the "Board"), has reviewed, approved and recommended to the Board that the Board ratify, approve and adopt, and the Board has reviewed, ratified, approved and adopted, this LTIP Amendment effective as of the Effective Date:

1. Section 3(a) (Stock Issuable) of the Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan (the "LTIP") is hereby amended by deleting the first sentence thereof and replacing it with the following:

"An Award must not be granted if the number of Shares committed to be issued under that Award exceeds 15 percent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company, granted in the previous five years, as adjusted pursuant to the third sentence of this paragraph and Section 3(c)."

2. The LTIP, as amended by this LTIP Amendment, shall continue in full force and effect in accordance with its terms. In the event there are any conflicts between the terms of the LTIP and this LTIP Amendment, this LTIP Amendment shall control.

Exhibit 10.19

PUBLIC POLICY HOLDING COMPANY, INC.
AMENDED AND RESTATED 2021 OMNIBUS INCENTIVE PLAN

Effective January 26, 2026

SECTION 1. <u>GENERAL PURPOSE OF THE PLAN; DEFINITIONS</u>

The Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan (the "Prior Plan") was originally adopted by the Board on December 8, 2021 and approved by the sole shareholder of Public Policy Holding Company, Inc. (the "Company") on December 9, 2021. The Prior Plan is hereby amended, restated and superseded in its entirety as set forth herein (the "Plan"), effective as of the Effective Date, subject to approval of the Board. The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of the Company and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" means the entity that conducts the general administration of the Plan as provided in Section 2. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 2(c), or as to which the Board has assumed, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

"*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

"Award" or *"Awards,"* except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

"Award Agreement" means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

"Board" means the Board of Directors of the Company.

Exhibit 10.19

"Cash-Based Award" means an Award entitling the recipient to receive a cash-denominated payment.

"Cause" has the meaning set forth in the grantee's Award Agreement, or if none, the meaning set forth in the grantee's employment agreement, or if none, "Cause" means (a) willful misconduct or gross negligence in the performance of the grantee's duties to the Company; (b) willful and repeated failure to follow the lawful directives of the Board or Chief Executive Officer; (c) indictment for, conviction of, or pleading of guilty or nolo contendere to, a felony or any crime resulting in reputational or financial harm to the Company; (d) performance of any act of theft, embezzlement, fraud, or misappropriation of Company property; (e) use of illegal drugs, or abuse of alcohol that materially impairs the grantee's ability to perform the grantee's duties to the Company; (f) material breach of any fiduciary duty owed to the Company (including, without limitation, the duty of care and the duty of loyalty); (g) material breach of any agreement between the grantee and the Company; (h) material violation of the Company's code of conduct or other written policy; or (i) prohibition from serving in the lobbying industry or serving as an officer of the Company.

"Change in Control" means, except to the extent otherwise provided in an Award Agreement, the first to occur of the following events after the grant date: (a) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more individuals or entities ("Persons") that are not, immediately prior to such sale, transfer or other disposition, directly or indirectly through one or more intermediaries, controlling, controlled by, or under common control with, the Company (a "COC Affiliate"); (b) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than the Company or any COC Affiliate, or any employee benefit plan sponsored or maintained by the Company (or its COC Affiliates)) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of the common stock of the Company; (c) the merger or consolidation of the Company, as a result of which Persons who were stockholders of the Company immediately prior to such merger or consolidation, do not, immediately thereafter, own, directly or indirectly, a majority of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company; (d) the liquidation or dissolution of the Company other than a liquidation or dissolution for the purposes of effecting a corporate restructuring or reorganization as a result of which Persons who were stockholders of the Company immediately prior to such liquidation or dissolution continue to own immediately thereafter, directly or indirectly, a majority of the combined voting power entitled to vote generally in the election of directors of the entity that owns, directly or indirectly, substantially all of the assets of the Company following such transaction; or (v) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of such appointment or election.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.
"*Committee*" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 2(a).

Exhibit 10.19

"Consultant" means a consultant or adviser who may be offered securities registrable pursuant to a registration statement on Form S-8 of the Act, specifically, (a) is a natural person, and (b) provides *bona fide* services to the Company or an Affiliate other than in connection with the offer of securities in a capital-raising transaction or the direct or indirect promotion or maintenance of a market for the Company's securities.

"Disability" has the meaning set forth in the grantee's Award Agreement, or if none, the meaning set forth in the grantee's employment agreement, or if none, that the grantee is determined to be disabled under Company-provided long-term disability coverage, or if none, "Disability" means that the grantee, as a result of illness or incapacity, is unable to perform substantially his or her required duties for a period of four (4) consecutive months or for any aggregate period of six (6) months in any twelve (12) month period.

"Dividend Equivalent Right" means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

"Effective Date" means the day immediately prior to the Company's Registration Date.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" of the Stock, on any given date, shall be determined by the Administrator as follows (a) if the Stock is listed on any established stock exchange, its Fair Market Value will be determined by reference to the price for such Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in *The Wall Street Journal* or another source the Administrator deems reliable (for purposes of this clause (a), Nasdaq shall be the primary exchange used for pricing purposes, however, the Committee in its discretion may use the pricing on the London AIM exchange if they deem that to be appropriate); (b) if the Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in *The Wall Street Journal* or another source the Administrator deems reliable; or (c) if there is no established market for the Stock, the Administrator will determine the Fair Market Value in its discretion. Fair Market Value shall be determined in a manner consistent with Section 422 of the Code (if applicable) or Section 409A of the Code (if applicable).

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary, who meets the requirements under Rule 16b-3.
"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 5.

"Registration Date" means the date on which the Company's registration statement under Section 12(b) of the Exchange Act is declared effective by the SEC under the Act.

"Restricted Shares" means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company's right of repurchase.

"Restricted Stock Award" means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Restricted Stock Units" means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, or any successor to Rule 16b-3, as in effect from time to time.

"*Sale Price*" means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Change in Control.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Service Relationship" means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual's status changes from full-time employee to part-time employee or Consultant).

"Stock" means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

"Ten Percent Owner" means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.
"Unrestricted Stock Award" means an Award of shares of Stock free of any restrictions.

Exhibit 10.19

Exhibit 10.19

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)   Administration of Plan. The Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall administer the Plan (except as otherwise permitted herein) and, unless otherwise determined by the Board, shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, in accordance with the requirements of Rule 16b-3; provided that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 2(a), Rule 16b-3, or otherwise provided in any charter of the Committee. Notwithstanding any other provision of this Plan, the Board of Directors may exercise any and all powers of the Committee with respect to this Plan.

(b)   Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)   to select the individuals to whom Awards may from time to time be granted;

(ii)   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)   to determine the number of shares of Stock or amount of cash to be covered by any Award;

(iv)   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v)   to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)   subject to the provisions of Section 5(c) and Section 409A, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised; and

(vii)   at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

Exhibit 10.19

All decisions and interpretations of the Administrator shall be final, binding and conclusive on all persons, including the Company and Plan grantees.

(c)   Delegation of Authority to Grant Awards. Subject to applicable law, and except with respect to Awards intended to comply with Rule 16b-3, the Administrator, in its discretion, may delegate to one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator's authority and duties with respect to the granting of Awards. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d)   Award Agreement. Each Award under the Plan shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)   Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's articles or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law, or any applicable United Kingdom law.

Exhibit 10.19

SECTION 3. <u>STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION</u>

(a)   <u>Stock Issuable</u>. Subject to adjustment in accordance with Section 3(c), no more than 5,719,005[1] Shares shall be available for the grant of Awards under the Plan. The amount in the preceding sentence reflects the 3,119,005[2] Shares underlying outstanding Awards as of the Effective Date 15,594,598[3] Shares prior to the October 2, 2025 1:5 reverse split ("Pre-Reverse Split Shares")), plus an additional 2,600,000 Shares (13,000,000 Pre-Reverse Split Shares). The maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed 2,164,801 Shares (10,824,005 Pre-Reverse Split Shares), which represents ten percent (10%) of the number of issued and outstanding shares of Stock as of the date on which the Company gained admission to the AIM market of the London Stock Exchange, subject to adjustment as provided in Section 3(c). Shares of Stock underlying any awards under the Plan that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock, treasury shares or shares of Stock reacquired by the Company.

(b)   <u>Substitute Awards</u>. Awards may, in the sole discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or Subsidiary or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the shares of Stock available for issuance under the Plan; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the number of shares of Stock that may be issued as Incentive Stock Options. Subject to applicable stock exchange listing requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count against the number of shares of Stock available for issuance under the Plan.

<u>Changes in Stock</u>.   Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares

---

[1] <u>Reverse-split adjusted</u> number of shares underlying outstanding awards as of the Effective Date of the restatement, PLUS 2,600,000

[2] <u>Reverse-split adjusted</u> number of shares underlying outstanding awards as of the Effective Date of the restatement.

[3] <u>NON-reverse-split adjusted</u> number of shares underlying outstanding awards as of the Effective Date of the restatement.

Exhibit 10.19

or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event to the extent necessary to preserve the economic intent of such Awards. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d)   <u>Mergers and Other Transactions</u>. In the case of and subject to the consummation of a Change in Control, the parties thereto may cause the assumption or continuation by the successor entity of Awards theretofore granted, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Change in Control do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Change in Control, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Change in Control, and all Awards with conditions and restrictions relating to the attainment of performance goals for which there is an incomplete performance period shall become vested and exercisable or nonforfeitable at 100% of the target level of performance achievement as of the effective time of the Change in Control (irrespective of actual performance through the date of the Change in Control). In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of

Exhibit 10.19

the Change in Control as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors and Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. STOCK OPTIONS

(a)   Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

(b)   Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(c)   Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)   Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)   Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following

Exhibit 10.19

methods, as permitted in the sole discretion of the Administrator, except to the extent otherwise provided in the Option Award Agreement:

(i)   In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)   Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)   By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)   With respect to Stock Options that are not Incentive Stock Options, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

(v)   By any combination of the foregoing methods.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)   _Annual Limit on Incentive Stock Options_. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

Exhibit 10.19

SECTION 6. <u>STOCK APPRECIATION RIGHTS</u>

(a)   <u>Award of Stock Appreciation Rights</u>. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)   <u>Exercise Price of Stock Appreciation Rights</u>. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant.

(c)   <u>Grant and Exercise of Stock Appreciation Rights</u>. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)   <u>Terms and Conditions of Stock Appreciation Rights</u>. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7. <u>RESTRICTED STOCK AWARDS</u>

(a)   <u>Nature of Restricted Stock Awards</u>. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)   <u>Rights as a Stockholder</u>. Unless otherwise provided in an Award Agreement, a grantee shall not have the rights of a stockholder with respect to the voting of, or receipt of dividends with respect to, Restricted Shares, unless and until the grantee becomes vested in such Restricted Shares. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)   <u>Restrictions</u>. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a

Exhibit 10.19

grantee's employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been forfeited by the grantee and reacquired by the Company at their original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)   Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company's right of repurchase or forfeiture shall lapse, which shall be reflected in the Restricted Stock Award Agreement. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested."

SECTION 8. RESTRICTED STOCK UNITS

(a)   Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock or cash. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)   Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(c)   Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee's right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

Exhibit 10.19

SECTION 9. <u>UNRESTRICTED STOCK AWARDS</u>

The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. <u>CASH-BASED AWARDS</u>

The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. <u>DIVIDEND EQUIVALENT RIGHTS</u>

(a)   <u>Dividend Equivalent Rights</u>. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. Dividend Equivalent Rights shall be structured to be exempt from, or subject to and compliant with, Section 409A.

(b)   <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee's rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee's termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

Exhibit 10.19

SECTION 12. <u>TRANSFERABILITY OF AWARDS</u>

(a)   <u>Transferability</u>. Except as provided in Section 12(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind other than a domestic relations order, and any purported transfer in violation hereof shall be null and void.

(b)   <u>Administrator Action</u>. Notwithstanding Section 12(a), the Administrator, in its discretion and subject to compliance with federal and state securities laws, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c)   <u>Family Member</u>. For purposes of Section 12(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)   <u>Designation of Beneficiary</u>. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 13. <u>TAX WITHHOLDING</u>

(a)   <u>Tax Withholding Generally</u>. Each grantee must pay the Company, or make provisions satisfactory to the Administrator for payment of, any taxes required by applicable law to be withheld in connection with such grantee's Awards by the date of the event creating the tax liability (such as, without limitation, in connection with the exercise, lapse of restriction, settlement, or payment of the Award). The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rates as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a grantee. In the absence of a contrary

Exhibit 10.19

determination by the Company (or, with respect to withholding pursuant to subsection (b), clause (b) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Administrator), all tax withholding obligations will be calculated based on the minimum applicable statutory withholding rates, but in no event will withholding obligations be calculated based on rates in excess of the maximum applicable statutory withholding rates.

(b)   Means of Withholding. Subject to applicable law, any underwriter lock-up periods or any Company insider trading policy (including blackout periods), grantees may satisfy such tax obligations (a) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (b) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (c) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (ii) delivery by the grantee to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (d) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (b) of the immediately preceding sentence shall be limited to the number of Shares which have an aggregate Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America). If any tax withholding obligation will be satisfied under clause (b) above by the Company's retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable grantee's behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each grantee's acceptance of an Award under the Plan will constitute the grantee's authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

SECTION 14. SECTION 409A AWARDS; SECTION 280G CUTBACK

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the

Exhibit 10.19

Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. If payment under a 409A Award is triggered by a Change in Control, payment shall be made upon such event only if the Change in Control meets the requirements of Section 409A(a)(2)(A)(v). If a series of payments are subject to 409A, each payment shall be treated as a separate payment for purposes of 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Notwithstanding any provision of this Plan to the contrary, if any payment or benefit that a grantee would otherwise receive from the Company pursuant to an Award under the Plan or otherwise (a "Payment") would (a) constitute a "parachute payment" within the meaning of Section 280G of the Code and (b) but for this paragraph, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment will be equal to the Reduced Amount (as defined below). The "Reduced Amount" will be either (1) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (2) the entire Payment, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in grantee's receipt, on an after-tax basis, of the greatest amount of the Payment. If a reduction in the Payment is to be made, the reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; and (2) reduction of other benefits paid to grantee. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of grantee's equity awards. In no event will the Company be liable to grantee for any amounts not paid as a result of the operation of this paragraph (other than for the Company's obligations to pay the Reduced Amount or the entire Payment, as applicable). The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from the Excise Tax, and the grantee shall be responsible for payment of the Excise Tax (if applicable).

SECTION 15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)   Termination of Service Relationship. If the grantee's Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

Exhibit 10.19

(b)   For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)   a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)   an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award, but no such action shall materially and adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(c) or 3(d), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(c) or 3(d). Notwithstanding the foregoing, the Board may amend or discontinue the Plan or amend or cancel any outstanding Award to the extent necessary to conform the provisions of the Plan or an Award Agreement with any applicable law. Notwithstanding the foregoing, if the Stock ceases to be listed on an established market, the Company may, without an Award holder's consent, amend any outstanding Awards to impose such terms, conditions or restrictions as are determined by the Board to be appropriate for a non-listed entity.

SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18. GENERAL PROVISIONS

(a)   No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)   Issuance of Stock. Unless otherwise provided by the Administrator, grantees under this Plan shall not be entitled to stock certificates. Uncertificated Stock shall be deemed

Exhibit 10.19

delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). To the extent the Administrator determines that any stock granted under this Plan shall be certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. In addition, no Award may be exercised or Stock issued pursuant to an Award unless (a) a registration statement under the Act shall at the time of such exercise or issuance be in effect with respect to the Stock issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the Stock issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)   Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d)   Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the Share price, including any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

(e)   Expiration During Non-Trading Periods. Notwithstanding any contrary provision of Sections 5 or 6, unless determined otherwise by the Company, in the event that, on the last business day of the term of a Stock Option or Stock Appreciation Right (other than an Incentive Stock Option), (a) the exercise of the Stock Option or Stock Appreciation Right is prohibited by

Exhibit 10.19

law, as determined by the Company, or (b) Shares may not be purchased or sold by the applicable grantee due to any Company insider trading policy (including blackout periods) or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Stock Option or Stock Appreciation Right shall be extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right.

(f)   Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(g)   Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(h)   Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or Committee and as in effect from time to time; and (ii) applicable law. Further, to the extent that the grantee receives any amount in excess of the amount that the grantee should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the grantee may be required to repay any such excess amount to the Company at the discretion of the Board or Committee.

(i)   Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(j)   Successors and Assigns. The Company may assign any of its rights under the Plan or any Award issued thereunder without the grantee's consent. The Plan and any Awards issued thereunder will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein and in any Award Agreement, this Plan and any Award Agreement issued thereunder will be binding upon the grantee and the grantee's beneficiaries, executors, administrators and permitted transferees.

SECTION 19. EFFECTIVE DATE OF PLAN

This Plan, as amended and restated herein, shall become effective as of the Effective Date. No grants of Non-Qualified Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after December 8, 2031 (which is the tenth anniversary of the date the Prior Plan was approved by the Board).

Exhibit 10.19

SECTION 20. <u>GOVERNING LAW</u>

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware, applied without regard to conflict of law principles. With respect to any claim or dispute related to or arising under the Plan or any Award thereunder, the grantee, by acceptance of an Award, consents to the exclusive jurisdiction, forum and venue of the federal courts located in the State of Delaware, and waives, to the fullest extent permitted by law, any defenses to venue and jurisdiction in the State of Delaware.

Adopted by the Board of Directors

Exhibit 10.19

APPENDIX A

PUBLIC POLICY HOLDING COMPANY, INC. 2021 OMNIBUS INCENTIVE PLAN UK SUB-PLAN

In accordance with Section 2(f) of the Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan (the "LTIP"), the U.K. Sub-Plan set forth below shall be a subplan of the LTIP, and shall be attached to, and hereby is incorporated into, the LTIP.

Neither this document, nor any stock option agreement connected with it, is an approved prospectus for the purposes of section 85(1) of the Financial Services and Markets Act 2000 ("FSMA") and no offer of transferable securities to the public (for the purposes of section 102B of FSMA) is being made in connection with this UK Sub-Plan, which is exclusively available to bona fide UK employees of Public Policy Holding Company, Inc. and its Subsidiaries.

Approved by the Administrator on 17 September, 2024

SECTION 1. DEFINITIONS AND INTERPRETATION

In this UK Sub-Plan, unless the context requires otherwise the defined terms set out in the Plan shall have the meanings ascribed in the Plan with the addition of the definitions set out below:

"Award" has the meaning given to it in the Plan but for the avoidance of doubt shall include a UK Option granted under this UK Sub-Plan;

"Employer's NICs" means secondary Class 1 NICs;

"Employee" means any individual who is an employee of a Group Company;

"Exercise Price" means the price per share of Stock determined by the Award Agreement that is payable by the Optionee to exercise the UK Option and acquire the shares of Stock;

"FSMA" means the Financial Services and Markets Act 2000;

"Group" in relation to a Parent Company, means that company and its Subsidiaries (and their Subsidiaries) and *"Group Company"* shall be construed accordingly;

"HMRC" means HM Revenue & Customs;

"ITEPA" means the Income Tax (Earnings and Pensions) Act2003;

"NICs" means national insurance contributions;

"Option Shares" means the shares of Stock subject to a UK Option, being the maximum number of shares of Stock which can be acquired on exercise of that UK Option;

"Optionee" means the holder of a UK Option;

"Parent Company" means a company that has one or more Subsidiaries;

"Personal Representatives" in relation to an Optionee, means the Optionee's legal personal representatives (being either the executors of the Optionee's will to whom a valid grant of probate has been made or the duly appointed administrators of the Optionee's estate) who in either case have provided the Administrator with satisfactory evidence of their appointment;

"Plan" means the Amended and Restatement Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan, to which this sub-plan is attached (as varied from time to time);

"Relevant Company" means the company which incurs a Tax Liability as set out in Rule 8 which includes (but is not limited to) the company by reference to which the Optionee is an Employee;

"Section 431 Election" means an election in accordance with section 431 of ITEPA;

"Subsidiary" means a body corporate which is a subsidiary of the Company within the meaning of section 1159 of the Companies Act 2006 and *"Subsidiaries"* shall be construed accordingly;

"Tax Liability" means all taxes (whether federal, local, state or otherwise), NICs (including, if required by the Administrator and specified in the applicable Award Agreement, Employer's NICs), social security, or other levies or payroll withholdings, in each case together with all penalties, fines, interest, charges, costs and expenses in relation to the same arising at any time in respect of or by reference to or in connection with:

(a)   a UK Option (including but not limited to its grant, exercise, release, assignment, cancellation, surrender or otherwise); or

(b)   any shares of Stock (or other securities or assets):

(i)   acquired on exercise of a UK Option;

(ii)   earmarked or held to satisfy a UK Option;

(iii)   acquired as a result of holding a UK Option; or

(iv)   acquired in consideration of the assignment or surrender of a UK Option; or

(c)   any other securities (or other assets) acquired or earmarked as a result of holding shares of Stock or other securities or assets mentioned in (b) above;

including for the avoidance of doubt and without limitation, any liability arising after the termination of the Optionee's employment for whatever reason, and any amount due in respect of any failure by the Optionee or any other person to make good such amount in the time limit specified in section 222 of ITEPA (or equivalent law of any jurisdiction outside the United Kingdom);

and which:

(d)   may arise or be incurred in any jurisdiction whatsoever; and

(e)   by the law of the same jurisdiction may or shall be recovered from the person entitled to the UK Option;

"UK" means the United Kingdom of England and Wales;

"UK Employee" means any Employee who is resident and providing services in the UK for tax purposes;

"UK Option" means an option to purchase shares of Stock granted pursuant to this UK Sub-Plan; and

"UK Sub-Plan" means this UK Sub-Plan to the Plan.
Unless the context requires otherwise, in this UK Sub-Plan:

(a)   the singular includes the plural and vice versa and any reference to one gender includes the other genders;

(b)   reference to any enactment shall be construed as a reference to UK legislation in the first instance and that enactment as consolidated, amended, re-enacted or replaced from time to time and shall include any regulations made thereunder;

(c)   a period of time which is specified and starts from a given day or the day of an act or event, shall be calculated exclusive of that day;

(d)   the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any provision;

(e)   a reference to a "Rule" shall be to a rule of this UK Sub-Plan; and

(f)   words and expressions not otherwise defined in this UK Sub-Plan shall have the meaning given in the Plan.

SECTION 2. <u>TERMS AND CONDITIONS</u>

(a)   UK Options granted pursuant to this UK Sub-Plan shall be governed by the terms of the Plan, subject to any such amendments and additions set out in the UK Sub-Plan, and by the terms of the individual Award Agreement.

(b)   In the event of any conflict between the terms of the Plan and those of this UK Sub-Plan, the terms of this UK Sub-Plan shall prevail.

SECTION 3. <u>PURPOSE</u>

(a)   This UK Sub-Plan is a subplan of the Plan established by the Administrator in accordance with section 2 (f) of the Plan to enable the Company to grant UK Options to UK Employees.

(b)   UK Options granted at any time pursuant to this UK Sub-Plan are granted for commercial reasons in order to recruit or retain Employees and not as part of a plan or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax.

(c)   This UK Sub-Plan shall be used solely to grant Awards to UK Employees.

(d)   UK Options granted pursuant to this UK Sub-Plan are granted pursuant to an "employees' share scheme" for the purposes of FSMA.

(e)   UK Options granted under this UK Sub-Plan shall constitute a Stock Option and an Award as defined in the Plan but shall not constitute an Incentive Stock Option or a Non-Qualified Stock Option as defined in the Plan.

SECTION 4. <u>GRANT OF OPTIONS</u>

Any UK Option shall be granted by an Award Agreement entered into by the Company and the Optionee which shall include the following:

(a)   the Grant Date;

(b)   the Exercise Price per share of Stock;

(c)   the number of Option Shares;

(d)   a statement confirming whether the Administrator will or may require the reimbursement of Employer's NICs or other employer's social security contributions arising in any other jurisdiction pursuant to Rule 8.3; and

(e)   that it will be a condition of exercise of the UK Option that a Section 431 Election be duly signed by the Optionee, if so required by the Administrator.

SECTION 5. <u>NON-TRANSFERABILITY OF OPTIONS</u>

Notwithstanding any other provision in the Plan or relevant Award Agreement, no UK Option or any right thereunder granted under the UK Sub-Plan shall be capable of being transferred, assigned or charged in any manner whatsoever except on the death of an Optionee in which case the rights may transfer only to the Personal Representatives of the Optionee. Upon any such purported transfer, assignment, or charge the UK Option shall immediately lapse and cease to be exercisable.

SECTION 6. <u>LEAVES OF ABSENCE</u>

For the purposes section 15 (b) of the Plan, in relation to a UK Option the service of an Optionee who is absent from work on any statutory and/or any enhanced contractual entitlement to leave (including but not limited to, maternity, paternity, adoption or parental leave) shall be deemed to continue during that period without the requirement for prior approval of the Company or Administrator.

SECTION 7. <u>MANNER OF EXERCISE OF UK OPTIONS</u>

Section 5 (c) to (e) shall apply to UK Options subject to the following

changes:

(a)   payment of the Exercise Price may with prior approval from the Administrator include an undertaking to pay and instructing funds to be deducted from proceeds of sale of any shares of Stock due to the Optionee and paid to the Company (or such other person as the Administrator may determine) on behalf of the Optionee or other sums due to the Optionee)) of a sum equal to the Exercise Price per share of Stock;

(b)   it is a condition of exercise of any UK Option that the Optionee delivers to the Company payment (in such manner as the Administrator shall request, which may with prior approval from the Administrator include an undertaking to pay and instructing funds to be deducted from proceeds of sale of any shares of Stock due to the Optionee and paid to the Company (or such other person as the Administrator may determine) on behalf of the Optionee or other sums due to the Optionee) of a sum equal to (if relevant) any Tax Liability and (if relevant) any Employer NICs or other relevant employer's social security contributions arising in any other jurisdiction in accordance with Rule 8.1;

(c)   it is a condition of exercise of any UK Option that the Optionee delivers to the Company any election or agreement regarding Employer's NICs or other relevant employer's social security contributions arising in any other jurisdiction if required pursuant to Rule 8.1; and

(d)   it is a condition of exercise of any UK Option that the Optionee delivers to the Company a Section 431 Election (should the Administrator so require) duly signed by the Optionee.

SECTION 8. <u>TAX</u>

Each Optionee shall indemnify and keep indemnified, the Company or Relevant Company, against any Tax Liability and shall pay the Company or Relevant Company, a sum equal to the Tax Liability immediately upon written notice of the quantum of that liability.

The Company may impose such conditions upon the exercise of the UK Options as are necessary to ensure that the Relevant Company is able to meet any or all of such liabilities, including, without limitation, a condition that no exercise may take place unless the Optionee has provided the Company (or if different, the Relevant Company) with cash funds sufficient to meet such Tax Liability, or has entered into arrangements acceptable to the Administrator (or if different, the Relevant Company) to secure that such cash funds are available, or to allow the Company (or if different, the Relevant Company) to deduct the amount of such Tax Liability from any cash amounts (including salary and bonuses) which may become payable to the Optionee by any Group Company.

The Administrator may require, as a condition of the exercise of any UK Option, that the Optionee shall:

(a)   agree to reimburse the Company or Group Company or Relevant Company for any Employer's NICs arising on the exercise of a UK Option; or

(b)   enter into an election with the Company or Group Company or Relevant Company to assume the liability for any Employer's NICs payable on the exercise of the UK Option, including an election under paragraph 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992 or any similar or equivalent provision in any jurisdiction other than the UK; or

(c)   (if applicable) agree to pay the employer's social security contributions arising in any other jurisdiction, to the extent permitted by law.

(d)   Subject to applicable law, any underwriter lock-up periods or any Company insider trading policy (including blackout periods), the Optionee may satisfy the Tax Liability: (a) in cash, by wire transfer of immediately available funds, by cheque made payable to the order of the Company (or, if directed by the Company, the Relevant Company), provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (b) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the Tax Liability (or its exercise), valued at their Fair Market Value on the date of delivery, (c) if there is a public market for Shares at the time the Tax Liability is satisfied, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company (or, if directed by the Company, the Relevant Company) sufficient funds to satisfy the Tax Liability, or (ii) delivery by the Optionee to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company (or if directed by the Company, the Relevant Company) cash or a cheque sufficient to satisfy the Tax Liability; provided that such amount is paid to the Company (or, if directed by the Company, the Relevant Company) at such time as may be required by the Administrator, or (d) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (b) of the immediately preceding sentence shall be limited to the number of Shares which have an aggregate Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such Tax Liability. If any Tax Liability will be satisfied under clause (b) above by the Company's retention of Shares from the Award creating the Tax Liability and there is a public market for Shares at the time the Tax Liability is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Optionee's behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee (or if directed by the Company, the Relevant Company), and each Optionee's acceptance of an Award under the Plan will constitute the Optionee's authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence and the Company may exercise all such powers and may appoint any of its officers to sign all such documents in the name of the Optionee and act as the Optionee's attorney as may be necessary for this purpose.

SECTION 9. EMPLOYMENT RIGHTS

(a)   No Optionee shall have any right or entitlement to have a UK Option granted to them under this UK Sub-Plan.

(b)   The rights and obligations of a Optionee under the terms and conditions of their office or employment shall not be affected by their participation in the UK Sub-Plan or any right the Optionee may have to participate in the UK Sub-Plan.

(c)   No rights to compensation or damages shall arise in respect of the loss or diminution in value of UK Options in consequence of the termination of an Optionee's office or employment with any company for any reason whatsoever, whether lawful or not, in so far as those rights arise, or may arise, from the Optionee ceasing to have rights under or being entitled to exercise any UK Option under the UK Sub-Plan as a result of such termination or from the loss or diminution of value of such rights or entitlements.

(d)   Benefits received under this UK Sub-Plan shall not be taken into account in determining any pension or similar entitlement.

SECTION 10. DATA PRIVACY

By entering into an Award Agreement, an Optionee confirms that the Company shall be entitled to obtain, retain and process personal data in accordance with the terms of a privacy notice made available to the Optionee by the Company or other Group Company.

SECTION 11. LAPSE DATE

UK Options granted under this UK Sub-Plan shall lapse on the date that is ten years after the Grant Date and for the avoidance of doubt no such UK Option shall be capable of being exercised more than ten years after the Grant Date.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Rule 13a-14(a)/15d-14(a) Certification)

I, George Stewart Hall, certify that:

1) I have reviewed this Annual Report on Form 10-K of Public Policy Holding Company, Inc. for the year ended December 31, 2025;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Intentionally omitted;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

By: /s/ George Stewart Hall

George Stewart Hall
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(Rule 13a-14(a)/15d-14(a) Certification)**

I, Roeland Smits, certify that:

1) I have reviewed this Annual Report on Form 10-K of Public Policy Holding Company, Inc. for the year ended December 31, 2025;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    a) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    b) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    c) Intentionally omitted;

    d) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    e) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026   By: /s/ Roeland Smits
                                     Roeland Smits
                                     Chief Financial Officer
                                     (Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(Section 1350 Certification)

In connection with the Annual Report on Form 10-K of Public Policy Holding Company, Inc. (the "Company") for the year ended December 31, 2025 (the "Annual Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, George Stewart Hall, Chief Executive Officer of the Company, certifies, to the best of his knowledge, that:

1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March [ ], 2026   By: /s/ George Stewart Hall
                                                  George Stewart Hall
                                                  Chief Executive Officer
                                                  (Principal Executive Officer)

The foregoing certification is being furnished solely to accompany the Annual Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(Section 1350 Certification)

In connection with the Annual Report on Form 10-K of Public Policy Holding Company, Inc. (the "Company") for the year ended December 31, 2025 (the "Annual Report"), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Roeland Smits, Chief Financial Officer of the Company, certifies, to the best of his knowledge, that:

1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March [   ], 2026   By: /s/ Roeland Smits

                                           Roeland Smits
                                           Chief Financial Officer
                                           (Principal Accounting Officer)

The foregoing certification is being furnished solely to accompany the Annual Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 97.1

Last updated September 29, 2026

PUBLIC POLICY HOLDING COMPANY, INC.

CLAWBACK POLICY

Adopted by the Board: September 29, 2025

1. Purpose. The Board believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has, therefore, adopted this Policy, which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement and is designed to comply with, and will be interpreted to be consistent with, the Applicable Rules.

2. Definitions.

a. "**Accounting Restatement**" means an accounting restatement by the Company due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in the Company's previously issued financial statements (i) that is material to the previously issued financial statements (*i.e.*, a "Big R" restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (*i.e.*, a "little r" restatement).

b. "**Accounting Restatement Date**" means the earlier to occur of (i) the date on which the Board, or the officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date on which any court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in either case, regardless of whether or when the restated financial statements are filed with the SEC.

c. "**Applicable Rules**" means Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, and Nasdaq Listing Rule 5608, in each case, as amended from time to time.

d. "**Board**" means the Board of Directors of the Company.

e. "**Clawback Period**" means the three completed fiscal years immediately preceding the Accounting Restatement Date as well as any transition period that results from a change in the Company's fiscal year within or immediately following those three completed fiscal years; provided, that a transition period lasting nine months or longer will count as a completed fiscal year for purposes determining the Clawback Period.

f. "**Code**" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

g. "**Committee**" means the Compensation Committee of the Board.

h. "**Company**" means Public Policy Holding Company, Inc., a Delaware Corporation.

i. "**Company Group**" means the Company and each of its direct and indirect subsidiaries.

j. "**Covered Executives**" means the Company's chairman, chief executive officer, chief financial officer, and principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. An executive officer of the Company's parent(s) or subsidiaries is deemed to be a Covered Executive if the executive officer performs policy-making functions for the Company. For purposes of this definition, policy-making functions are not intended to include policy-making functions that are not significant, and identification of a Covered Executive for purposes of this definition would include the minimum executive officers identified pursuant to Item 401(b) of Regulation S-K.

k. "**Effective Date**" means [•].

l. "**Erroneously Awarded Compensation**" means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation Received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by such Covered Executive had it been determined based on the restated amounts in such Accounting Restatement, as determined in the sole discretion of the Board based on all applicable facts and circumstances (including, without limitation, the time value of money, the gross amount of dividends or other distributions received by the Covered Executive in respect of the Incentive-Based Compensation, and any gain realized by the Covered Executive upon the subsequent disposition of any property received in connection with any Incentive-Based Compensation); <u>provided</u>, that (i) the amount of Erroneously Awarded Compensation must be computed without regard to any taxes paid by such Covered Executive; and (ii) for Incentive-Based Compensation Received by a Covered Executive based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (A) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was Received, and (B) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.

m. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

n. "**Financial Reporting Measures**" means any measures that are determined and presented in accordance with the accounting principles used in the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total stockholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the SEC to be considered a Financial Reporting Measure.

o. "**Incentive-Based Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

p. "**Policy**" means this Clawback Policy, as it may be amended, restated, supplemented, or otherwise modified from time to time.

q. "**Received**" means, with respect to Incentive-Based Compensation, actual or deemed receipt of such compensation, and Incentive-Based Compensation will be deemed Received by a Covered Executive in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to deferral pursuant to a deferred compensation plan of the Company Group will be deemed Received by the Covered Executive for purposes of this Policy as of the date of deferral.

r. "**SEC**" means that U.S. Securities and Exchange Commission.

s. "**Stock Exchange**" means The Nasdaq Stock Market.

3. <u>**Administration**</u>. This Policy will be administered by the Board or, if so designated by the Board, the Committee, in which case references herein to the Board will be deemed references to the Committee. The Board has full and final authority to make all determinations under this Policy and in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code. The Board may consult with the Audit Committee in evaluating any determinations made pursuant to this Policy. Any determinations made by the Board will be final, conclusive, and binding on all persons, including the Company, its stockholders, and the Covered Executives. Any action or inaction by the Board with respect to a Covered Executive under this Policy in no way limits the Board's actions or decisions not to act with respect to any other Covered Executive under this Policy or under any similar policy, agreement, or arrangement, nor will any such action or inaction serve as a waiver of any rights the that the Company Group may have against any Covered Executive, other than as set forth in this Policy. The Board may authorize and empower any officer or employee of the Company Group to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy, other than with respect to any recovery under this Policy involving such officer or employee.

4. <u>**Scope of Application**</u>. This Policy applies to Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date and during any applicable Clawback Period if (a) such Incentive-Based Compensation was Received by the Covered Executive after beginning service as a Covered Executive, (b) the Covered Executive served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (c) the Incentive-Based Compensation was Received by the Covered Executive while the Company had a class of securities listed on a national securities exchange or a national securities association.

5. <u>**Clawback Requirement**</u>. If the Company is required to prepare an Accounting Restatement, the Company Group must recover (and each Covered Executive must repay), reasonably promptly, each Covered Executive's Erroneously Awarded

Compensation, except as provided in Section 7 of this Policy. The Company may recover Erroneously Awarded Compensation in any manner set forth in Section 6 of this Policy.

6. **Clawback Methods**.

    a. The Board will determine, in its sole discretion, the timing and method for recovering each Covered Executive's Erroneously Awarded Compensation in a reasonably prompt manner, which may include, without limitation, one or more of the following methods (applied individually or jointly):

        i.   requiring the Covered Executive to repay the Company Group in cash or other property determined to be acceptable by the Board;

        ii. offsetting the Erroneously Awarded Compensation against any compensation otherwise owing by the Company Group to the Covered Executive or to be earned by the Covered Executive;

        iii. cancelling outstanding vested or unvested cash or equity awards;

        iv. cancelling or offsetting against any planned future cash or equity awards; and

        v.   taking any other remedial and recovery action authorized by law or contract.

    b. If the Board determines that a Covered Executive has not complied with the terms of this Policy and promptly repaid the Covered Executive's Erroneously Awarded Compensation in full pursuant to the recovery method elected by the Board, the Covered Executive will be required (in addition to repaying such amounts to the Company Group) to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recovering such Erroneously Awarded Compensation in accordance with this Policy.

7. **Exceptions to Clawback Requirement**. Notwithstanding anything to the contrary in this Policy, the Company Group's recovery obligation under this Policy will not apply to the extent that either the Committee or, if the determination is made by the Board, a majority of the independent directors serving on the Board, determines that such recovery would be impracticable and that one or more of the following applies:

    a. the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the Erroneously Awarded Compensation; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company Group must (i) make a reasonable attempt to recover such Erroneously Awarded Compensation, (ii) document such reasonable attempt to recover, and (iii) provide that documentation to the Stock Exchange;

    b. recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company Group must (i) obtain an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation and (ii) provide such opinion to the Stock Exchange; or

c.   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of Section 401(a)(13) of the Code or Section 411(a) of the Code.

8.   **Indemnification**. Notwithstanding the terms of any indemnification arrangement or insurance policy or contract with, or for the benefit of, any Covered Executive, the Company Group may not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy, or against the requirement to reimburse the Company hereunder for expenses incurred by the Company in recovering Erroneously Awarded Compensation. No member of the Board who assists in the administration of this Policy will be liable for any action, determination, or interpretation made with respect to this Policy, and each member of the Board will be fully indemnified by the Company Group to the fullest extent under applicable law or Company Group policy with respect to such action, determination, or interpretation.

9.   **Acknowledgement Requirement**. Each Covered Executive must sign and return to the Company, within 30 days following the later of (a) the Effective Date; and (b) the date on which the individual becomes a Covered Executive, the Acknowledgement Form attached hereto as Exhibit A.

10. **Required Disclosures**. The Company will file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including any disclosures required by the SEC.

11. **Adoption Date; Effective Date**. This Policy was adopted by the Board on [   ], 2025, and will be effective as the Effective Date. The terms and conditions of this Policy will apply to Incentive-Based Compensation that is Received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, or granted to the Covered Executive prior to the Effective Date.

12. **Amendment; Termination**. The Board may amend this Policy from time to time in its discretion. The Board may suspend, discontinue, or terminate this Policy at any time.

13. **Other Recovery Rights**. The Board intends that this Policy will be applied to the fullest permissible extent. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date will, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to be subject to and to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company Group pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company Group. To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company Group recovers from a Covered Executive pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or other recovery obligations, the amount such Covered Executive has

already reimbursed the Company Group will be credited to the required recovery under this Policy.

14. **Successors**. This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, and other legal representatives.

15. **Governing Law; Venue**. This Policy and all rights and obligations hereunder are governed by and construed in accordance with the laws of the State of Delaware, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy will be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of any such legal action or proceeding is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware.

EXHIBIT A

PUBLIC POLICY HOLDING COMPANY, INC.

CLAWBACK POLICY

Acknowledgement Form

By signing below, the undersigned acknowledges and agrees that the undersigned has received and reviewed a copy of the Public Policy Holding Company, Inc. Clawback Policy (the "**Policy**"). Any capitalized terms used in this Acknowledgement Form will have the meaning set forth in the Policy.

The undersigned further acknowledges and agrees that (i) the terms and conditions of the Policy, as it may be amended, restated, supplemented, or otherwise modified from time to time, will apply to the (a) undersigned's outstanding awards of Incentive-Based Compensation and (b) any other awards of Incentive-Based Compensation Received by the undersigned during any Clawback Period, and (ii) the Policy, as it may be amended, restated, supplemented, or otherwise modified from time to time, will apply both during and after the undersigned's employment with the Company Group.

In the event of any inconsistency between the Policy and the terms of any employment agreement to which the undersigned is a party, or the terms of any compensation plan, program, agreement, or arrangement under which any compensation has been granted, awarded, earned, or paid to the undersigned, the terms of the Policy will govern.

If it is determined by the Board that any of the undersigned's Incentive-Based Compensation must be recovered by the Company Group, the undersigned agrees to promptly take any action necessary to effectuate such recovery as directed by the Board.

_____   _____

Signature of Covered Executive   Date

_____

Printed Name of Covered Executive

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12

Public Policy Holding Company, Inc.

(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒ No fee required.

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



800 North Capitol St. NW, Suite 800
Washington, D.C. 20002

April 17, 2026

Dear Public Policy Holding Company, Inc. Stockholders:

I am pleased to invite you to attend Public Policy Holding Company, Inc.'s 2026 Annual Meeting of Stockholders to be held on Tuesday, May 12, 2026 at 9:00 a.m., US EDT. Our Annual Meeting will be an in person meeting of stockholders, which will be conducted at 535 Madison Avenue, Floor 10, New York, NY 10022.

The Notice of Meeting and Proxy Statement on the following pages describe the matters to be presented at the Annual Meeting. Details regarding how to attend the meeting and the business to be conducted at the Annual Meeting are more fully described in the Notice of Annual Meeting and Proxy Statement.

Your vote is very important. Whether you plan to participate in the Annual Meeting or not, please be sure to vote. Voting instructions can be found on pages 5-8 of the Proxy Statement.

On behalf of the Board of Directors and the management team, thank you for your ongoing support of, and continued interest in, Public Policy Holding Company.

Sincerely,

/s/ Simon Lee

Simon Lee
Chairperson of the Board

If you have any questions or need any assistance in authorizing a proxy or voting your shares, please contact:

Matthew Mazzanti
800 North Capitol Street, N.W., Suite 800
Washington, D.C. 20002
202-688-0020
inquiries@pphcompany.com
or
consult the Company's proxy voting website at:
www.proxypush.com/PPHC



Public Policy Holding Company, Inc.

www.pphcompany.com

_____

Notice of 2026 Annual Meeting of Stockholders

_____

May 12, 2026
9:00 a.m. US EDT

NOTICE IS HEREBY GIVEN THAT the 2026 Annual Meeting of the Stockholders (including any adjournments or postponements thereof, the "Annual Meeting") of Public Policy Holding Company, Inc., a Delaware Corporation (the "Company"), will be held on May 12, 2026, at 535 Madison Avenue, Floor 10, New York, NY 10022, at 9:00 a.m. US EDT. The Annual Meeting will be held for the following purposes, as more fully described in the Proxy Statement accompanying this Notice:

1. TO ELECT Kathleen L. Casey, Roeland Smits and Benjamin Ginsberg as Class II directors to serve until the 2029 Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified;

2. TO RATIFY the appointment of Forvis Mazars, LLP as our independent registered accounting firm for the fiscal year ending December 31, 2026;

3. TO ALLOW the electronic distribution of annual reports and other stockholder communications;

4. TO TRANSACT such further and other business as may properly come before the Annual Meeting or any adjournment thereof.

Details of the foregoing proposals are contained in the accompanying Proxy Statement. The Proxy Statement is deemed to be part of this notice.

Voting

Only stockholders of record at the close of business on March 23, 2026 or their duly authorized representatives are entitled to notice of and to vote at the Annual Meeting.

To vote your shares, complete your proxy card which is included with the proxy materials and return it, or vote by phone or Internet in accordance with the voting instructions on your proxy card. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary. If you are a holder of depositary interests in our shares through the CREST system in the UK, you should follow the procedures provided in the accompanying Proxy Statement under "*Questions and Answers—How do I vote in advance of the meeting if I hold depositary interests in PPHC shares through the CREST system in the UK?"* The Annual Meeting may be continued or adjourned from time to time without notice other than by announcement at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the accompanying Proxy Statement and to submit your proxy or voting instructions as soon as possible. Even if you have voted by proxy, you may still vote during the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank, trustee, or other nominee and you wish to vote during the Annual Meeting, you must follow the instructions from such broker, bank, trustee, or other nominee.

By Order of the Board of Directors

By: /s/ Simon Lee

Name: Simon Lee

Title: Chairperson of the Board

April 17, 2026

This Notice of Annual Meeting and the enclosed Proxy Statement and proxy card are first being mailed to stockholders entitled to notice of and to vote at the Annual Meeting on or about April 17, 2026.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders Scheduled to Be Held on May 12, 2026 at 9:00 a.m. US EDT:

This Notice of Annual Meeting of Stockholders, the accompanying Proxy Statement and the Company's Annual Report for the fiscal year ended December 31, 2025 are available free of charge at www.proxydocs.com/PPHC.

If you have any questions concerning the business to be conducted at the Annual Meeting, would like additional copies of the Proxy Statement or need help submitting a proxy for your shares, please contact:

P.O. Box 8016, Cary, NC 27512-9903
Call Toll-Free: 1-866-257-6114

or
Matthew Mazzanti
800 North Capitol Street, N.W., Suite 800
Washington, D.C. 20002
inquiries@pphcompany.com

PUBLIC POLICY HOLDING COMPANY, INC.

_____

PROXY STATEMENT

_____

PROXY SUMMARY

This section highlights information contained in other parts of this Proxy Statement. We encourage you to review this entire Proxy Statement for more detail on these items, as well as our Annual Report to Stockholders for the fiscal year ended December 31, 2025 (the "2025 Fiscal Year").

In this Proxy Statement, the terms "PPHC," the "Company," the "Group," "we," "us," and "our" refer to Public Policy Holding Company, Inc., a Delaware corporation, and its subsidiaries unless the context otherwise requires; the "Board" refers to the Company's Board of Directors; the "Annual Meeting" refers to the Company's 2026 Annual Meeting of Stockholders, including any adjournments or postponements thereof; and all references to "present" or "presence" refer to in person presence at the Annual Meeting.

This proxy statement and the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2025 (the "2025 Annual Report") will be distributed on or about April 17, 2026 to our stockholders on the Record Date.

DATE AND TIME:	May 12, 2026, at 9:00 a.m. US EDT
PLACE:	535 Madison Avenue, Floor 10, New York, NY 10022
RECORD DATE:	March 23, 2026
PROXY VOTING:	www.proxypush.com/PPHC

Matters to Be Voted On

Proposal Number	Description	Board Recommendation
1	**Election of Directors**	**"FOR" all of the Company's Nominees**
	To elect Kathleen L. Casey, Roeland Smits and Benjamin Ginsberg as Class II directors to serve until the 2029 Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified	
2	**Ratify Appointment of Independent Registered Public Accounting Firm**	**"FOR"**
	To ratify the appointment of Forvis Mazars, LLP as our independent registered accounting firm for the fiscal year ending December 31, 2026	
3	**Allow electronic distribution of annual reports and other stockholder communications**	**"FOR"**
	To allow the electronic distribution of annual reports and other stockholder communications	

We will also transact any other business that may properly come before the Annual Meeting.

About Public Policy Holding Company

We were founded in 2014 to create a company to bring together firms focused on strategic communications and government relations to address the complexity and costs facing corporate and non-profit entities in managing increasingly complicated and interdependent public policy and reputational challenges. The founders—a group of experienced federal government relations professionals and communications practitioners—believed that such a group would be capable of achieving higher revenue and profit margins in a highly fragmented and specialized industry through wider geographic reach and larger scale service capabilities. Our founders recognized the continuing increase in both corporate and non-profit spending on strategic consulting, including government relations and public affairs, and sought to benefit from this increase by integrating premium services, deep issue and policy expertise, and the geographic reach necessary to provide clients with a full suite of critical stakeholder solutions.

Drawing on prior experience at WPP plc and other advertising and public relations ("PR") companies, the founders established a series of independently branded and managed vertical operating subsidiaries for better client management, conflict management, and talent retention, while achieving financial and operational synergies, savings and scalability within the Company group.

In 2021, our Common Stock, par value $0.001 per share ("Common Stock") was listed on the AIM of the London Stock Exchange (the "AIM"), under the symbol "PPHC.L," where it remains listed (the "UK IPO").

In 2026, our Common Stock was listed on the Nasdaq Global Market (the "Nasdaq"), under the symbol "PPHC," where it remains listed (the "US IPO").

Key developments in our history are outlined below:

Service Expansion /Acquisition	Date	Rationale
Founding firms Crossroads Strategies, LLC and Forbes Tate Partners LLC combine to create PPHC-LLC	July 2014	The combination of the two businesses to create PPHC-LLC
Forbes Tate Partners LLC expands into public affairs with senior hires	July 2014	Forbes Tate Partners LLC begins organic buildout of a complementary public affairs component through talent acquisition, initially concentrating on social media conversation management
JDA Frontline Partners, LLC	July 2015	JDA Frontline Partners, LLC joined PPHC as its first public affairs and wider strategic communications business
Capitol Strategies	December 2016	Crossroads merged with Capitol Strategies to expand advocacy capabilities on behalf of clients across the political spectrum
Blue Engine Message & Media, LLC (doing business as Seven Letter)	November 2018	Blue Engine Message and Media, LLC merges with JDA Frontline Partners, LLC to later rebrand as Seven Letter, expanding PPHC's Washington based public affairs, data research and media management capabilities
Forbes Tate Partners LLC adds polling and message testing capability with senior hires	February 2019	Forbes Tate Partners LLC continues the expansion of its public affairs component by adding polling and message testing capabilities
O'Neill & Partners, LLC (doing business as O'Neill & Associates)	February 2019	O'Neill & Partners, LLC was acquired by PPHC to expand into state lobbying and public affairs
Formation of Seven Letter Labs	October 2019	Seven Letter expanded its digital media buying capabilities with the formation of Seven Letter Labs
Alpine Group Partners, LLC	January 2020	Alpine Group Partners, LLC joins PPHC, ultimately giving the Company three of the top twenty federal advocacy firms (out of a universe of over 2,000 federally registered lobbying firms)

Service Expansion /Acquisition	Date	Rationale
Former Senate Majority Leader Trent Lott and Senator John Breaux's lobbying practice	June 2020	Former Senate Majority Leader Trent Lott and Senator John Breaux joined their lobbying practice with Crossroads, further developing its credentials
Alpine Advisors LLC is formed with the addition of former U. S. House Commerce Chairman Greg Walden	February 2021	Former Chairman Greg Walden joined the Company to broaden our capabilities through strategic advisory and consulting services
KP Public Affairs LLC	October 2022	Expanded our platform to California with the acquisition of KP Public Affairs LLC, a leading California, government relations and PR firm
MultiState Associates, LLC	March 2023	Acquired MultiState Associates, LLC, one of the largest state and local government relations specialists, with a network in all 50 US states and a comprehensive set of compliance, policy tracking and research capabilities
Lucas Public Affairs, LLC	May 2024	Consolidated our market position in California and increased our expertise in critical sectors including technology, green energy, and healthcare, with the acquisition of Lucas Public Affairs, LLC, one of California's largest state and local government relations specialists
Pagefield Communications Limited	June 2024	Established foothold outside of the US with the acquisition of Pagefield Communications Limited, a UK-based strategic communications firm headquartered in London
TrailRunner International, LLC	April 2025	Acquired TrailRunner International, LLC, a Texas-based global communications advisory firm with additional US offices in New York, Northern California, and Nashville and international offices in Abu Dhabi, Dubai, London, and Shanghai, enhancing our capabilities in corporate affairs, financial communications, crisis communications, litigation communications and reputation management
Pine Cove Strategies, LLC	August 2025	Acquired Pine Cove Strategies, LLC, a Texas-based strategic consulting firm led by Commissioner George P. Bush, adding a Texas state government relations practice. This addition expanded our presence in the strategically important state to include Austin, TX.

Corporate Governance

Key Highlights

We carefully consider our corporate governance practices and believe that they are appropriately tailored to our business and promote the long-term interests of our stockholders. Our corporate governance practices include:

- A majority of our Board is independent.

- All members of our Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent.

- Our Board is comprised of sophisticated, engaged directors with a range of experience and expertise.

- Our Board and its constituent committees under their charters play an active role in overseeing risk management, internal controls and reporting and our corporate governance policies.

- We have a robust code of business conduct and ethics applicable to all officers, directors and employees.

- Our Board periodically reviews our corporate governance structure, including committee charters, corporate governance guidelines, and code of conduct, to ensure they are appropriate for our operations and business.

QUESTIONS AND ANSWERS

What is the purpose of this proxy statement?

We are sending you this proxy statement because the Board of Directors of PPHC is inviting you to vote (by soliciting your proxy) at our Annual Meeting of Stockholders on May 12, 2026 at 9:00 a.m., US EDT. This proxy statement summarizes information that is intended to assist you in making an informed vote on the proposals described in this proxy statement.

Who is entitled to vote at the Annual Meeting?

Stockholders as of the close of business on March 23, 2026, the record date, are entitled to attend and vote at the Annual Meeting. There were approximately 28,928,777 shares of common stock outstanding on March 23, 2026 entitled to vote.

How many votes per share do I have?

Each share of our common stock has one vote per share.

How do I vote in advance of the meeting if I hold PPHC shares directly or through a broker or other nominee?

If, on March 23, 2026, your PPHC shares were registered directly in your name with our transfer agent, Odyssey Transfer and Trust Company, then you are a stockholder of record, and you can vote your shares in one of two ways: either by proxy or during the Annual Meeting in person.

If, on March 23, 2026, your shares were held in "street name" through a broker, bank, trustee or other nominee, you will receive instructions on how to vote from the broker, bank, trustee or other nominee. You must follow their instructions in order for your shares to be voted. Internet and telephone voting also may be offered to stockholders owning shares through certain brokers, banks, trustees and other nominees. If your shares are held in street name, you may visit www.proxydocs.com/PPHC and enter the 12-digit control number included in the voting instruction card provided to you by your broker, bank, trustee or other nominee. If you hold your shares in street name and you did not receive a 12-digit control number, you may need to log in to your broker's, bank's, trustee's or other nominee's website to access the meeting and vote. Instructions should also be provided on the voting instruction card provided by your broker, bank, trustee or other nominee.

If you choose to vote by proxy, you may do so:	
By Internet:	www.proxydocs.com/PPHC
By Telephone:	1-866-257-6114
By Mail:	P.O. Box 8016, Cary, NC 27512-9903

How do I vote in advance of the meeting if I hold depositary interests in PPHC shares through the CREST system in the UK?

If, on March 23, 2026, you were a holder of depositary interests in our shares through the CREST system in the UK (the "Depositary Interests"), your shares are held on your behalf in the name of MUFG Corporate Markets Trustees (Nominees) Limited, who are the registered stockholder. You will not receive a form of direction for the meeting in the post, but you can tell them how you want the votes in respect of your shares to be cast at the meeting and any adjournment(s) thereof, by utilizing the CREST electronic proxy appointment service as per the procedures described in the CREST Manual (available from www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for an instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International

Limited's (the "Depositary") specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes a new instruction or is an amendment to the instruction given previously must, in order to be valid, be transmitted so as to be received by the Company's registrars (ID: RA10) by the latest time(s) for receipt of instructions from holders of Depositary Interests specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by inquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions through CREST should be communicated to the Depositary through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com).The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

If you are an institutional investor, you may also be able to submit an instruction electronically via the Proxymity platform, a process which has been agreed by the Company and approved by MUFG Corporate Markets. For further information regarding Proxymity, please go to www.proxymity.io. Your instruction must be lodged by 9:00 a.m. BST on May 8, 2026 in order to be considered valid or, if the meeting is adjourned, by the time which is 72 hours before the time of the adjourned meeting. Before you can submit an instruction via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic submission of your instruction. An electronic instruction submitted via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your submission.

If you require a paper form of direction, please contact our Registrar, MUFG Corporate Markets by email at shareholderenquiries@cm.mpms.mufg.com, or you may call on 0371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30, Monday to Friday excluding public holidays in England and Wales.

The Depositary will appoint the chairperson of the meeting as its proxy to cast its votes. The chairperson of the meeting may also vote or abstain from voting as they think fit on any other business (including amendments to resolutions) which may properly come before the meeting. The 'Vote Withheld' option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

How can I attend the Annual Meeting?

The Annual Meeting will be held at the midtown offices of Fried, Frank, Harris, Shriver & Jacobson LLP at 535 Madison Ave, Floor 10, New York, NY 10022. Stockholders who attend in person will be required to show a government issued photo ID at the front lobby.

You are entitled to attend the Annual Meeting only if you were a stockholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. The Annual Meeting will begin promptly at 9:00 a.m. US EDT.

Depositary Interest holders wishing to attend the meeting should contact the Depositary at MUFG Corporate Markets Trustees (Nominees) Limited, Central Square, 29 Wellington Street, Leeds, LS1 4DL or by emailing

Nominee.Enquiries@cm.mpms.mufg.com by no later than 9:00 a.m. BST on May 8, 2026 or 72 hours before any adjourned meeting.

Can I ask questions at the Annual Meeting?

We will hold a live Q&A session, during which we intend to answer questions during the meeting that are pertinent to the Company and the meeting matters.

Only stockholders of record as of the record date for the Annual Meeting and their proxy holders who attend the meeting in person may submit questions.

To help ensure that we have a productive and efficient meeting, and in fairness to all stockholders in attendance, we will also circulate at the Annual Meeting our rules of conduct for the Annual Meeting. In accordance with the rules of conduct, we ask that you limit your remarks to one brief question that is relevant to the Annual Meeting or PPHC's business and that remarks are respectful of your fellow stockholders and meeting participants. Questions may be grouped by topic by PPHC's management with a representative question read aloud and answered. In addition, questions may be deemed to be out of order if they are, among other things, irrelevant to our business, repetitious of statements already made, or in furtherance of the speaker's own personal, political, or business interests. Questions will be addressed in the Q&A portion of the Annual Meeting.

What is the deadline for voting?

If you are a stockholder of record, your ability to vote by proxy by internet or telephone will end at 11:59 pm US EDT on May 11, 2026. If you prefer to vote by mail, your proxy must be actually received by the Company by such time at the address indicated above. You will also be able to vote by attending and voting at the Annual Meeting on May 12, 2026. However, we recommend that you submit your proxy in advance in the event your plans change or you are unable to attend the Annual Meeting.

If your PPHC shares are held in an account with a broker, bank, trustee, or nominee, you should vote in accordance with the instructions from your broker, bank, trustee, or nominee.

If you are a holder of Depositary Interests, to be effective, a valid form of direction (and any power of attorney or other authority under which it is signed) must be received electronically or delivered to MUFG Corporate Markets, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL, by no later than 9:00 a.m. BST on May 8, 2026 or 72 hours before any adjourned meeting. You must be registered as holder of the Depositary Interests as at close of business on May 8, 2026 (or 72 hours before any adjourned meeting) for your form of direction to be valid.

What happens if I do not vote?

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the internet, or online during the meeting, your shares will not be voted.

If your PPHC shares are held in an account with a broker, bank, trustee or other nominee, and you do not instruct your broker, bank, trustee or other nominee how to vote your shares, your broker, bank, trustee or other nominee may still be able to vote your shares in its discretion. In this regard, brokers and other securities intermediaries may use their discretion to vote your "uninstructed" shares with respect to matters considered under applicable exchange rules to be "routine," but not with respect to "non-routine" matters. Proposal No. 2 (Ratification of Auditors) is considered to be a "routine" matter, meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposal No. 2. The other proposals set forth in this Proxy Statement, however, are considered to be "non-routine" under applicable exchange rules, meaning that your broker may not vote your shares on this proposal in the absence of your voting instructions, which would result in a "broker non-vote." See "How many votes are required to approve each proposal?" below for more information. Please instruct your broker, bank, trustee, or other nominee to ensure that your vote will be counted.

What is a "vote withheld" and an "abstention" and how will votes withheld and abstentions be treated?

A "vote withheld," in the case of the proposal regarding the election of directors, or an "abstention," in the case of the other proposals set forth in this Proxy Statement, represents a stockholder's affirmative choice to decline to vote on a proposal. Votes withheld and abstentions are counted as present and entitled to vote for purposes of determining a quorum. Votes withheld have no effect on the election of directors. Abstentions have no effect on the approval or rejection of the other proposals set forth in this Proxy Statement.

What if I return a proxy card but do not make specific choices?

If you submit a properly signed proxy card but do not provide any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors, which are indicated above and with each proposal in this proxy statement. We know of no other business that will be presented at the Annual Meeting. However, if any other matter is properly presented at the meeting, the persons named as proxies will vote your shares using his or her best judgment.

Can I change my vote or revoke my proxy?

Yes. If your shares are registered directly in your name with our transfer agent, Odyssey Transfer and Trust Company, you may change your vote or revoke your proxy at any time prior to the final vote at the Annual Meeting on May 12, 2026 by:

- providing a new proxy bearing a later date (which automatically revokes the earlier proxy) by internet, telephone, or mail using the procedures set forth herein for submitting a proxy (and until the applicable deadline for each method);

- submitting written notice of revocation to the Secretary of the Company at inquiries@pphcompany.com prior to the Annual Meeting; or

- attending and voting at the Annual Meeting.

Your most recent proxy submitted by proxy card, internet, or telephone is the one that will count. Your attendance at the Annual Meeting by itself will not revoke your proxy if you do not also vote at the Annual Meeting.

If you hold shares in an account with a broker, bank, trustee, or nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee in accordance with the instructions they provide to you. If you have obtained a valid proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, you may change your vote by attending the Annual Meeting and voting.

If you are a holder of Depositary Interests, you may change your vote according to the instructions provided in "How do I vote in advance of the meeting if I hold depositary interests in PPHC shares through the CREST system in the UK?" above.

How many votes are required to approve each proposal?

Proposal	Votes Required to Approve Proposal	Effect of Votes Withheld or Abstentions, as applicable	Effect of Broker Non-Votes*
1. Election of Directors	Plurality of votes cast by the holders of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote	Votes withheld have no effect	No effect. Brokers may not vote the shares if not instructed by the beneficial owner, as this matter is considered "non-routine."
2. Ratification of Auditors	Majority of the voting power of the shares of stock entitled to vote that are present in person or represented by proxy at the Annual Meeting and are voted for or against	Abstentions have no effect	Not applicable. Brokers may vote the shares if not instructed by the beneficial owner, as this matter is considered "routine." Therefore, we would not expect broker non-votes to result from this proposal.
3. Allow the Electronic Distribution of Annual Report and Other Stockholder Communications	Majority of the voting power of the shares of stock entitled to vote that are present in person or represented by proxy at the Annual Meeting and are voted for or against	Abstentions have no effect	No effect. Brokers may not vote the shares if not instructed by the beneficial owner, as this matter is considered "non-routine."

*A "broker non-vote" occurs when a beneficial owner of shares held by a broker, bank, trustee or other nominee does not give voting instructions to his or her broker or other securities intermediary as to how to vote on matters deemed to be "non-routine" and, as a result, the broker or other securities intermediary may not vote the shares on those matters.

Who will count the votes?

Representatives of PPHC will tabulate the votes and act as inspector of election.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for any business to be conducted. The presence at the Annual Meeting of the holders of at least one-third of the voting power of outstanding shares of capital stock entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum. If a quorum is not present, we will not be able to conduct any business, and the Annual Meeting will be adjourned, or postponed, by the chairperson of the meeting for a later date.

Instructions to "withhold" authority to vote in the election of directors, abstentions and broker non-votes will be counted as present for determining whether or not a quorum is present.

Are there any rights of appraisal for the holders of our common stock?

The Board of Directors is not proposing any action for which the laws of the State of Delaware provide a right of a holder of our common stock to obtain appraisal of or payment for such stockholder's shares.

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and will report the final voting results in a regulatory news service announcement and a current report on Form 8-K following the completion of the Annual Meeting.

Who pays for the proxy solicitation expenses?

We are soliciting proxies on behalf of our Board of Directors and will pay the related costs. As part of this process, we may reimburse brokers and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to our stockholders. Our directors, officers, and employees may also solicit proxies in person, by telephone or by other means of communication, and will not receive any additional compensation for soliciting proxies.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, it means you hold your shares in more than one name or account. In order to vote all of your shares, you should sign and return all of the proxy cards you receive or follow the instructions for any alternative voting procedures on the proxy cards you receive.

How do I obtain a separate set of proxy materials or request a single set for my household?

We have adopted a practice approved by the Securities and Exchange Commission (the "SEC") called "householding." This means that stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure reduces printing costs, postage fees, and the environmental impact. Each stockholder who participates in householding will continue to be able to access or receive a separate proxy card.

If you prefer to receive a separate set of proxy materials or if you currently receive multiple copies and would like to request "householding" of your communications, please contact Kristine Markfort by phone at 1-888-290-1175 (toll free) or 1-612-482-5100 (direct dial) or by mail to Odyssey Transfer and Trust Company, 860 Blue Gentian Rd, Suite 320, Eagan, MN 55121. Stockholders who hold their shares in street name should contact their broker, bank or other nominee regarding combined mailings. We will strive to promptly address your request.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine directors, who are divided into three classes with staggered three-year terms. The current Class I directors are G. Stewart Hall, Keenan Austin Reed and Kimberly White; the current Class II directors are Kathleen L. Casey, Roeland Smits and Benjamin Ginsberg; and the current Class III directors are Simon Lee, Zachary W. Williams and Charles D. Brown. At the Annual Meeting, the Class II directors named above are standing for election, each for a three-year term. The terms of office of directors in Class I and Class III do not expire until the annual meetings of stockholders to be held in 2028 and 2027, respectively.

The Board of Directors has nominated Kathleen L. Casey, Roeland Smits and Benjamin Ginsberg for election as Class II directors at the Annual Meeting.

Directors are elected by a plurality of the votes cast. The three director nominees receiving the highest number of "FOR" votes will be elected. If elected at the Annual Meeting, the nominees will serve until our 2029 annual meeting of stockholders and until their successors have been elected and qualified or until they resign, die, are disqualified or are removed from the Board of Directors.

The nominees have consented to serve as director, if elected. We have no reason to believe that any of the nominees will be unable or unwilling to serve as director. If, however, a nominee is unavailable for election, your proxy authorizes us to vote for a replacement nominee if the Board of Directors names one.

The Board of Directors recommends a vote "FOR" each of the director nominees named above.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Snapshot

The following table provides summary information about each of the Company's director nominees and each continuing director. Our directors serve staggered three-year terms, with approximately one-third of directors elected at each annual general meeting of our stockholders.

Name	Age	Director Since	Independent	Class	Current Term Expires	AC	CC	NCGC
*Company's Director Nominees**								
Kathleen L. Casey	59	2026	X	II	2026	M		C
Roeland Smits	55	2023		II	2026			
Benjamin Ginsberg	74	2021	X	II	2026	M		M
Continuing Directors								
George Stewart Hall	60	2021		I	2028			
Simon Lee★	65	2021	X	III	2027		M	M
Zachary Williams	48	2021		III	2027			
Keenan Austin Reed (née Keenan N. Austin)	42	2023		I	2028			
Kimberly White	61	2021	X	I	2028		C	M
Charles D. Brown♦	65	2026	X	III	2027	C	M	

*	If elected, term will expire in 2029.	AC	Audit Committee
★	Chairperson of the Board	CC	Compensation Committee
♦	Financial Expert	NCGC	Nominating and Corporate Governance Committee
C	Chairperson of Committee		
M	Member of the Committee		

Company Director Nominees and Continuing Director Biographies

The following is a brief biographical summary of the experience of the Company's director nominees and continuing directors.

Kathleen L. Casey has served as a non-executive director on our Board of Directors, Chairperson of our Nominating and Corporate Governance Committee, and member of our Audit Committee effective immediately prior to the listing of our Common Stock on Nasdaq. Kathleen has more than 30 years of experience in various senior government and private sector leadership roles and, from 2006 to 2011, she served as a Commissioner of the SEC. In this capacity, she also served in several international leadership positions, including Chair of the International Organisation of Securities Commissions' ("IOSCO") Technical Committee and Co-Chair of the CPSS-IOSCO Review of Standards, IOSCO OTC Derivatives Task Force, IOSCO Task Force on Supervisory Cooperation, and Financial Stability Board Working Group on Provisioning. Since leaving the SEC in 2011, Kathleen has served as a non-executive director on several corporate boards including HSBC Holdings plc (NYSE: HSBC) until 2020 and as a US director of Sepio Systems, Inc. until March 2026. Some of her current positions include serving as an independent board member on the governing board of the Center for Audit Quality since 2024, advisory board member of Sterman Masser, Inc. since 2024, and independent director on the board of the Federal Home Loan Mortgage Corporation (OTCQB: FMCC) since 2019, where she serves on several committees. She received a Juris Doctor (J.D.) from George Mason University Antonin Scalia Law School and a B.A. in international politics from The Pennsylvania State University.

Roeland Smits has served as our Chief Financial Officer and a member of our Board of Directors since September 2023. Mr. Smits joined PPHC in May 2022 as Deputy Chief Financial Officer with a strong focus on driving the company's mergers and acquisitions (M&A) agenda. Prior to joining PPHC, Mr. Smits spent 12 years in various CFO roles at Kantar, co-owned by WPP and Bain Capital, where most recently he was CFO of Kantar Americas from 2012 until joining us. Before joining Kantar, Mr. Smits spent 6 years leading the North American M&A team of WPP. Also, Mr. Smits spent 8 years working in private equity, most notably for HAL investments BV, a publicly listed family fund in the Netherlands.

Benjamin Ginsberg has served as a non-executive director on our Board of Directors, and as a member of our Audit Committee and our Compensation Committee (until January 2026), since December 2021. Effective immediately prior to our listing on Nasdaq, Mr. Ginsberg became a member of our Nominating and Corporate Governance Committee. Prior to joining PPHC, Mr. Ginsberg was most recently a political law partner at international law firm Jones Day before retiring in August 2020. Prior to that, he served as national counsel to the Bush-Cheney presidential campaigns in 2000 and 2004, as well as the Romney for president campaigns of 2008 and 2012. He joined Patton Boggs, a full-service global law firm, in 1993 after serving eight years as counsel to the Republican National Committee, the Republican Senatorial Committee and the Republican Congressional Committee. Mr. Ginsberg is counsel to the Republican Governors Association.

Simon Lee has served as a non-executive director and Chairperson of our Board, Chairperson of our Audit Committee (until January 2026) and a member of our Compensation Committee since December 2021. Immediately prior to our listing on Nasdaq, Mr. Lee became a member of our Nominating and Corporate Governance Committee. Outside of his work with PPHC, Mr. Lee is Chair of Brit Syndicates, where he has been a director since 2016, and the Advisory Board of Perfect Cellar. He is Non-Executive Director of Fairfax International (Barbados) Ltd, Fairfax Asia Ltd, Falcon Insurance Ltd, SingaporeRe Ltd and TP24 AG. Until December 2013, he served as group chief executive of RSA Insurance Group plc, a FTSE 100 insurer. Mr. Lee also spent 17 years with NatWest Group where he held a number of senior leadership positions, including CEO of NatWest Offshore, Head of US Retail Banking, CEO NatWest Mortgage Corporation (US) and Director of Global Wholesale Markets.

George Stewart Hall is a co-founder of the Company and of Crossroads Strategies. In 2014, Crossroads Strategies was merged to form PPHC-LLC, where Mr. Hall served as CEO and Managing Partner. Mr. Hall has served as our Chief Executive Officer and a member of our Board of Directors since our founding in 2014 and as a member of our Board of Directors since PPHC's incorporation in February 2021. Mr. Hall has extensive experience in both the public and private sectors. He co-founded Federalist Group in 1999, which was acquired by Ogilvy Public Relations (WPP) in 2005. Prior to that, he served as Legislative Director to Senator Richard Shelby (R-AL) from 1992-1996, working across defense policy, appropriations and financial services committees.

Zachary Williams has served as an executive director on our Board of Directors since December 2021 and is managing partner at our Forbes Tate Partners member company, a full-service government and public affairs advocacy firm that became part of PPHC in 2014. Prior to Forbes Tate Partners, he was a founder and managing partner of Cauthen Forbes and Williams.

Keenan Austin Reed (née Keenan N. Austin) has served as an executive director on our Board of Directors since December 2023. Ms. Austin is a global leader on policy and politics, and serves as a senior advisor to PPHC. Ms. Austin is known for mobilizing her immense network and building brands and coalitions to advance the goals of her clients and the broader Capitol Hill community. Ms. Austin is also a principal at our Alpine Group member company, a top 20 lobbying firm in Washington, D.C.. She joined Alpine Group in 2021 and rose swiftly to the firm's leadership. Prior to joining Alpine Group in 2021, she was the Chief of Staff to US Representative Donald McEachin. Recently, Ms. Austin was named "Lobbyist of the Year" by the prestigious Washington Government Relations Group. Ms. Austin is also the founder and chair of Black Women Leading, a 501(c)(3) organization that supports the empowerment of Black women in public service, notably the Black Women's Congressional Alliance (BWCA).

Kimberly White has served as a non-executive director on our Board of Directors, and as Chairperson of our Compensation Committee and a member of our Audit Committee (until January 2026), since December 2021. Effective immediately prior to our listing on Nasdaq, Ms. White became a member of our Nominating and

Corporate Governance Committee. Ms. White is Senior Vice President and Chief Corporate Affairs Officer of Generate:Biomedicines, a company focused on the application of AI to drug discovery founded by Flagship Pioneering. Prior to that through September 2023, Ms. White worked in the Alphabet ecosystem serving as a senior communications advisor to Verily and Isomorphic Labs, two of Alphabet's "bets" in healthcare. Ms. White has served as Chief Communications Officer for a number of public companies including CVS Health from April 2020 until April 2021, Vertex Pharmaceuticals and Baxter. In addition to her corporate roles, she held senior leadership roles at Edelman and Ogilvy over a 20+ year agency career.

Charles D. Brown has served as a non-executive director on our Board of Directors, Chairperson and financial expert of our Audit Committee, and member of our Compensation Committee effective immediately prior to the listing of our Common Stock on Nasdaq. He has spent over 24 years at Fitch Group, Inc., a global financial data and information company, and its principal subsidiary, Fitch Ratings, Inc., one of the largest international credit rating agencies, most recently as the Chief Legal Officer and member of the executive committee, responsible for all legal matters, risk management, and government and regulatory relations. During his time with Fitch, he also served as Chief Compliance Officer for Fitch Ratings and, later, as Chief Credit Officer. Mr. Brown is an experienced lawyer and executive specializing in financial analysis, risk management, credit ratings, securities law, financial reporting, capital markets, structured finance, mergers and acquisitions, compliance, government and regulatory relations, and corporate governance. He is an independent, non-executive director at DBRS Inc., DBRS Ratings Limited, DBRS Ratings GmbH, and their credit rating agency affiliates, the worldwide credit rating agency that is a subsidiary of Morningstar, Inc. (NASDAQ: MORN), a leading global provider of independent investment insights. Mr. Brown holds a bachelor of science degree in economics and finance from the Fordham University Gabelli School of Business and a Juris Doctor (J.D.) from the Fordham University School of Law.

Our Board of Directors

Our Board of Directors oversees the management of our business and serves as the ultimate decision-making body of the Company, except for those matters reserved to our stockholders. The Board of Directors oversees our management team, to whom it has delegated responsibility for our day-to-day operations. While the Board's oversight role is broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management.

Our Board of Directors consists of nine members, as set forth in the table above. Pursuant to our Certificate of Incorporation, our Board of Directors is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III, with the classes elected to staggered three-year terms. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by our Board of Directors, with the number of directors in each class to be divided as nearly equal as reasonably possible. Our Certificate of Incorporation and Second Amended and Restated Bylaws do not limit the number of terms a member may be re-elected as a director.

Each of our four executive directors—George Stewart Hall, Roeland Smits, Zachary Williams and Keenan Austin Reed—are parties to an executive employment agreement with us. Each of our five non-executive directors —Simon Lee, Kimberly White, Benjamin Ginsberg, Kathleen L. Casey, and Charles D. Brown —are parties to a letter of appointment. William Chess, who served as a non-executive director of the Company until September 29, 2025, was, and remains, party to a consulting agreement, as described below. (For additional information on executive employment agreements and director appointment and consulting agreements, see "*Executive Compensation*").

Board Leadership Structure

Simon Lee is the Chairperson of our Board of Directors. Our Audit Committee is chaired by Charles D. Brown, our Compensation Committee is chaired by Kimberly White and our Nominating and Corporate Governance Committee is chaired by Kathleen L. Casey. Our Board of Directors believes that our current leadership structure provides us with effective leadership and is in the best interest of us and our stockholders.

Board Risk Oversight

The Board exercises direct oversight of strategic risks to the Company. The Board administers its oversight function directly as a whole and through its standing committees that address risks inherent in their respective areas of oversight. The Audit Committee of the Board reviews guidelines and policies governing the process by which senior management assesses and manages our exposure to risk, including our major financial and operational risk exposures and the steps management takes to monitor and control such exposures. The Compensation Committee of the Board oversees risks relating to our compensation policies and practices. The Nominating and Corporate Governance Committee of the Board assists the Board by overseeing and evaluating programs and risks associated with Board organization, membership and structure and corporate governance. Each committee is charged with risk oversight and reports to the Board on those matters.

Corporate Governance Policies and Practices

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics which became effective immediately prior to the completion of our listing on Nasdaq, and applies to all of our directors, officers and employees. Our Code of Business Conduct and Ethics has been established to encourage, among other things, (i) honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable disclosure; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of any violations of law or the Code of Business Conduct and Ethics; (v) accountability for adherence to the Code of Business Conduct and Ethics, including fair process by which to determine violations; (vi) consistent enforcement of the Code of Business Conduct and Ethics, including clear and objective standards for compliance; (vii) protection for persons reporting any such questionable behavior; (viii) the protection of the Company's legitimate business interests, including its assets and corporate opportunities; and (ix) confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

The Audit Committee of our Board of Directors is responsible for overseeing the Code of Business Conduct and Ethics and approving any waivers of the Code of Business Conduct for executive officers and directors. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website.

A copy of the Code of Business Conduct and Ethics is made available on our website, which is located at https://pphcompany.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement and is not incorporated by reference herein. We have included our website address in this Proxy Statement solely as an inactive textual reference.

Securities Trading Policy

We have adopted a securities trading policy and procedures applicable to our directors, officers, and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. All transactions in the Company's securities by such persons, including hedging transactions, are subject to such securities trading policy, a copy of which was filed as Exhibit 19.1 to our Annual Report on Form 10-K.

The Company does not generally prohibit transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities but any such transactions are subject to our securities trading policy.

Director Independence

Our Board of Directors assesses the independence of each director at least annually and has determined that a majority of the directors on our Board, including Charles D. Brown, Kathleen L. Casey, Benjamin Ginsberg, Kimberly White and Simon Lee, are independent in accordance with criteria established by Nasdaq for independent Board members and the applicable rules and regulations of the SEC and also satisfy the independence requirements set out in the QCA Corporate Governance Code framework of the Quoted Companies Alliance (the "QCA Code"). George Stewart Hall, Roeland Smits, Zachary Williams and Keenan Austin Reed are not considered independent because they are group employees.

In addition, our Board of Directors has determined that each member of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee is independent and, in the case of the Audit Committee and Compensation Committee, meets the heightened independence requirements applicable to each such Committee in accordance with the listing standards of Nasdaq and the applicable rules and regulations of the SEC and also satisfy the independence requirements set out in the QCA Code.

Communications with Directors

Stockholders or other interested parties may communicate with, or otherwise make her or his concerns known directly to the Chairperson of any of the Audit, Nominating and Corporate Governance and Compensation Committees or the independent directors as a group, by addressing such communications or concerns to the Chairperson of such committee or the Secretary who will forward such communications to the appropriate party. Communications or concerns may be sent by emailing inquiries@pphcompany.com or mailing correspondence to our Secretary at Public Policy Holding Company, Inc., 800 North Capitol St. NW, Suite 800, Washington D.C. 20002.

Director Nominations Process

The Nominating and Corporate Governance Committee is responsible for identifying and reviewing the qualifications of potential director candidates and recommending to the Board those candidates to be nominated to the Board.

When identifying and evaluating potential director nominees, including current members of the Board of Directors who are eligible for re-election, the Nominating and Corporate Governance Committee seeks a balance of knowledge, experience, and capability on the Board and may consider the following:

- minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially; and

- all other factors the Committee considers appropriate, which may include age, diversity of background, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations such as antitrust issues, corporate governance background, various and relevant career experience, relevant technical skills, relevant business or government acumen, financial and accounting background, technology background, executive compensation background and the size, composition and combined expertise of the existing Board.

In its discretion, the Nominating and Corporate Governance Committee will also consider recommendations of qualified nominees by stockholders by evaluating the same factors as described above.

In addition to the process described above, our Second Amended and Restated Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must meet certain deadlines established by our Second Amended and Restated Bylaws and provide certain information required by our Second Amended and Restated Bylaws. For a description of the process for nominating directors in accordance with our Second Amended and Restated Bylaws, see "Stockholder Proposals and Recommendations" in this Proxy Statement.

Policy for Recovery of Erroneously Awarded Compensation

The Board adopted a clawback policy (the "Clawback Policy") effective as of September 29, 2025. The Clawback Policy is intended to comply with SEC and Nasdaq listing standards and maintain a culture of focused, diligent, and responsible management that discourages conduct detrimental to the growth of the Company. Accordingly, as set forth in the Clawback Policy, the Company is required to recover certain erroneously paid incentive-based compensation, including cash incentive or performance-vesting equity compensation, of its current and former executive officers in the event the Company is required to prepare a qualifying accounting restatement. A copy of the Clawback Policy was filed as Exhibit 97.1 to our 2025 Annual Report.

During 2025, the Company determined that previously filed interim and annual financial statements had a material error in its earnings per share calculation resulting from the inclusion of certain unvested pre-UK IPO shares in the basic earnings per share calculation and the Company was also not appropriately applying the two-class method to calculate Basic and Diluted earnings per share in accordance with ASC 260, Earnings Per Share. As a result, earnings per share calculations were restated for the year ended December 31, 2024. Accordingly, the Company conducted a recovery analysis of incentive-based compensation received by its executive officers during the relevant period that would be applicable under the Securities Exchange Act of 1934, as amended (the "Exchange Act") rules. The Company concluded that no recovery was required, noting that the Clawback Policy was not in effect at the time the restatement was effected, and, even if the Clawback Policy had been in effect, the restatements would not have required any clawbacks.

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

The Compensation Committee may grant equity-based awards under our incentive plan (the "Omnibus Incentive Plan") to officers, directors and employees in the form of restricted stock units ("RSUs"), restricted stock awards ("RSAs") or options to acquire shares of our Common Stock. Options granted under the Omnibus Incentive Plan generally vest 100% on the 3rd anniversary of the relevant grant date. RSUs typically vest on a fixed schedule, with 1/3 vesting on each anniversary of the relevant grant date (so that 100% will have vested within three years), and RSAs typically vest 100% on the anniversary of the relevant grant date.

Consistent with the Company's dealings and insider trading policy, equity awards are granted only during periods when the relevant participants and approving authorities are not in possession of material non-public information. We do not schedule the grant of stock options or other equity awards in anticipation of the disclosure of material nonpublic information, and we do not schedule the disclosure of material nonpublic information based on the timing of grants of stock options or other equity awards.

In the year ended December 31, 2025, during which we were not yet a reporting Company under the Exchange Act, we did not award any Company securities to a named executive officer in any period beginning four business days before the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a current report on Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such report.

Board Meetings

Our Board of Directors met 11 times during fiscal year 2025. Each current director attended at least 75% of the total number of fiscal year 2025 meetings of the Board and of each Committee on which she or he served, which were held during the period in which that director served. We encourage all directors and director nominees to attend the Annual Meeting; however, attendance is not mandatory. All of our directors then serving attended our 2025 Annual Meeting of Stockholders.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which operate pursuant to charters adopted by our Board of Directors. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and the Exchange Act. Members of each committee shall serve (subject to his or her earlier failure to qualify, resignation, retirement or removal) until his or her successor shall have been duly appointed and qualified in accordance with the terms of each committee charter. Each committee charter is available on our investor website (investors.pphcompany.com) under "Governance — Documents & Charters." Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

During the year ended December 31, 2025, our Audit Committee consisted of Simon Lee (Chairperson), Benjamin Ginsberg and Kimberly White. Effective immediately prior to our listing on Nasdaq, our Audit Committee consists of Charles D. Brown, Kathleen L. Casey and Benjamin Ginsberg, each of whom meets the financial literacy requirements of, and as required by, the rules and regulations of Nasdaq. Mr. Brown has been selected as the Chairperson of the Audit Committee, and our Board of Directors has determined that Mr. Brown is an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K. The Audit Committee will at all times be composed of directors who are "financially sophisticated," as defined under Nasdaq's listing standards. In arriving at these determinations, our Board of Directors has examined each Audit Committee member's scope of experience and the nature of their employment in the corporate finance sector. Furthermore, each of the above-named members of the Audit Committee is "independent" as defined in Rule 10A-3 under the Exchange Act and the rules and regulations of Nasdaq.

The Audit Committee is required under its charter to meet at least quarterly and otherwise as required. Among other responsibilities, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditor including overseeing the qualifications and independence of such auditor and advising on the terms of engagement between the Company and such auditor.

The Audit Committee's role also includes: (i) overseeing management's conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) ensuring procedures are in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; (iii) reporting regularly to our Board of Directors on Audit Committee meetings; (iv) monitoring the integrity of our financial statements (including annual and interim accounts and results announcements); (v) undertaking narrative reporting and advising the Board of Directors on whether the content of the annual report and accounts provides the necessary information for stockholders to assess our performance, business model and strategy; (vi) preparing certain reports required by the rules and regulations of the SEC; (vii) reviewing our policies for detecting fraud; (viii) reviewing our compliance with legal and regulatory requirements applicable to financial statements and accounting and financial reporting processes; (ix) reviewing our internal audit functions, (x) reviewing and monitoring the extent of the non-audit services undertaken by external auditors, and (xi) ensuring that we have in place the procedures, resources and controls to enable compliance with applicable AIM rules and the QCA Code.

The Audit Committee shall, at least once a year, conduct an annual review and evaluation of its own performance and that of its members, including an assessment of its compliance with the Audit Committee charter to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board of Directors for approval.

In fiscal year 2025, our Audit Committee met six times.

Compensation Committee

During the year ended December 31, 2025, our Compensation Committee consisted of Kimberly White (the Chairperson), Simon Lee and Benjamin Ginsberg. Effective immediately prior to our listing on Nasdaq, our Compensation Committee consists of Kimberly White (the Chairperson), Simon Lee and Charles D. Brown. Our Board of Directors has determined that each member is "independent" under Nasdaq listing standards and also satisfies the independence requirements set out in the QCA Code. In addition, at least two members of the Compensation Committee qualify as a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act.

The Compensation Committee is required under its charter to meet not less than twice a year and at such other times as required. The Compensation Committee's responsibilities generally include reviewing and approving all forms of compensation to be provided to, and employment agreements with, the directors, executive officers and other key employees of the Company. The Compensation Committee also has responsibility for: (i) recommending to our Board of Directors a compensation policy for executive directors and other senior executives, and monitoring its implementation; (ii) approving and recommending to our Board of Directors and stockholders the total individual compensation package of the executive directors and other senior executives (including bonuses, incentive payments and share incentive awards or other share awards); and (iii) approving the design of, and determining targets for, any performance related pay schemes and share incentive plans operated by the Company. No director or member of management may be involved in any discussions as to their own compensation.

The Compensation Committee generally considers our Chief Executive Officer's recommendations when making decisions regarding the compensation of executive officers (other than the Chief Executive Officer). Pursuant to the Compensation Committee's charter, the Compensation Committee has the authority to retain or obtain the advice of compensation consultants, legal counsel and other advisors to assist in carrying out its responsibilities. In fiscal year 2025, the Compensation Committee engaged the compensation consulting firm Pearl Meyer & Partners, LLC ("Pearl Meyer") to assist in making decisions regarding the amount and types of compensation to provide our executive officers and non-employee directors. As part of this process, the Compensation Committee reviewed a compensation assessment provided by Pearl Meyer comparing our compensation to that of a group of peer companies in the larger marketing services industry and met with Pearl Meyer to discuss our executive and non-employee director compensation and to receive input and advice. Pearl Meyer also consulted on US norms for long-term incentive programs. Pearl Meyer reported directly to the Compensation Committee. The Compensation Committee has considered the adviser independence factors required under Nasdaq and SEC rules as they relate to Pearl Meyer and has determined that its work does not raise a conflict of interest.

The Compensation Committee shall, at least once a year, conduct an annual review and evaluation of its own performance and that of its members, including an assessment of its compliance with the Compensation Committee charter to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board of Directors for approval.

In fiscal year 2025, our Compensation Committee met five times.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our Board of Directors consists of Kathleen L. Casey (the Chairperson), Simon Lee, Benjamin Ginsberg and Kimberly White. Our Board of Directors has determined that each member is "independent" under Nasdaq listing standards and also satisfies the independence requirements set out in the QCA Code.

The Nominating and Corporate Governance Committee is required under its charter to meet not less than twice a year and at such other times as required. The Nominating and Corporate Governance Committee's responsibilities generally include (i) overseeing and assisting the Board of Directors in reviewing and recommending nominees for election as directors, including nominees recommended by stockholders; (ii) assessing the performance of the members of the Board and senior management; (iii) recommending members of the Board of Directors to serve on committees of the Board of Directors; (iv) establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company; (v) overseeing and approving the management continuity planning process; and (vi) otherwise taking a leadership role in shaping the corporate governance of the Company.

The Nominating and Corporate Governance Committee shall, at least once a year, conduct an annual review and evaluation of its own performance and that of its members, including an assessment of its compliance with the Nominating and Corporate Governance Committee charter to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board of Directors for approval.

As the Nominating and Corporate Governance Committee was established only in January 2026, it did not meet during the year ended December 31, 2025.

No Family Relationships

We are not aware of any family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or executive officers having been involved in any material legal proceedings in the past ten years relating to any of the items set forth under Item 401(f) of Regulation S-K. There are no material proceedings to which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

The following table and related footnotes show the compensation paid to our directors during the year ended December 31, 2025.

Name[1]	Fees earned or paid in cash	All other compensation	Total
Simon Lee	$ 120,000	$ —	$ 120,000
William Chess[2]	$ —	$ —	$ —
Benjamin Ginsberg	$ 80,000	$ —	$ 80,000
Kimberly White	$ 80,000	$ —	$ 80,000

_____

Notes to table:
(1) None of our executive directors received compensation for their service as directors.
(2) William Chess received no compensation for his service as a non-executive director during the year ended December 31, 2025. However, he did receive compensation from the Company for consulting services (comprising $120,000 in fees) for the year ended December 31, 2025 (see "—Consulting Agreement of William Chess (Non-Executive Director)," below).

Consulting Agreement of William Chess (Non-Executive Director)

Pursuant to an agreement with PPHC dated August 1, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Chess was employed by PPHC as Chief Financial Officer. On July 2, 2023, Mr. Chess was appointed Chief Administrative Officer. Effective July 1, 2024, Mr. Chess retired as our Chief Administrative Officer. Pursuant to an agreement with PPHC dated July 1, 2024, Mr. Chess serves as a consultant to us. The monthly fee payable by us to Mr. Chess as a consultant to the Company is $10,000. With respect to the year ending December 31, 2024, during which Mr. Chess served as an executive and non-executive director of the Company, Mr. Chess received an annual salary of $450,000. In addition, with respect to such year, Mr. Chess received awards under our Omnibus Incentive Plan consisting of (i) 17,438 restricted shares of our Common Stock (3,488 on an adjusted basis after giving retrospective effect to the 5 to 1 reverse stock split, which became effective October 2, 2025 (the "2025 Reverse Stock Split")), and (ii) 100,000 shares (20,000 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) of our Common Stock as a result of previously issued RSUs vesting. Also, with respect to the year ended December 31, 2024, Mr. Chess purchased 25,000 shares (5,000 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) of our Common Stock. Mr. Chess became a stockholder of the Company upon receiving shares in connection with the Company's pre-UK IPO reorganization on December 10, 2021. Mr. Chess resigned as director on September 29, 2025. In addition, his consulting agreement expired in December 2024, but has been extended by oral agreement on a month-to-month basis under an arrangement approved by our Compensation Committee.

Appointment Agreement of Simon Lee (Non-Executive Director and Chairperson)

Pursuant to a letter of appointment with PPHC dated December 13, 2021, as amended on January 28, 2026, Mr. Lee serves as non-executive Chairperson of our Board of Directors and member of the Board's Nominating and Corporate Governance Committee. With respect to the year ended December 31, 2025, Mr. Lee received an annual fee of $120,000. With respect to the year ended December 31, 2024, Mr. Lee also received $2,000 in additional compensation. The current annual fee payable by us to Mr. Lee is $240,000 per annum before tax, comprising $120,000 in cash and $100,000 in RSUs vesting on the first anniversary of the grant date.

Appointment Agreement of Kimberly White (Non-Executive Director)

Pursuant to a letter of appointment with PPHC dated December 13, 2021, as amended on January 28, 2026, Ms. White serves as a non-executive director of PPHC and chairperson of the board's Compensation Committee, and member of Nominating and Corporate Governance Committee. With respect to the year ended December 31, 2025, Ms. White received an annual fee of $80,000. With respect to the year ended December 31, 2024, Ms. White also received $2,000 in additional compensation. The current annual fee payable by us to Ms. White is $200,000 per annum before tax, comprising $100,000 in cash and $100,000 in RSUs vesting on the first anniversary of the grant date.

Appointment Agreement of Benjamin Ginsberg (Non-Executive Director)

Pursuant to a letter of appointment with PPHC dated December 13, 2021, as amended on January 28, 2026, Mr. Ginsberg serves as a non-executive director of the Company and a member of the Audit Committee and Nominating and Corporate Governance Committee. With respect to the year ended December 31, 2025, Mr. Ginsberg received an annual fee of $80,000. With respect to the year ended December 31, 2024, Mr. Ginsberg also received $2,000 in additional compensation. The current annual fee payable by us to Mr. Ginsberg is $180,000 per annum before tax, comprising $80,000 in cash and $100,000 in RSUs vesting on the first anniversary of the grant date.

Appointment Agreement of Kathleen Casey (Non-Executive Director)

Pursuant to a letter of appointment with PPHC dated January 28, 2026, Ms. Casey has served since such date as a non-executive director of the Company and on the Audit Committee and as Chairperson of the Nominating and Corporate Governance Committee. The annual fee payable by us to Ms. Casey is $200,000 per annum before tax, comprising $100,000 in cash and $100,000 in RSUs vesting on the first anniversary of the grant date.

Appointment Agreement of Charles Brown (Non-Executive Director)

Pursuant to a letter of appointment with PPHC dated January 28, 2026, Mr. Brown has served since such date as a non-executive director of the Company and on the Compensation Committee and as Chairperson of the Audit Committee. The annual fee payable by us to Mr. Brown is $210,000 per annum before tax, comprising $110,000 in cash and $100,000 in RSUs vesting on the first anniversary of the grant date.

Director Compensation Policy

Until January 2026, decisions regarding the compensation of our executive directors were made by our prior Remuneration Committee, and decisions regarding the compensation of non-executive directors were made by the executive directors in accordance with the terms of reference for the Remuneration Committee. Effective January 2026, we have established a Compensation Committee and our executive compensation programs, policies and practices for our directors and executive officers are subject to the review and approval of the Compensation Committee. Under our Compensation Committee charter, the compensation Committee is responsible for setting and reviewing the compensation of our directors and executive officers or individuals party to a key principal agreement with the Company. The Compensation Committee is also responsible for evaluating the performance of the chief executive officer and determining and approving the chief executive officer's annual salary, bonus, equity incentives, long-term incentives and other benefits in accordance with such chief executive officer's key principal agreement. No director or member of management may be involved in any discussions as to their own compensation (including with respect to any options).

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2025, our Compensation Committee consisted of Kimberly White (the Chairperson), Simon Lee and Benjamin Ginsberg. Effective immediately prior to our listing on Nasdaq, our Compensation Committee consists of Kimberly White (the Chairperson), Simon Lee and Charles D. Brown. During the year ended December 31, 2025, none of our executive officers served on the board of directors or compensation committee of a company that had an executive officer that served on our compensation committee or board of directors. As of the date of this Proxy Statement, no member of our board of directors is an executive officer of a company on whose board of directors or compensation committee one of our executive officers serves.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed, and the Board has ratified the appointment of, Forvis Mazars, LLP ("Forvis Mazars") as the independent registered public accounting firm for the Company for the 2026 fiscal year. Forvis Mazars became the Company's independent auditors in 2024 and has audited our consolidated financial statements since 2024. Although not required by the Company's Certificate of Incorporation or Second Amended and Restated Bylaws, the Board of Directors deems it to be in the best interest of the Company to submit to the stockholders a proposal to ratify the appointment of Forvis Mazars and recommends a vote in favor of such ratification.

It is not expected that representatives of Forvis Mazars will attend the Annual Meeting.

The Board of Directors recommends a vote FOR ratification of the appointment of Forvis Mazars, LLP as independent registered public accounting firm for fiscal year 2026.

This proposal is decided by a majority of the votes cast. This proposal will be approved if the number of votes cast "FOR" the proposal exceeds the number of votes cast "AGAINST" the proposal.

Forvis Mazars, LLP Fees and Services

The following table sets forth the approximate aggregate fees billed for professional services by the Company's independent registered public accounting firm, Forvis Mazars, LLP for 2025 and 2024.

Fee Categories	2025	2024
Audit fees	$ 1,847,127	$ 797,885
Audit related fees	—	—
Tax fees	—	—
Other Fees	—	—
Total fees	$ 1,847,127	$ 797,885

Audit fees. These fees consist of fees for professional services for the audit and interim reviews of our consolidated financial statements. Audit fees also include audit services that are normally provided by independent auditors in connection with statutory audit and regulatory filings, as well as consents and comfort letters rendered in connection with our US IPO. The amounts noted above include reimbursement for direct out-of-pocket travel and other sundry expenses.

Audit-related fees. These fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.

Tax fees. These fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, acquisitions and tax planning.

All other fees. These fees consist of fees for products and services other than the services reported above.

Previously Reported Change in Accountant

Upon the recommendation of our Audit Committee, we engaged Forvis Mazars, LLP on July 13, 2024 as the Company's independent external (statutory) auditors for the year ending December 31, 2024. In connection with this appointment, in July 2024, upon the recommendation of our Audit Committee, we terminated the engagement of MN Blum, LLC ("MN Blum") as our component auditor and terminated the engagement of Crowe U.K. LLP ("Crowe UK") as our statutory auditor for the year ended December 31, 2024.

Neither MN Blum nor Crowe UK prepared reports on our financial statements for the year ended December 31, 2024.

No report by MN Blum or Crowe UK on our financial statements for the years ended December 31, 2022 or 2023, or for any subsequent interim period, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and there were no disagreements with respect to any such period with MN Blum or Crowe UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MN Blum or Crowe UK, respectively, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report for such period.

There were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K for such years and subsequent interim period through July 13, 2024.

In accordance with Item 304(a)(3) of Regulation S-K, we have provided MN Blum and Crowe UK with a copy of our Annual Report on Form 10-K and requested that each of MN Blum and Crowe UK furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein.

During the fiscal years ended December 31, 2023 and 2022, and during the interim period through July 13, 2024, neither the Company nor anyone on its behalf consulted with Forvis Mazars, LLP regarding either (1) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Forvis Mazars, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as described in Item 304(a)(1)(v) of Regulation S-K).

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services performed by Forvis Mazars to ensure that the provision of such services does not impair the public accounting firm's independence. The Audit Committee pre-approved all of the services described above.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of Forvis Mazars, LLP as independent registered public accounting firm for fiscal year 2026.

AUDIT COMMITTEE REPORT

PPHC's Audit Committee is composed entirely of independent directors who meet the independence requirements of the Listing Rules of the Nasdaq Stock Market and the SEC. The Audit Committee operates pursuant to a written charter, which is available on our investor relations website (investors.pphcompany.com).

As described above in more detail, the principal purpose of the Audit Committee is to assist the Board of Directors in overseeing the Company's accounting practices, system of internal controls, audit processes, and financial reporting processes. The Audit Committee is responsible for appointing and retaining the Company's independent auditor and approving the audit and permitted non-audit services to be provided by the independent auditor. The Audit Committee's function is more fully described in its charter.

Management is responsible for preparing our financial statements and for ensuring that those financial statements are complete, accurate, and prepared in accordance with generally accepted accounting principles. Forvis Mazars, LLP ("Forvis Mazars"), the Company's independent registered public accounting firm, is responsible for auditing the Company's consolidated financial statements and expressing an opinion on whether those financial statements conform with generally accepted accounting principles.

In performing its responsibilities, the Audit Committee has:

- Reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2025;

- Discussed with Forvis Mazars the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and

- Received the written disclosures and the letter from Forvis Mazars required by applicable PCAOB requirements regarding the independent accountant's communications with the Audit Committee concerning auditor independence, and discussed with Forvis Mazars its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Respectfully submitted by:

Charles D. Brown (Chairperson)

Kathleen L. Casey

Benjamin Ginsberg

The Audit Committee Report above does not constitute "soliciting material" and shall not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates it by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of our executive officers as of April 1, 2026.

Name	Age	Position
Executive Officers		
George Stewart Hall	60	Chief Executive Officer and Director
Roeland Smits	55	Chief Financial Officer and Director
Jill Kendrick	50	Chief Operating Officer
Thomas Gensemer	48	Chief Strategy Officer
Neal Strum	60	Chief Legal Officer
Ron Starzman	47	Executive Vice President, Human Resources
Paula Thrasher	51	Vice President, Accounting Operations
John Green	54	Chief Client Officer
Matthew Mazzanti	29	Chief Administrative Officer

George Stewart Hall is a co-founder of the Company and of Crossroads Strategies. In 2014, Crossroads Strategies was merged to form PPHC-LLC, where Mr. Hall served as CEO and Managing Partner. Mr. Hall has served as our Chief Executive Officer since our founding in 2014 and as a member of our Board of Directors since PPHC's incorporation in February 2021. Mr. Hall has extensive experience in both the public and private sectors. He co-founded Federalist Group in 1999, which was acquired by Ogilvy Public Relations (WPP) in 2005. Prior to that, he served as Legislative Director to Senator Richard Shelby (R-AL) from 1992-1996, working across defense policy, appropriations and financial services committees.

Roeland Smits has served as our Chief Financial Officer and a member of our Board of Directors since September 2023. Mr. Smits joined PPHC in May 2022 as Deputy Chief Financial Officer with a strong focus on driving the company's mergers and acquisitions (M&A) agenda. Prior to joining PPHC, Mr. Smits spent 12 years in various CFO roles at Kantar, co-owned by WPP and Bain Capital, where most recently he was CFO of Kantar Americas from 2012 until joining us. Before joining Kantar, Mr. Smits spent 6 years leading the North American M&A team of WPP. Also, Mr. Smits spent 8 years working in private equity, most notably for HAL investments BV, a publicly listed family fund in the Netherlands.

Jill Kendrick has served as our Chief Operating Officer since our founding in 2014. She has 20 years of experience in developing, implementing, and growing the operational infrastructure to advance an organization throughout its business life cycle. Prior to joining PPHC, Ms. Kendrick served as the Chief Financial Officer of Crossroads, one of the founding firms of PPHC. In this role, she built the back-office infrastructure from the ground up for the financial and human resources processes across the growing group of companies. Before CRS, Ms. Kendrick served as the Chief Administrative Officer of Ogilvy Government Relations. In this capacity, she had oversight of all financial and personnel activities for, at the time, one of the top five government relations firms. She transitioned from Federalist Group to Ogilvy Government Relations post acquisition of Federalist Group by Ogilvy Public Relations Worldwide, a WPP Company. She was the key point of contact throughout the due diligence during the acquisition process and handled the transition of all the financial and human resources post-acquisition. Ms. Kendrick has held additional positions within Federalist Group, Berman Enterprises, and in Disaster Fundraising for the National Headquarters of the American Red Cross. It was in these positions that she grew her appreciation for business process improvement.

Thomas Gensemer has served as our Chief Strategy Officer since early 2020, having previously served as an advisor from 2018-2020. Mr. Gensemer joined PPHC after nearly 20 years in advertising, public affairs and politics. From 2005-2014 he served as CEO and managing partner of Blue State Digital (BSD), where he led the agency from its early founding through years of rapid growth until its ultimate acquisition by WPP in late 2011. In 2013, Mr. Gensemer was named chief strategy officer for Burson (then Burson-Marsteller), one of the world's largest public relations networks (also a WPP company), where he oversaw a portfolio of global clients (Accenture, Ford, Nestle) and led the firm's research, analytics, and creative functions. Mr. Gensemer's work and insights have been featured in global media including Bloomberg, the Guardian, Wall Street Journal, Economist, and Business Week. He's also appeared on CNN, CNBC, ITV, BBC, and Bloomberg TV. Mr. Gensemer continues involvement in organizations including the World Economic Forum, Aspen Institute, International Rescue Committee, Kasita, a hospitality start-up, and Court Avenue, a digital transformation agency. He also serves on the boards of the Public Goods Projects (PGP), the Purpose Foundation, the It Gets Better Campaign, and is a longtime advisor to the Family Equality Council.

Neal Strum has served as our Chief Legal Officer since January 2022, having previously served as outside legal counsel since our inception. Mr. Strum brings over thirty years of legal experience as a corporate and finance attorney at Venable LLP where he worked from 1991 until joining us. Prior to joining PPHC, Mr. Strum represented numerous clients across various industries – service, finance, hospitality, technology and healthcare – with a focus on mergers and acquisitions, venture capital, private equity and other equity investments. Mr. Strum is a graduate of the University of Maryland and of the University of Maryland School of Law.

Ron Starzman has served as our Executive Vice President of Human Resources since April 2019. Throughout his extensive career, Mr. Starzman has developed key workplace improvement initiatives, built and administered employee engagement programs, and overseen performance management and benefits processes at leading corporations across a wide range of industries. In his current position at PPHC, Mr. Starzman provides strategic HR planning, direction, and operational business support while simultaneously serving as a leader, consultant, resource, and subject matter expert on HR policies, practices, and programs for member companies of PPHC. Prior to joining PPHC, Mr. Starzman was the university-wide head of employee relations at William & Mary, where he directly oversaw all full-cycle performance and talent management initiatives for over 2,500 staff. He previously served as a managing consultant at Watershed, where he helped industry-leading partner companies successfully define, identify, attract, select, integrate, develop, train, and retain top talent. Mr. Starzman is also a graduate of William & Mary, where he earned a bachelor's degree with a concentration in social psychology.

Paula Thrasher was named Vice President, Accounting Operations in September 2025, having previously served as our Vice President of Control and Accounting since July 2019 and as Director of Finance at Forbes Tate. In this capacity she oversees our accounting department and is primarily responsible for directing and managing the fiscal and accounting functions in accordance with generally accepted accounting principles and our member companies' policies, procedures and regulations respectively, across all business segments. Ms. Thrasher came to PPHC with over twenty-five years of experience in accounting and financial analysis. She has management experience in accounting, budgeting, board presentations, cash management, financing, revenue sharing, information systems, property management, statistics, and strategic planning. Ms. Thrasher graduated from Troy University with a BS in business administration with an emphasis in accounting. She previously served as the director of finance with Forbes Tate Partners and the controller/staff accountant for Diamond Concrete, Dominic's, Alabama Farmers Federation, EFS, Inc., Dialysis Clinic Inc., and Columbia Regional Medical Center.

John Green has served as our Chief Client Officer since February 2025. Mr. Green is also the co-founder of Crossroads Strategies, LLC, and has served as its chairperson since 2010. During his thirty years in the advocacy community, Mr. Green has successfully achieved policy results in virtually every field of federal advocacy, notably in technology and resources issues. Prior to his work at PPHC and Crossroads, Mr. Green co-founded Federalist Group, LLC. Federalist Group was acquired by Ogilvy Public Relations and grew to be one of the top five government relations firms in Washington. Mr. Green began his career working in the US Senate, where he handled policy and administrative matters for the assistant majority leader and eventual majority leader of the US Senate. Additionally, he served as campaign manager for a successful congressional campaign, national finance chairman for multiple US Senate campaigns, and senior advisor to a presidential campaign.

Matthew Mazzanti has served as our Chief Administrative Officer since March 2026. In this position, Matthew is responsible for supporting the execution of the Company's strategic priorities, strengthening coordination throughout the holding company, and driving operational efficiency across the platform. Matthew joined Crossroads Strategies, one of the Group's founding member firms, seven years ago before progressing to a cross-functional position with PPHC. He was involved in the Company's UK IPO in 2021 and played a key role in the recent listing on the Nasdaq Global Market. Matthew lives in Washington, DC, and is a graduate of the University of Mississippi's School of Business, where he studied Public Policy Leadership, Banking & Finance and Managerial Finance.

EXECUTIVE COMPENSATION

2025 Summary Compensation Table

The following table and related footnotes show the compensation paid to our named executive officers during each of the years ended December 31, 2025 and 2024.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)[1]	All other compensation ($)[2]	Total ($)
George Stewart Hall,	2025	833,327	-	289,630	24,541	1,147,497
Chief Executive Officer	2024	799,992	333,500[4]	87,940	36,850	1,258,282
Roeland Smits,	2025	475,000	172,000[3]	149,932	11,058	807,991
Chief Financial Officer	2024	425,000	216,250[4]	132,069	14,216	787,535
Neal Strum,	2025	450,000	144,000[3]	143,045	8,780	745,826
Chief Legal Officer	2024	450,000	202,500[4]	133,203	9,631	795,334

Notes to table:

(1) Stock awards comprise, in each case, the aggregate grant date fair value of all RSAs and RSUs issued to the person listed in the year indicated.

(2) All other compensation comprises, in each case, (i) premiums paid by the Company for a Company sponsored life insurance policy for the person listed; and (ii) all dividends paid to the person listed during the year indicated in respect of shares of Common Stock, RSAs or RSUs held by such person that were originally issued to them under the Omnibus Incentive Plan.

(3) Comprises a cash bonus amount paid in the year ended December 31, 2025 in respect of the named executive officer's performance in the year ended December 31, 2024. In accordance with the terms of our annual bonus program (see "— Annual Bonus Program," below), in March, 2026, our Compensation Committee awarded $390,000 to George Stewart Hall, $222,000 to Roeland Smits and $210,000 to Neal Strum in respect of the year ended December 31, 2025.

(4) Comprises a cash bonus amount paid in the year ended December 31, 2024 in respect of the named executive officer's performance in the year ended December 31, 2023.

Elements of 2025 Compensation

Employment Agreements

We have employment agreements with each of our named executive officers, the principal terms of which are summarized below.

Employment Agreement of George Stewart Hall (Chief Executive Officer)

Pursuant to an agreement with PPHC dated August 2, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Hall is employed by us as Chief Executive Officer. Prior to December 16, 2021, Mr. Hall was employed by Crossroads Strategies, one of our operating subsidiaries. Mr. Hall is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our Board of Directors or its delegate. Mr. Hall is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan. Mr. Hall became a stockholder of the Company upon receiving shares in connection with our pre-UK IPO reorganization on December 10, 2021. Our Board of Directors in 2025 approved an increase in Mr. Hall's base salary to $1.0 million per annum, effective November 1, 2025.

In the event we terminate Mr. Hall's employment without cause (as defined in the employment agreement) or Mr. Hall resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months' severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.

Employment Agreement of Roeland Smits (Chief Financial Officer)

Pursuant to an agreement with PPHC effective May 1, 2022, Mr. Smits was employed by us as Deputy Chief Financial Officer. On July 2, 2023, Mr. Smits was appointed as our Chief Financial Officer. Mr. Smits is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our Board of Directors or its delegate. Mr. Smits is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan. Our Board of Directors in 2025 approved an increase in Mr. Smits' base salary to $500,000 per annum, effective May 1, 2025.

In the event we terminate Mr. Smits' employment without cause (as defined in the employment agreement) or Mr. Smits resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months' severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.

Employment Agreement of Neal Strum (Chief Legal Officer)

Pursuant to an agreement with PPHC dated December 28, 2021, Mr. Strum is employed by us as Chief Legal Officer, with an annual base salary of $450,000. Mr. Strum is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our Board of Directors or its delegate. Mr. Strum is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan.

In the event we terminate Mr. Strum's employment without cause (as defined in the employment agreement) or Mr. Strum resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months' severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.

Annual Bonus Program

Annual bonus amounts are paid as compensation for services to senior executives, including our named executive officers, and employees based on satisfactory performance at PPHC, member company and individual employee level as determined by the Compensation Committee of our Board of Directors with the input, where applicable, from management of the relevant member company. Each year, in December, the Board determines the maximum aggregate amount that may be awarded under our annual bonus program in respect of that year. The next following February, the Board, upon the recommendation of the Compensation Committee, then determines the size of the aggregate cash bonus pool for the Company relating to the previous year's performance, and allocates this amount among the Group's member companies and PPHC. The Compensation Committee then makes specific allocations to PPHC's officers and executive directors, including its named executive officers, and allocations to all other employees are made by PPHC's CEO and the management of each member company. The bonus amounts awarded to named executive officers are not determined by reference to a prescribed formula or set of criteria, but are determined by, and at the discretion of, the Compensation Committee. In determining bonus award amounts for each named executive officer or other employee, the Compensation Committee conducts a holistic assessment of the person's performance over the preceding year. These bonuses are paid before March 15 each year. Eligibility for bonuses is noted in employment agreements, and certain employment agreements include a right of PPHC to clawback prior bonus payments if the employee violates restrictive covenants in the agreement.

Omnibus Incentive Plan

In 2021, we adopted the Omnibus Incentive Plan, under which options (both non-qualified options, and incentive stock options), stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, cash-based awards and dividend equivalent rights may be issued. The first stock-based compensation units under the Omnibus Incentive Plan were issued in 2022. Our Board of Directors has approved an amendment (the "2025 Amendment") to the Omnibus Incentive Plan, which became effective (by its terms) from the date immediately prior to the effectiveness of our registration statement on Form S-1. Key terms of the Omnibus Incentive Plan, as so amended, and of certain grant agreements thereunder are summarized below:

- *Eligibility.* Employees, non-employee directors and consultants of PPHC and its affiliates, as selected by the Compensation Committee of our Board of Directors or its delegates, are eligible for grants under the Omnibus Incentive Plan.

- *Grants.* The Compensation Committee or its delegates will determine the timing, amount and recipients of grants under the Omnibus Incentive Plan.

- *Exercise/purchase price.* Options will be granted with an exercise price that is not less than the fair market value of the underlying shares of Common Stock as of the grant date.

- *Restrictions on restricted stock units.* Restricted stock units and restricted stock shall be subject to forfeiture conditions based on continuation of the service relationship and/or achievement of pre-established performance goals and objectives, as determined by the Compensation Committee.

- *Limitations on exercise of options.* With respect to non-qualified options, the minimum number of shares of Common Stock with respect to which an option may be exercised at any one time is 200 shares (after giving effect to the 2025 Reverse Stock Split), or if less, the total number of shares of Common Stock subject to exercise at such time.

- *Limitations on incentive stock options*. The aggregate fair market value of shares of Common Stock (determined as of the time of grant) with respect to which incentive stock options first become exercisable by a grantee during any calendar year will not exceed $100,000.

- *Total number of shares available.* Subject to adjustment in accordance with the Omnibus Incentive Plan, no more than 2,600,000 shares of Common Stock (after giving effect to the 2025 Reverse Stock Split) shall be available from the date of effectiveness of the 2025 Amendment for the grant of awards under the Omnibus Incentive Plan. The maximum aggregate number of shares of Common Stock that may be issued in the form of incentive stock options shall not exceed 2,164,801 (after giving effect to the 2025 Reverse Stock Split).

- *Exercise of options.* With respect to non-qualified options, options generally will become 100.0% vested and exercisable on the third anniversary of the grant date. Options may be exercisable within the times or upon the events determined by the Compensation Committee as set forth in the relevant grant agreement, provided that no option will be exercisable after the expiration of ten years following the date of grant.

- *Employees leaving the Company.* With respect to non-qualified options, if a grantee ceases to provide services to the Company, the unvested portion of the option shall expire. With respect to the vested portion of the option, the option shall expire (i) immediately upon grantee's involuntary termination for cause, (ii) 30 days following grantee's voluntary termination of the service relationship (other than for good reason within 12 months following a change in control, in which case the option shall expire 90 days following grantee's termination), (iii) 90 days following grantee's involuntary termination of the service relationship without cause, (iv) 12 months following termination of the service relationship due to grantee's death or disability, or (v) the day before the 10th anniversary of the grant date if earlier than the foregoing.

- *Transferability.* Awards may not be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or the laws of descent and distribution or pursuant to a domestic relations order;

provided, that the Compensation Committee in its discretion, may permit transfers of non-qualified options to specified family members or related parties.

- **Corporate transactions and admission.** Upon a change in control, the successor entity may continue or assume outstanding awards, or substitute outstanding awards with appropriate adjustments to award terms to reflect the new underlying equity. If a continuation, assumption or substitution of outstanding awards does not occur, the awards shall terminate upon change in control, in which case the awards shall be settled or disposed of in accordance with the award agreements, or as the Company may otherwise determine in accordance with the Omnibus Incentive Plan.

- **Amendment.** The Omnibus Incentive Plan may be amended by the Company at any time, with stockholder approval to the extent required by applicable law or exchange rule. Outstanding grants may be amended by the Company at any time, except that no amendment may materially adversely affect an outstanding grant without the grantee's consent.

- **Termination.** The Omnibus Incentive Plan may be terminated by the Company at any time, subject to Section 409A of the US Internal Revenue Code. Outstanding grants shall not be materially adversely affected by a termination of the Omnibus Incentive Plan without the grantee's consent.

The stock options have a contractual term of ten years and vest three years after their issuance. The RSUs vest over a three-year period with one-third vesting each year after the grant date. The RSAs include voting and dividend rights prior to vesting.

820,007 RSAs (164,002 RSAs on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) vested on December 31, 2023, 17,438 RSAs (3,488 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) vested on July 1, 2024; 442,301 RSAs (88,461 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) vested on October 2024; 35,490 RSAs (7,098 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) vested on December 31, 2024; 686,299 RSAs (137,260 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) vested in May 2025; and 342,231 RSAs (on an adjusted basis after giving effect to the 2025 Reverse Stock Split) vest over a remaining four-year period beginning with approximately 85,600 per year in October 2025, with 313,840 fully vested by October 2028 and 28,392 fully vested by December 2028 (each on an adjusted basis after giving effect to the 2025 Reverse Stock Split).

In 2024, following our acquisition of Pagefield, we adopted a UK sub-plan (the "UK Sub-Plan") to the Omnibus Incentive Plan, and a related form of stock option agreement. Under the UK Sub-Plan, only non-qualified stock options may be awarded. The terms and conditions of awards under the UK Sub-Plan (including, for example, vesting/forfeiture, exercise, and termination) are substantially the same as the terms and conditions of US options awarded under the Omnibus Incentive Plan, but include UK-specific provisions reflecting UK tax treatment. The first awards under the UK Sub-Plan were issued in 2024.

Additional Awards

PPHC 401(k) Plan

Effective January 1, 2020, we established the Public Policy Holding Company, LLC 401(k) Plan ("PPHC 401(k) Plan"). The PPHC 401(k) Plan covers employees that reach certain age and length of service requirements. Eligible employees can contribute into the plans through salary deferral. The PPHC 401(k) Plan does not have any employer contributions and expenses are immaterial.

Outstanding Equity Awards at End of 2025 Fiscal Year

The following table and related footnotes show the unexercised stock options, unvested RSUs and unvested RSAs held by our named executive officers as of December 31, 2025, each presented on an adjusted basis after giving effect to the 2025 Reverse Stock Split.

Name	Option Awards				Stock Awards	
	Number of Shares of Common Stock underlying exercisable unexercised options	Number of Shares of Common Stock underlying unexercisable unexercised options	Option exercise price ($)	Option expiration date	Unvested shares or units of Common Stock	Market value of unvested shares or units of Common Stock ($)
George Stewart Hall	10,000	—	11.9 [4]	May 16, 2032	293,838 [1]	4,194,543
Roeland Smits	20,000	—	11.70 [5]	Oct 11, 2032	34,306 [2]	489,719
Neal Strum	20,000	—	11.9 [4]	May 16, 2032	33,549 [3]	478,913

Notes to table:

(1) Comprises 261,513 shares of Common Stock, 241,513 of which are scheduled to vest on December 16, 2026 and 20,000 of which are scheduled to vest on June 1 ,2026; 6,667 RSUs, all of which are scheduled to vest on October 3, 2026; 13,334 RSUs, one-half of which are scheduled to vest on each of June 26, 2026 and June 26, 2027 and 12,324 RSUs one-third of which are scheduled to vest on each of June 1, 2026, June 1 2027 and June 1, 2028.

(2) Comprises 4,648 shares of Common Stock all of which are scheduled to vest on June 1, 2026; 6,667 RSUs all of which are scheduled to vest on October 3, 2026; 10,667 RSUs, half of which are scheduled to vest on each of June 26, 2026 and June 26, 2027 and 12,324 RSUs one-third of which are scheduled to vest on each of June 1, 2026, June 1 2027 and June 1, 2028 .

(3) Comprises 3,891 shares of Common Stock, all of which are scheduled to vest on June 1, 2026; 6,667 RSUs all of which are scheduled to vest on October 3, 2026; 10,667 RSUs, half of which are scheduled to vest on each of June 26, 2026 and June 26, 2027 and 12,324 RSUs one-third of which are scheduled to vest on each of June 1, 2026, June 1, 2027 and June 1, 2028.

(4) The exercise price of each option is denominated in GBP, and was £8.85 per share (on an adjusted basis after giving effect to the 2025 Reverse Stock Split) for the options listed. The US dollar value indicated has been calculated using a GBP to US dollar exchange rate as of December 31, 2025 of 1.00 to 1.35.

(5) The exercise price of each option is denominated in GBP, and was £8.70 per share (on an adjusted basis after giving effect to the 2025 Reverse Stock Split) for the options listed. The US dollar value indicated has been calculated using a GBP to US dollar exchange rate as of December 31, 2025 of 1.00 to 1.35.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2025, the number of shares of our Common Stock to be issued upon exercise of all outstanding options and vesting of all outstanding RSUs, the weighted average exercise price of such options and the number of shares of Common Stock remaining available for issuance under our Omnibus Incentive Plan after the exercise of all outstanding options and vesting of all outstanding RSUs.

Our Omnibus Incentive Plan was first approved by our stockholders in December 2021.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options and vesting of outstanding RSUs	Weighted-average exercise price of outstanding options ($)[2]	Number of shares of Common Stock remaining available for future issuance under the Omnibus Incentive Plan
Equity compensation plans approved by security holders	1,693,734 [1]	11.32	657,168
Equity compensation plans not approved by security holders	—	—	—
Total	**1,693,734**	**11.32**	**657,168**

Notes to table:

(1) Presented on an adjusted basis to give effect to the 2025 Reverse Stock Split. Comprises 702,002 shares of Common Stock issuable upon exercise of all options outstanding as of December 31, 2025 and 991,732 shares of Common Stock issuable upon vesting of all RSUs outstanding as of December 31, 2025.

(2) The contractual exercise price of all options outstanding is denominated in GBP, and the weighted average exercise price of outstanding options as of December 31, 2025 was £8.45 (on an adjusted basis to give effect to the 2025 Reverse Stock Split). The US dollar value indicated has been calculated using a GBP to US dollar exchange rate as of December 31, 2025 of 1.00 to 1.35.

For a description of the terms of our Omnibus Incentive Plan, see "*Executive Compensation--Elements of 2025 Compensation--Omnibus Incentive Plan.*" As of December 31, 2025, the total amount of shares authorized by our Board of Directors under the Omnibus Incentive Plan was 3,776,173 with a total of 657,173 available for issuance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information regarding the beneficial ownership of our Common Stock as of April 1, 2026 by (i) each of our directors and named executive officers, (ii) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (iii) all of our current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner[1]	Position	Shares of Common Stock beneficially owned	Percent of class beneficially owned
Directors and named executive officers			
Simon Lee[2]	Non-Executive Director (Chairperson)	64,739	0.22
George Stewart Hall[3]	Chief Executive Officer	1,293,866	4.46
Roeland Smits[4]	Chief Financial Officer	95,241	0.33
Zachary Williams[5]	Executive Director	946,421	3.27
Keenan Austin Reed (née Keenan N. Austin)[6]	Executive Director	57,462	0.20
Benjamin Ginsberg	Non-Executive Director	0	0
Kimberly White	Non-Executive Director	0	0
Neal Strum[7]	Chief Legal Officer	56,026	0.19
Kathleen L. Casey	Non-Executive Director	0	0
Charles D. Brown	Non-Executive Director	0	0
Directors and executive officers as a group[10]	-	4,236,109	14.62
Beneficial owners of more than 5% of any class of Company voting securities			
Jeffrey Alan Forbes[8]	-	2,235,558	7.7
Daniel Clyde Tate, Jr.[9]	-	1,525,893	5.27

_____

Notes to table:

(1) Unless otherwise indicated, the address for each person or entity listed is: c/o Public Policy Holding Company, Inc., 800 North Capitol St. NW, Suite 800, Washington, DC 20002.

(2) Shares of Common Stock for Simon Lee includes 64,739 shares held by Fiona Lee, the wife of Simon Lee and beneficially owned by Simon Lee.

(3) Shares of Common Stock for George Stewart Hall includes 10,000 stock options and 4,108 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(4) Shares of Common Stock for Roeland Smits includes 20,000 stock options and 4,108 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(5) Shares of Common Stock for Zachary Williams includes 4,806 stock options and 3,334 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(6) Shares of Common Stock for Keenan Austin Reed includes 5,562 stock options and 4,740 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(7) Shares of Common Stock for Neal Strum includes 20,000 stock options and 4,108 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(8) Shares of Common Stock for Jeffrey Alan Forbes includes 4,806 stock options and 3,470 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(9) Shares of Common Stock for Daniel Clyde Tate, Jr. includes 4,806 stock options and 2,667 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

(10) Total for all directors and executive officers as a group includes shares beneficially owned by Simon Lee, George Stewart Hall, Roeland Smits, Zachary Williams, Keenan Austin Reed, Benjamin Ginsberg, Kimberly White, Neal Strum, Kathleen L. Casey, Charles D. Brown, Paula Thrasher, Jill Kendrick, Ron Starzman, Thomas Gensemer, John Green and Matthew Mazzanti.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors, and 10% stockholders to file certain reports with respect to beneficial ownership of our equity securities. Such executive officers, directors and stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during the fiscal year ended December 31, 2025, we believe that for the fiscal year ended December 31, 2025, all required reports were filed on a timely basis under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Agreements with Directors and Executive Officers

On January 28, 2026, the Company entered into indemnification agreements (the "Indemnification Agreements") with each of our directors and executive officers. Pursuant to the Indemnification Agreements, the Company shall indemnify each director and executive officer if they are threatened to be made or are made party to proceedings by reason of their corporate status. The Company shall also indemnify each director and executive officer for certain expenses made by reason of their corporate status.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Form of Indemnification Agreement, which was filed as Exhibit 10.4 to our current report on Form 8-K filed with the SEC on February 2, 2026.

Other than the appointment letters entered into between the Company and each of Charles D. Brown, Kimberly White, Simon Lee, Kathleen L. Casey, and Benjamin Ginsberg, and the Indemnification Agreements described above, the independent members of the Board are not party to any arrangement or understanding with any person pursuant to which they were appointed as director, nor are they parties to any transactions required to be disclosed under Item 404(a) of Regulation S-K involving the Company.

Other Relationships and Transactions

Related Person Transactions

In addition to the compensation arrangements with our directors and executive officers described above in "Director Compensation" and "Executive Compensation — Employment Agreements for our Named Executive Officers," we have entered into the following agreements with related persons since January 1, 2025:

- *AG Holdings, Inc. (formerly, The Alpine Group Inc.) Loan Agreement.* On December 13, 2021, we agreed to provide AG Holdings, Inc., which as of December 31, 2024 held 10.4% of our Common Stock, with a one-time loan in an amount up to $750,000 in connection with certain US federal, state and local income taxes incurred in connection with certain shares of our Common Stock sold by AG Holdings, Inc. in our UK IPO. On April 14, 2022, we advanced this loan in the agreed-upon amount of $513,000. As of February 3, 2025, the amount outstanding and repayable (including principal and interest) was $532,451.25. On February 3, 2025, we accepted 316,779 shares of our Common Stock (or 63,356 shares on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split), each at a price of £1.3515, or approximately $1.6808 per share (£6.7575, or approximately $8.404, on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) ("Repayment Shares"), in full satisfaction of this amount. The Repayment Shares were cancelled effective February 4, 2025. As a result of the dissolution and liquidation process of AG Holdings, Inc., effective March 21, 2025, AG Holdings Inc. is no longer a significant stockholder of PPHC.

- *Jeffrey Forbes Employment Agreement.* Pursuant to an agreement with Forbes Tate Partners dated August 2, 2021 (effective beginning at the time of our initial listing on the AIM market of the London Stock Exchange on December 16, 2021), Mr. Forbes, who as of April 1, 2026, held more than 5% of our Common Stock, is employed by Forbes Tate Partners as Founding Partner. Mr. Forbes is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our Board of Directors or its delegate. Mr. Forbes is also eligible to receive equity-based awards in accordance with the Company's Omnibus Incentive Plan. With respect to each of the years ending December 31, 2023, 2024 and 2025, Mr. Forbes received from Forbes Tate a salary of $1.0 million per annum; for 2023, Mr. Forbes also received a $50,000 cash bonus under our annual bonus program. He received no cash bonus for 2024. Mr. Forbes received a $45,000 cash bonus under our annual bonus plan, with respect to 2025. Subject to the conditions of his employment agreement,

Mr. Forbes' salary for 2026 will be $1.0 million per annum in addition to any bonus awards for 2026 under our annual bonus program. In addition, in the year ended December 31, 2024, Mr. Forbes received awards under our Omnibus Incentive Plan consisting of 75,000 restricted stock units (15,000 restricted stock units on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) and in the year ended December 31, 2025, Mr. Forbes received 10,408 restricted stock units and 4,864 restricted stock awards (each on an adjusted basis after giving effect to the 2025 Reverse Stock Split). Mr. Forbes is a stockholder of the Company, having received shares in connection with our pre-UK IPO reorganization on December 10, 2021.

- *George Stewart Hall Employment Agreement*. As of April 1, 2026, Mr. Hall, the Chief Executive Officer, held 4.46% of our Common Stock. For information on Mr. Hall's compensation in the years ended December 31, 2023, 2024 and 2025 and his employment agreement with the Company, see "Executive Compensation—2025 Summary Compensation Table" and "Executive Compensation—Employment Agreements for our Named Executive Officers—Employment Agreement of George Stewart Hall (Chief Executive Officer)."

- *Daniel Tate Employment Agreement.* Pursuant to an agreement with Forbes Tate Partners dated August 2, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Tate, who as of April 1, 2026, held more than 5% of our Common Stock, is employed by Forbes Tate Partners as Founding Partner. Mr. Tate is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our Board of Directors or its delegate. Mr. Tate is also eligible to receive equity-based awards in accordance with the Company's Omnibus Incentive Plan. With respect to each of the years ending December 31, 2023, 2024 and 2025, Mr. Tate received from Forbes Tate a salary of $750,000 per annum. Mr. Tate received no cash bonus amounts in any of the years ended December 21, 2023, 2024 or 2025. Subject to the conditions of his employment agreement, Mr. Tate's salary for 2026 will be $750,000 per annum in addition to any bonus awards for 2026 under our annual bonus program. In addition, in the years ended December 31, 2023 and 2024, Mr. Tate received awards under our Omnibus Incentive Plan consisting of, respectively, 75,000 restricted stock units (15,000 restricted stock units on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split) and 55,000 restricted stock units (11,000 restricted stock units on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split), and in the year ended December 31, 2025, 40,000 restricted stock units (8,000 on an adjusted basis after giving retrospective effect to the 2025 Reverse Stock Split). Mr. Tate is a stockholder of the Company, having received shares in connection with our pre-UK IPO reorganization on December 10, 2021.

Related Person Transactions Policy

We have adopted a Related Person Transactions Policy setting forth policies and procedures for the identification, review, and approval or ratification of related person transactions. Pursuant to this policy, our current executive officers and directors (and any person who has served in such role since the beginning of the last fiscal year), director nominees, beneficial owners of more than 5% of any class of our voting securities (or of securities convertible into voting securities), and any members of the immediate family of any of the foregoing persons are not permitted to enter into any transaction with us in which the amount involved exceeds $120,000 and such person would have a direct or indirect material interest without the approval or ratification of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee is to consider all relevant facts and circumstances as appropriate, including, without limitation, the relationship of the related person to the Company, the nature and extent of the related person's interest in the transaction, the material terms of the transaction, the importance and fairness of the transaction both to the Company and to the related person, the business rationale for engaging in the transaction, whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company, whether the transaction is proposed to be, or was, entered into on terms, taken as a whole, no less favorable to the Company than terms that could have been reached in an arm's length transaction with a non-related person and whether the value and the terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by the Company with non related persons, if any.

PROPOSAL NO. 3

ALLOW ELECTRONIC DISTRIBUTION OF ANNUAL REPORTS AND OTHER STOCKHOLDER COMMUNICATIONS

The purpose of this resolution is to authorize the Company to communicate with stockholders electronically, including by making documents available on the Company's website and by other electronic means, in accordance with applicable law.

The Board believes that enabling the Company to distribute annual reports, notices of meeting and other stockholder communications electronically would be in the best interests of the Company and its stockholders. Electronic communication is now widely accepted market practice, including companies admitted to trading on AIM, and is encouraged as a more efficient, timely and environmentally sustainable means of communication.

Accordingly, the Board is proposing that stockholders approve the resolution set out below to authorize the Company to communicate with stockholders electronically, including by making documents available on a website and by electronic means, subject to applicable law and regulation.

Nothing in the proposal will prevent stockholders from requesting hard-copy versions of documents where they are entitled to do so under applicable law.

The Board of Directors recommends a vote FOR permitting the Company to distribute annual reports and other stockholder communications electronically.

This proposal is decided by a majority of the votes cast. This proposal will be approved if the number of votes cast "FOR" the proposal exceeds the number of votes cast "AGAINST" the proposal.

OTHER INFORMATION

Availability of Annual Report on Form 10-K

Our Annual Report on Form 10-K is available on the SEC's website, http://www.sec.gov, or on our website, investors.pphcompany.com. Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 may also be obtained for free by emailing inquiries@pphcompany.com. No information on our website is incorporated by reference in or considered to be part of this Proxy Statement.

Stockholder Proposals and Nominations

Stockholders who would like to have a proposal considered for inclusion in the proxy materials for our 2027 Annual Meeting of Stockholders pursuant to Rule 14a-8 must submit the proposal in writing to our Secretary at Public Policy Holding Company, Inc., 800 North Capitol St. NW, Suite 800, Washington, D.C. 20002, by no later than December 18, 2026 and otherwise comply with the SEC's requirements for stockholder proposals.

Stockholders who would like to bring a proposal before our 2027 Annual Meeting of Stockholders, or to nominate directors for election, in accordance with the advance notice provisions of our Second Amended and Restated Bylaws, must give timely written notice to our Secretary. To be considered timely, the notice must be delivered to our headquarters at least 90 days, but not more than 120 days before the one-year anniversary of the previous year's Annual Meeting of Stockholders. That means that to be timely, a notice must be received no later than February 10, 2027 nor earlier than January 12, 2027 (assuming the meeting is held not more than 30 days before or more than 60 days after May 12, 2027). The notice must comply with the requirements set forth in our Second Amended and Restated Bylaws.

In addition to satisfying the foregoing requirements under the Second Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 13, 2027.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

Stockholder List

A complete list of stockholders entitled to vote at the Annual Meeting will be open to the examination of any stockholder, for any purpose germane to the Annual Meeting, during ordinary business hours, for a period of at least 10 days prior to the Annual Meeting during ordinary business hours at the Company's principal place of business. The list will also be open to the examination of any stockholder during the whole time of the Annual Meeting.

Other Matters

We do not know of any other business that may be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, the persons named on the proxy card will have discretion to vote on the matters in accordance with their best judgment.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "project," "target," "estimate," "intend," "continue" or "believe" or the negatives of, or other variations of, these terms or comparable terminology. These forward-looking statements include, but are not limited to, statements regarding: our core strategy; our ability to improve our content offerings and service; our future financial performance, including expectations regarding revenues, deferred revenue, operating income and margin, net income, expenses, and profitability; liquidity, including the sufficiency of our capital resources, cash requirements; net cash provided by (used in) operating activities, access to financing sources, and free cash flows; capital allocation strategies, including any stock repurchases or repurchase programs; stock price volatility; impact of foreign exchange rate fluctuations; impact of interest rate fluctuations; adequacy of existing facilities; future regulatory changes and their impact on our business; intellectual property; cybersecurity; price changes and testing; artificial intelligence ("AI"); acquisitions; actions by competitors; dividends; future contractual obligations, including unknown content obligations and timing of payments; our global content and marketing investments; tax expense; unrecognized tax benefits; deferred tax assets; tax deposits; resolutions of disputes and other proceedings; our ability to effectively manage change and growth; our company culture; and our ability to attract and retain qualified employees and key personnel. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ. Additional information regarding these and other risks and uncertainties that could cause actual results and events to differ materially from the Company's expectations is included in our Annual Report on Form 10-K for the year ended December 31, 2025, as may be updated from time to time in our filings with the SEC. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to revise or publicly release any revision to any such forward-looking statement, except as may otherwise be required by law.

By Order of the Board of Directors

By:	/s/ Simon Lee
Name:	Simon Lee
Title:	Chairperson of the Board

New York, New York

April 17, 2026

Corporate Governance Report

April 17, 2026

<u>**Chair's Corporate Governance Statement**</u>

Public Policy Holding Company, Inc. (the "Company") is incorporated in the State of Delaware, and its common stock is listed on the Nasdaq Global Market. The Company's ordinary shares are also admitted to trading on AIM. The Company, together with its operating subsidiaries (each, an "Operating Company," and, collectively with the Company, the "Group") offers global strategic communications services, including government relations, corporate communications, public affairs, research, crisis management, financial communications and investor relations, and creative communications delivery.

Founded by veteran advisors with decades of experience in Washington, D.C.'s public policy and government relations landscape, the Group has grown and diversified its global communications advisory business through targeted acquisitions and organic growth.

The Company's Board of Directors (the "Board") recognizes the importance of maintaining a high standard of corporate governance appropriate to a growth company operating in a dual-listed environment. For the purposes of its AIM listing, the Board has adopted the Quoted Companies Alliance Corporate Governance Code (2023) (the "QCA Code") as its recognized corporate governance code.

As a Nasdaq-listed company, the Company also complies with applicable U.S. federal securities laws and Nasdaq corporate governance requirements. This statement describes how the Company has applied each of the QCA Code's ten principles taking into account the Company's size, development stage and U.S. regulatory obligations, and highlights key areas where our governance arrangements depart from the QCA Code and the reasons for those departures.

Where appropriate, the Board has relied on disclosures contained in the Company's Annual Report on Form 10-K ("10-K") and the Company's Definitive Proxy Statement ("Proxy Statement") to address the objectives of the QCA Code.

The Board considers that this approach provides shareholders with comprehensive, transparent and non-duplicative disclosure while maintaining compliance with both U.K. and U.S. regulatory requirements.

Our AIM Rule 26 corporate governance disclosures and documents are available at: (https://pphcompany.com/aim-rule-26/) were last reviewed on April 17, 2026.

On behalf of the Board,

Simon Lee, Chair

Application of the QCA Corporate Governance Code (2023)

Principle 1: Establish a purpose, strategy and business model which promote long-term value for shareholders

The Board recognizes that the importance of sound corporate governance is fundamental to delivering the Company's purpose, executing its business strategy, and building trust with shareholders and other stakeholders.

The Company's primary purpose is to build a unique service platform to simplify and more effectively address global client needs and opportunities in an increasingly fragmented and fast-moving environment where business, government, and public perception converge, and uses it as the foundation for strategy and decision-making.

The Company's strategy is focused on growth intended to promote value for its shareholders across both the U.S. and U.K. markets. The Board reviews our strategy and business model at least annually and monitors progress against defined long-term objectives and operational milestones.

The Company's mission is to be the pre-eminent provider of global strategic communications by uniting a diverse group of leading government relations, corporate communications and public affairs specialists around the world for the collective success of our clients, employees, and shareholders. The Company's articulated purpose, mission and strategy are intended to guide the Board, Company management and personnel in executing the Group's business plans and mitigate risks.

The Board and Company's senior management periodically reviews the Company's business strategy and mission statement to reflect new thinking and feedback from stakeholders in both the U.S. and U.K. markets.

The Board, at its regularly scheduled meetings, receives detailed updates regarding M&A activities and Operating Company performance. In addition, the Board periodically receives special presentations by senior management of the Operating Companies describing the nature of each Operating Company's business, focus, approach, personnel, outlook, and results. Material strategic decisions (acquisitions, major financings, entry into new markets) are reserved for Board approval. Strategic performance is monitored against a combination of financial and key operational performance indicators, reviewed regularly by the Board.

Principal risks facing the Group are set out in the Risk Factors section of the Company's 10-K. The Board periodically reviews, updates and discusses these risks and identifies and deploys steps to mitigate these risks and confront the day-to-day business challenges.

In 2023, the Company undertook an objective process with the Company's investor relations agency, Buchanan Communications, to better understand relevant Environmental, Social and Governances ("ESG") risks and impacts through a materiality assessment. This process is more fully described in the Environmental, Social and Governance ("ESG") Matters section of the Company's 10-K.

The Business and MD&A sections of the Company's10-K provide further details on the Company's purpose, strategy and business model.

Principle 2: Promote a corporate culture that is based on ethical values and behaviors

The Board promotes a culture aligned to the Company's purpose and strategy, and takes responsibility for ensuring ethical values and behaviors throughout the Group. All employees of the Group are expected to operate in an ethical manner in all internal and external dealings. The Company's senior management leads by example with respect to acting with the highest ethical values.

The Board has adopted a written Code of Business Conduct and Ethics which became effective immediately prior to the completion of our listing on Nasdaq, and applies to all of our directors, officers and employees. Our Code of Business Conduct and Ethics has been established to encourage, among other things: (i) honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable disclosure; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of any violations of law or the Code of Business Conduct and Ethics; (v) accountability for adherence to the Code of Business Conduct and Ethics, including fair process by which to determine violations; (vi) consistent enforcement of the Code of Business Conduct and Ethics, including clear and objective standards for compliance; (vii) protection for persons reporting any such questionable behavior; (viii) the protection of the Company's legitimate business interests, including its assets and corporate opportunities; and (ix) confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

The Board has adopted and maintains several other corporate governance and compliance policies including Corporate Governance Guidelines, an Anti-Bribery and Anti-Corruption Policy, Clawback Policy, and the Code on Dealings in the Securities of the Company and Insider Trading. All Company policies are reviewed annually and are supplemented by Operating Company-specific policies as necessary or required. Certain of the Company's corporate governance policies are available on our website (https://investors.pphcompany.com/corporate-governance/documents-charters)

A more detailed description of the Company's policies can be found in the Corporate Governance Policies and Practices section of the Company's Proxy Statement.

Principle 3: Seek to understand and meet shareholder needs and expectations

The Board recognizes the importance of transparent and proactive engagement with the Company's shareholders. The Company maintains an investor relations program that includes:

- meetings with institutional investors in the U.S., U.K. and Continental Europe who, along with analysts, request and/or are invited to meetings with the Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer throughout the course of the year and after the announcement of the Company's quarterly and annual results;

- earnings calls following the release of quarterly and annual results; and

- ongoing dialogue with the Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer and key shareholders where requested and as appropriate in connection with governance matters and strategic developments.

The Company's Chief Administrative Officer, along with the Chief Executive Officer, Stewart Hall, and Chief Financial Officer, Roel Smits, lead external shareholder engagement efforts, with relevant feedback from investor meetings reported to the Board.

Communications with internal shareholders and other participants in the Company's Omnibus Incentive Plan ("LTIP") are managed by the Company's Chief Administrative Officer in conjunction with HR and Group operations.

In 2025 and 2026, the Company held many investor meetings/roadshows in anticipation of its U.S. listing and responded to shareholder questions on growth strategy, capital allocation, governance, and competitive market dynamics.

At the Annual General Meeting, shareholders are given the opportunity to ask questions and discuss matters with the Board. Company announcements are available to investors and the public on the Company's website (www.pphcompany.com) The Board intends to use its best efforts to engage with shareholders who do not vote in favor of resolutions at Annual General Meetings to understand their motivations.

 The Company maintains an active corporate website (www.pphcompany.com) and posts content regularly to the news sections of the website, in addition to social media (LinkedIn primarily) to keep stakeholders apprised of business updates and key milestones, along with the required financial reporting provided within the specific investor website.

In addition to regulatory announcements (RNS, Form 8-K), the Company may also issue non-regulatory communications, including press releases, investor presentations, and other commercial announcements.

The Company also engages directly with retail investors via earned media, social media, and select investor conferences.

The Company recognizes the importance of ESG matters to our shareholder base. The Company undertook a comprehensive materiality assessment during 2023 to identify the ESG and sustainability issues that are most important to our stakeholders, which, in turn, inform the foundations of our standing ESG strategy.

Principle 4: Take into account wider stakeholder interests, including social and environmental responsibilities and their implications for long-term success

The Board recognizes that long-term success depends on maintaining positive relationships with a broad range of stakeholders. The Group takes its corporate social responsibilities very seriously and is focused on maintaining effective working relationships across a wide range of stakeholders including employees, existing and new customers and subject matter experts. The Group actively collaborates with advisors as part of its business strategy and business operation, in order to achieve long-term success.

The Group's business model, including a holding company structure with diverse operating subsidiaries with coordinated activities across the globe, facilitates identifying shared challenges and opportunities, and marshalling key resources and relationships to navigate those challenges successfully and capitalize on those opportunities.

Through the Company's "Management Committee" led by the Company's Chief Executive Officer and including senior management from each Operating Company, and various other periodic meetings and calls, the Chief Executive Officer receives regular feedback from senior leadership of the Operating Companies. This feedback occurs in two capacities – executive-level management of each Operating Company as well as key shareholders owning (with other employees) a majority of the Company's issued and outstanding capital stock.

The Company has created and maintains a platform, through ADP, to disseminate information regarding Group policies, resources, practices, and procedures.

To ensure that the Company's efforts are focused, the Company underwent an ESG desktop-based materiality assessment which included an internal audit. This process has identified a number of initiatives in which the Company is already engaged. The intention is that the Company continually evolves and evaluates its approaches taking into account industry best practice for our sector.

For a more detailed description of the Company's ESG strategies and goals, see the Environmental, Social and Governance ("ESG") Matters section of the Company's 10-K.

Principle 5: Embed effective risk management, internal controls and assurance activities, considering both opportunities and threats, throughout the organization

The Board exercises direct oversight of strategic risks to the Company. The Board administers its oversight function directly as a whole and through its standing committees that address risks inherent in their respective areas of oversight. The Audit Committee reviews guidelines and policies governing the process by which senior management assesses and manages our exposure to risk, including our major financial and operational risk exposures and the steps management takes to monitor and control such exposures. The Compensation Committee of the Board oversees risks relating to our compensation policies and practices. The Nominating and Corporate Governance Committee of the Board assists the Board by overseeing and evaluating programs and risks associated with Board organization, membership and structure and corporate governance. Each committee is charged with risk oversight and reports to the Board on those matters.

The Company maintains a formal risk register covering strategic, operational, financial and regulatory risks, which is reviewed regularly by the Board and the Audit Committee.

Given the Company's Nasdaq listing, internal controls over financial reporting is designed to meet applicable U.S. regulatory standards.

In 2025, the Company engaged a third-party advisor in the assessment and documentation of its controls and procedures. This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. The Audit Committee receives regular reports and is monitoring the process.

The Company's risk management efforts include (i) structuring management oversight and control with multi-layered carefully calibrated checks and balances, (ii) implementing financial security protocols, (iii) continuously evaluating the Company's practices, policies and procedures to ensure compliance, (iv) providing ongoing educational opportunities for executives, managers and other employees regarding legal compliance as well as compliance with Company policies and procedures, (v) expanding the in-house legal team to serve as a resource for the Group, and (vi) expanding the Company's M&A and Finance teams to support the Company business model and strategy.

The Company's Chief Executive Officer utilizes the Management Committee, as well as regular discussions, separately, with the Company's AIM NOMAD ("NOMAD") and Chair of the Board, to discuss risks, opportunities, and threats on a real-time basis.

The Company's management regularly communicates with the Company's insurance advisors to assess changes in the Group from an organizational perspective, adjusting its insurance portfolio as appropriate.

Our Board specifically considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee is responsible for reviewing our technology security and data privacy controls with senior management. Members of our senior management team serve on a Materiality

Assessment Committee (the "MAC"), which among other things, has experience addressing cybersecurity risks and leveraging third-party cybersecurity advisors to assist in monitoring, detecting, preventing and mitigating cybersecurity threats. The MAC meets on a quarterly basis to review cybersecurity threats and incidents impacting the Company, with escalation to additional members of senior management and the Audit Committee.

We have established processes (including policies) for assessing, identifying, managing, and disclosing material risk from cybersecurity threats, and have integrated these processes into our overall risk assessment and risk management procedures. We routinely assess material risks from cybersecurity threats, including any potential unauthorized access to, or other breach of our information systems, which may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

The Company maintains a Global Cybersecurity Incident Response Plan ("IRP"), which serves as the overarching incident response process applicable to all information security and IT incidents at the holding company and its member companies. The IRP is designed to minimize the impact of cybersecurity incidents through timely and effective response, rapidly mitigate continued threats, and ensure that incidents are handled consistently across the organization.

A more detailed description of the Company's Risk Factors and Disclosure and Controls Procedures can be found in the Company's Annual Report on Form 10-K.

Principle 6: Establish and maintain the board as a well-functioning, balanced team led by the Chair

The Board comprises executive and non-executive Directors with a balance of skills, industry experience, diversity and geographic perspectives. The Board believes its composition is appropriate for a company listed on both AIM and Nasdaq.

The roles of the Board Chair and Chief Executive Officer are separate and clearly defined. The Chair is responsible for leadership of the Board and ensuring its effectiveness, while the Chief Executive Officer has responsibility for the day-to-day management of the Company.

Our Board consists of nine members (a majority of whom have been determined by our Board to be independent, non-executive directors). Each director and executive officer is required to complete a director and officer questionnaire designed to elicit information relevant to independence determinations and qualifications, including any relationships, transactions or circumstances that could affect, or appear to affect, the director's independence of character or judgment.

The Nominating and Corporate Governance Committee reviews the completed director and officer questionnaires together with any other relevant information including length of service, shareholdings, external commitments, and any material relationships with the Company, its management or significant shareholders, and makes recommendations to the Board regarding the independence status and qualifications of each non-executive director.

Pursuant to our certificate of incorporation, our Board of Directors is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III (the "Classified Board"), with the classes elected to staggered three-year terms. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by our Board. Our certificate of incorporation and bylaws do not limit the number of terms a member may be re-elected as a director.

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which consists entirely of independent, non-executive directors, and operates pursuant to a written charter adopted by our Board. Each member of the Audit Committee meets the financial literacy requirements of, and as required by, the rules and regulations of Nasdaq. The Board has determined that the Audit Committee Chair is an "audit committee financial expert." The Audit Committee will at all times be composed of directors who are "financially sophisticated," as defined under Nasdaq's listing standards. Each Committee charter is available on our investor website (investors.pphcompany.com) under "Governance — Documents & Charters." The composition and functioning of all of our Committees complies with all applicable requirements of the Sarbanes-Oxley Act, the SEC, and Nasdaq. Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

The Board has established a Disclosure Committee to support the Company's disclosure controls and procedures and to promote accurate, timely, and consistent public disclosures. The Disclosure Committee is composed of officers with responsibility for financial reporting, legal and regulatory compliance, and external communications.

Processes are in place to ensure that each member of the Board is, at all times, provided with such information as is necessary to discharge their duties. For example, prior to each Board meeting or Committee meeting, the Company's corporate Secretary, prepares and circulates for Board or Committee review a detailed "Board Pack" of materials. These materials, and others presented at the meetings, form the basis for further discussion of each matter presented to the Board and its Committees. To facilitate Board review and reference, all Board Packs are made available through a secure, online portal.

The agenda for each Board and Committee meeting is carefully designed to account for Board and Committee responsibilities and is based on numerous conversations among the Chair and Chief Executive Officer and among Company management. Minutes of the proceedings of the Board and each Committee are prepared, reviewed, approved, and maintained for reference.

At each meeting of the Board and the Committees, the Chair of the meeting initially determines whether any matter on the agenda could be expected to raise a conflict of interest. The meeting will only proceed if the chair confirms the absence of conflicts; if a conflict is, however, identified, it will be discussed and, as appropriate, one or more members will recuse themselves.

At each meeting of the Board, the non-executive Directors have an opportunity to request to meet in executive session.

The Company's Chief Executive Officer and the Company's non-executive Chair of the Board speak regularly on a weekly basis to share ongoing developments, ideas, and plans. They also speak periodically as additional matters arise.

The Company is satisfied that the current Board has the necessary resources to discharge its governance obligations on behalf of all stakeholders.

Further details on the Directors, Board composition, independence and other qualifications are set out on the Company's website (Board of Directors) and in the Proxy Statement.

Departure from the QCA Code (Principle 6):

The QCA Code recommends that all directors be subject to annual re-election by shareholders.

The Company does not currently apply this recommendation, as the Board is classified such that Directors are divided into three classes, with each class standing for election on a staggered basis for three-year terms.

The Board believes that a classified Board structure remains appropriate for the Company, taking into account its dual-listing on AIM and the Nasdaq Global Market, its Delaware corporate law framework, and its current strategic and growth profile.

Principle 7: Maintain appropriate governance structures and ensure that individually and collectively the directors have the necessary up-to-date experience, skills and capabilities

The Board recognizes that effective governance structures, sound systems of internal control and clearly defined processes are essential to supporting the Company's strategy, maintaining regulatory compliance across its jurisdictions of listing and delivering sustainable long-term shareholder value.

The Company has adopted Corporate Governance Guidelines that generally align with the QCA Code while also complying with applicable U.S. federal securities laws, SEC regulations and Nasdaq Listing Rules.

The Board has established the following standing Committees, each governed by written charters approved by the Board and published on the Company's website: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each Committee is composed solely of independent non-executive Directors, as independence is defined under the Nasdaq Listing Rules and applicable SEC regulations. The chairs of each Committee report regularly to the Board on matters within their subject matter jurisdiction.

The Nominating and Corporate Governance Committee is responsible for, among other matters, identifying and recommending candidates for election to the Board and assessing the qualifications and independence of non-executive directors. Each Director and executive officer is required to complete a director and officer questionnaire designed to elicit information relevant to independence determinations and qualifications.

The Nominating and Corporate Governance Committee reviews the completed director and officer questionnaires together with any other relevant information and makes recommendations to the Board regarding the independence status and qualifications of each non-executive director. Our Board has determined that each director is "independent" under Nasdaq listing standards and also satisfies the independence requirements set out in the QCA Code. It is intended that the Board will consider these recommendations and confirm director independence determinations and qualifications on an annual basis. Further details regarding Board composition, Committee membership, independence determinations and leadership structure are set out in the section entitled "Corporate Governance" in the Company's Proxy Statement.

The Company has adopted a comprehensive suite of governance policies designed to promote ethical conduct, regulatory compliance and effective oversight. These policies are reviewed periodically and updated as necessary.

Key policies include:

- Code of Conduct and Business Ethics

- Whistleblower Policy, with oversight by the Audit Committee

- Code on Dealings in Securities of the Company and Insider Trading, consistent with U.S. securities laws, AIM Rule 21 and the Company's close-period procedures

- Anti-Bribery and Anti-Corruption Policy

- Disclosure Controls and Procedures, overseen by the Disclosure Committee

Compliance with these policies is monitored by management, with material issues escalated to the Board or the relevant Committee as appropriate.

The Board receives timely, accurate and relevant information to enable informed decision-making. Board and Committee materials are prepared and circulated in advance of meetings and include financial, operational, risk and compliance reporting.

The Chief Executive Officer and Chief Financial Officer provide regular updates on business performance, financial position, regulatory matters and emerging risks. The Board also receives reports from external advisors, including the external auditor, as appropriate.

The Directors also receive an annual briefing from the Company's NOMAD in respect of continued compliance with the AIM Rules and regular briefings from the Company's Solicitors in respect of continued compliance with U.K. MAR and other applicable laws. In 2025, Stifel, as NOMAD, attended two Board meetings, one at which Stifel made a presentation regarding compliance and other matters.

External advisors to the Company – and the Board – include (among others), Forvis Mazars, LLP, the Company's independent auditors, representatives of whom attend Board meetings at least quarterly to discuss and report on quarterly and annual reports.

The Board intends to conduct an annual evaluation of its own effectiveness, along with that of its Committees and individual Directors. The most recent evaluation assessed Board composition, Committee performance, quality of information, governance processes and risk oversight.

The Board remains committed to reviewing and enhancing its governance arrangements as the Company evolves and as regulatory requirements and best practices develop in both the UK and U.S.

Further detail on the Directors is set out on the Company's website (Board of Directors) and in the Company's 10-K, as are details of the Company's governance structures. The Board intends to review the governance framework on an annual basis to ensure it remains effective and appropriate for the business going forward.

Principle 8: Evaluate board performance based on clear and relevant objectives, seeking continuous improvement

The Chair is responsible for ensuring an effective Board. Simon Lee, serving as the Board's Chair, takes an active role in executing the vision of the Company through weekly calls with the Chief Executive Officer. Mr. Lee also receives regular updates from the corporate Secretary and Chief Legal Officer regarding Board and other governance matters. In conducting his functions as Chair, Mr. Lee utilizes his extensive leadership experience, including as a board chair.

Beginning in 2024 and concluding in 2025, the Company engaged in a process to evaluate the performance of the Board, the Committees, and the individual Directors against its objectives to ensure that members of the Board provide relevant and effective contributions. The evaluation process was led by the Company's Chair.

In accordance with the QCA Code, the Company utilized the following framework for evaluating the Board based on several key indicators and criteria for Board effectiveness, including (i) clear purpose and strong leadership by the Chair, (ii) balance of skills, experience and independence, (iii) collaboration and teamwork, (iv) Directors' understanding of the business, purpose and strategy, and (v) information and engagement with shareholders, and Board performance evaluation.

At the Board's May 2025 meeting, the Chair summarized the findings from the Board evaluations, presented the findings to the full Board, and discussed the Board's intent to develop and monitor a post-evaluation action plan.

As directed by the Nominating and Corporate Governance Committee, the Board and each Committee conduct an annual review and evaluation of its own performance and that of its members, including an assessment of each Committee's compliance with its respective charter. Based on these self-assessments, the Board and each Committee submit changes it considers necessary to the Board for approval and implementation.

Given the Company's current size and stage of development, the Board considers that internally facilitated evaluations are appropriate and proportionate. The Board will continue to assess whether and to what extent an externally facilitated evaluation would be beneficial, particularly as the Company grows or its governance needs evolve.

The Board recognizes that effective succession planning is essential to the long-term sustainability and growth of the Company and to maintaining strong leadership at both Board and executive management levels. Succession planning is viewed as an ongoing and proactive process.

Responsibility for overseeing succession planning is delegated to the Nominating and Corporate Governance Committee, which works closely with the Board Chair and Chief Executive Officer. The Nominating and Corporate Governance Committee, which was established in January 2026 intends to regularly review the composition of the Board and senior leadership team, taking into account the Company's strategy, anticipated future skill requirements, and the need to maintain an appropriate balance of experience, independence, diversity of background, and continuity.

The Board intends that succession planning arrangements will be reviewed at least annually to ensure they remain appropriate as the Company grows and its strategic priorities evolve.

Principle 9: Establish a remuneration policy which is supportive of long-term value creation and the company's purpose strategy and culture

Until January 2026, decisions regarding the compensation of our executive Directors were made by our prior Remuneration Committee, and decisions regarding the compensation of non-executive Directors were made by the executive Directors in accordance with the terms of reference for the Remuneration Committee. Effective January 2026, we have established a Compensation Committee and our executive compensation programs, policies and practices for our Directors and executive officers are subject to the review and approval of the Compensation Committee. Under our Compensation Committee charter, the Compensation Committee is responsible for setting and reviewing the compensation of all of our Directors and executive officers, as well as individuals party to a key principle agreement with the Company. The Compensation Committee is also responsible for evaluating the performance of the Chief Executive Officer and determining and approving the Chief Executive Officer's annual salary, bonus, equity incentives, long-term incentives and other benefits in accordance with the Chief Executive Officer's key principle agreement. No Director or member of management may be involved in any discussions as to their own compensation.

Departure from the QCA Code (Principle 9):

Remuneration Committee Report and Remuneration Disclosure (Principle 9):

The QCA Code recommends that companies publish a clear and comprehensive Remuneration Committee Report explaining their remuneration policy, outcomes and alignment with long-term shareholder value and contemplates that the Remuneration Committee Report is put to an advisory shareholder vote.

The Company does not publish a standalone Remuneration Committee Report in the form typically expected of U.K.-only AIM companies.

As a Nasdaq-listed company, the Company provides detailed executive compensation disclosure in its annual Proxy Statement in accordance with SEC regulations. Executive compensation and related disclosures are governed primarily by U.S. securities laws and Nasdaq listing standards.

The Board considers that its approach to remuneration disclosure is appropriate and proportionate, having regard to the Company's dual-listing on AIM and the Nasdaq, its status as a U.S. reporting issuer, and the extensive remuneration disclosure already provided.

Principle 10: Communicate how the company is governed and is performing by maintaining a dialogue with shareholders and other key stakeholders

The Company communicates with shareholders through its annual and quarterly reporting cycles, key company announcements, trading updates, the Annual General Meeting and individual meetings with shareholders.

 The Company maintains an active corporate website (www.pphcompany.com) and posts content regularly to social media (LinkedIn) to keep stakeholders apprised of business updates and key milestones, along with the required financial reporting provided within the specific investor website. In addition to regulatory announcements (RNS, Form 8-K), the Company may also issue non-regulatory communications, including press releases, investor presentations, and other commercial announcements

The Company's website (www.pphcompany.com) is updated on a regular basis with information regarding the Group's activities and performance. The Company's reports, presentations, notices of Annual General Meetings, and results of voting at shareholder meetings are made available on the website.

The Company maintains a dedicated AIM Rule 26 webpage setting out:

- o   adoption of the QCA Code;

- o   how each principle is applied;

- o   departures from the QCA Code; and

- o   the date of the most recent review.

Governance documents (Committee charters, codes and corporate governance guidelines) are publicly available on the Company's website.

The Board reviews governance disclosures annually to ensure accuracy and relevance.

The Company has retained investor relations agency support to facilitate awareness of its business and performance of its stock amongst analysts, retail investors and others. Effective February 2023, the agency retained was Buchanan Communications, 107 Cheapside, London EC2V 6DN and in 2025, retained MZ Group.

Company Information

Nominated advisor and Joint Broker:

Stifel Nicolaus Europe Limited
150 Cheapside
London, EC2V 6ET
United Kingdom

Joint Broker:

Canaccord Genuity Limited
88 Wood Street
London, EC2V 7QR
United Kingdom

Legal Advisors (UK):

Fieldfisher LLP
Riverbank House, 2 Swan Lane
London, EC4R 3TT
United Kingdom

Legal Advisors (US):

Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202
United States

Fried, Frank, Harris, Shriver & Jacobson LLP
100 Bishopsgate
London, EC2N 4AG
United Kingdom

Auditors:

Forvis Mazars LLP
1410 Spring Hill Road, Suite 500
Tysons, VA 22101
United States

Registrars:

Odyssey Transfer and Trust Company
860 Blue Gentian Rd, Suite 320
Eagan, MN 55121
United States

MUFG Corporate Markets
Central Square, 29 Wellington Street
Leeds, LS1 4DL
United Kingdom

Financial PR Advisors:

Buchanan Communications Ltd
107 Cheapside
London, EC2V 6DN
United Kingdom

MZ Group
1200 6th Avenue, Suite 21
Columbus, Georgia 31901
United States

Reporting accountant:

CrossCountry Consulting
1600 Tysons Blvd, Suite 1100
McLean, VA 22102
United States

Tax Advise & Compliance:

EisnerAmper LLP
1500 Sunday Dr, Suite 300
Raleigh, NC 27607
United States

For investor relations inquiries:
ir@pphcompany.com

For all other inquiries:
inquiries@pphcompany.com

